As filed with the Securities and Exchange Commission on January 14, 2010

Registration No. 333–162784

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PREGIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3089	20-3103585
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SEE TABLE OF ADDITIONAL REGISTRANT GUARANTORS

1650 Lake Cook Road, Suite 400

Deerfield, IL 60015

(847) 597-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael T. McDonnell

1650 Lake Cook Road, Suite 400

Deerfield, IL 60015

(847) 597-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Levitt, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

Approximate date of commencement of proposed exchange offer: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Second Priority Senior Secured Floating Rate Notes due 2013	€125,000,000	100%	€125,000,000	$10,318.09(2)
Guarantees of Second Priority Senior Secured Floating Rate Notes due 2013	€125,000,000	(3)	(3)	(3)
Total Registration Fee	—	—	—	$10,318.09(4)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.
(2)	Calculated based on the exchange rate at closing on October 27, 2009 of €1.00 = $1.4793 provided by The Wall Street Journal.
(3)	No separate filing fee is required pursuant to Rule 457(n) under the Securities Act.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANT GUARANTORS

Exact Name of Registrant Guarantor as Specified in its Charter(1)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
PREGIS HOLDING II CORPORATION	Delaware	6719	20-3321581
PREGIS MANAGEMENT CORPORATION	Delaware	8741	20-3321603
PREGIS INNOVATIVE PACKAGING INC.	Delaware	3089	76-0533954
HEXACOMB CORPORATION	Illinois	2653	36-3670404

(1)	The address for each of the additional registrant guarantors is c/o Pregis Corporation, 1650 Lake Cook Road, Suite 400, Deerfield, IL 60015.

The information in this prospectus is not complete and may be changed. We may not sell these securities or consummate the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to acquire or exchange these securities in any jurisdiction where the offer, sale or exchange is not permitted.

Subject to Completion, dated January 14, 2010

Prospectus

Pregis Corporation

Exchange Offer for

€125,000,000

Second Priority Senior Secured Floating Rate Notes due 2013

We are offering to exchange up to €125,000,000 of our second priority senior secured floating rate notes due 2013, which will be registered under the Securities Act of 1933, as amended, for up to €125,000,000 of the outstanding second priority senior secured floating rate notes due 2013 that we issued on October 5, 2009. We are offering to exchange the exchange notes for the outstanding notes to satisfy our obligations contained in the registration rights agreement that we entered into when the outstanding notes were sold pursuant to Rule 144A and Regulation S under the Securities Act. The terms of the exchange notes are identical to the terms of the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes.

Application will be made to the Irish Financial Services Regulatory Authority, as competent authority under the Prospectus Directive 2003/71/EC, for an offering circular related to the outstanding notes and the exchange notes to be approved. If and when so approved, the Irish Financial Services Regulatory Authority will only approve such offering circular as meeting the requirements imposed under Irish and European Union (“EU”) law pursuant to the Prospectus Directive 2003/71/EC. Application will be made to the Irish Stock Exchange for the outstanding notes and the exchange notes to be admitted to the Official List and trading on its regulated market. Such approval will relate only to notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange or other regulated markets for purposes of Directive 93/22/EC or which are to be offered to the public in any Member State of the European Economic Area.

The exchange offer will expire at 12:00 a.m. (midnight), New York City time on                    , 2010, unless we extend it.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must acknowledge that they will deliver this prospectus in any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should consider carefully the “Risk Factors” beginning on page 21 of this prospectus.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

Pregis Corporation is a Delaware Corporation. We are a wholly owned subsidiary of Pregis Holding II Corporation, a Delaware Corporation, or Pregis Holding II, which is in turn a wholly owned subsidiary of Pregis Holding I Corporation, a Delaware Corporation, or Pregis Holding I. Our principal executive offices are located in 1650 Lake Cook Road, Suite 400, Deerfield, IL 60015. Our telephone number is (847) 597-2200.

This prospectus includes trademarks and service marks owned or used by us, such as Astro-Foam®, Astro-Cell®, Astro-Bubble®, Air Kraft®, Furniture GUARD®, Hexacomb®, Microfoam®, NopaplankTM, PolylamTM, Polyplank®, JiffyTM, PropyflexTM, Secu-DrapeTM, CleerpeelTM, SteriflexTM, Mediwell SuperTM, Mediwell Super PlusTM, MedipeelTM and FlexopeelTM, as well as trademarks and service marks owned by third parties.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, including “Risk Factors” and the financial statements and related notes, included elsewhere in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before participating in the exchange offer. Except as otherwise required by the context, references in this prospectus to “Pregis,” “our company,” “we,” “our” or “us” (or similar terms) refer to Pregis Corporation, the obligor under the notes, together with its consolidated subsidiaries. You should also see “—Certain Definitions” on page 20 for definitions of some of the terms we use in this prospectus.

Our Company

We are one of the leading international manufacturers, marketers and suppliers of protective packaging products and specialty packaging solutions. Our broad, industry-leading product offering includes protective packaging, flexible barrier packaging, food service packaging and hospital supplies. We serve a diversified range of end-markets including general industrial, foodservice, electronics, medical, furniture, consumer products, building products, agricultural, retail and other specialty industries. We have been able to secure strong positions in our segments as a result of our broad offering of highly customized, innovative packaging solutions, long-standing customer relationships, customer-focused service, strategically located operations and advanced low-cost manufacturing facilities. Our product offering is primarily plastic resin and plastic film-based but also includes products derived from kraft paper and other raw materials. We believe that our diversified range of product offerings, geographical markets, end-markets and customers helps reduce overall business risk, enhances our revenue stability and provides us with opportunities for growth resulting from changing customer needs and market trends.

Our company operates through two reportable segments: Protective Packaging, which manufactures, markets, sells and distributes protective packaging products in North America and Europe; and Specialty Packaging, which focuses on the development, production and marketing of innovative packaging solutions for food, medical, and other specialty packaging applications, primarily in Europe. The following charts show our sales for the twelve months ended December 31, 2008, broken down by geography, end-market and product:

Protective Packaging’s protective mailers, air-encapsulated cushioning products, sheet foam, engineered foam, inflatable airbag systems, honeycomb products and other protective packaging products are used for cushioning, void-fill, surface protection, containment, and blocking and bracing. Protective Packaging derived approximately 80% of its 2008 sales from markets where we believe Protective Packaging is the largest or second largest supplier. We believe Protective Packaging’s market leadership results from its broad product offerings with multiple applications, industry-leading scale, end-user focused sales strategy, low-cost operations and continuous investment in innovation. With a strategic footprint of 22 manufacturing facilities in North America and 15 in Europe, Protective Packaging benefits significantly from an estimated cost-effective shipping radius in the industry of approximately 200 to 400 miles.

Our Specialty Packaging division is a leading European packaging business focused on the development, production and marketing of specialty packaging solutions principally to the food, medical and consumer products markets. Within these markets, Specialty Packaging pursues a niche strategy focusing on market segments that we believe offer attractive growth and return opportunities. Through a combination of highly customized, value-added packaging solutions and a diversified technology and production base, Specialty Packaging has been able to secure strong positions in the segments it serves. Specialty Packaging has developed three niche areas of focus (where it is one of the top three suppliers):

•	Flexible Packaging Products, which include high value-added customized converted barrier films and products for niche segments of the food, medical and consumer products markets;

•

Rigid Packaging Products, which include individually customized packaging for food and foodservice products, including snacks, salads, confectionery, biscuits and prepared meals, as well as standard thermoformed packaging produced internally which is sold alongside third-party foodservice products purchased for resale; and

•

Medical Supplies and Packaging, which include a complete range of disposable drapes sold under the Secu-DrapeTM brand as well as under private label brands, procedure packs and medical packaging, including products sold under the MedipeelTM, FlexopeelTM, CleerpeelTM and SteriflexTM brands.

Specialty Packaging operates nine manufacturing facilities in Germany, the United Kingdom and Egypt and generates all of its sales in Europe, the Middle East and North Africa.

Industry Overview

In 2008, the protective packaging industry in North America and Europe had sales of approximately $3 billion, based on management estimates, with North America representing approximately 50% and Europe representing approximately 50%. The demand for protective packaging in North America has grown at an average annual rate of approximately 5% from 2002 to 2007 and is expected to grow at an average rate of approximately 4% annually through 2012. We believe that the historical growth was mainly due to the increased demand for protective packaging in the industrial and consumer end-markets resulting from expedited delivery of individualized packages, globalization of the supply chain, increased focus on efficiency and reduced costs in shipping. We believe that future growth will be aided by further expansion of Internet commerce and mail order catalog sales, as well as the increased customization of protective packaging applications in the electronics, medical and other industries. The protective packaging industry is also characterized by diversity of end-markets, applications and customers.

Within the European specialty packaging market, our business participates in the converted flexible packaging market (with estimated 2008 sales of €9.8 billion), the disposable operating drapes and gowns market (with estimated 2008 sales of $600 million) and the foodservice market (with 2008 sales of €4.6 billion based on company estimates). Annual sales growth rates through 2012 for converted flexible packaging are expected to average approximately 2% per annum in Western Europe and approximately 8% per annum in Central and Eastern Europe, driven by general economic growth, material substitution trends and changing consumer preferences. Revenue for disposable operating drapes and gowns is expected to grow approximately 5% through 2013 as disposable drapes and gowns continue to take business from reusable drapes and gowns. We believe penetration levels for disposable drapes and gowns in Europe currently are approximately 60%, significantly below penetration levels in the United States which we believe to be at least 90%. We believe the food and foodservice markets will continue to be favorably impacted by increases in consumer demand for convenience including semi-ready meals, food-on-the-go, as well as a trend toward home meal replacement.

Competitive Strengths

We believe we are distinguished by the following competitive strengths:

•

Leading Positions in Fragmented Markets. As one of the leading providers of protective packaging products as well as a leading competitor in our target markets in European specialty packaging solutions, we benefit from our broad product offering, scale, expertise in innovation, long standing customer relationships and diverse end-markets. Our Specialty Packaging businesses focus on non-commodity, specialized niche market segments with deep, collaborative customer relationships, high service expectations and exacting product requirements.

•

Broad Product Offering Combined with Customer-Focused Service. We believe we offer one of the broadest product lines in the packaging industry. Many of our customers tend to purchase multiple packaging products from manufacturers and our ability to offer a broad array of products reduces customer cost and simplifies procurement requirements. We also offer highly customized, value-added packaging solutions to attractive markets. Examples of these tailored solutions include customized shapes, customized laminates and other design services. In addition to our broad product line and customized solutions, we provide our customers with levels of quality, lead times, logistics and design services that we believe are among the most competitive in the packaging industry.

•	Advanced, Low-Cost Manufacturing. We benefit from a number of competitive advantages that help us compete effectively in our markets. For example:

•

Our manufacturing capabilities and product performance attributes depend on advanced technological know-how. Our advanced manufacturing capabilities allow us to produce unique and compelling products to meet our customers’ needs. For example, our ability to manufacture co-extruded cushioning packaging, polypropylene and polyethylene sheet foam, extruded plank and paper-based products is a significant advantage relative to our competitors, who generally have more limited product offerings. We also believe we are the sole producer of low density polypropylene sheet foam products and one of only two producers of co-extruded bubble cushioning products.

•

We continue to make significant investments in our manufacturing facilities, enabling us to produce higher-value added products, further broaden our product offering and improve profitability. Since the beginning of 2006, Pregis has invested over $100 million in capital expenditures in order to launch new products, restructure our operations, implement advanced manufacturing techniques and make other process improvements. We believe that our facilities are well-capitalized in comparison to many of our competitors.

•

Many of the products in our industry are lightweight with an estimated cost-effective shipping radius in the industry of approximately 200 to 400 miles. In addition, many of our customers seek broad geographic coverage and timely, often overnight, deliveries. Our expansive manufacturing and distribution network, which included a network of 46 facilities in 18 countries as of December 31, 2008, allows us to provide our customers with the geographic scale and service levels required to meet their needs. For example, we are the only manufacturer of kraft honeycomb products that can offer a national presence throughout the United States and much of Western Europe.

•

Our ability to procure lower cost raw materials due to our scale, coupled with our efficient manufacturing assets, enables us to maintain a cost structure which we believe to be lower than that of many of our competitors, which helps drive revenue growth and improve profitability.

•

Significant Diversification. Our business is well balanced with a diversified range of product offerings, geographical markets, end-markets and customers. We believe we offer one of the broadest product lines in the packaging industry. Geographically, we serve markets in North America, Europe and, to a lesser extent, other regions of the world. We also benefit from a diverse set of end-markets served and a diverse customer base, with our largest customer representing less than 2% of sales in 2008. We believe this diversity helps reduce overall business risk, enhances our revenue stability and provides us with opportunities for growth resulting from changing customer needs and market trends.

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Track Record of Customization and Innovation. Our focus on customized solutions is a key factor in our ability to grow by satisfying our customers’ changing needs. Examples of customization include surgical and procedure kits tailored to the needs of a hospital or an individual physician; custom print, decoration and barrier properties in flexible films; custom thermoformed container shapes and closure designs for the foodservice market; and die-cut and application-specific customized products for Protective Packaging’s Hexacomb® product line. The ability to innovate is a key factor in our ability to expand our product lines and meet shifts in market demand. For example, the Protective Packaging segment recently introduced a new family of “green” products to address the growing need for sustainable packaging alternatives. These products include Astro-Bubble® Green, the first air cushioning bubble product made with recycled-content. Also included in our sustainable product portfolio are Astro-Bubble® Renew, Absolute EZ-Seam Renew™ (recycled content floor underlayment), Hefty Express® mailers and Jiffy™ Green bubble rolls and mailer products. In addition, we believe our Protective Packaging business is one of only two manufacturers of extruded engineered foam in both North America and Europe and the only producer of polypropylene sheet foam in North America. We believe that our customized and innovative products provide additional value to our customers.

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Experienced Management Team and Strong Equity Sponsorship. Our senior managers have extensive commercial, manufacturing and finance backgrounds. Our management team has demonstrated its ability to improve our competitive position by successfully developing and executing our global business strategy. Our management team has led the implementation of lean and other productivity programs and significant cost savings initiatives, as well as internal and acquisitive expansion efforts, which position us for future growth and margin expansion. We also benefit from our equity sponsor’s relationships, knowledge of the packaging, specialty chemicals and consumer products industries, and significant investment experience in separating and optimizing carve-out divisions of larger organizations.

Business Strategy

We are pursuing a business strategy developed to increase revenue and cash flow. The key components of this strategy are:

•

Capitalize on Our Market Position to Grow Sales. We are continuing to use our broad product offering, expansive geographic coverage, advanced manufacturing technologies and leading service levels to drive our growth. We also plan to continue to pursue initiatives that further broaden our product lines in the packaging industry. Our diversity of end-markets and customers, as well as our knowledge of trends and customer preferences, help us identify new business and product opportunities. Our product development teams continue to seek to enhance and expand the use of existing products as well as work collaboratively with our customers to design new products. We are also continuing to focus our efforts on the development of products that can provide immediate value to our customers and meet their performance requirements and quality expectations.

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Continue Customer-Focused Service. We have successfully differentiated ourselves through a reputation for customer-focused, high quality service. We intend to further enhance our service levels by using our strong relationships with customers and end-users to gain industry and consumer insight into emerging trends and customer preferences. We implement our customer-focused strategy through a regional sales and distribution infrastructure, tailored to fit the needs of our customers and end-markets. The key elements of this strategy require us to develop and maintain long-standing relationships and partnerships with our customers. We have an average relationship of 20 years with our top 10 customers. We intend to continue to use this strategy to capture increased value for our products and services.

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Maintain Technological Know-How and Low-Cost Manufacturing Position. We have made substantial investments to develop advanced packaging manufacturing technologies, and as a result we have a significant portfolio of industry-leading products and technologies. We continue to invest in advanced manufacturing capabilities and low-cost facilities in order to enable us to produce higher value-added products, further broaden our product offering and improve profitability. Beginning in 2008, through restructuring actions and process redesign, we believe we have permanently lowered our cost position and have removed approximately $78 million of fixed costs from our company.

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Continue to Use Our International Platform. We intend to continue to share products, technologies, manufacturing processes and best practices, and research and development resources across our protective packaging operations in North America and Europe. In addition, we are using this international platform to introduce new products and technologies more efficiently, obtain information on distribution channels and end-markets, and re-deploy manufacturing assets and sales personnel as needed to capitalize on emerging trends in the markets we serve.

Recent Developments

Issuance of €125,000,000 Second Priority Senior Secured Floating Rate Notes due 2013. On October 5, 2009, we issued €125,000,000 aggregate principal amount of second priority senior secured floating rate notes due 2013 (the “outstanding notes”). The exchange notes offered hereby are being offered in exchange for the outstanding notes.

The outstanding notes were sold at an issue price of 94% of their aggregate principal amount, together with accrued interest from July 15, 2009 (as if such notes had been issued and outstanding since July 15, 2009). The outstanding notes bear, and the exchange notes will bear, interest at a floating rate of EURIBOR plus 5.00% per year, payable quarterly on January 15, April 15, July 15 and October 15 of each year (beginning on October 15, 2009 with respect to the outstanding notes and beginning on January 15, 2010 with respect to the exchange notes). The outstanding notes, together with the exchange notes, will be treated as a single class under their indenture with the €100,000,000 principal amount of senior secured floating rate notes issued by us in 2005 (the “2005 notes”). However, because the outstanding notes were, and the exchange notes will be treated as, issued with more than de minimis original issue discount for United States federal income tax purposes, they will not be fungible with the 2005 notes. The 2005 notes, the exchange notes and the outstanding notes will trade under separate ISIN and Common Code numbers.

We used the net proceeds of the offering of the outstanding notes, together with cash on hand, to repay in full the term loans under our senior secured credit facilities. In connection with the issuance of the outstanding notes, we entered into a supplemental indenture to the indenture governing the senior secured floating rate notes, a registration rights agreement relating to the outstanding notes, an amendment to our senior secured credit facilities (described below) and amendments to certain security agreements, including our second lien security agreement, our second lien intellectual property security agreement and the subordinated pledge agreement relating to Pregis (Luxembourg) Holding S.à r.l., a subsidiary of ours, to provide for perfected security interests securing the outstanding notes and the exchange notes.

Bank Amendment. On October 5, 2009 we amended our senior secured credit facilities. The amendment, among other things:

•

permits our company to engage in certain specified sale leaseback transactions (including the sale leaseback transactions described in “—Sale Leaseback Transactions” below) in 2009 and up to $35 million of additional sale leaseback transactions through the maturity of the senior secured credit facilities;

•	replaces the maximum leverage ratio covenant of 5.0x under the senior secured credit facilities with a first lien leverage covenant of 2.0x;

•	eliminates the minimum cash interest coverage ratio covenant under the senior secured credit facilities;

•

increases the accordion feature of the term loan portion of the senior secured credit facilities by $100.0 million, allowing our company to borrow up to $200.0 million under the term loan portion of the senior secured credit facilities, subject to certain conditions including receipt of commitments therefor;

•	provides for additional subordinated debt issuances subject to a 2x interest coverage ratio; and

•	modifies several other covenants in the senior secured credit facilities to provide our company with more flexibility.

See “Description of Other Indebtedness—Senior Secured Credit Facilities.”

Sale Leaseback Transactions. We have entered into, or are currently exploring opportunities to enter into, sale leaseback transactions relating to five of our real estate properties pursuant to which we would sell such properties and lease them back from the purchasers. On December 1, 2009, we completed a sale leaseback transaction relating to our property in Cheshire, United Kingdom, for a purchase price of approximately $10.6 million (pound equivalent). The lease term is 25 years with annual rents totaling approximately $1.2 million (pound equivalent). We are also exploring opportunities to enter into sale leaseback transactions relating to the four properties we own in Plymouth, Indiana, Visalia, California, Glens Falls, New York and Ossago, Italy. If sale leaseback transactions for these remaining four properties are consummated, we expect to receive net cash proceeds of approximately $25-30 million. We expect to use the sale leaseback proceeds for capital expenditures and other investments in assets or properties that will be used in our business or to repay outstanding indebtedness. There can be no assurance that any of the potential sale leaseback transactions that we are currently exploring will be consummated on the terms described herein, or at all.

Risk Factors

Investing in the exchange notes involves risks, which include, among other things:

•	Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes;

•	Not all of our subsidiaries guarantee the exchange notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the exchange notes;

•	To service our debt, we will require a significant amount of cash, which may not be available to us;

•	The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the exchange notes;

•	There may not be sufficient collateral to pay all or any of the exchange notes;

•	Our financial performance is dependent on plastic resin prices, the continued availability of resin and energy costs;

•	We face competition in each of our businesses and our customers may not continue to purchase our products;

•	We may be unable to meet future capital requirements;

•	Our business could be materially hurt by economic downturns; and

•	Risks related to our acquisition or divestiture strategies.

For more information about these and other risks relating to our company, see “Risk Factors” beginning on page 21 and “Cautionary Note Regarding Forward-Looking Statements” on page 75. You should carefully consider these risk factors together with all other information included in this prospectus.

Ownership and Corporate Structure

The chart below summarizes our ownership and corporate structure.

The exchange notes will be guaranteed by Pregis Holding II Corporation and all of the current and future domestic restricted subsidiaries of Pregis Corporation. The exchange notes will be effectively subordinated to all of the liabilities of Pregis Corporation’s subsidiaries that are not guaranteeing the exchange notes. See “Description of Notes—Note Guarantees” and “Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—Not all of our subsidiaries will guarantee the exchange notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the exchange notes.”

The Sponsor

AEA was founded in 1968 by Rockefeller, Mellon and Harriman family interests in partnership with S.G. Warbug & Co. Today its investors—known as “Participants”—include many of the world’s leading industrial families, business executives and influential institutional investors. Their network of relationships and experience in operating businesses help AEA evaluate investment opportunities and work with portfolio companies to achieve high returns. In the style of its founders, AEA invests in well-positioned businesses that can benefit from transformational capital to improve operationally, strategically and financially. This focus on building businesses has allowed AEA to invest successfully over many economic cycles. AEA has over 60 investment professionals operating from offices in New York, Connecticut, London, Munich, Hong Kong and Shanghai. It manages approximately $4 billion of invested and committed capital in funds dedicated to three purposes: (1) buyouts of middle market companies, (2) buyouts of smaller middle market companies, and (3) mezzanine and senior debt investments. AEA’s performance is enhanced by its deal flow, sector knowledge and investing expertise shared across all investment teams.

Summary of the Exchange Offer

On October 5, 2009, we sold €125,000,000 aggregate principal amount of our second priority senior secured floating rate notes due 2013, or the outstanding notes, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). We are conducting this exchange offer to satisfy our obligations contained in the registration rights agreement that we entered into in connection with that sale. You should read the discussion under the headings “The Exchange Offer” and “Description of Notes” for further information regarding the exchange notes to be issued in the exchange offer.

Securities Offered	Up to €125,000,000 aggregate principal amount of second priority senior secured floating rate notes due 2013 registered under the Securities Act.

The terms of the exchange notes offered in the exchange offer are identical to those of the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes.

The Exchange Offer	We are offering exchange notes in exchange for a like principal amount of our outstanding notes. The exchange notes are being offered only in exchange for the second priority senior secured floating rate notes due 2013 that we issued on October 5, 2009, and not for any other notes.

You may tender your outstanding notes for exchange notes by following the procedures described under the heading “The Exchange Offer.”

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 12:00 a.m. (midnight), New York City time, on , 2010, unless we extend it. You may withdraw any outstanding notes that you tender for exchange at any time prior to the expiration of this exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” for a more complete description of the tender and withdrawal period.

Conditions to the Exchange Offer	The exchange offer is not subject to any conditions, other than that:

•	the exchange offer does not violate any applicable law or applicable interpretations of the staff of the SEC; and

•

there is no action or proceeding instituted or threatened in any court or by any governmental agency that in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

Procedures for Tendering Outstanding Notes	To participate in this exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by book-entry delivery following the procedures described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus.

See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

United States Federal Tax Considerations	The exchange of the outstanding notes for the exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Income and Estate Tax Considerations” for a summary of United States federal tax consequences associated with the exchange of outstanding notes for the exchange notes and the ownership and disposition of those exchange notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A., the successor trustee to The Bank of New York under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange Offer—Exchange Agent.”

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding notes not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the outstanding notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We do not currently intend to register the outstanding notes under the Securities Act. If your outstanding notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your outstanding notes.

Resales of the Exchange Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for sale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if:

•	you acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

•

you are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of our company, as that term is defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will deliver this prospectus when it resells or transfers any exchange notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Summary of The Exchange Notes

The following summary contains basic information about the exchange notes and is not intended to be complete. For a more complete understanding of the exchange notes, please refer to the section entitled “Description of Notes” in this prospectus.

Issuer	Pregis Corporation

Securities Offered	Up to €125,000,000 aggregate principal amount of second priority senior secured floating rate notes due 2013 (the “exchange notes”).

Maturity Date	The exchange notes will mature on April 15, 2013.

Interest	The exchange notes will bear interest at a floating rate equal to EURIBOR (as defined) plus 5.00% per year. Interest on the exchange notes will be reset quarterly and will be payable quarterly on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2010. The interest rate for the quarterly interest period ending January 15, 2010 will be 5.742%.

Guarantees	The payment of principal, premium, if any, and interest on the exchange notes is unconditionally guaranteed, jointly and severally, on a senior secured basis by our immediate parent and each of our current and future domestic restricted subsidiaries.

Ranking	The exchange notes and the related guarantees will be second priority secured senior obligations. Accordingly, they will be:

•

effectively junior to our and the guarantors’ obligations under our senior secured credit facilities and any other obligations that are secured by first priority liens on the collateral securing the exchange notes or that are secured by a lien on assets that are not part of the collateral securing the exchange notes, in each case, to the extent of the value of such collateral or assets;

•	structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries that are not guarantors;

•

equal in right of payment with the outstanding notes and the senior secured floating rate notes issued by us in 2005 (the “2005 notes” and, together with the outstanding notes and the exchange notes, the “senior secured floating rate notes”);

•

equal in right of payment with all of our and the guarantors’ existing and future unsecured and unsubordinated indebtedness, and effectively senior to such indebtedness to the extent of the value of the collateral; and

•

senior in right of payment to all of our and the guarantors’ existing and future subordinated indebtedness, including the senior subordinated notes issued by us in 2005 (the “senior subordinated notes”) and the related guarantees.

As of September 30, 2009, after giving pro forma effect to the issuance and sale of the outstanding notes and the use of proceeds thereof, we would have had $521.1 million of indebtedness on a consolidated basis, of which:

•	$43.0 million would have been borrowings outstanding under the revolving portion of our senior secured credit facilities;

•

$329.3 million (euro equivalent) would have been second priority senior secured debt, including $182.9 million (euro equivalent) aggregate principal amount of outstanding notes and $146.4 million (euro equivalent) aggregate principal amount of 2005 notes; and

•	$148.3 million would have been senior subordinated debt representing the senior subordinated notes.

We are permitted to incur $200.0 million of additional borrowings, subject to certain conditions, under the term loan portion of our senior secured credit facilities. See “Description of Other Indebtedness—Senior Secured Credit Facilities.”

Further, subject to compliance with the senior secured credit facilities, the indenture governing the notes will continue to allow us to incur at least $220 million (less amounts then outstanding under the senior secured credit facilities) of debt, including debt that replaces the term loans repaid with the proceeds of the issuance and sale of the outstanding notes. If such debt is incurred under the $220 million credit facility basket or in compliance with a 3:1 senior secured leverage ratio, plus an additional $50 million, such debt would constitute first priority lien obligations and could be secured on a first priority basis.

As of September 30, 2009, our subsidiaries that are not guarantors had $64.8 million of liabilities, all of which constituted trade payables.

Collateral for the Exchange Notes	The exchange notes and the related guarantees will be secured by a second priority lien, subject to permitted liens, on all of the following assets owned by us or the guarantors, to the extent such assets secure our senior secured credit facilities on a first priority basis:

•	substantially all of our and each guarantor’s existing and future property and assets (subject to certain exceptions); and

•

all of the capital stock or other securities of our and the guarantors’ existing or future direct or indirect domestic subsidiaries and 66% of the stock or other securities of our and the guarantors’ existing or future direct foreign subsidiaries, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by us, or market value (whichever is greatest) of any such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of exchange notes outstanding. See “Risk Factors—Risks Related to the Exchange Notes—The equity interests and other securities securing the exchange notes will be deemed not to be collateral to the extent the pledge of such equity interests or other securities would require the filing with the SEC of separate financial statements for any subsidiaries that shall have issued such equity interests or other securities.”

Our obligations under our senior secured credit facilities are secured by a first priority lien on the collateral (as well as on the capital stock or other securities in excess of the 20% threshold discussed in the preceding paragraph). As a result, the exchange notes will be effectively junior to our obligations under our senior secured credit facilities and any other indebtedness secured by a first priority lien on the collateral to the extent of the value of the collateral. In addition, the indenture governing the exchange notes permits us (1) if we issue additional indebtedness, to secure such additional indebtedness with first priority liens on the collateral provided that (a) such additional indebtedness could be incurred under such indenture and (b) the ratio of our total secured indebtedness (other than indebtedness secured by second or third priority liens on the collateral) to our consolidated cash flow (as defined in such indenture) would not, upon incurrence of such additional indebtedness, exceed 3.0 to 1.0, plus an additional $50 million, and (2) to secure an unlimited principal amount of additional senior secured floating rate notes (issued after the closing date of this offering) with second priority liens on the collateral provided that the indebtedness represented by such additional notes could be incurred under such indenture.

The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay any of our obligations under the exchange notes, in full or at all, after first applying any proceeds from the collateral to satisfy our obligations in full under our senior secured credit facilities and any other indebtedness secured by a first priority lien on the collateral. See “Risk Factors—Risks Related to the Collateral—There may not be sufficient collateral to pay all or any of the exchange notes.”

Any proceeds received by the trustee on behalf of the holders of the exchange notes from the sale of the collateral prior to the payment in full of indebtedness secured by the first priority liens on the collateral must be delivered to the holders of that indebtedness.

We are currently exploring opportunities to enter into sale leaseback transactions relating to certain of our real estate properties, including properties in California, New York and Indiana which have been pledged as collateral for the benefit of the holders of certain of our indebtedness, including the outstanding notes and the exchange notes offered hereby. If we consummate sale leaseback transactions relating to all or any of such properties, the collateral securing the outstanding notes and the exchange notes will be reduced. See “Recent Developments—Sale Leaseback Transactions” and “Risk Factors—Risks Related to the Collateral—There may not be sufficient collateral to pay all or any of the exchange notes.” There can be no assurance that such sale leaseback transactions will be consummated on the terms described herein, or at all.

The security documents governing the collateral provide that the holders of first priority liens on the collateral control, at all times prior to payment in full, all remedies and other actions related to the collateral. The second priority liens on the collateral will not entitle the trustee or the holders of any exchange notes to take any action whatsoever with respect to the collateral prior to such time. As a result, neither the trustee nor the holders of the exchange notes will be able to force a sale of the collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the lenders under our senior secured credit facilities and other holders of first priority liens on the collateral. To the extent that the first priority lien holders release their first priority liens on all or any portion of the collateral, the second priority lien on the collateral will likewise be automatically released to the same extent, in most cases. However, if following such release, we grant any future creditor a first priority lien on any assets constituting the secondary collateral to secure new indebtedness, we must also grant the holders of the senior secured floating rate notes a second priority lien on such assets to secure our obligations under the senior secured floating rate notes and the related guarantees.

Optional Redemption	We may redeem some or all of the exchange notes at 100% of their principal amount, plus accrued and unpaid interest to the applicable redemption date. See “Description of Notes—Optional Redemption.”

Change of Control	Upon the occurrence of a change of control, we will be required to make an offer to repurchase each holder’s exchange notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase; provided that our obligation to repurchase the exchange notes will be subject to the terms of our senior secured credit facilities. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Covenants	The indenture governing the exchange notes contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other equity distributions;

•	make investments;

•	create liens;

•	in the case of our restricted subsidiaries, incur obligations that restrict their ability to make dividends or other payments to us;

•	sell assets;

•	engage in transactions with affiliates;

•	incur debt that is expressly subordinated to other debt;

•	engage in sale-leaseback transactions;

•	create unrestricted subsidiaries; and

•	merge or consolidate with other companies or sell substantially all of their assets.

These limitations are subject to a number of important exceptions and qualifications. See “Description of Notes.”

Original Issue Discount	Because the “stated redemption price at maturity” of the exchange notes exceeds their “issue price” (both as defined below under “Material United States Federal Income and Estate Tax Considerations—United States Holders—Payments of Stated Interest and Original Issue Discount”) by more than the statutory de minimis amount, the exchange notes will be treated as issued with original issue discount for United States federal income tax purposes in an amount equal to such excess. United States holders (as defined below under “Material United States Federal Income and Estate Tax Considerations—United States Holders”) will be required to include such original issue discount in their gross income as it accrues, in advance of their receipt of cash attributable to such original issue discount. See “Material United States Federal Income and Estate Tax Considerations.”

Fungibility with 2005 Notes	The exchange notes will be identical in all respects to the 2005 notes, will be secured by the same collateral and will be treated as a single class with the 2005 notes for all purposes under the indenture, including for purposes of amendments, acceleration, redemptions, and offers to purchase. However, the exchange notes will not have the same Common Code or ISIN numbers as the 2005 notes, will not be fungible with the 2005 notes and will not trade together as a single class with the 2005 notes. The exchange notes will be treated as issued with more than de minimis original issue discount for United States federal income tax purposes, whereas the 2005 notes were not issued with original issue discount for such purposes.

Listing

Application will be made to the Irish Financial Services Regulatory Authority, as competent authority under the Prospectus Directive 2003/71/EC, for an offering circular related to the outstanding notes and the exchange notes to be approved. If and when so approved, the

Irish Financial Services Regulatory Authority will only approve such offering circular as meeting the requirements imposed under Irish and European Union (“EU”) law pursuant to the Prospectus Directive 2003/71/EC. Application will be made to the Irish Stock Exchange for the outstanding notes and exchange notes to be admitted to the Official List and trading on its regulated market.

Risk Factors	Investment in the exchange notes involves certain risks. You should carefully consider the information in the “Risk Factors” section and all other information included in this prospectus before participating in the exchange offer.

Summary Historical Financial and Other Data

Set forth below is summary historical financial and other data for Pregis. The summary historical financial data set forth below as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, and 2006 have been derived from the audited consolidated financial statements of Successor (as defined below), which are included in this prospectus. The summary historical financial data as of December 31, 2006 and 2005 and for the period October 13 to December 31, 2005 have been derived from the audited consolidated financial statements of Successor, which are not included in this prospectus, and the summary historical financial data as of and for the year ended December 31, 2004 and for the period January 1, 2005 to October 12, 2005 have been derived from the audited financial statements of Predecessor (as defined below), which are not included in this prospectus. The summary historical financial data presented below as of and for the nine-month periods ended September 30, 2008 and September 30, 2009 have been derived from the unaudited interim consolidated financial statements of Successor, which are included in this prospectus. In the opinion of management, the interim period data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results for these periods. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009. The summary historical and other data should also be read in conjunction with Successor’s consolidated financial statements and the notes thereto included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. As used herein, “Predecessor” means the business comprising Pregis prior to the acquisition of such business by affiliates of AEA on October 12, 2005 (the “Acquisition”), and “Successor” means Pregis Holding II following the Acquisition.

	Predecessor		Successor
	Year Ended December 31, 2004	January 1 to October 12, 2005	October 13 to December 31, 2005	Year Ended December 31,			Nine Months Ended September 30,
				2006	2007	2008	2008	2009
	(in thousands)						(unaudited)
Statement of Operations:
Net sales	$831,130	$678,034	$191,602	$925,499	$979,399	$1,019,364	$799,726	$588,594
Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	650,593	535,409	155,716	713,550	740,235	798,690	624,443	444,144
Selling, general and administrative	103,760	87,973	24,172	125,944	137,180	127,800	100,407	83,059
Depreciation and amortization	32,123	25,195	10,947	53,179	55,799	52,344	40,734	35,383
Goodwill impairment	—	35,654	—	—	—	19,057	—	—
Other operating expense (income), net	12,712	460	(122)	234	190	8,146	8,500	13,602
Total operating costs and expenses	799,188	684,691	190,713	892,907	933,404	1,006,037	774,084	576,188

Operating income (loss)	31,942	(6,657)	889	32,592	45,995	13,327	25,642	12,406
Interest expense	3,562	2,195	10,524	42,535	46,730	49,069	37,293	28,072
Interest income	(65)	(150)	(153)	(246)	(1,325)	(875)	(518)	(176)
Foreign exchange loss (gain), net	—	(521)	(4,787)	(6,139)	(2,339)	14,728	6,641	(5,817)
Gain on sale of securities	—	(1,228)	—	—	—	—	—	—

Income (loss) before income taxes	28,445	(6,953)	(4,695)	(3,558)	2,929	(49,595)	(17,774)	(9,673)
Income tax expense (benefit)	13,056	1,356	(1,286)	4,842	7,708	(1,865)	3,029	1,013

Net income (loss)	$15,389	$(8,309)	$(3,409)	$(8,400)	$(4,779)	$(47,730)	$(20,803)	$(10,686)

Other Data:
Capital expenditures	$19,321	$21,906	$3,910	$28,063	$34,626	$30,882	$25,270	$17,644
Interest expense, net	3,497	2,045	10,371	42,289	45,405	48,194	36,775	27,896
EBITDA(1)	—	—	—	91,910	104,133	50,943	59,735	53,606
Cash provided by (used in):
Operating activities	35,297	87,969	39,106	22,641	51,175	39,654	20,163	41,457
Investing activities	(17,614)	(21,280)	(563,026)	(32,966)	(61,978)	(28,541)	(22,953)	(16,952)
Financing activities	(8,323)	(77,878)	568,063	(1,732)	(2,847)	(2,008)	(1,373)	32,979

	Predecessor	Successor
	As of December 31, 2004	As of December 31,				As of September 30, 2009
		2005	2006	2007	2008	Actual	As Adjusted(4)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$22,595	$54,141	$45,667	$34,989	$41,179	$100,202	$90,428
Working capital(2)	157,014	102,752	121,851	129,370	106,346	92,037	91,031
Property, plant and equipment, net	306,217	265,970	270,646	277,398	245,124	238,193	238,193
Total assets	853,958	774,206	797,032	855,319	736,376	778,626	772,160
Total debt(3)	110,113	434,136	455,317	477,724	465,616	510,789	521,144
Total stockholder’s / owner’s equity	550,100	144,828	144,260	153,657	90,101	77,930	75,199

(1)	EBITDA is defined as net income before interest expense, net, income tax expense and depreciation and amortization. EBITDA is a measure used by management to evaluate operating performance. We present EBITDA because we consider it an important supplemental measure of our operating performance and liquidity and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We believe that issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. However, EBITDA does not represent net income or net cash provided by operating activities as defined by GAAP or similar measures in our bank and high yield covenants.

Accordingly, EBITDA should not be construed as an alternative to net income, net cash provided by operating activities or other measures as determined in accordance with GAAP as an indication of our operating performance or as a measure of our liquidity. Moreover, EBITDA does not necessarily indicate whether cash flows will be sufficient to fund cash needs, including debt service. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. In addition, other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table reconciles net income to EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
Net income (loss) of Pregis Holding II Corporation	$(8,400)	$(4,779)	$(47,730)	$(20,803)	$(10,686)
Interest expense, net of interest income	42,289	45,405	48,194	36,775	27,896
Income tax expense (benefit)	4,842	7,708	(1,865)	3,029	1,013
Depreciation and amortization	53,179	55,799	52,344	40,734	35,383

EBITDA	$91,910	$104,133	$50,943	$59,735	$53,606

(2)	Working capital in the Successor period is defined as current assets, excluding cash, less current liabilities. Working capital in the Predecessor period is defined as trade receivables, plus inventory, less trade payables.
(3)	Total debt includes short-term and long-term debt, including affiliated debt in the Predecessor period.
(4)	Cash and cash equivalents “as adjusted” reflects adjustments to reduce cash and cash equivalents by $9.8 million related to the retirement of the term B-1 and term B-2 senior secured credit facility debt.

The decrease in working capital “as adjusted” reflects the write-off of $2.7 million of short-term deferred financing fees related to the retired term B-1 and term B-2 senior secured credit facility debt, partially offset by $1.7 million of short-term deferred financing fees related to the outstanding notes.

Total assets “as adjusted” reflects (a) the $9.8 million reduction in cash and cash equivalents described above and (b) a $6.0 million increase in deferred financing fees related to the issuance of the outstanding notes, partially offset by the write-off of $2.7 million of deferred financing fees related to the retired term B-1 and term B-2 senior secured credit facility debt.

The increase in total debt “as adjusted” is a result of the refinancing of our senior secured credit facilities. This refinancing included the retirement of the term B-1 and term B-2 senior secured credit facility debt ($83.1 million of term B-1 debt and $93.8 million (euro equivalent) of term B-2 debt) and the issuance of $182.9 million (euro equivalent) of outstanding notes. In addition, our company regained $4.3 million of liquidity under the revolving credit facility as a result of Barclays Capital’s new participation. Total debt “as adjusted” is presented as if this $4.3 million was fully drawn and outstanding as of September 30, 2009.

Total stockholder’s equity “as adjusted” reflects adjustments to write off $2.7 million of deferred financing fees related to the retirement of the term B-1 and term B-2 senior secured credit facility debt.

The amounts displayed in the “as adjusted” column, including cash and cash equivalents, property, plant and equipment, net, and total assets, do not give effect to the sale leaseback transaction relating to our property in Cheshire, United Kingdom, which closed on December 1, 2009. This sale leaseback transaction was for a purchase price of approximately $10.6 million (pound equivalent). See “Prospectus Summary—Recent Developments—Sale Leaseback Transactions.”

Certain Definitions

Except as otherwise required by the context, references in this prospectus to:

•	“Pregis,” “our company,” “we,” “our” or “us” refer to Pregis Corporation and its consolidated subsidiaries;

•	“Holdings” or “Pregis Holding II” refers to Pregis Holding II Corporation, our direct parent holding company and guarantor of the senior secured floating rate notes;

•	“PHI” or “Pregis Holding I” refers to Pregis Holding I Corporation, the direct parent holding company of Holdings;

•	“AEA” refers to an investor group led by AEA Investors LP and its affiliates, which owns substantially all of the common stock of PHI;

•	“exchange notes” refers to the second priority senior secured floating rate notes due 2013 offered pursuant to this prospectus in exchange for the outstanding notes;

•	“outstanding notes” refers to the second priority senior secured floating rate notes due 2013 issued by us on October 5, 2009;

•	“2005 notes” refers to the second priority senior secured floating rate notes due 2013 issued by us on October 12, 2005;

•	“senior secured floating rate notes” refers collectively to the exchange notes offered hereby, the outstanding notes and the 2005 notes;

•

“senior secured credit facilities” refers to our senior secured credit facilities which we entered into on October 12, 2005, as amended, consisting of a revolving credit facility and up to an additional $200.0 million of additional borrowings that we may incur, subject to certain conditions;

•	“senior subordinated notes” refers to the 12 3 /8% senior subordinated notes due 2013 issued by Pregis Corporation on October 12, 2005;

•	“$”, “US$” or “U.S. dollars” refers to the lawful currency of the United States;

•

“€” or “euro” refers to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

•

“euro equivalent” means the dollar equivalent of an amount denominated in euros, based on a conversion rate of $1.4634 at September 30, 2009, unless otherwise indicated or the context otherwise requires;

•	“£” or “pound” refers to the lawful currency of the United Kingdom; and

•

“pound equivalent” means the dollar equivalent of an amount denominated in pounds, based on a conversion rate of $1.5979 at September 30, 2009, unless otherwise indicated or the context otherwise requires.

RISK FACTORS

Investing in the exchange notes involves risks. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus, including the consolidated financial statements and related notes of Pregis Holding II, before purchasing the exchange notes offered pursuant to this prospectus. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment. Information contained in this section may be considered “forward-looking statements.” See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of certain qualifications regarding such statements.

Risks Related to the Exchange Notes and Our Indebtedness

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these exchange notes.

As of September 30, 2009, after giving effect to the sale and issuance of the outstanding notes, we would have had total indebtedness of $521.1 million. In addition, we are permitted to incur $200.0 million of additional borrowings, subject to certain conditions, under the term loan portion of our senior secured credit facilities. Further, subject to compliance with the senior secured credit facilities, the indenture governing the notes will continue to allow us to incur at least $220 million (less amounts then outstanding under the senior secured credit facilities) of debt, including debt that replaces the term loans repaid with the proceeds of the sale and issuance of the outstanding notes. If such debt is incurred under the $220 million credit facility basket or in compliance with a 3:1 senior secured leverage ratio, plus an additional $50 million, such debt would constitute first priority lien obligations and could be secured on a first priority basis. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under the exchange notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for capital expenditures, acquisitions, working capital or other purposes.

In addition, a substantial portion of our debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes does not, and our senior secured credit facilities and the indenture governing the senior subordinated notes do not, fully prohibit us or our subsidiaries from incurring additional debt, including secured debt. In addition to the first priority liens granted under our senior secured credit facilities and the senior secured floating rate notes, the indenture governing the exchange notes will allow us to grant first priority liens on all of our assets to secure certain additional other debt without ratably securing the exchange notes. In particular, under the terms of the indenture governing the exchange notes and subject to the terms of our senior secured credit facilities, we are able to incur at least $220 million of additional debt (less amounts outstanding under our senior secured credit facilities), including new debt which replaces the term loans repaid with the proceeds of the issue and sale of the outstanding notes. If such debt is incurred under the $220 million credit facility basket or in compliance with a 3:1 senior secured leverage ratio, plus an additional $50 million, such debt would constitute first priority lien obligations, could be secured on a first priority basis and would be effectively senior to the exchange notes and the subsidiary guarantees thereof to the extent of the value of the assets securing such indebtedness. Under the terms of our senior secured credit facilities, we are able to borrow up to $50 million under the revolving credit portion of such facilities and up to approximately $200 million of term loans under the accordion feature of such facilities. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and we may not be able to meet all our debt obligations, including the repayment of the exchange notes, in whole or in part.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior secured credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness.”

Not all of our subsidiaries will guarantee the exchange notes, and the assets of our non-guarantor subsidiaries may not be available to make payments on the exchange notes.

The guarantors of the exchange notes will not include all of our subsidiaries. In particular, our foreign subsidiaries and all of our future unrestricted subsidiaries will not guarantee the exchange notes. Payments on the exchange notes are only required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the exchange notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. In 2008, our non-guarantor subsidiaries had sales of $678.6 million, or 67% of our combined 2008 sales, and a loss from continuing operations before income taxes of $46.7 million. Similarly, at September 30, 2009, our non-guarantor subsidiaries had total assets of $483.9 million, or approximately 62% of our total combined assets.

In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the exchange notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables. As of September 30, 2009, our non-guarantor subsidiaries had $64.8 million of trade payables.

We are a holding company.

We are a holding company and we conduct substantially all of our operations through our subsidiaries. Consequently we do not have any income from operations and do not expect to generate income from operations in the future. As a result, our ability to meet our debt service obligations, including our obligations under the exchange notes, substantially depends upon our subsidiaries’ cash flow and payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. In addition, the payment of dividends or the making of loans, advances or other payments to us may be subject to regulatory or contractual restrictions.

To service our debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including the exchange notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and our other debt agreements, including the indenture governing the exchange notes, and other agreements we may enter into in the future. In particular, we are required to maintain certain financial ratios under our senior secured credit facilities. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the exchange notes, or to fund our other liquidity needs.

We cannot assure you that we will be able to refinance any of our debt, including the senior secured credit facilities, on commercially reasonable terms or at all. In particular, our senior secured credit facilities mature prior to the maturity of the notes. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.

Our senior secured credit facilities, the indenture governing our senior subordinated notes and the indenture governing the exchange notes may restrict, or market or business conditions may limit, our ability to do some of these things.

The agreements governing our debt, including the senior secured floating rate notes, the senior subordinated notes and our senior secured credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the exchange notes.

Our existing agreements impose and future financing agreements are likely to impose operating and financial restrictions on our activities. These restrictions require us to comply with or maintain certain financial tests and ratios, including a first lien leverage covenant, and limit or prohibit our ability to, among other things:

•	incur, assume or permit to exist additional indebtedness, guaranty obligations or hedging arrangements;

•	incur liens or agree to negative pledges in other agreements;

•	make capital expenditures;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	limit the ability of our subsidiaries to enter into agreements restricting dividends and distributions;

•	engage in sale-leaseback transactions;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness including the exchange notes;

•	amend or otherwise alter the terms of our organizational documents, our indebtedness including the exchange notes and other material agreements;

•	sell assets or engage in receivables securitizations;

•	transact with affiliates; and

•	alter the business that we conduct.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See “Description of Other Indebtedness” and “Description of Notes.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the exchange notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

The exchange notes and the guarantees may not be enforceable because of fraudulent conveyance laws.

Our obligations under the exchange notes and the guarantors’ guarantees of the exchange notes may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy lawsuit is commenced by or on behalf of our or the guarantors’ unpaid creditors. Under these laws, if in such a lawsuit a court were to find that, at the time we or a guarantor incurred debt, including debt represented by the guarantee, we or such guarantor:

•	incurred this debt with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring this debt and we or the guarantor

•	was insolvent or was rendered insolvent by reason of the related financing transactions;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•

intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void the exchange notes or the guarantee or subordinate the amounts owing under the exchange notes or the guarantee to our or the guarantor’s presently existing or future debt or take other actions detrimental to you.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt or issued the guarantee:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

If the exchange notes or a guarantee is voided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against the relevant obligor and will only be our creditor or that of any guarantor whose obligation was not set aside or found to be unenforceable. In addition, the loss of a guarantee will constitute a default under the indenture governing the exchange notes, which default would cause all outstanding exchange notes to become immediately due and payable.

We believe that, at the time we and the guarantors initially incur the debt represented by the exchange notes and the guarantees, we and the guarantors:

•	will not be insolvent or rendered insolvent by the incurrence;

•	will have sufficient capital to run our or their businesses effectively; and

•	will be able to pay obligations on the exchange notes and the guarantees as they mature or become due.

In reaching the foregoing conclusions we have relied upon our analyses of internal cash flow projections and estimated values of our and the guarantors’ assets and liabilities. In addition, we have relied on a limitation to be contained in the guarantors’ guarantee that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the exchange notes.

Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase all exchange notes outstanding at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase, unless all the exchange notes have been previously called for redemption. The holders of the outstanding notes, the 2005 notes and the senior subordinated notes also have this right, and holders of other debt securities that we may issue in the future may also have this right. Our failure to purchase tendered notes would constitute an event of default under the indenture governing the exchange notes, which in turn, would constitute a default under our senior secured credit facilities and the indenture governing the senior subordinated notes. In addition, the occurrence of a change of control would also constitute an event of default under our senior secured credit facilities. A default under our senior secured credit facilities would result in a default under the indenture if the lenders accelerate the debt under our senior secured credit facilities.

Therefore, it is possible that we would not have sufficient funds at the time of the change of control to make the required purchase of the exchange notes. Moreover, our senior secured credit facilities restrict, and any future indebtedness we incur may restrict, our ability to repurchase the exchange notes, including following a change of control event. As a result, following a change of control event, we would not be able to repurchase exchange notes unless we first repay all indebtedness outstanding under our senior secured credit facilities and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the exchange notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding exchange notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of other indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

There is no prior public market for the exchange notes. An active public market may not develop for the exchange notes, which may hinder your ability to liquidate your investment.

The outstanding notes were issued to, and we believe those securities are owned by, a relatively small number of beneficial owners. The outstanding notes have not been registered under the Securities Act and will remain subject to restrictions on transferability until they are exchanged for the exchange notes. Although the exchange notes may be resold or otherwise transferred by the holders without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. Additionally, although there is currently a trading market for the 2005 notes, the outstanding notes and the exchange notes will not trade in the same class as the 2005 notes and the outstanding notes and the exchange notes will not be fungible with the 2005 notes.

The initial purchasers (including Credit Suisse Securities (Europe) Limited, Barclays Bank PLC and Goldman Sachs International) of the outstanding notes, pursuant to a purchase agreement among us, the guarantors and the initial purchasers, dated September 24, 2009, have informed us that they intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may cease their market-making at any time and such market-making activity may be limited during the pendency of the exchange offer. In addition, although we have applied to list the outstanding notes and the exchange notes on the Irish Stock Exchange, we cannot assure you that such notes will become or remain listed.

The liquidity of the trading market in the exchange notes, and the market price quoted for such notes, may be adversely affected by a number of factors, including

•	the number of noteholders;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market for the exchange notes; and

•	prevailing interest rates.

As a result, an active trading market may not develop for the exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the exchange notes will be free from similar disruptions. Any such disruptions could have an adverse effect on noteholders.

You may have difficulty selling the outstanding notes which you do not exchange.

If you do not exchange your outstanding notes for the exchange notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer and exchange of your outstanding notes. Those transfer restrictions are described in the indenture relating to the exchange notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

In general, you may offer or sell your outstanding notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from, or in a transaction not subject to, those requirements. After completion of this exchange offer, we do not intend to register the outstanding notes under the Securities Act.

If a large number of outstanding notes are exchanged for notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged outstanding notes. In addition, upon completion of the exchange offer, holders of any remaining outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

You may face foreign exchange risks or tax consequences as a result of investing in the exchange notes.

The exchange notes will be denominated and payable in euros. If you are a U.S. investor, an investment in the exchange notes will entail foreign exchange-related risks due to, among other factors, possible significant changes in the value of the euro relative to the U.S. dollar because of economic, political and other factors over which we have no control. Depreciation of the euro against the U.S. dollar could cause a decrease in the effective yield of the exchange notes below their stated coupon rates and could result in a loss to you on a U.S. dollar basis. Investing in the exchange notes by U.S. investors may also have important tax consequences. See the more detailed discussion under “Material United States Federal Income and Estate Tax Considerations—United States Holders.”

The exchange notes will be treated as issued with original issue discount for United States federal income tax purposes.

Because the “stated redemption price at maturity” of the exchange notes exceeds their “issue price” (both as defined below under “Material United States Federal Income and Estate Tax Considerations—United States Holders—Payments of Stated Interest and Original Issue Discount”) by more than the statutory de minimis amount, the exchange notes will be treated as issued with original issue discount for United States federal income tax purposes in an amount equal to such excess. United States holders (as defined below under “Material United States Federal Income and Estate Tax Considerations—United States Holders”) will be required to include such original issue discount in their gross income as it accrues, in advance of their receipt of cash attributable to such original issue discount. See “Material United States Federal Income and Estate Tax Considerations.”

Risks Related to the Collateral

There may not be sufficient collateral to pay all or any of the exchange notes.

As further described in this prospectus, debt under our senior secured credit facilities (which we refer to as first priority lien obligations) is secured by a pledge of substantially all of our and the guarantors’ property and assets (subject to certain exceptions), 100% of the capital stock of our and the guarantors’ direct and indirect domestic subsidiaries and 66% of the capital stock or other securities of our and the guarantors’ direct foreign subsidiaries. Further, subject to compliance with the senior secured credit facilities, the indenture governing the exchange notes will continue to allow us to incur at least $220 million (less amounts then outstanding under the senior secured credit facilities) of debt, including new debt which replaces the term loans repaid with the proceeds of the offering of the outstanding notes. If such debt is incurred under the $220 million credit facility basket or in compliance with a 3:1 senior secured leverage ratio, plus an additional $50 million, such debt would constitute first priority lien obligations and could be secured on a first priority basis. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, our subsidiaries, or any future subsidiary, the first priority lien obligations will have a senior claim to the assets that are pledged as collateral before the collateral may be available for making any payments on the exchange notes. At September, 30, 2009, after giving pro forma effect to the issuance of the outstanding notes and the use of proceeds thereunder, there would have been no debt outstanding under our senior secured credit facilities. In addition, we are permitted to incur $200.0 million of additional borrowings, subject to certain conditions, under the term loan portion of our senior secured credit facilities. In addition to the senior secured credit facilities, other arrangements that are customarily secured, such as hedging agreements, surety bonds, letters of credit, and treasury management agreements, may be secured by first priority liens.

Further, even after holders of first priority lien obligations have been repaid in full, holders of the exchange notes will share collateral with the holders of outstanding notes not exchanged for exchange notes in this offering and 2005 notes. As of September 30, 2009, approximately $146.4 million aggregate principal amount (euro equivalent) of 2005 notes were outstanding. On October 5, 2009, we issued approximately $182.9 million aggregate principal amount (euro equivalent) of outstanding notes. We may also be able to issue additional senior secured floating rate notes in the future which would also share a second priority security interest in the collateral.

No appraisals of any collateral have been prepared in connection with this offering. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral and our high degree of leverage. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay any of our obligations under the exchange notes, in full or at all, after first applying any proceeds from the collateral to satisfy the first priority lien obligations and then allocating any proceeds across all of the holders of second priority security interests, including the outstanding notes not exchanged for exchange notes in this offering and the 2005 notes. In addition, the book value of the collateral should not be relied on as a measure of realizable value for such assets. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral can be sold in a short period of time in an orderly manner. A significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of the existing operating business of our company. Accordingly, any such sale of the collateral separate from the sale of certain of our operating businesses may not be feasible or of significant value.

We are currently exploring opportunities to enter into sale leaseback transactions relating to certain of our real estate properties, including properties in California, New York and Indiana which have been pledged as collateral for the benefit of holders of certain of our indebtedness, including the outstanding notes and the exchange notes offered hereby. See “Prospectus Summary—Recent Developments—Sale Leaseback Transactions.” If we consummate sale leaseback transactions relating to all or any of such properties, the collateral securing the outstanding notes and the exchange notes will be reduced. There can be no assurance that such sale leaseback transactions will be consummated on the terms described herein, or at all.

Holders of the exchange notes will not control decisions regarding collateral.

The holders of the first priority lien obligations control substantially all matters related to the collateral securing the exchange notes. The holders of the first priority lien obligations may cause the collateral agent to dispose of, release, or foreclose on, or take other actions with respect to, the collateral with which holders of the exchange notes may disagree or that may be contrary to the interests of holders of the exchange notes. To the extent collateral is released from securing the first priority lien obligations, the second priority liens securing the senior secured floating rate notes will also be released. If all of the first priority liens are released, and no event of default under the indenture governing the exchange notes exists, all of the second priority liens will be released. In addition, the security documents are expected to generally provide that, so long as the first priority lien obligations are in effect, the holders of the first priority lien obligations may change, waive, modify or vary the security documents without the consent of the holders of the exchange notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the exchange notes and not the other secured creditors in a like or similar manner. The security agreement will prohibit second priority lien holders from foreclosing on the collateral as long as the first priority lien obligations remain outstanding. In addition, to the extent that the holders of the first priority liens elect not to perfect their security interest in collateral, the second priority lien will not be perfected as to these rights.

Rights of holders of the exchange notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent to repossess and dispose of the collateral securing the exchange notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. In addition, the rights of holders of exchange notes in the collateral will be subject to the rights of any holders of obligations secured by first priority liens in the collateral. Those holders of other obligations will have secured claims senior to the claims of the holders of the exchange notes with respect to the collateral. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of exchange notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the exchange notes, as well as all obligations secured by first priority liens on the collateral, the holders of the exchange notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not provide “adequate protection” for undersecured claims or permit the payment or accrual of interest, costs, and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Rights of holders in the collateral may be adversely affected by the “one-action rule” in the state of California.

We own real property in California, and may in the future acquire additional real property in California, which will secure the exchange notes or the related guarantees. California has an extensive and complicated body of law, commonly known as the “one-action rule,” relating to the exercise of remedies against real property collateral by a secured creditor. These rules mandate, among other things, that a creditor who holds an obligation secured, whether in whole or in part, by California real property may only enforce the obligation by commencing a judicial foreclosure case in which all California real property collateral must be included or causing the trustee under a California deed of trust to initiate a non-judicial trustee’s sale. To the extent that collateral includes real estate in California, the “one-action” rule will be applicable to any potential enforcement by the collateral agent of its rights as a secured creditor. In essence, this rule requires that a creditor may bring only a single action for the recovery of debt or the enforcement of any rights secured by a mortgage or deed of trust upon California real property.

The “one-action” rule also imposes a “fair value” limit upon the recovery of a deficiency judgment following a judicial foreclosure (as compared to a non-judicial trustee’s sale which results in a bar of any deficiency judgment). Thus, a creditor who seeks to foreclose judicially must first obtain a decree of foreclosure and then cause the sale of all encumbered realty. No later than three months after the sale of the encumbered realty at a public auction, the creditor must give notice of a “fair value” hearing at which the court must determine as a factual matter the “fair value” as of the date of sale of all foreclosed collateral. It is this finding of “fair value,” not the successful bid at a foreclosure sale, which is then deducted from the unpaid balance set forth in the Decree of Foreclosure to determine whether recovery of any deficiency judgment will be allowed under California law. This rule can also be used in California by a borrower as an affirmative defense to force a creditor to exercise its remedies against all collateral in a single action. Even if the borrower does not assert this defense, the one-action rule could operate as a limitation on a creditor, in that the creditor may be deemed to have made an election of remedies if the creditor improperly exercises any of its remedies against the borrower, and the creditor’s lien over the California real property collateral may be extinguished or, in some instances, recovery of the obligation may be barred altogether. The holders of the first priority lien obligations control substantially all matters related to collateral enforcement. In these circumstances, actions taken by the collateral agent pursuant to directions from the holders of the first priority lien obligations may adversely affect the rights and remedies of the holders of the exchange notes.

The California courts have also identified the so-called “sanction aspect” of the one-action rule to punish violations of the rule. As a result, certain conduct deemed to violate the statutory mandate to exhaust all real property collateral before recovery of a judgment against the obligor or obtaining recourse to assets not expressly hypothecated as collateral will trigger the “sanction aspect.” For example, a creditor who exercises an equitable right or a right of set-off will be deemed to have violated the “one-action” rule and, at a minimum, may no longer exercise its remedies against California real property collateral. Similarly, obtaining a judgment upon an obligation secured by California real property collateral, whether in the State of California or in any other state, prior to the exhaustion of all California real property collateral by a method authorized by the “one-action” rule, will result in a forced judicial waiver of all such real property collateral. In extreme instances, the California Supreme Court has held that the “sanction aspect” may also require forfeiture of any right to enforce the unpaid obligation. Notwithstanding this provision of the indenture governing the exchange notes, in the event a holder of an exchange note does exercise any remedy during such time, there remains a risk that the one-action rule could adversely affect the ability of the collateral agent or the holders of the exchange notes to exercise other remedies against the California real property collateral.

In addition, California statutes provide borrowers with the right to rescind an acceleration of a secured debt obligation by curing past defaults within specified time periods.

Rights of holders of exchange notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral.

The security interest in the collateral securing the exchange notes includes assets, both tangible and intangible, whether now owned or acquired or arising in the future. Certain security interests in the collateral may not be in place on the date of issuance of the exchange notes or may not be perfected on such date. To the extent that certain security interests are not granted or perfected on such date, we have agreed in the indenture to take actions requested by the collateral agent to grant and perfect the liens on the collateral securing the exchange notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral.

If we or any guarantor were to become subject to a bankruptcy proceeding after the issue date of the exchange notes, any mortgages or liens recorded or perfected after the issue date of the exchange notes would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. If a mortgage or lien is recorded or perfected after the issue date, it may be treated under bankruptcy law as if it were delivered to secure previously existing debt. In bankruptcy proceedings commenced within 90 days of lien perfection, a mortgage or lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date of the exchange notes. Accordingly, if we or a guarantor were to file bankruptcy after the issue date of the exchange notes and the mortgages or liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, the mortgages or liens securing the exchange notes may be especially subject to challenge as a result of having been delivered after the issue date of the exchange notes. To the extent that such a challenge succeeds, you would lose the benefit of the security that the collateral was intended to provide.

Environmental laws may decrease the value of the real property collateral securing the exchange notes and may result in you being liable for environmental cleanup costs.

The exchange notes and the related guarantees are secured by liens on real property that may be subject to both known and unforeseen environmental risks, and these risks may reduce or eliminate the value of the real property as collateral for the exchange notes. The costs of complying with laws relating to the protection of the environment may be significant. See “—Risks Related to Our Business—The cost of complying with laws relating to the protection of the environment may be significant.”

Moreover, under federal and certain state environmental laws, a secured noteholder may be liable for an issuer’s environmental matters if, prior to foreclosure, the noteholder or its agents or employees actually participated in the management of the operations of the issuer, even though the environmental damage or threat was caused by a third party, a prior owner, the current owner or an operator other than that noteholder. Under federal environmental laws, “participation in management” requires actual participation in, and not merely the capacity to influence, the operations of the subject facility. This would generally require that the noteholder exercise control with respect to environmental compliance or over all or substantially all of the non-environmental operational functions. Similarly, the noteholder may become liable in various circumstances subsequent to foreclosure, including when it holds the facility or property as an investment or fails to sell, re-lease or otherwise divest itself of the property at the earliest practicable, commercially reasonable time, on commercially reasonable terms.

The equity interests and other securities securing the exchange notes will be deemed not to be collateral to the extent the pledge of such equity interests or other securities would require the filing with the SEC of separate financial statements for any subsidiaries that shall have issued such equity interests or other securities.

The indenture governing the exchange notes and the related security documents will provide that, to the extent that any rule would require the filing with the SEC (or any other governmental agency) of separate financial statements of any of our subsidiaries due to the fact that such subsidiary’s capital stock or other ownership interests or other securities secure the exchange notes, then such equity interests or other securities will automatically be deemed not to be part of the collateral to the extent necessary to not be subject to such requirement. In such event, the security documents will provide for an automatic release of the second priority liens on the appropriate amount of such capital stock or other securities. Current SEC rules could require certain subsidiaries to file separate financial statements with the SEC. As a result, the capital stock or other securities of such subsidiaries will not be part of the collateral to the extent necessary to avoid this requirement.

The collateral includes all of the capital stock or other securities of our and the guarantors’ existing or future direct or indirect domestic subsidiaries and 66% of the capital stock or other securities of our and the guarantors’ existing or future direct foreign subsidiaries, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by us, or market value (whichever is greatest) of any such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of senior secured floating rate notes outstanding. Because our foreign operations are held by a single intermediate foreign holding company which is our direct foreign subsidiary, the value of such holding company’s capital stock as of the date of this prospectus significantly exceeds the 20% threshold. As a result, a significant portion of such intermediate foreign holding company’s capital stock will be excluded from the collateral for the benefit of holders of the exchange notes. The market value of two of our other subsidiaries— Hexacomb Corporation and Pregis Innovative Packaging Inc.—also currently exceeds the 20% threshold. As a result, a significant portion of such subsidiaries’ capital stock is also excluded from the collateral for the benefit of holders of the exchange notes.

We may incur additional indebtedness secured on the same or a prior basis to the exchange notes and the related guarantees.

The indenture governing the exchange notes permits us (1) if we issue additional indebtedness, to secure such additional indebtedness with first priority liens on the collateral provided that (a) such additional indebtedness could be incurred under such indenture (e.g., using the 2:1 fixed charge coverage ratio test or the $220 million credit facility debt basket) and (b) either such indebtedness could be incurred using the $220 million credit facility debt basket or the ratio of our total secured indebtedness (other than indebtedness secured by second or third priority liens on the collateral) to our consolidated cash flow would not, upon incurrence of such additional indebtedness, exceed 3.0 to 1.0, plus an additional $50 million, and (2) to secure an unlimited principal amount of additional senior secured floating rate notes (issued after the closing date of this offering) with second priority liens on the collateral provided that the indebtedness represented by such additional notes could be incurred under such indenture. If we incur any additional indebtedness that is secured on a prior basis to the exchange notes, such notes will be effectively junior to our obligations under such additional indebtedness to the extent of the value of the collateral. Thus, such additional indebtedness, like our obligations under our senior secured credit facilities, will have a senior claim to the assets that are pledged as collateral before the collateral may be available for making any payments on the exchange notes. If we issue additional senior secured floating rate notes, the holders of such notes will be entitled to share ratably with the holders of the exchange notes (and the holders of outstanding notes not exchanged for exchange notes in this offering and the holders of 2005 notes) in any proceeds distributed in connection with any foreclosure upon the collateral or an insolvency, liquidation, reorganization, dissolution or other winding-up of our company. The foregoing considerations may have the effect of reducing or even eliminating the amount of proceeds paid to you.

Risks Related to Our Business

Our financial performance is dependent on the cost of plastic resin, the continued availability of resin, and energy costs.

The primary raw materials we use in the manufacture of some of our products are various plastic resins, primarily polyethylene, which represented approximately 55% of our 2008 material costs. Our financial performance therefore is dependent to a substantial extent on the plastic resin market.

The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations and other market disturbances, including supply shortages. The majority of the plastic resins used in our U.S. operations are currently supplied by a single source, and the majority of the plastic resins used in our European operations are currently supplied by a different single source. If our primary plastic resin suppliers in the U.S. and Europe were to become unavailable to us, we believe we would be able to obtain plastic resins from other suppliers, though there are a limited number of suppliers who manufacture plastic resins suitable for us. In the event of an industry-wide general shortage of resins used by us, or a shortage or discontinuation of certain types or grades of resin purchased from one or more of our suppliers, we may not be able to arrange for alternative sources of resin. Any such shortage may negatively impact our sales and financial condition and our competitive position versus companies that are able to better or more cheaply source resin. Furthermore, we currently purchase many of our other (non-resin) raw materials from a few key strategic suppliers. In the event of a shortage or discontinuation of such raw materials, we could experience effects similar to those caused by a resin shortage or discontinuation.

Additionally, we may be subject to significant increases in resin costs that may materially impact our financial condition. Resin costs have fluctuated significantly in recent years and may continue to fluctuate as a result of changes in natural gas and crude oil prices. Although costs declined significantly in the fourth quarter of

2008, through the first nine months of 2008, resin costs in North America and Europe had increased 31% and 12% respectively compared to the prior year period, as measured by the respective market indices. The instability in the world markets for petroleum and in North America for natural gas could quickly affect the prices and general availability of raw materials, which could have a materially adverse impact to us. Due to the uncertain extent and rapid nature of cost increases, we cannot reasonably estimate our ability to successfully recover any cost increases. To the extent that cost increases cannot be passed on to our customers, or the duration of time lags associated with a pass-through becomes significant, such increases may have a material adverse effect on our profitability.

Freight costs are also a meaningful part of our cost structure. Over the past several years, we have experienced increased freight costs as a result of rising energy costs. Such cost increases, to the extent that they cannot be passed on to our customers or minimized through our productivity programs, may have a material adverse effect on our profitability.

We face competition in each of our businesses and our customers may not continue to purchase our products.

We face significant competition in the sale of our products. We compete with multiple companies with respect to each of our products, including divisions or subsidiaries of larger companies and foreign competitors. Certain of our competitors are substantially larger, are well established and have financial and other resources that are greater than ours and may be better able to withstand more challenging economic circumstances. Specifically, our protective packaging products compete with similar products made by other manufacturers and with a number of other packaging products that provide protection against damage to customers’ products during shipment and storage. Our primary competitor in the Protective Packaging segment is Sealed Air, while we also selectively compete with companies such as Poly Air, FP International and Storopack in North America and Fagerdala, Sansetsu and BFI in Europe. Our Specialty Packaging segment competes with a number of national and regional suppliers in each of their key products and end markets, and there are additional competitive pressures in some markets due to increasing consolidation among our customers.

We compete on the basis of a number of considerations, including price (on a price-to-value basis), service, quality, performance, product characteristics, brand recognition and loyalty, marketing, product development, sales and distribution, and ability to supply products to customers in a timely manner. Increases in our prices as compared to those of our competitors could materially adversely affect us.

The competition we face involves the following key risks:

•	loss of market share;

•	failure to anticipate and respond to changing consumer preferences and demographics;

•	failure to develop new and improved products;

•	failure of consumers to accept our brands and exhibit brand loyalty and pay premium prices; and

•	aggressive pricing by competitors.

In addition, our competitors may develop products that are superior to our products or may adapt more quickly to new technologies or evolving customer requirements. Technological advances by our competitors may lead to new manufacturing techniques and make it more difficult for us to compete. In addition, since we do not have long-term arrangements with most of our customers, these competitive factors could cause our customers to cease purchasing our products.

If we are unable to meet future capital requirements, our businesses may be adversely affected.

We have made significant capital expenditures in our businesses in recent years to improve productivity, quality and service. We spent approximately $30.9 million, $34.6 million and $28.1 million in capital expenditures in fiscal years 2008, 2007 and 2006. As we grow our businesses, we may have to incur significant additional capital expenditures. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product offerings may become dated, our productivity may decrease and the quality of our products may be adversely affected, which, in turn, could reduce our sales and profitability. In addition, even if we are able to invest sufficient resources, these investments may not generate net sales that exceed our expenses, generate any net sales at all or result in any commercially acceptable products.

Our business could be materially hurt by economic downturns.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate, including, for the Protective Packaging segment, the general industrial, high tech electronics, furniture manufacturing, building products, retail, and agriculture end-markets, and for our Specialty Packaging segment, the fresh food, consumer products, dry food, medical, foodservice, convenience foods, bakery, and confectionery end-markets. The demand for our products by our customers in these end-markets depends, in part, on general economic conditions and business confidence levels. A decline in economic activity in the United States and/or Europe could materially adversely affect our financial condition and results of operations.

Difficult conditions and extreme volatility in capital, credit and commodities markets and in the global economy could have a material adverse effect on our business, financial condition and results of operations, and we do not know if these conditions will improve in the near future.

Our business, financial condition and results of operations could be materially adversely affected by the difficult conditions and extreme volatility in the capital, credit and commodities markets and in the global economy. These factors, combined with rising energy prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a continuing recession in the United States and globally. The difficult conditions in these markets and the overall U.S. and global economy affect us in a number of ways. For example:

•

Although we believe we have sufficient liquidity under our revolving credit facility to run our business, under extreme market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

•

Market conditions could cause the counterparties to the derivative financial instruments we use to hedge our exposure to interest rate fluctuations to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become even more costly as a result of these conditions. Lehman defaulted on its interest rate hedge in the third quarter of 2008 and we replaced Lehman with a different counterparty beginning on October 1, 2008.

•	Recent market volatility could make it difficult for us to raise capital in the public markets, if we needed to do so.

•

In July 2008, Moody’s revised its ratings on our senior secured floating rate notes outstanding at the time (the “2005 notes”) from B2 to B3, senior subordinated notes from Caa1 to Caa2, and loans from Ba2 to Ba3. If our credit ratings are further downgraded, there could be a negative impact on our ability to access capital markets and borrowing costs would increase.

•

Market conditions could result in our significant customers experiencing financial difficulties. We are exposed to the credit risk of our customers, and their failure to meet their financial obligations when due because of bankruptcy, lack of liquidity, operational failure or other reasons could result in decreased sales and earnings for us.

•

The economic slowdown has decreased demand for our products, resulting in decreased sales volumes. These volume decreases have reduced our revenues and have impacted earnings. There can be no assurance that our sales volumes will increase or stabilize in the future.

•

The turmoil in the global economy may also impact our business, financial condition and results of operations in ways we cannot currently predict. We do not know if market conditions or the state of the overall U.S. or global economy will improve in the near future.

Our business is subject to risks associated with manufacturing processes.

As of December 31, 2008, our Protective Packaging segment operated 22 manufacturing facilities in North America and 15 in Europe and our Specialty Packaging segment operated 9 manufacturing facilities in Germany, Bulgaria, the United Kingdom and Egypt. We produce substantially all of our products in these facilities, including medical supplies and foodservice products, which require special care to avoid contamination during manufacturing. Unexpected failures of our equipment and machinery, as well as contamination in the clean rooms used to manufacture our hospital supplies and foodservice products, may result in production delays, revenue loss, third party lawsuits and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows.

While we maintain insurance covering our manufacturing and production facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, labor issues, weather conditions, other natural disaster or otherwise, whether short or long-term, could have a material adverse effect on us. Moreover, our business interruption and general liability insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations. Furthermore, we cannot assure you that we will maintain our insurance on comparable terms in the future.

We may make acquisitions or divestitures that may be unsuccessful.

We have made, and may in the future opportunistically consider, the acquisition of other manufacturers or product lines of other businesses that either complement or expand our existing business, or the divestiture of some of our businesses. We may consider and make acquisitions both in countries that we currently operate in and in other geographies. We cannot assure you that we will be able to consummate any acquisitions or divestitures or that any future acquisitions or divestitures will be able to be consummated at acceptable prices and terms. Acquisitions or divestitures involve a number of special risks, including some or all of the following:

•	the diversion of management’s attention from our core businesses;

•	the disruption of our ongoing business;

•	entry into markets in which we have limited or no experience, including other geographies that we have not previously operated in;

•	the ability to integrate our acquisitions without substantial costs, delays or other problems, which would be complicated by the breadth of our international operations;

•	inaccurate assessment of undisclosed liabilities;

•	the incorporation of acquired product lines into our business;

•	the failure to realize expected synergies and cost savings;

•	the loss of key employees or customers of the acquired or divested business;

•	increasing demands on our operational systems;

•	the integration of information system and internal controls; and

•	possible adverse effects on our reported operating results, particularly during the first several reporting periods after the acquisition is completed.

A small number of stockholders own all of our common stock and control all major corporate decisions, and their interests may conflict with the interests of the holders of the notes.

AEA controls substantially all of our common stock and has the power to control our affairs and policies. AEA also controls the election of our directors, the appointment of our management and the entering into of business combinations or dispositions and other extraordinary transactions. The directors so elected have the authority, subject to the terms of our indentures and our senior secured credit facilities, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions that would be detrimental to holders of the notes.

The interests of AEA could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of AEA, as equity holders, might conflict with your interests as a noteholder. Affiliates of AEA may also have an interest in pursuing acquisitions, divestitures, financings and other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder.

We may be unable to respond effectively to technological changes in our industry.

We have made substantial investments to develop advanced packaging manufacturing technologies, and as a result we have a significant portfolio of industry-leading products and technologies. For instance, we believe Protective Packaging is one of only two major manufacturers of extruded engineered foam in both North America and Europe, the only producer of polypropylene sheet foam in North America and the first producer of inflatable engineered cushioning with individual cells. Our future business success will continue to depend upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our inability to anticipate, respond to or utilize changing technologies could have an adverse effect on our business, financial condition or results of operations.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights.

We currently rely on a combination of registered and unregistered trademarks, patents, copyrights, domain names, proprietary know-how, trade secrets and other intellectual property rights throughout the world to protect certain aspects of our business. We employ various methods to protect our intellectual property, including confidentiality and non-disclosure agreements with third parties.

While we attempt to ensure that our intellectual property and similar proprietary rights are protected, despite the steps we have taken to prevent unauthorized use of our intellectual property, third parties and current and former employees and contractors may take actions that affect our rights or the value of our intellectual property, similar proprietary rights or reputation. We have relied on, and in the future we may continue to rely on litigation to enforce our intellectual property rights and contractual rights, and, if such enforcement measures are not successful, we may not be able to protect the value of our intellectual property. Regardless of its outcome, any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations.

In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. We believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties. However, we have received, and from time to time, may receive in the future, claims from third parties by which such third parties assert infringement claims against us and can give no assurance that claims or litigation asserting infringement by us of third parties’ intellectual property rights will not be initiated in the future. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using or selling certain products that incorporate the disputed intellectual property; could require us to redesign our products, if feasible; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements, to the extent such arrangements are available.

We are subject to government regulation.

We are subject to government regulation by many U.S. and non-U.S. supranational, national, federal, state and local governmental authorities. For instance, certain of our protective and specialty packaging products are subject to the U.S. Clean Air Act, U.S. Food, Drug and Cosmetic Act, U.S. Consumer Product Safety Act, U.S. Meat Products Inspection Acts, Canada Food and Drug regulations and various E.U. directives. In some circumstances, before we may sell some of our products these authorities must approve these products, our manufacturing processes and facilities. We are also subject to ongoing reviews of our products and manufacturing processes.

In order to obtain regulatory approval of various new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. There can be no assurance that approvals will be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products.

New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as criminal penalties, which could have an adverse effect on our business, financial condition or results of operations.

The cost of complying with laws relating to the protection of the environment may be significant.

We are subject to extensive federal, state, municipal, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge of pollutants into the air and water and those regulating the treatment, storage, disposal and remediation of, and exposure to, solid and hazardous wastes and hazardous materials. Certain environmental laws and regulations impose joint and several liability on past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up sites at which contaminants were disposed or released without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. In addition, under certain of these laws and regulations, a party that disposes of contaminants at a third party disposal site may also become a responsible party required to share in the costs of in the investigation or cleanup of the site.

We believe that the future cost of compliance with current environmental laws and regulations and liabilities associated with claims or known environmental conditions will not have a material adverse effect on our business. We believe our costs for compliance with environmental laws and regulations have historically averaged $1 to $2 million, annually. However, future events, such as new or more stringent environmental laws and regulations, any related damage claims, the discovery of previously unknown environmental conditions requiring response action, or more vigorous enforcement or new interpretations of existing environmental laws and regulations may require us to incur additional costs that could be material.

Our international operations expose us to risks related to conducting business in multiple jurisdictions outside the United States.

The international scope of our operations may lead to volatile financial results and difficulties in managing our business. We generated approximately 66% of our sales outside the United States for the year ended December 31, 2008, and we may expand our international operations in the future. International sales and operations are subject to a number of risks, including:

•	exchange rate fluctuations;

•	restrictive governmental actions such as the imposition of trade quotas and restrictions on transfers of funds;

•	changes in non-U.S. labor laws and regulations affecting our ability to hire, retain or dismiss employees;

•	the need to comply with multiple and potentially conflicting laws and regulations;

•	difficulties and costs of staffing, managing and accounting for foreign operations;

•	unfavorable business conditions or economic instability in any particular country or region; and

•	difficulty in obtaining distribution and support.

Any of these factors, by itself or in combination with others, could materially and adversely affect our business, results of operations or financial condition.

Our exposure to currency exchange rate fluctuations results primarily from the translation exposure associated with the preparation of the consolidated financial statements of Pregis Holding II, as well as from transaction exposure associated with generating revenues and incurring expenses in different currencies. While consolidated financial statements of Pregis Holding II are reported in U.S. dollars, the financial statements of its subsidiaries outside the United States are prepared using the local currency as the functional currency and translated into U.S. dollars by applying an appropriate exchange rate. As a result, fluctuations in the exchange rate of the U.S. dollar relative to the local currencies in which our subsidiaries outside the United States report could cause significant fluctuations in our results. Our sales and expenses are recorded in a variety of currencies. During periods of a strengthening U.S. dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U. S. dollars. Also, while we generally incur expenses in the same geographic markets in which our products are sold, certain corporate overhead expenses are relatively concentrated in the United States as compared with sales, so that in a time of strengthening of the U.S. dollar, our profit margins could be reduced.

While our expenses with respect to foreign operations are generally denominated in the same currency as the corresponding sales, we have transaction exposure to the extent our receipts and expenditures are not offsetting in any currency. Moreover, the costs of doing business abroad may increase as a result of adverse exchange rate fluctuations.

If we are unable to improve existing products and develop new products, our sales and industry position may suffer.

We believe that our future success will continue to depend, in part, upon our ability to make innovations in our existing products and to develop, manufacture and market new products. This will depend, in part, on the success of our research and development and engineering efforts, our ability to expand or modify our manufacturing capacity and the extent to which we convince customers and consumers to accept our new products. Historically, our ability to innovate has been a key factor in our ability to expand our product line and grow our revenue base. For example, the Protective Packaging segment recently introduced a new family of “green” products to address the growing need for sustainable packaging alternatives. These products include

Astro-Bubble® Green, the first introduction of recycled-content bubble. Also included in our sustainable product portfolio are Astro-Bubble® Renew, Absolute EZ-Seam Renew™ (recycled content floor underlayment), Hefty Express® mailers and Jiffy™ Green bubble rolls and mailer products. If we fail to successfully introduce, market and manufacture new products or product innovations and differentiate our products from those of our competitors, our ability to maintain or expand our sales and to maintain or enhance our industry position could be adversely affected, which in turn could materially adversely affect our business, financial condition or results of operations.

Our business may be interrupted due to focus on our productivity and cost reduction initiatives, and we may not be able to achieve additional significant cost savings as a result of such initiatives.

Near the end of 2007, we began implementing productivity and cost reduction initiatives pursuant to which we achieved significant cost savings. We continue to seek to achieve cost savings through such initiatives. However, there can be no assurance that we will be able to achieve additional savings from these efforts, at meaningful levels or at all, and there can be no assurance that any projections we may make regarding potential cost savings will be accurate. There are many factors which affect our ability to achieve savings as a result of productivity and cost reduction initiatives, such as difficult economic conditions, increased costs in other areas, the effects of and costs related to newly acquired entities, and mistaken assumptions. In addition, any actual savings may be balanced by incremental costs that were not foreseen at the time of the productivity or cost reduction initiatives. As a result, anticipated savings may not be achieved on the timetable desired or at all. Additionally, while we execute these initiatives to achieve these savings, it is possible that our attention may be diverted from our ongoing operations, which may have a negative impact on our ongoing operations.

We may not generate sufficient cash flow to enable us to fund our liquidity needs.

We believe that cash flow generated from operations and our existing cash balances will be adequate to meet our obligations and business requirements for the next twelve months. However, there can be no assurance that our business will generate sufficient cash flow from operations, that anticipated net sales growth and operating improvements will be realized, that existing cash balances will be sufficient or that future borrowings will be available under Pregis’s revolving credit facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, will depend upon our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Some other risks that could materially adversely affect our ability to meet our debt service obligations include, but are not limited to, risks related to increases in the cost of resin, our ability to protect our intellectual property, rising interest rates, further decline in the overall U.S. and European economies, weakening in our end markets, the loss of key personnel, our ability to continue to invest in equipment, and a decline in relations with our key distributors and dealers.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratio of earnings to fixed charges for the nine months ended September 30, 2009 and for each accounting period for the five year period ended December 31, 2008. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and change in accounting principle, net of taxes, plus fixed charges, exclusive of capitalized interest. Fixed charges consist of interest expense, capitalized interest, and a portion of operating rental expense that management believes is representative of the interest component of rental expense.

	Predecessor			Successor
	Year Ended December 31, 2004	January 1 to October 12, 2005		October 13 to December 31, 2005		Year Ended December 31,					Nine Months Ended September 30, 2009
						2006		2007	2008
Ratio of earning to fixed charges	3.86	(0.04	)*	0.60	*	0.92	*	1.05	0.11	*	0.70	*

*	Earnings were insufficient to cover fixed charges by $7.4 million for the period January 1, 2005 to October 12, 2005, $4.7 million for the period October 13, 2005 to December 31, 2005, $3.7 million and $49.6 million for the years ended December 31, 2006 and 2008, respectively, and $9.7 million for the period ended September 30, 2009.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement entered into in connection with the issuance of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes and have agreed to pay the expenses of the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange outstanding notes in like principal amount. The form and terms of the exchange notes are identical to the form and terms of the outstanding notes, except as otherwise described herein under “The Exchange Offer—Terms of the Exchange Offer.”

The net proceeds from the offering of the outstanding notes, after deducting transaction fees and expenses, including legal, accounting and consulting fees, discounts and commissions and other expenses related to the outstanding notes, including the original issue discount for the outstanding notes and fees and expenses related to the amendment to our senior secured credit facilities, were approximately $163.9 million. We used the net proceeds from the offering of the outstanding notes, together with cash on hand, to repay in full the term loan portion of our senior secured credit facilities.

The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2009 on an actual basis and on an as adjusted basis to give effect to the offering of outstanding notes on October 5, 2009 and the use of proceeds thereof. This table should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus and “Use of Proceeds.”

	As of September 30, 2009
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents(1)(1A)	$100.2	$90.4

Long-term debt, including current portion:
Senior secured credit facilities:
Term B-1 facility	83.1	—
Term B-2 facility	93.8	—
Revolving credit facility(2)	38.7	43.0
2005 notes(3)	146.4	146.4
Outstanding notes(3)(4)	—	182.9
Senior subordinated notes	148.3	148.3
Other	0.5	0.5

Total long-term debt, including current portion	510.8	521.1
Total stockholder’s equity(5)	77.9	75.1

Total capitalization	$588.7	$596.2

(1)	Cash and cash equivalents “as adjusted” reflects adjustments to reduce cash and cash equivalents by approximately $9.8 million related to the retirement of the term B-1 and term B-2 senior secured credit facility debt.
(1A)	We have entered into, or are currently exploring opportunities to enter into, sale leaseback transactions relating to five of our real estate properties pursuant to which we would sell such properties and lease them back from the purchasers. See “Offering Circular Summary—Recent Developments—Sale Leaseback Transactions.” On December 1, 2009, we completed a sale leaseback transaction relating to our property in Cheshire, United Kingdom, for a purchase price of approximately $10.6 million (pound equivalent). We are also exploring opportunities to enter into sale leaseback transactions relating to four properties we own in Plymouth, Indiana, Visalia, California, Glens Falls, New York and Ossago, Italy. If sale leaseback transactions for these remaining four properties are consummated, we expect to receive net cash proceeds of approximately $25-30 million. There can be no assurance that any of the potential sale leaseback transactions that we are currently exploring will be consummated on the terms described herein, or at all. Additionally, the amounts in the “as adjusted” column do not give effect to the sale leaseback transaction relating to our property in Cheshire, United Kingdom.
(2)	As of September 30, 2009 we had $6.7 million of outstanding letters of credit under our revolving credit facility.
(3)	Euro-denominated US$ equivalent. Calculated using a dollar:euro exchange rate of 1.4634 as of September 30, 2009.
(4)	The outstanding notes were issued at an issue price of 94% of their aggregate principal amount (together with accrued interest from July 15, 2009). The amount displayed in the “as adjusted” column is the aggregate principal amount of the notes and does not include any adjustment for the original issue discount. Were such amount adjusted for the original issue discount, the “as adjusted” amount would be $171.9 million.
(5)	Total stockholders’ equity “as adjusted” reflects adjustments to write off $2.7 million of deferred financing fees associated with the term B-1 and term B-2 senior secured credit facility debt as if the debt were retired as of September 30, 2009.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below is certain historical financial and other data for Pregis. The historical financial data set forth below as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have been derived from the audited consolidated financial statements of Successor, which are included in this prospectus. The historical financial data as of December 31, 2006 and 2005 and for the period October 13 to December 31, 2005 have been derived from the audited consolidated financial statements of Successor, which are not included in this prospectus, and the historical financial data as of and for the year ended December 31, 2004 and for the period January 1, 2005 to October 12, 2005 have been derived from the audited financial statements of Predecessor, which are not included in this prospectus. The historical financial data presented below as of and for the nine-month periods ended September 30, 2008 and September 30, 2009 have been derived from the unaudited interim consolidated financial statements of Successor, which are included in this prospectus. In the opinion of management, the interim data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of results for these periods. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein and Successor’s financial statements and the related notes included in this prospectus.

	Predecessor		Successor
	Year Ended December 31, 2004	January 1 to October 12, 2005	October 13 to December 31, 2005	Year Ended December 31,			Nine Months Ended September 30,
				2006	2007	2008	2008	2009
	(in thousands)
							(unaudited)
Statement of Operations:
Net sales	$831,130	$678,034	$191,602	$925,499	$979,399	$1,019,364	$799,726	$588,594
Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	650,593	535,409	155,716	713,550	740,235	798,690	624,443	444,144
Selling, general and administrative	103,760	87,973	24,172	125,944	137,180	127,800	100,407	83,059
Depreciation and amortization	32,123	25,195	10,947	53,179	55,799	52,344	40,734	35,383
Goodwill impairment	—	35,654	—	—	—	19,057	—	—
Other operating expense (income), net	12,712	460	(122)	234	190	8,146	8,500	13,602
Total operating costs and expenses	799,188	684,691	190,713	892,907	933,404	1,006,037	774,084	576,188

Operating income (loss)	31,942	(6,657)	889	32,592	45,995	13,327	25,642	12,406
Interest expense	3,562	2,195	10,524	42,535	46,730	49,069	37,293	28,072
Interest income	(65)	(150)	(153)	(246)	(1,325)	(875)	(518)	(176)
Foreign exchange loss (gain), net	—	(521)	(4,787)	(6,139)	(2,339)	14,728	6,641	(5,817)
Gain on sale of securities	—	(1,228)	—	—	—	—	—	—

Income (loss) before income taxes	28,445	(6,953)	(4,695)	(3,558)	2,929	(49,595)	(17,774)	(9,673)
Income tax expense (benefit)	13,056	1,356	(1,286)	4,842	7,708	(1,865)	3,029	1,013

Net income (loss)	$15,389	$(8,309)	$(3,409)	$(8,400)	$(4,779)	$(47,730)	$(20,803)	$(10,686)

	Predecessor		Successor
	Year Ended December 31, 2004	January 1 to October 12, 2005	October 13 to December 31, 2005	Year Ended December 31,			Nine Months Ended September 30,
				2006	2007	2008	2008	2009
	(in thousands)
							(unaudited)
Other Data:
Capital expenditures	$19,321	$21,906	$3,910	$28,063	$34,626	$30,882	$25,270	$17,644
Interest expense, net	3,497	2,045	10,371	42,289	45,405	48,194	36,775	27,896

Cash provided by (used in):
Operating activities	35,297	87,969	39,106	22,641	51,175	39,654	20,163	41,457
Investing activities	(17,614)	(21,280)	(563,026)	(32,966)	(61,978)	(28,541)	(22,953)	(16,952)
Financing activities	(8,323)	(77,878)	568,063	(1,732)	(2,847)	(2,008)	(1,373)	32,979

	Predecessor	Successor
	As of December 31, 2004	As of December 31,				As of September 30, 2009
		2005	2006	2007	2008
						(unaudited)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$22,595	$54,141	$45,667	$34,989	$41,179	$100,202
Working capital(1)	157,014	102,752	121,851	129,370	106,346	92,037
Property, plant and equipment, net	306,217	265,970	270,646	277,398	245,124	238,193
Total assets	853,958	774,206	797,032	855,319	736,376	778,626
Total debt(2)	110,113	434,136	455,317	477,724	465,616	510,789
Total stockholder’s / owner’s equity	550,100	144,828	144,260	153,657	90,101	77,930

(1)	Working capital in the Successor period is defined as current assets, excluding cash, less current liabilities. Working capital in the Predecessor period is defined as trade receivables, plus inventory, less trade payables.

(2)	Total debt includes short-term and long-term debt, including affiliated debt in the Predecessor period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This following discussion and analysis should be read in conjunction with the consolidated financial statements and notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus.

Overview

We are an international manufacturer, marketer and supplier of protective packaging products and specialty packaging solutions. We currently operate 46 facilities in 18 countries, with approximately 4,000 employees world-wide. We sell our products to a wide array of customers, including retailers, distributors, packer processors, hospitals, fabricators and directly to the end-users. Approximately 66% of our 2008 net sales were generated outside of the U.S., so we are sensitive to fluctuations in foreign currency exchange rates, primarily between the euro and pound sterling with the U.S. dollar.

Our net sales for the three and nine months ended September 30, 2009 decreased 21.9% and 26.4% over the comparable periods of 2008, respectively. The decline was driven primarily by decreased volumes, resulting from the recessionary economic environment in North America and Europe, lower year-over-year selling prices resulting from lower key raw material costs, and unfavorable foreign currency translation. Excluding the impact of unfavorable foreign currency translation, net sales for the three and nine months ended September 30, 2009 decreased 17.2% and 18.5%, respectively, compared to the prior year periods.

Our gross margin (defined as net sales less cost of sales, excluding depreciation and amortization) as a percent of net sales increased to 24.6% and 24.5% for the third quarter and first nine months of 2009, respectively, compared to 22.4% and 21.9% for the same periods of 2008. The improvement in our 2009 margin percentage was driven by the impact of our aggressive cost reduction initiatives, continued disciplined pricing, and the impact of lower raw material costs.

The majority of the products we sell are plastic-resin based, and therefore our operations are highly sensitive to fluctuations in the costs of plastic resins. In the first nine months of 2009 as compared to the same period of 2008, average resin costs declined approximately 22% in North America and 34% in Europe, as measured by the Chemical Market Associates, Inc. (“CMAI”) index and PLATT’s index, their respective market indices. Over the same period, average selling prices decreased as a result of downward pressure associated with decreases in average resin costs. The period-over-period net benefit resulting from lower average resin costs offset by average lower selling prices resulted in a 208 basis point improvement in gross margin as a percent of net sales during the nine months ended September 30, 2009 compared to the equivalent period in 2008.

Although we did realize a year-over-year benefit from lower resin costs in the first nine months of 2009, these costs have steadily increased through the first nine months of 2009 and are expected to continue to increase in the fourth quarter. As a point of reference, resin costs have increased 41% in North America and 51% in Europe through the first nine months of 2009 based on their respective indices. These increases were driven primarily by supplier capacity reductions in response to lower demand.

While both of our segments experienced sales declines due to the overall weak economic climate, the declines in the Specialty Packaging segment have not been as significant as those experienced in the Protective Packaging segment. The Specialty Packaging segment serves the consumer food and medical markets, which to date have experienced less sensitivity to the economic weakness than the industrial markets which the Protective Packaging segment serves.

We have implemented a number of initiatives to generate sustainable improvements in profitability and to respond to the economic weakness that began in 2008 and has continued into 2009. In 2008, we implemented a number of company-wide restructuring programs focused on improving profitability. These programs, which were substantially completed in 2008, included headcount reductions, plant consolidations, and numerous productivity programs to maximize our operating effectiveness. In the first quarter of 2009, we commenced additional restructuring initiatives to further reduce our cost structure by optimizing our organizational structure and our operating processes. As of September 30, 2009, our restructuring initiatives are substantially complete. During the first nine months of 2009 we realized year-over-year cost savings of approximately $37.0 million relating to our 2008 and 2009 cost reduction initiatives.

Results of Operations

Three and Nine Months Ended September 30, 2009 Compared to Three and Nine Months Ended September 30, 2008

Net Sales

Our net sales for the three and nine months ended September 30, 2009 compared to the same period ended September 30, 2008 are summarized by segment as follows:

	Three Months Ended September 30,				Change Attributable to the Following Factors
	2009	2008	$ Change	% Change	Price / Mix		Volume		Currency Translation
	(dollars in thousands)
Segment:
Protective Packaging	$128,930	$172,088	$(43,158)	(25.1)%	$(9,055)	(5.3)%	$(27,676)	(16.1)%	$(6,427)	(3.7)%
Specialty Packaging	78,117	93,100	(14,983)	(16.1)%	(2,497)	(2.7)%	(6,317)	(6.8)%	(6,169)	(6.6)%

Total	$207,047	$265,188	$(58,141)	(21.9)%	$(11,552)	(4.4)%	$(33,993)	(12.8)%	$(12,596)	(4.7)%

	Nine Months Ended September 30,				Change Attributable to the Following Factors
	2009	2008	$ Change	% Change	Price / Mix		Volume		Currency Translation
	(dollars in thousands)
Segment:
Protective Packaging	$363,107	$520,226	$(157,119)	(30.2)%	$(12,133)	(2.3)%	$(115,448)	(22.2)%	$(29,538)	(5.7)%
Specialty Packaging	225,487	279,500	(54,013)	(19.3)%	(3,105)	(1.1)%	(17,290)	(6.2)%	(33,618)	(12.0)%

Total	$588,594	$799,726	$(211,132)	(26.4)%	$(15,238)	(1.9)%	$(132,738)	(16.6)%	$(63,156)	(7.9)%

Segment Net Sales

Volume in our Protective Packaging segment declined by 16.1% and 22.2% for the three and nine month periods ended September 30, 2009 compared to the same periods in 2008, as depicted in the tables above. The volume decrease for both periods was driven by continued economic weakness in both the North American and European markets, particularly within the industrial, housing and automotive sectors, key markets which are served by this segment.

Price/mix for our Protective Packaging segment reduced net sales by 5.3% and 2.3% for the three and nine month periods ended September 30, 2009 compared to the same periods in 2008, as depicted in the tables above. Price/mix was unfavorable year-over-year in the third quarter due to reduced market pricing driven by increased market competitiveness as a result of the weak economic conditions as well as year-over-year declines in resin costs. Based on market indices, North American resin costs were approximately 22% lower in the nine months ended September 30, 2009 compared to the equivalent 2008 period while European resin costs were 34% lower for the same comparable periods.

Volume in our Specialty Packaging segment decreased by 6.8% and 6.2% for the three and nine month periods ended September 30, 2009 compared to the same periods of 2008, as depicted in the tables above. These volume decreases are primarily the result of the termination of a contract with a significant medical products customer. Excluding volume losses for this one customer, volumes for the three and nine month periods ended September 30, 2009 would have increased $0.2 million and decreased $2.0 million, compared to the same period 2008, respectively.

While our Specialty Packaging segment has experienced minor volume declines compared to 2008, adjusting for the loss of the significant customer discussed above, these declines have been less significant as compared to the declines experienced in our Protective Packaging segment. This is due to the different end markets the two segments serve. Our Protective Packaging segment primarily serves the industrial, housing, and automotive sectors, while our Specialty Packaging segment primarily serves the consumer food and medical sectors. The consumer food and medical sectors have experienced less sensitivity to the overall economic weakness as compared to the industrial, housing, and automotive sectors.

Price/mix for our Specialty Packaging segment reduced net sales by 2.7% and 1.1% for the three and nine month periods ended September 30, 2009 compared to the same periods in 2008, as depicted in the tables above. Price/mix was unfavorable year-over-year in the third quarter due to reduced market pricing driven by increased market competitiveness as a result of the weak economic conditions as well as product mix.

Gross Margin

Gross margin (defined as net sales less cost of sales, excluding depreciation and amortization), as a percent of net sales, was 24.6% for the three months ended September 30, 2009 compared to 22.4% for the same period of 2008. This increase of 220 basis points was driven by savings resulting from the Company’s aggressive cost reduction initiatives partially offset by lower volume. Savings from the companies cost reduction initiatives resulted in a 451 basis point improvement of gross margin as a percentage of sales. These improvements were offset by the negative impact of lower volumes on gross margin percentage, as certain costs in cost of goods sold are relatively fixed in nature.

Average resin costs in North America for the three month period ended September 30, 2009 were 22% lower than average resin costs for the same period in 2008 while average resin costs in Europe were 31% lower than average resin prices for the same period of 2008. The benefits resulting from year-over-year resin decreases were in part offset by lower average selling prices.

Gross margin, as a percent of net sales, was 24.5% for the nine months ended September 30, 2009 compared to 21.9% for the same period of 2008. This increase of 260 basis points was driven by savings resulting from the Company’s aggressive cost reduction initiatives as well as decreased resin and other key commodity costs, partially offset by lower average selling prices and lower volumes. Savings from the Company’s cost reduction initiatives resulted in a 380 basis point improvement of gross margin as a percentage of sales. The net benefit resulting from lower year-over-year average resin costs, partially offset by lower year-over-year average selling prices, resulted in a 208 basis point improvement of gross margin as a percent of sales. Average resin costs in North America for the nine month period ended September 30, 2009 were 22% lower than average resin costs for the same period in 2008 while average resin costs in Europe were 34% lower than average resin prices for the same period of 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $2.6 million and $17.3 million for the three and nine months ended September 30, 2009 compared to the same periods of 2008. Excluding the impact of favorable foreign currency translation, selling, general and administrative expenses for the three and nine months ended September 30, 2009 decreased by approximately $1.7 million and $11.6 million, respectively. These decreases were primarily driven by cost savings from our cost reduction program. As a percent of net sales, selling, general and administrative costs increased to 13.8% and 14.1% for the three and nine months ended September 30, 2009, compared to 11.8% and 12.6% for the comparable periods of 2008, due to the lower sales volumes.

Other Operating Expense, net

For the three and nine months ended September 30, 2009, other operating expense, net totaled $2.3 million and $13.6 million, compared to $4.6 million and $8.5 million in the same periods of 2008, respectively. In 2009 we recorded restructuring charges of $13.9 million, primarily for severance charges relating to headcount reductions and consulting expenses. See Note 9 to the unaudited consolidated financial statements for details regarding our restructuring activity.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by $1.0 million and $5.4 for the three and nine months ended September 30, 2009, compared to the respective periods of 2008. The decrease in depreciation and amortization expense is due to favorable foreign currency translation resulting from a stronger U.S. dollar in 2009 compared to the same period of 2008 as well as the impact of lower average depreciation rates related to recent capital expenditure additions.

Segment Income

We measure our segments’ operating performance on the basis of segment EBITDA, defined as net income (loss) before interest, taxes, depreciation, amortization, and restructuring expense and adjusted for other non-cash charges and benefits. See Note 12 to the unaudited consolidated financial statements for a reconciliation of total segment EBITDA to consolidated net loss before income taxes. Segment EBITDA for the relevant periods is as follows:

	Three Months Ended September 30,
	2009	2008	$ Change	% Change
	(dollars in thousands)
Segment:
Protective Packaging	$15,462	$20,271	$(4,809)	(23.7)%
Specialty Packaging	11,363	11,147	216	1.9%

Total segment EBITDA	$26,825	$31,418	$(4,593)	(14.6)%

	Nine Months Ended September 30,
	2009	2008	$ Change	% Change
	(dollars in thousands)
Segment:
Protective Packaging	$42,201	$49,813	$(7,612)	(15.3)%
Specialty Packaging	30,792	33,574	(2,782)	(8.3)%

Total segment EBITDA	$72,993	$83,387	$(10,394)	(12.5)%

Segment EBITDA for our Protective Packaging segment declined approximately 23.7% for the three months ended September 30, 2009 compared to the same period of 2008. This decrease was driven by lower volumes, unfavorable year-over-year selling prices, and unfavorable currency. This was partially offset by the results of our cost reduction efforts, which totaled approximately $8.0 million year-over-year for the quarter.

Segment EBITDA for our Protective Packaging segment declined approximately 15.3% for the nine months ended September 30, 2009 compared to the same period of 2008. This decrease was driven by decreases in volumes, negative pricing, and unfavorable currency. This was partially offset by our cost reduction efforts (approximately $26 million) and the impact of lower resin costs.

Segment EBITDA for our Specialty Packaging segment increased by $0.2 million, or 1.9%, for the third quarter of 2009, but decreased $2.8 million, or 8.3%, for the first nine months of 2009. Excluding the impact associated with the loss of a significant customer we estimate EBITDA for this segment would have increased by $2.1 million, or 18.9%, for the three months ended September 30, 2009 compared to the same period 2008, and would have increased $1.9 million, or 5.5%, for the comparable nine month period.

Interest Expense

Interest expense for the three and nine months ended September 30, 2009 decreased $4.2 million and $9.2 million compared to the same periods of 2008. The 2009 period reflects the impact of lower U.S. dollar equivalent interest on our euro-denominated debt due to a stronger U.S. dollar in the 2009 period and lower LIBOR and EURIBOR-based rates underlying a portion of our floating rate debt.

Foreign Exchange Loss (Gain), net

A portion of our third-party debt is denominated in euro and revalued to U.S. dollars at our month-end reporting periods. We also maintain an intercompany debt structure, whereby Pregis Corporation has provided euro-denominated loans to certain of its foreign subsidiaries and these and other foreign subsidiaries have provided euro-denominated loans to certain U.K. based subsidiaries. At each month-end reporting period we recognize unrealized gains and losses on the revaluation of these instruments, resulting from the fluctuations between the U.S. dollar and euro exchange rate, as well as the pound sterling and euro exchange rate.

In the three months ended September 30, 2009, we recognized a net foreign exchange gain of $0.9 million. The gain in the quarter reflects the relative weakening of the U.S. dollar at the end of September 2009 when we revalued our euro-denominated third-party debt and inter-company loans. For the nine months ended September 30, 2009, we recognized a net foreign exchange gain of $5.8 million, most of which relates to net unrealized foreign exchange gains resulting from the revaluation of our euro-denominated third-party debt and inter-company loans. This compares to the three and nine month periods ended September 30, 2008, in which we recognized a net loss of $9.6 million and $6.6 million, respectively.

Income Tax Expense

Our effective income tax rate was approximately 10.47% for the nine months ended September 30, 2009, which compares to approximately 17.04% for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, the Company’s effective rate was increased from a benefit at the U.S. federal statutory rate of 35% primarily due to establishment of additional valuation allowances taken against losses in certain countries that are not certain to result in future tax benefits. For the same period in 2008, the Company’s effective income tax rate was increased from a benefit at the U.S. federal statutory rate of 35% primarily due to the reasons impacting the nine months ended September 30, 2009.

Net Loss

For the three months ended September 30, 2009, we generated net loss of $3.3 million, compared to a net loss of $12.0 million in the comparable period of 2008. For the nine months ended September 30, 2009, we generated a net loss of $10.7 million, compared to a net loss of $20.8 million for the same period of 2008. As discussed herein, the 2009 net loss is mainly the result of decreased sales volumes, as well as restructuring charges of $13.9 million.

Comparison of Years ended December 31, 2008, 2007 and 2006

Net Sales

					Change Attributable to the Following Factors
	Year ended December 31,		$ Change	% Change	Price/ Mix	Volume	Acquisitions	Currency Translation
	2008	2007
2008 versus 2007	$1,019,364	$979,399	$39,965	4.1%	1.6%	(2.7)%	2.9%	2.3%

	2007	2006
2007 versus 2006	$979,399	$925,499	$53,900	5.8%	0.1%	(0.5)%	0.8%	5.4%

Our 2008 net sales increased by 4.1% compared to 2007, driven by the benefit of our selling price increases, favorable foreign currency, and incremental sales from acquisitions, offset in part by lower volumes, which declined almost 10% in the fourth quarter of 2008.

Our 2007 net sales increased by 5.8% compared to 2006, with favorable foreign currency accounting for the majority of the increase, due to the strengthening of the euro and British pound sterling in relation to the U.S. dollar.

Net Sales—2008 vs. 2007

The key factors that contributed to the increase in 2008 net sales were as follows:

					Change Attributable to the Following Factors
	Year ended December 31,		$ Change	% Change	Price/ Mix	Volume	Acquisitions	Currency Translation
	2008	2007
	(dollars in thousands)
Segment:
Protective Packaging	$661,976	$636,939	$25,037	3.9%	2.7%	(5.1)%	4.5%	1.8%
Specialty Packaging	357,388	342,460	14,928	4.4%	(0.3)%	1.5%	—	3.2%

Total	$1,019,364	$979,399	$39,965	4.1%	1.6%	(2.7)%	2.9%	2.3%

For the year ended December 31, 2008, net sales of our Protective Packaging segment totaled $662.0 million, representing an increase of $25.0 million, or 3.9%, compared to net sales of $636.9 million for the year ended December 31, 2007. The improvement reflects the benefit of selling price increases implemented principally in the third quarter in response to the escalating raw material and energy-related costs, as well as volume growth within its inflatable protective packaging systems and related materials; however, these were more than offset by volume declines in the U.S. and Europe due to weakened economic conditions. The segment’s net sales also reflect incremental revenue totaling $28.9 million from the Petroflax and Besin entities acquired in the second half of 2007, as well as favorable foreign currency translation. Excluding the impact of favorable foreign currency and revenue from acquisitions, 2008 net sales of the Protective Packaging segment decreased 2.4% compared to 2007.

For the year ended December 31, 2008, net sales of our Specialty Packaging segment were $357.4 million, representing an increase of $14.9 million, or 4.4%, compared to net sales of $342.5 million for the year ended December 31, 2007. The improvement was driven by favorable foreign currency and volume growth in films and surgical procedure packs, offset in part by competitive pricing pressures. Our Specialty Packaging segment has not been as impacted by the economic downturn due to the nature of its packaging products. Its flexible and rigid packaging products serve consumer food, non-food and foodservice markets which, to date, have demonstrated less sensitivity to the economic weakness than the industrial sector, and the medical supplies and packaging products serve hospitals, which are also more insulated from the economic weakness. Excluding the impact of favorable foreign currency, 2008 net sales of the Specialty Packaging segment increased 1.2% compared to 2007.

Net Sales—2007 vs. 2006

The key factors that contributed to the increase in 2007 net sales were as follows:

					Change Attributable to the Following Factors
	Year ended December 31,		$ Change	% Change	Price/ Mix	Volume	Acquisitions	Currency Translation
	2007	2006
	(dollars in thousands)
Segment:
Protective Packaging	$636,939	$617,245	$19,694	3.2%	1.0%	(2.6)%	1.2%	3.6%
Specialty Packaging	342,460	308,254	34,206	11.1%	(1.5)%	3.7%	—	8.9%

Total	$979,399	$925,499	$53,900	5.8%	0.1%	(0.5)%	0.8%	5.4%

For the year ended December 31, 2007, net sales of our Protective Packaging segment totaled $636.9 million, representing an increase of $19.7 million, or 3.2%, compared to net sales of $617.2 million for the year ended December 31, 2006. The improvement in 2007 was driven by the favorable impact of price increases implemented in 2006 in the North American businesses, incremental additional volume from acquisitions made during the year, and favorable foreign currency translation, partially offset by reduced North American product volumes. As the year progressed, the benefit from increased selling prices, primarily in the North American businesses, lessened as our raw material costs continued to escalate. The segment experienced volume declines in its U.S. businesses due to the impact of the rationalization of product and customer mix carrying over from 2006, as well as weakened demand in the U.S. for the segment’s furniture, building and automotive products. The domestic volume declines were partially mitigated by volume growth in the European protective packaging businesses. Excluding the impact of favorable foreign currency effects, 2007 net sales for the segment would have decreased 0.4% compared to the prior year.

For the year ended December 31, 2007, net sales of our Specialty Packaging segment totaled $342.5 million, representing an increase of $34.2 million, or 11.1%, compared to net sales of $308.3 million for the year ended December 31, 2006. The improvement in 2007 was driven by favorable foreign currency translation and volume growth in flexible packaging products serving fresh food markets and disposable medical products and surgical procedure packs, which more than offset the unfavorable mix of flexible packaging products and competitive pricing pressures in medical products. Excluding the impact of favorable foreign currency effects, 2007 net sales for the segment would have increased 2.2% compared to the prior year.

Cost of Sales, Excluding Depreciation and Amortization

	2008	2007	2006
Cost of sales, excluding depreciation and amortization	$798,690	$740,235	$713,550
Gross margin %	21.6%	24.4%	22.9%

Gross margin (defined as net sales less cost of sales, excluding depreciation and amortization) as a percentage of net sales decreased by 280 basis points to 21.6% in 2008 compared to 2007. Our 2008 gross margin was impacted by increased costs of resin, fuel, and other raw materials, as well as significant volume declines in the Protective Packaging segment, particularly in the fourth quarter. Although resin prices declined in the fourth quarter, our underlying raw material costs steadily increased through September 2008, which narrowed the spread between our sales prices and material costs, causing our gross margin as a percentage of net sales to decrease on a year-over-year basis. Our margins benefitted from selling price increases implemented in the third quarter and cost savings from our various cost reduction and productivity initiatives; however, these benefits were not sufficient to offset the higher costs of raw materials and the impact of reduced sales volumes.

Gross margin as a percentage of net sales increased 150 basis points to 24.4% in 2007 compared to 2006. The improvement in our 2007 gross margin percentage reflects significant net cost savings generated by our lean manufacturing and other productivity initiatives, as well as higher profitability resulting from our efforts to rationalize product mix and customer base, primarily in our U.S. businesses.

Selling, General and Administrative

	2008	2007	2006
Selling, general and administrative	$127,800	$137,180	$125,944
As a percent of net sales	12.5%	14.0%	13.6%

Selling, general and administrative expenses (SG&A) decreased by $9.4 million, or 6.8%, in 2008 compared to 2007. As a percent of net sales, SG&A declined by 150 basis points to 12.5%, reflecting cost savings from headcount reductions and other expense reductions resulting from our cost reduction initiatives. Adjusting 2008 SG&A for the impact of unfavorable foreign currency translation (approximately $2.8 million) and incremental expenses from recent acquisitions (approximately $4.0 million), and adjusting 2007 SG&A by $3.1 million for the write-off of third party due diligence and legal costs related to a potential acquisition that was ultimately not consummated, our 2008 SG&A as a percent of net sales totaled 11.8% compared to 13.6% for 2007, with the improvement driven by the cost savings noted.

In 2007, SG&A increased by $11.3 million, or 8.9%, compared to 2006. Approximately $6.0 million of the increase relates to the impact of foreign currency translation. The 2007 expenses also include the write-off of $3.1 million of third party due diligence and legal costs as noted above, as well as approximately $0.7 million of incremental expense attributed to entities that were acquired during 2007. Normalizing for these items, 2007 SG&A as a percent of net sales would have been 13.6%, or consistent with the 2006 level.

Segment Income

We measure our segments’ operating performance on the basis of segment EBITDA, defined as net sales, less cost of sales, less selling, general and administrative expenses. See Note 18 to Pregis Holding II’s audited consolidated financial statements included in this prospectus for a reconciliation of total segment EBITDA to consolidated income (loss) before income taxes. Segment EBITDA for the relevant periods is as follows:

	Year ended December 31,
	2008	2007	2006
	(dollars in thousands)
Segment:
Protective Packaging	$62,812	$80,445	$71,481
Specialty Packaging	42,299	45,548	36,431

Total segment EBITDA	$105,111	$125,993	$107,912

On a consolidated basis, approximately $2.0 million and $6.0 million of the segment EBITDA growth in 2008 and 2007 in relation to the prior years, respectively, was due to the favorable foreign currency impact from translating our foreign operations.

Segment Income—2008 vs. 2007

For the year ended December 31, 2008, the Protective Packaging segment’s EBITDA totaled $62.8 million, representing a decrease of $17.6 million, or 21.9%, compared to EBITDA of $80.4 million for the year ended December 31, 2007. The decline was due to higher resin and other raw material costs and lower sales volumes due to the weakened U.S. and European economic environments. These declines were partially offset by the benefits we realized from our cost reduction initiatives and our selling price increases, although due to the typical lag in achieving selling price increases in response to higher raw material costs, we were not able to fully recover the higher raw material costs by the end of 2008.

For the year ended December 31, 2008, the Specialty Packaging segment’s EBITDA totaled $42.3 million, representing a decrease of $3.2 million, or 7.1%, compared to EBITDA of $45.5 million for the year ended December 31, 2007. The segment’s EBITDA declined principally due to higher raw material costs and a competitive pricing environment which made it difficult to recover the higher costs. The segment also achieved significant benefit from cost savings initiatives which helped to mitigate the higher raw material costs.

Segment Income—2007 vs. 2006

For the year ended December 31, 2007, the Protective Packaging segment’s EBITDA totaled $80.4 million, representing an increase of $9.0 million, or 12.5%, compared to EBITDA of $71.5 million for the year ended December 31, 2006. The improvement was due to favorable pricing and significant productivity savings, offset in part by volume declines in the U.S. businesses and higher selling, general and administrative expenses.

For the year ended December 31, 2007, the Specialty Packaging segment’s EBITDA totaled $45.5 million, representing an increase of $9.1 million, or 25.0%, compared to EBITDA of $36.4 million for the year ended December 31, 2006. The segment’s EBITDA improved due to productivity savings and increased volumes, which helped to offset higher raw material costs and unfavorable pricing.

Depreciation and Amortization

	2008	2007	2006
Depreciation and amortization	$52,344	$55,799	$53,179
Change compared to prior year	(3,455)	2,620	—
	(6.2)%	4.9%

Depreciation and amortization expense (D&A) declined $3.5 million, or 6.2%, in 2008 compared to 2007. While D&A increased in 2008 due to unfavorable foreign currency translation, this was more than offset by the impact of longer lives from recent additions which lowered the average depreciation rate.

In 2007, D&A increased by $2.6 million, or 4.9%, compared to 2006 primarily due to the impact of foreign currency translation.

Goodwill Impairment

We performed our annual goodwill impairment test during the fourth quarter of 2008. The initial step of our impairment test indicated the potential for impairment in one of the reporting units included within our Specialty Packaging segment, due to the anticipation of a significant reduction in future revenue from a customer that had historically comprised a material portion of the reporting unit’s annual revenues. We performed the second step of the goodwill impairment test, using valuation experts to estimate the fair values of the reporting unit’s assets and liabilities, and determined that an impairment of goodwill existed. Accordingly, we recorded a non-cash goodwill impairment charge of $19.1 million in the fourth quarter of 2008. See further discussion regarding goodwill impairment in the “Critical Accounting Policies and Estimates” section below and Note 6 to the audited consolidated financial statements of Pregis Holding II contained in this prospectus.

Other Operating Expense (Income), Net

	2008	2007	2006
Severance and restructuring	$9,321	$2,926	$313
Curtailment gain	(3,736)	—	—
Trademark impairment	1,297	403	—
Insurance settlement	—	(2,873)	—
Other, net	1,264	(266)	(79)

	$8,146	$190	$234

Other operating expense (income), net includes other activity incidental to our operations, such as restructuring expenses, impairment losses and gains or losses on sale of operating fixed assets.

In 2008, other operating expense (income) includes restructuring charges of $9.3 million, primarily for severance charges relating to headcount reductions driven by our cost reduction initiatives, including a plan approved in the third quarter to close one of our European plants and consolidate its operations into other existing facilities. In 2007, other operating expense (income) includes a reserve of $2.9 million established primarily within the Specialty Packaging segment for severance and related costs arising from a plan to restructure its Warburg, Germany workforce which was implemented in 2008. See Note 15 to the audited consolidated financial statements of Pregis Holding II contained in this prospectus for details regarding our restructuring activities.

In 2008, we also realized a curtailment gain relating to the European plant closure, as further discussed in Note 16, while 2007 includes a gain of $2.9 million on the insurance settlement for a printer operated by the Specialty Packaging segment, which was destroyed by fire in the first quarter of 2007. The replacement printer was commissioned in mid-2008.

Operating Income (Loss)

	2008	2007	2006
Operating income	$13,327	$45,995	$32,592
Change compared to prior year	(32,668)	13,403	—
	(71.0)%	41.1%

Operating income in 2008 decreased $32.7 million, or 71.0%, compared to 2007. The decline in operating income is due to the impact of higher raw material costs and lower volumes, as well as the goodwill impairment charge and additional restructuring charges, partially offset by the benefits of our cost reduction initiatives and lower selling, general and administrative expenses and depreciation and amortization.

Operating income in 2007 increased $13.4 million, or 41.1%, compared to 2006, reflecting the benefits of the productivity savings discussed previously, partially offset by increased selling, general and administrative expenses and depreciation and amortization.

Interest Expense

	2008	2007	2006
Interest expense	$49,069	$46,730	$42,535
Change compared to prior year	2,339	4,195	—
	5.0%	9.9%

Interest expense in 2008 increased $2.3 million, or 5%, compared to interest expense in 2007. In the third quarter, we terminated an interest rate swap arrangement due to counterparty default, as discussed in Note 9 to the audited consolidated financial statements of Pregis Holding II contained in this prospectus. Given the uncertainty of collecting the amount owed to us from the counterparty of approximately $1.3 million, a reserve was established for this amount against interest expense. In addition, 2008 interest expense reflects the impacts of higher U.S. dollar equivalent interest on our euro-denominated debt due to a stronger euro relative to the U.S. dollar on average during 2008 and higher EURIBOR-based rates underlying a portion of our floating rate debt, partially offset by the positive cash flow impact from the interest rate swap agreement received prior to its termination. For the year ended December 31, 2008, we reduced our interest expense by $1.0 million on the basis of settlements from the swap arrangements, compared to a reduction of $0.6 million for the year ended December 31, 2007.

Interest expense in 2007 increased by $4.2 million, or 9.9%, compared to interest expense in 2006. The increase was due in part to the strengthening of the euro relative to the U.S. dollar, which increased the U.S. dollar equivalent interest on our euro-denominated debt. In addition, the market rates underlying most of our variable rate debt increased in 2007, and, in the first half of 2007, we incurred approximately $1.0 million of penalty interest on our senior secured and senior subordinated notes, since we did not complete the exchange offer within the time frame specified by the registration rights agreement.

Foreign Exchange Loss (Gain), Net

	2008	2007	2006
Foreign exchange loss (gain), net	$14,728	$(2,339)	$(6,139)

A portion of our third-party debt is denominated in euro and revalued to U.S. dollars at our month-end reporting periods. We also maintain an intercompany debt structure, whereby Pregis Corporation has provided euro-denominated loans to certain of its foreign subsidiaries and these and other foreign subsidiaries have provided euro-denominated loans to certain U.K. based subsidiaries. At each month-end reporting period we recognize unrealized gains and losses on the revaluation of these instruments, resulting from the fluctuations between the U.S. dollar and euro exchange rate, as well as the pound sterling and euro exchange rate.

In 2008, we recognized net foreign exchange losses of $14.7 million, reflecting the strengthening of the U.S. dollar on the revaluation of our euro-denominated third-party debt and inter-company loans, as well as the weakening of the pound sterling compared to the euro as it relates to that portion of the intercompany debt.

This compares to the years ended December 31, 2007 and 2006, in which we recognized net foreign exchange gains of $2.3 million and $6.1 million, respectively, due to the impact of a weakening U.S. dollar to the euro and a weakening pound sterling to the euro with respect to revaluation of our euro-denominated third-party debt and inter-company loans.

Income Tax Expense (Benefit)

	2008	2007	2006
Income tax expense (benefit)	$(1,865)	$7,708	$4,842
Effective tax rate	3.8%	263.2%	(136.1)%

In 2008, although we generated a significant net loss for book purposes, our effective tax rate was increased from a benefit at the U.S. federal statutory rate of 35% to a benefit of only 3.8% primarily due to the establishment of additional valuation allowances taken against losses in certain countries that are not certain to result in future tax benefits (20-percentage point increase) and foreign tax rate differentials (8-percentage point increase).

Our effective tax rate for 2007 was 263.2%. The key factors driving up our effective tax rate in 2007 were interest expense incurred in certain foreign businesses that is not deductible for statutory tax purposes (resulting in a 44-percentage point increase) and the establishment of additional valuation allowances taken against losses in certain countries that are not certain to result in future tax benefits (which increased the effective rate by 163-percentage points).

In 2006, we generated a net loss for book purposes, primarily due to interest expense. Therefore, our 2006 effective rate was also higher than the statutory rate due to significant non-deductible interest expense, establishment of additional valuation allowances, and foreign tax rate differentials, including local taxes assessed on foreign income adjusted for items disallowed for tax purposes. See Note 13 to Pregis Holding II’s consolidated financial statements for the detailed reconciliation of the U.S. federal statutory rate to our effective tax rate.

Net Income (Loss)

As a result of the factors discussed previously, we generated a net loss of $47.7 million in 2008, compared to a net loss $4.8 million in 2007 and a net loss of $8.4 million 2006.

Liquidity and Capital Resources

Cash Flows for the Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

The following table shows our sources and uses of funds for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008:

	Nine Months Ended September 30,
	2009	2008
	(dollars in thousands)
Cash provided by operating activities	$41,457	$20,163
Cash used in investing activities	(16,952)	(22,953)
Cash provided (used) in financing activities	32,979	(1,373)
Effect of foreign exchange rate changes	1,539	(788)

Increase (decrease) in cash and cash equivalents	$59,023	$(4,951)

Operating Activities. Cash provided by operating activities increased by $21.3 million during the nine months ended September 30, 2009 compared to the same period of 2008. This increase is driven primarily by year-over-year gross margin improvement, year-over-year reductions in SG&A costs as well as lower levels of accounts receivable and reduced investment in inventories resulting from lower volumes as well as our initiatives to reduce overall working capital levels.

Cash from operating activities is sensitive to raw material costs and our ability to recover increases in these costs from its customers. Although price increases have typically lagged the underlying change in raw material costs, we have historically been able to recover significant increases in underlying raw material costs from our customers over a twelve to twenty-four month period. Future cash from operations are dependent upon our continued ability to recover increases in underlying raw material increases from our customers.

We have not experienced any significant changes in year-over-year days sales outstanding, days inventory on-hand or days payable outstanding. We have not identified any trends in key working capital investments that would have a material impact on our liquidity or ability to satisfy our debt obligations or fund capital expenditures. We do not currently expect that raw material price increases will have a material effect on liquidity in future periods, but significant shifts in resin pricing could affect our cash generated from operating activities in future periods.

Investing Activities. Cash used in investing activities totaled $17.0 million for the nine months ended September 30, 2009, a decrease of $6.0 million compared to the same period of 2008. Our primary use of cash for investing activities is for capital expenditures, which totaled $17.6 million in the 2009 period compared to $25.3 million in the 2008 period. Our 2008 capital expenditures were significantly higher due to investments in new printing and laminating equipment related to the expansion of our flexible packaging capacity, as well as significant investments in inflatable machines within our Protective Packaging businesses to support growth in this area. We expect to leverage the substantial capital expenditures incurred in 2008 and preceding years, which will allow us to significantly reduce our capital spending in 2009.

Financing Activities. Cash provided in financing activities for the nine months ended September 30, 2009 included proceeds from the revolving credit facility draw of $38.7 million net of payments totaling $4.3 million on our long-term bank debt, net of activity on capital lease debt.

Cash Flows for the Years Ended December 31, 2008, 2007 and 2006

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006, are summarized as follows:

	Year ended December 31,
	2008	2007	2006
	(dollars in thousands)
Cash provided by operating activities	$39,654	$51,175	$22,641
Cash used in investing activities	(28,541)	(61,978)	(32,966)
Cash used in financing activities	(2,008)	(2,847)	(1,732)
Effect of foreign exchange rate changes	(2,915)	2,972	3,583

Increase (decrease) in cash and cash equivalents	$6,190	$(10,678)	$(8,474)

Cash generated by operating activities totaled $39.7 million, $51.2 million and $22.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Cash provided by operating activities decreased $11.5 million in 2008 compared to 2007 primarily due to the lower earnings generated in 2008. Additionally, while we generated more cash through the reduction of working capital in 2008, this was somewhat offset by a lower reimbursement from Pactiv for payments on indemnified tax liabilities and higher payouts of 2007 bonuses which were paid in 2008. Cash provided by operating activities in 2007 increased $28.5 million compared to 2006, primarily due to the higher earnings generated in 2007. Additionally, cash generated by operating activities in 2006 was reduced by approximately $9.0 million, which we paid to Pactiv and other vendors to settle amounts which had accumulated at 2005 year-end for payroll administered by Pactiv and other services related to our acquisition of Pregis in 2005.

Cash used in investing activities totaled $28.5 million, $62.0 million and $33.0 million for the years ended December 31, 2008, 2007 and 2006. In 2008, cash was used primarily to fund capital expenditures of $30.9 million, offset by proceeds on minor disposals of fixed assets and insurance proceeds of $3.2 million used to replace a printing machine which had been destroyed by a fire. Additionally, in 2008 we funded final purchase price adjustments and acquisition costs of approximately $1.0 million relating to the Besin acquisition made in 2007. We spent $28.8 million in 2007 for both the Besin and Petroflax acquisitions. The 2007 cash used for investing activities also included $34.6 million for capital expenditures. In both 2008 and 2007, we made significant investments in inflatable machines within our Protective Packaging businesses. In 2007 we also converted a portion of our rigid packaging extrusion capacity to APET from PVC, and expanded our flexible packaging capacity with new printing and laminating equipment. In 2006, in addition to investments in machinery and equipment totaling $28.1 million, we used $4.9 million to acquire a small hospital supplies business.

Cash used in financing activities totaled $2.0 million, $2.8 million and $1.7 million for the years ended December 31, 2008, 2007 and 2006. In all years, the primary financing use of cash has been to fund the scheduled principal payments under our senior secured credit facilities. In 2007, we also funded financing costs related to the registration of our senior secured floating rate notes and senior subordinated notes and a technical amendment to our debt agreements.

Contractual Obligations

Our primary contractual cash obligations as of December 31, 2008 are summarized in the table below.

	Payments Due by Year
	Total	2009	2010	2011	2012	2013	2014 and beyond
	(dollars in thousands)
Debt obligations:
Principal(1)	$466,732	$4,641	$1,353	$43,778	$127,270	$289,690	$—
Interest(2)	180,728	41,190	40,975	40,912	36,004	21,647	—

Total debt obligations	647,460	45,831	42,328	84,690	163,274	311,337	—

Operating lease obligations	68,119	16,091	12,519	9,715	7,291	5,227	17,276
Capital lease obligations	846	261	377	208	—	—	—
Purchase obligations(3)	—	—	—	—	—	—	—

Total	$716,425	$62,183	$55,224	$94,613	$170,565	$316,564	$17,276

(1)	Represents scheduled annual repayments on the term B-1 and term B-2 loans under our credit facility. The senior secured floating rate notes and senior subordinated notes mature in their entirety on April 15, 2013 and October 15, 2013, respectively. Amount for 2009 includes approximately $4.0 million for a mandatory prepayment of the term loans under the Company’s credit facilities, on the basis of excess cash flow generated by the Company for the year ended December 31, 2008. On October 5, 2009, we repaid the term B-1 and term B-2 loans in full with the net proceeds of the offering of outstanding notes, together with cash on hand.
(2)	Represents estimated cash interest expense on borrowings outstanding as of December 31, 2008, assuming principal payments are made as scheduled, without giving effect to any interest rate hedge arrangements. Interest on floating rate debt was estimated using the index rates in effect as of December 31, 2008.
(3)	This table does not include information on our recurring purchases of materials for use in production, as our raw material purchase contracts typically do not require fixed or minimum quantities.

Due to the uncertainty of the timing of settlement with taxing authorities, we are unable to make reasonably reliable estimates of the period of cash settlement of unrecognized tax benefits. Therefore, $11.3 million of unrecognized tax benefits as of December 31, 2008 have been excluded from the table above. Of this amount, $8.2 million is subject to indemnification under the Stock Purchase Agreement with Pactiv and would therefore be reimbursed if the Company is required to settle these amounts in cash. See Note 13 to the audited consolidated financial statements of Pregis Holding II contained in this prospectus.

Liquidity

Our contractual obligations and commitments over the next several years are significant. In addition to our contractual obligations noted above, we will also require cash to make capital expenditures, pay taxes, and make contributions under the defined benefit pension plans covering certain of our European employees. We incur capital expenditures for the purpose of maintaining and replacing existing equipment and facilities, and from time to time, for facility expansion. Our capital expenditures totaled $30.9 million, $34.6 million, and $28.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. We paid taxes of $1.4 million, $3.8 million and $5.2 million during 2008, 2007 and 2006, respectively, net of amounts repaid by Pactiv under the terms of the indemnity agreement. We contributed approximately $3.0 million annually to our defined benefit plans in each of the last three years and expect to contribute approximately $2.0 million during 2009, which is reduced due to the curtailment within our Netherlands pension plan. We are also paying an annual management fee of $1.5 million, plus reasonable out-of-pocket expenses, to AEA Investors LP for advisory and consulting services provided to us under the terms of a management agreement.

We expect our 2009 capital expenditures to total approximately $20 to $25 million and our 2009 debt service costs to total approximately $53.0 million. At September 30, 2009, we had cash and cash equivalents of $100.2 million. Our available cash and cash equivalents are held in bank deposits and money market funds. We actively monitor the third-party depository institutions that hold our cash and cash equivalents to ensure safety of principal while achieving a satisfactory yield on those funds. To date, we have experienced no material loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

Our primary source of liquidity will continue to be cash flows from operations and existing cash balances. Lehman Commercial Paper Inc. (Lehman) was a participating lender in our revolving credit facility. As a result of the bankruptcy of Lehman’s parent company, the revolving credit facility was effectively reduced by Lehman’s $5 million commitment to $45 million. In connection with the October 5, 2009 amendment to our senior secured credit facilities, another lender assumed Lehman’s $5 million commitment and the revolving credit facility was effectively increased back to $50 million. In connection with this increase in commitments, we borrowed approximately $4.3 million under the revolving credit facility in October 2009.

Another significant party in the Company’s revolving credit facility is CIT Group, with participation of approximately $8 million. As a result of CIT’s financial difficulties, and to preserve liquidity under the revolving credit facility, on July 14, 2009 we drew the full amount available at the time ($38.7 million) under the revolving credit facility. The proceeds of this draw have not been used by us and have been invested in cash equivalents.

Availability under the revolving credit facility is also reduced by outstanding letters of credit the Company issues under the facility. As of September 30, 2009, the Company had $6.7 million of outstanding letters of credit and no remaining borrowing availability under the revolving credit facility.

Senior Secured Credit Facilities. On October 12, 2005, Pregis entered into senior secured credit facilities which provided for a revolving credit facility and two term loans: an $88.0 million term loan B-1 facility and a €68.0 million term loan B-2 facility, both of which would have matured in October 2012. On October 5, 2009, Pregis used the proceeds of its offering of outstanding notes, together with cash on hand, to repay in full the term loans under the senior secured credit facilities. In connection with the offering of outstanding notes, Pregis also entered into an amendment to its senior secured credit facilities that, among other things:

•

permits the Company to engage in certain specified sale leaseback transactions in 2009 (including the sale leaseback transactions described in “Recent Developments—Sale Leaseback Transactions”) and up to $35 million of additional sale leaseback transactions through the maturity of the senior secured credit facilities;

•	replaces the maximum leverage ratio covenant of 5.0x under the senior secured credit facilities with a first lien leverage covenant of 2.0x;

•	eliminates the minimum cash interest coverage ratio covenant under the senior secured credit facilities;

•

increases the accordion feature of the term loan portion of the senior secured credit facilities by $100.0 million, allowing the Company to borrow up to $200.0 million under the term loan portion of the senior secured credit facilities, subject to certain conditions including receipt of commitments therefor;

•	provides for additional subordinated debt issuances subject to a 2x interest coverage ratio; and

•	modifies several other covenants in the senior secured credit facilities to provide the Company with more flexibility.

The revolving credit facility matures in October 2011 and provides for borrowings of up to $50.0 million, a portion of which may be made available to the Company’s non-U.S. subsidiary borrowers in euros and/or pounds sterling. The revolving credit facility also includes a swing-line loan sub-facility and a letter of credit sub-facility. The revolving credit facility bears interest at a rate equal to, at the Company’s option, (1) an alternate base rate or (2) LIBOR or EURIBOR, plus an applicable margin of 0.375% to 1.00% for base rate advances and 1.375% to 2.00% for LIBOR or EURIBOR advances, depending on the leverage ratio of the

Company, as defined in the credit agreement. In addition, the Company is required to pay an annual commitment fee of 0.375% to 0.50% on the revolving credit facility depending on the leverage ratio of the Company, as well as customary letter of credit fees.

Our senior secured credit facilities also permit us, subject to certain conditions, including the receipt of commitments from lenders, to incur up to $200.0 million (or euro equivalent thereof) of additional term loans (originally $100.0 million prior to the October 5, 2009 amendment to our senior secured credit facilities).

Subject to exceptions and, in the case of asset sale proceeds, reinvestment options, Pregis’s senior secured credit facilities require mandatory prepayments of the loans from excess cash flows, asset sales and dispositions (including insurance and condemnation proceeds), issuances of debt and issuances of equity. On April 29, 2009, the Company made a mandatory prepayment of approximately $3.9 million, on the basis of excess cash flow which we generated for the year ended December 31, 2008, and on October 5, 2009 the Company prepaid the term loans in full with the proceeds of the offering of outstanding notes together with cash on hand. Mandatory prepayments under our senior secured credit facilities do not result in the permanent reduction of the revolving credit commitments under such facilities, i.e., the prepaid revolving borrowings may be reborrowed immediately thereafter, so long as the conditions to the revolving borrowings have been met.

Pregis’s senior secured credit facilities and related hedging arrangements are guaranteed by Pregis Holding II, the direct holding parent company of Pregis, and all of Pregis’s current and future domestic subsidiaries and, if no material tax consequences would result, Pregis’s future foreign subsidiaries and, subject to certain exceptions, are secured by a first priority security interest in substantially all of Pregis’s and its current and future domestic subsidiaries’ existing and future assets (subject to certain exceptions), and a first priority pledge of the capital stock of Pregis and the guarantor subsidiaries and an aggregate of 66% of the capital stock of Pregis’s first-tier foreign subsidiary.

Pregis’s senior secured credit facilities require that it comply on a quarterly basis with certain financial covenants. Prior to October 5, 2009, these covenants included a Maximum Leverage Ratio test and a Minimum Cash Interest Coverage Ratio test. The Maximum Leverage Ratio was calculated as net debt (total debt net of cash) divided by Consolidated EBITDA (as defined by the credit facility and calculated on a rolling twelve months at each quarter end) and the Minimum Cash Interest Coverage Ratio was calculated as Consolidated EBITDA divided by cash interest expense. In connection with the October 5, 2009 amendment to our senior secured credit facilities, the Maximum Leverage Ratio and Minimum Cash Interest Coverage Ratio covenants were eliminated, and a First Lien Leverage Ratio covenant of 2.0x replaced the Maximum Leverage Ratio covenant. The First Lien Leverage Ratio is calculated as the ratio of (1) net debt that is secured by a first priority lien to (2) Consolidated EBITDA.

The following table sets forth the Maximum Leverage Ratio and Minimum Cash Interest Coverage Ratio as of September 30, 2009 and 2008:

(unaudited) (dollars in thousands)	Covenant Measure		Ratios
			Calculated at September 30,
			2009		2008
Maximum Leverage Ratio	Maximum of 5.0x	(1)	4.8	x	4.3	x
Minimum Cash Interest Coverage Ratio	Minimum of 1.9x		2.3	x	2.3	x

Consolidated EBITDA	—		$86,443		$103,304
Total Net Debt (less $5MM base cash excluded per credit facility)	—		$415,587		$442,891
Cash Interest Expense	—		$37,216		$45,282

(1)	At September 30, 2008 the Maximum Leverage Ratio covenant measure was 5.5x.

The Maximum Leverage Ratio was primarily affected by increases or decreases in our trailing twelve month Consolidated EBITDA and increases or decreases in our net debt. Net debt as used in this ratio is affected primarily by currency translation related to converting our euro-denominated debt into US dollars, changes in debt due to payments and borrowings, and the amount of on-hand cash at each measurement date. The unfavorable decrease in trailing twelve month Consolidated EBITDA was more than offset by favorable currency translation of our euro-denominated debt positively impacting the Company’s Maximum Leverage Ratio at September 30, 2009 compared to September 30, 2008.

The Minimum Cash Interest Coverage Ratio was primarily affected by increases or decreases in our trailing twelve month Consolidated EBITDA and increases or decreases in our cash interest expense (interest expense, excluding amortization of deferred financing fees and discount). Interest expense as used in this ratio is primarily affected by changes in interest rates (LIBOR and EURIBOR) and currency translation related to converting euro based interest expense into US dollars. The favorable impact resulting from lower interest rates, for the comparable twelve month periods ending September 30, 2009 and 2008, was partially offset by the decrease in the Company’s trailing twelve month Consolidated EBITDA over the same period.

As used in the calculation of the First Lien Leverage Ratio, Maximum Leverage Ratio and Minimum Cash Interest Coverage Ratio, Consolidated EBITDA is calculated by adding Consolidated Net Income (as defined by the facility), income taxes, interest expense, depreciation and amortization, other non-cash items reducing Consolidated Net Income that do not represent a reserve against a future cash charge, costs and expenses incurred with business acquisitions, issuance of equity interests permitted by the terms of the loan documents, the amount of management, consulting, monitoring, transaction, and advisory fees and related expenses paid to AEA Investors LP, and unusual and non-recurring charges (including, without limitation, expenses in connection with actual and proposed acquisitions, equity offerings, issuances and retirements of debt and divestitures of assets, whether or not any such acquisition, equity offering, issuance or retirement or divestiture is actually consummated during such period that do not exceed, in the aggregate, 5% of EBITDA for such period).

Consolidated EBITDA is calculated under the senior secured credit facility for the twelve months ended September 30, 2009 and 2008 as follows:

(unaudited) (dollars in thousands)	Twelve Months Ended September 30,
	2009	2008
Net Income	$(37,613)	$(28,092)

Senior Secured Credit Facility Consolidated Net Income definition add backs:
Non-cash compensation charges	1,344	902
Net after tax extraordinary gains or losses (incl. severance and restructuring charges)	13,251	7,981
Non-cash unrealized currency gains or losses	2,370	7,846
Any FAS 142, 144, 141 impairment charge or asset write off	20,101	403

Consolidated Net Income	$(182)	$(10,960)

Senior Secured Credit Facility Consolidated EBITDA definition add backs:
Interest expense	39,315	48,300
Income tax expense	(3,881)	2,533
Depreciation expense and amortization	46,992	55,797
Fees payable to AEA Investors LP	2,040	1,834
Unusual and non-recurring charges	2,524	9,063
Pro forma EBITDA of acquisitions	—	454
Other	—	427
Adjustment for 5% EBITDA cap limitation for unusual and non-recurring charges		(4,144)

Consolidated EBITDA	$86,443	$103,304

Pregis’s senior secured credit facilities also include negative covenants, subject to certain exceptions, that restrict or limit Pregis’s ability and the ability of its subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness, guaranty obligations or hedging arrangements,

•	incur liens or agree to negative pledges in other agreements,

•	engage in sale and leaseback transactions,

•	make capital expenditures,

•	make loans and investments,

•	declare dividends, make payments or redeem or repurchase capital stock,

•	in the case of subsidiaries, enter into agreements restricting dividends and distributions,

•	engage in mergers, acquisitions and other business combinations,

•	prepay, redeem or purchase certain indebtedness,

•	amend or otherwise alter the terms of Pregis’s organizational documents, Pregis’s indebtedness and other material agreements,

•	sell assets or engage in receivables securitization,

•	transact with affiliates, and

•	alter the business that Pregis conducts.

As of September 30, 2009, Pregis was in compliance with all covenants contained in its senior secured credit facilities.

In October 2009, we used the proceeds of the offering of outstanding notes, together with cash on hand, to repay in full amounts outstanding under the term loans under our senior secured credit facilities. However, following the issuance of the outstanding notes and the use of proceeds thereof and subject to compliance with our senior secured credit facilities, the indenture governing the senior secured floating rate notes will continue to allow us to incur at least $220 million (less amounts then outstanding under the senior secured credit facilities) of debt, including new debt which replaces the term loans repaid with the proceeds of the offering of outstanding notes. If such debt is incurred under the $220 million credit facility basket or in compliance with a 3:1 senior secured leverage ratio, plus an additional $50 million, such debt would constitute first priority lien obligations and could be secured on a first priority basis.

Senior Secured Floating Rate Notes and Senior Subordinated Notes. On October 12, 2005, Pregis issued €100.0 million aggregate principal amount of second priority senior secured floating rate notes due 2013 (the “2005 notes”) and $150.0 million aggregate principal amount of 12 3/8% senior subordinated notes due 2013 (the “senior subordinated notes”). Additionally, on October 5, 2009, Pregis issued an additional €125.0 million aggregate principal amount of second priority senior secured floating rate notes due 2013 (the “outstanding notes” and, together with the exchange notes offered pursuant to this prospectus and the 2005 notes, the “senior secured floating rate notes”). The exchange notes offered pursuant to this prospectus are being offered in exchange for the outstanding notes.

The senior secured floating rate notes mature on April 15, 2013. Interest accrues at a floating rate equal to EURIBOR plus 5.00% per year and is payable quarterly on January 15, April 15, July 15 and October 15 of each year. The senior secured floating rate notes are guaranteed on a senior secured basis by Pregis Holding II, Pregis’s immediate parent, and each of Pregis’s current and future domestic subsidiaries. At its option, Pregis may redeem some or all of the senior secured floating rate notes at 100% of their principal amount plus accrued and unpaid interest to the applicable redemption date. Upon the occurrence of a change of control, Pregis will be required to make an offer to repurchase each holder’s senior secured floating rate notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

The senior subordinated notes mature on October 15, 2013. Interest accrues at a rate of 12.375% and is payable semi-annually on April 15 and October 15 of each year. The notes are senior subordinated obligations and rank junior in right of payment to all of Pregis’s senior indebtedness. The senior subordinated notes are guaranteed on a senior subordinated basis by Pregis Holding II and each of Pregis’s current and future domestic subsidiaries. At its option, Pregis may redeem some or all of the senior subordinated notes on or after October 15, 2009 at redemption prices equal to 106.188% of their principal amount (in the 12 months beginning October 15, 2009), 103.094% of their principal amount (in the 12 months beginning October 15, 2010) and 100% of their principal amount (beginning October 15, 2011), in each case plus accrued and unpaid interest.

The indentures governing the senior secured floating rate notes and the senior subordinated notes contain covenants that limit or prohibit Pregis’s ability and the ability of its restricted subsidiaries, subject to certain exceptions, to incur additional indebtedness, pay dividends or make other equity distributions, make investments, create liens, incur obligations that restrict the ability of Pregis’s restricted subsidiaries to make dividends or other payments to Pregis, sell assets, engage in transactions with affiliates, create unrestricted subsidiaries, and merge or consolidate with other companies or sell substantially all of Pregis’s assets. The indentures also contain reporting covenants regarding delivery of annual and quarterly financial information. The indenture governing the senior secured floating rate notes limits Pregis’s ability to incur first priority secured debt to an amount which results in its secured debt leverage ratio being equal to 3:1, plus an additional $50 million, and prohibits it from incurring additional second priority secured debt other than by issuing additional senior secured floating rate notes. The indenture governing the senior secured floating rate notes also limits Pregis’s ability to enter into sale and leaseback transactions. The indenture governing the senior subordinated notes prohibits Pregis from incurring debt that is senior to such notes and subordinate to any other debt.

The senior secured floating rate notes and senior subordinated notes are not listed on any national securities exchange in the United States. The 2005 notes are listed, and application will be made for the outstanding notes and exchange notes to be listed, on the Irish Stock Exchange. However, there can be no assurance that the 2005 notes will remain listed. Also, there can be no assurance that the outstanding notes and exchange notes will become listed, and, after such listing, there can be no assurance that the outstanding notes and exchange notes will remain listed.

The exchange notes being offered pursuant to this prospectus, the outstanding notes and the 2005 notes will all be secured by the same collateral and will be treated as a single class for all purposes under the senior secured floating rate notes indenture, including for purposes of amendments, acceleration, redemptions, and offers to purchase. However, the outstanding notes were, and the exchange notes will be treated as, issued with more than de minimis original issue discount for United States federal income tax purposes, whereas the 2005 notes were not issued with original issue discount for such purposes. Therefore, the outstanding notes and the exchange notes will not be fungible with the 2005 notes and will not trade together as a single class with the 2005 notes. The 2005 notes, outstanding notes and exchange notes will trade under separate ISIN and Common Code numbers.

Collateral for the Senior Secured Floating Rate Notes. The senior secured floating rate notes are secured by a second priority lien, subject to permitted liens, on all of the following assets owned by Pregis or the guarantors, to the extent such assets secure Pregis’s senior secured credit facilities on a first priority basis (subject to exceptions):

(1)	substantially all of Pregis’s and each guarantor’s existing and future property and assets, including, without limitation, real estate, receivables, contracts, inventory, cash and cash accounts, equipment, documents, instruments, intellectual property, chattel paper, investment property, supporting obligations and general intangibles, with minor exceptions; and

(2)

all of the capital stock or other securities of Pregis’s and each guarantor’s existing or future direct or indirect domestic subsidiaries and 66% of the capital stock or other securities of Pregis’s and each guarantor’s existing or future direct foreign subsidiaries, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by us, or market value (whichever is greatest) of such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of the senior secured floating rate notes outstanding.

As of December 31, 2008, the capital stock of the following subsidiaries of Pregis constituted collateral for the senior secured floating rate notes outstanding at the time:

	As of December 31, 2008
Name of Subsidiary	Amount of Collateral (Maximum of Book Value and Market Value, Subject to 20% Cap)	Book Value of Capital Stock	Market Value of Capital Stock
Pregis Innovative Packaging Inc.	$27,938,000	$31,200,000	$52,200,000
Hexacomb Corporation	$27,938,000	$32,200,000	$55,700,000
Pregis (Luxembourg) Holding S.àr.l. (66%)	$27,938,000	$20,800,000	$47,300,000
Pregis Management Corporation	$100	$100	$100

As described above, under the collateral agreement, the capital stock pledged to the senior secured floating rate noteholders constitutes collateral only to the extent that the par value or market value or book value (whichever is greatest) of the capital stock does not exceed 20% of the aggregate principal amount of the senior secured floating rate notes. This threshold is €20,000,000, or, at the December 31, 2008 exchange rate of U.S. dollars to euro of 1.3969:1.00, approximately $27.9 million. As of December 31, 2008, the book value and the market value of the shares of capital stock of Pregis Innovative Packaging Inc. were approximately $31.2 million and $52.2 million, respectively; the book value and the market value of the shares of capital stock of Hexacomb Corporation were approximately $32.2 million and $55.7 million, respectively; and the book value and the market value of 66% of the shares of capital stock of Pregis (Luxembourg) Holding S.àr.l. were approximately $20.8 million and $47.3 million, respectively. Therefore, in accordance with the collateral agreement, the collateral pool for the senior secured floating rate notes includes approximately $27.9 million with respect to the shares of capital stock of each of Pregis Innovative Packaging Inc., Hexacomb Corporation, and Pregis (Luxembourg) Holding S.àr.l. Since the book value and market value of the shares of capital stock of our other domestic subsidiary are each less than the $27.9 million threshold, it is not affected by the 20% clause of the collateral agreement. Because the amount of capital stock of any subsidiary pledged as collateral cannot exceed 20% of the principal amount of senior secured floating rate notes outstanding, and as a result of the issuance of the outstanding notes on October 5, 2009 the principal amount of senior secured floating rate notes outstanding increased from €100 million to €225 million, the amount of capital stock pledged as collateral for the benefit of holders of the senior secured floating rate notes effectively more than doubled on October 5, 2009 (because the threshold for determining when capital stock of a subsidiary is excluded from the collateral increased from €20 million to €45 million on that date).

For the year ended December 31, 2008, certain historical equity relating to corporate expenses incurred by Pregis Management Corporation were allocated to each of the three entities, Pregis Innovative Packaging Inc., Hexacomb Corporation, and Pregis (Luxembourg) Holding S.àr.l, in order to better reflect their current book values for presentation herein on a fully-allocated basis.

The market value of the capital stock of the guarantors and subsidiaries constituting collateral for the 2005 notes has been estimated by us on an annual basis, using a market approach. In October 2005, when we first acquired the Company, the purchase price paid for these entities was determined based on a multiple of EBITDA, as was contractually agreed in the stock purchase agreement. Since that time, we have followed a similar methodology, using a multiple of EBITDA, based on that of recent transactions of comparable companies, to determine the enterprise value of these entities. To arrive at an estimate of the market value of the entities’ capital stock, we have subtracted from the enterprise value the existing debt, net of cash on hand, and have also made adjustments for the businesses’ relative portion of corporate expenses. We have determined that this methodology is a reasonable and appropriate means for determining the market value of the capital stock pledged as collateral. We intend to complete these estimates of value of the capital stock of these subsidiaries for so long as necessary to determine our compliance with the collateral arrangement governing the senior secured floating rate notes.

The value of the collateral for the senior secured floating rate notes at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. As of December 31, 2008, the value of the collateral for the senior secured floating rate notes totaled approximately $510.9 million, estimated as the sum of (1) the book value of the total assets of Pregis and each guarantor, excluding intercompany activity (which amount totaled $427.1 million), and (2) the collateral value of the capital stock, as outlined above (which amount totaled $83.8 million). The collateral value has not changed materially as of September 30, 2009. Any proceeds received upon the sale of collateral would be paid first to the lenders under our senior secured credit facilities, who have a first lien security interest in the collateral, before any payment could be made to holders of the exchange notes, the outstanding notes or the 2005 notes. There is no assurance that any collateral value would remain for the holders of the exchange notes, the outstanding notes or the 2005 notes after payment in full to the lenders under our senior secured credit facilities.

We are currently exploring opportunities to enter into sale leaseback transactions relating to certain of our real estate properties, including properties in California, New York and Indiana which have been pledged as collateral for the benefit of the holders of certain of our indebtedness, including the outstanding notes and the exchange notes offered hereby. If we consummate sale leaseback transactions relating to all or any of such properties, the collateral securing the outstanding notes and the exchange notes will be reduced. See “Recent Developments—Sale Leaseback Transactions” and “Risk Factors—Risks Related to the Collateral—There may not be sufficient collateral to pay all or any of the exchange notes.” There can be no assurance that such sale leaseback transactions will be consummated on the terms described herein, or at all.

Covenant Ratios Contained in the Senior Secured Floating Rate Notes and Senior Subordinated Notes. The indentures governing the senior secured floating rate notes and senior subordinated notes contain two material covenants which utilize financial ratios. Non-compliance with these covenants could result in an event of default under the indentures and, under certain circumstances, a requirement to immediately repay all amounts outstanding under the senior secured floating rate notes and could trigger a cross-default under Pregis’s senior secured credit facilities or other indebtedness we may incur in the future. First, Pregis is permitted to incur indebtedness under the indentures if the ratio of Consolidated Cash Flow to Fixed Charges on a pro forma basis (referred to in the indentures as the “Fixed Charge Coverage Ratio”) is greater than 2:1 or, if the ratio is less, only if the indebtedness falls into specified debt baskets, including, for example, a credit agreement debt basket, an existing debt basket, a capital lease and purchase money debt basket, an intercompany debt basket, a permitted guarantee debt basket, a hedging debt basket, a receivables transaction debt basket and a general debt basket. In addition, under the senior secured floating rate notes indenture, Pregis is permitted to incur first priority secured debt only if the indebtedness falls into the credit agreement debt basket or the ratio of Secured Indebtedness to Consolidated Cash Flow on a pro forma basis (referred to in the senior secured floating rate notes indenture as the “Secured Indebtedness Leverage Ratio”) is equal to or less than 3:1, plus an additional $50 million. Second, the restricted payment covenant provides that Pregis may declare certain dividends, or repurchase equity securities, in certain circumstances only if Pregis’s Fixed Charge Coverage Ratio is greater than 2:1.

As used in the calculation of the Fixed Charge Coverage Ratio and the Secured Indebtedness Leverage Ratio, Consolidated Cash Flow, commonly referred to as Adjusted EBITDA, is calculated by adding Consolidated Net Income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, amounts paid pursuant to the management agreement with AEA Investors LP, and the amount of any restructuring charge or reserve (including, without limitation, retention, severance, excess pension costs, contract termination costs and cost to consolidate facilities and relocate employees). In calculating the ratios, Consolidated Cash Flow is further adjusted by giving pro forma effect to acquisitions and dispositions that occurred in the prior four quarters, including certain cost savings and synergies expected to be obtained in the succeeding twelve months. In addition, the term Net Income is adjusted to exclude any gain or loss from the disposition of securities, and the term Consolidated Net Income is adjusted to exclude, among other things, the non-cash impact attributable to the application of the purchase method of accounting in accordance with GAAP, the cumulative effect of a change in accounting principles, and other extraordinary, unusual or nonrecurring gains or losses. While the determination of appropriate adjustments is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants discussed above.

The following table sets forth the Fixed Charge Coverage Ratio, Consolidated Cash Flow (“Adjusted EBITDA”), Secured Indebtedness Leverage Ratio, Fixed Charges and Secured Indebtedness as of and for the twelve months ended September 30, 2009 and 2008:

	Covenant Measure		Ratios
(unaudited) (dollars in thousands)			Calculated at September 30,
			2009		2008
Fixed Charge Coverage Ratio (after giving pro forma effect to acquisitions and/or dispositions occurring in the reporting period)	Minimum of 2.0	x	2.4	x	2.3	x
Secured Indebtedness Leverage Ratio	Maximum of 3.0	x	2.0	x	1.7	x

Consolidated Cash Flow (“Adjusted EBITDA”)	—		$86,443		$107,448
Fixed Charges (after giving pro forma effect to acquisitions and/or dispositions occurring in the reporting period)	—		$36,624		$45,841
Secured Indebtedness	—		$177,473		$179,207

The Fixed Charge Coverage Ratio is primarily affected by increases or decreases in our trailing twelve month Consolidated Cash Flow (Adjusted EBITDA) and increases or decreases in our interest expense (interest expense net of interest income, excluding amortization of deferred financing fees and discount). Interest expense as used in this ratio is primarily affected by changes in interest rates (LIBOR and EURIBOR) and currency translation related to converting euro based interest expense into US dollars. The favorable impact resulting from lower interest rates, for the comparable twelve month periods ending September 30, 2009 and 2008, has been more than offset by the decrease in our trailing twelve month Consolidated Cash Flow over the same period, resulting in narrowing of the cushion between the minimum covenant measure and the actual ratio.

The Secured Indebtedness Leverage Ratio is primarily affected by increases or decreases in the Company’s trailing twelve month Consolidated Cash Flow and increases or decreases in the Company’s secured indebtedness. Secured indebtedness as used in this ratio is affected primarily by currency translation related to converting its euro-denominated debt into US dollars. The unfavorable decrease in trailing twelve month Consolidated Cash Flow has negatively impacted the actual ratio and narrowed the cushion between the minimum covenant measure and the actual ratio.

Adjusted EBITDA is calculated under the indentures governing our senior secured floating rate notes and senior subordinated notes for the twelve months ended September 30, 2009 and 2008 as follows:

(unaudited) (dollars in thousands)	Twelve Months Ended September 30,
	2009	2008
Net loss of Pregis Holding II Corporation	$(37,613)	$(28,092)
Interest expense, net of interest income	39,315	48,300
Income tax (benefit) expense	(3,881)	2,533
Depreciation and amortization	46,992	55,797

EBITDA	44,813	78,538
Other non-cash charges (income):(1)
Unrealized foreign currency transaction losses (gains), net	2,370	7,846
Non-cash stock based compensation expense	1,344	902
Non-cash asset impairment charge	20,101	403
Other non-cash expenses, primarily fixed asset disposals and write-offs	—	427
Net unusual or nonrecurring gains or losses:(2)
Restructuring, severance and related expenses	13,251	12,409
Nonrecurring charges related to acquisitions and dispositions	—	4,512
Other, principally executive management severance and recruiting expenses	2,524	123
Other adjustments:(3)
Amounts paid pursuant to management agreement with Sponsor	2,040	1,834
Pro forma earnings and costs savings(4)	—	454

Adjusted EBITDA (“Consolidated Cash Flow”)	$86,443	$107,448

(1)	Other non-cash charges (income) include (a) net unrealized foreign currency transaction losses and gains, arising principally from the revaluation of our euro-denominated third-party debt and intercompany notes receivable, (b) non-cash compensation expense arising from the grant of Pregis Holding I options, (c) a non-cash goodwill impairment charge of $19.1 million recognized in 2008 and trademark impairment charge of $1.0 million and $0.4 million determined pursuant to the Company’s 2008 and 2007 annual impairment tests, respectively and (d) other non-cash charges that will not result in future cash settlement, such as losses on fixed asset disposals.
(2)	As provided by our indentures, we adjusted for gains or losses deemed to be unusual or nonrecurring, including (a) restructuring, severance and related expenses due to our various cost reduction restructuring initiatives, (b) adjustments for costs and expenses related to acquisition, disposition or equity offering activities, including a $3.1 million adjustment in 2007 for third party due diligence and legal costs related to a potential acquisition that was ultimately not consummated, and (c) other unusual and nonrecurring charges, principally executive management severance and recruiting expenses in the September 30, 2008 period.
(3)	Our indentures also require us to make adjustments for fees, and reasonable out-of-pocket expenses, paid under the management agreement with AEA Investors LP.
(4)	Our indentures also permit adjustments to net income on a pro forma basis for certain cost savings that we expect to achieve with respect to acquisitions or dispositions. Therefore, in the twelve months ended September 30, 2008, we adjusted for approximately $0.5 million relating to pre-acquisition earnings and pro forma cost savings for anticipated synergies relating to the December 2007 acquisition of a European honeycomb manufacturer, Besin. There can be no assurance that we will be able to achieve these comparable earnings or estimated savings in the future.

The following table sets forth the Fixed Charge Coverage Ratio, Consolidated Cash Flow (“Adjusted EBITDA”), Secured Indebtedness Leverage Ratio, Fixed Charges and Secured Indebtedness as of and for the years ended December 31, 2008 and 2007:

(unaudited) (dollars in thousands)	Covenant Measure	Ratios
		Calculated at December 31,
		2008		2007
Fixed Charge Coverage Ratio (after giving pro forma effect to acquisitions and/or dispositions occurring in the reporting period)	Minimum of 2.0x	2.2	x	2.7	x
Secured Indebtedness Leverage Ratio	Maximum of 3.0x	1.8	x	1.6	x

Consolidated Cash Flow (“Adjusted EBITDA”)	—	$98,100		$117,750
Fixed Charges (after giving pro forma effect to acquisitions and/or dispositions occuring in the reporting period)	—	$44,239		$43,195
Secured Indebtedness	—	$177,888		$183,992

Adjusted EBITDA is calculated under the indentures governing our senior secured floating rate notes and senior subordinated notes for the years ended December 31, 2008 and 2007 as follows:

(unaudited) (dollars in thousands)	Year Ended December 31,
	2008	2007
Net loss of Pregis Holding II Corporation	$(47,730)	$(4,779)
Interest expense, net of interest income	48,194	45,405
Income tax expense (benefit)	(1,865)	7,708
Depreciation and amortization	52,344	55,799

EBITDA	50,943	104,133

Other non-cash charges (income):(1)
Unrealized foreign currency transaction losses (gains), net	14,736	(2,692)
Non-cash stock based compensation expense	951	558
Non-cash asset impairment charges	20,354	403
Other non-cash expenses, primarily fixed asset disposals and write-offs	427	—
Net unusual or nonrecurring gains or losses:(2)
Restructuring, severence and related expenses	11,418	4,325
Curtailment gain	(3,736)	—
Nonrecurring charges related to acquisitions and dispositions	—	5,582
Other unusual and nonrecurring gains or losses	1,283	—
Other adjustments:(3)
Amounts paid pursuant to management agreement with Sponsor	1,724	1,894
Pro forma earnings and costs savings(4)	—	3,547

Adjusted EBITDA (“Consolidated Cash Flow”)	$98,100	$117,750

(1)	Other non-cash charges (income) include (a) net unrealized foreign currency transaction losses and gains, (b) non-cash compensation expense resulting from the grant of Pregis Holding I options, (c) a non-cash goodwill impairment charge of $19.1 million recognized in 2008 and trademark impairment charges of $1.3 million and $0.4 million determined pursuant to the Company’s 2008 and 2007 annual impairment tests, respectively, and (d) other non-cash charges that will result in future cash settlement, such as losses on fixed asset disposals.
(2)

As provided by our indentures, we adjusted for gains or losses deemed to be unusual or nonrecurring, including (a) restructuring, severance and related expenses due to our various cost reduction restructuring initiatives, (b) the unusual gain resulting from the curtailment of the Netherlands pension plan,

(c) adjustments for costs and expenses related to acquisition, disposition or equity offering activities, including a $3.1 million adjustment in 2007 for third party due diligence and legal costs related to a potential acquisition that was ultimately not consummated, and (d) other unusual and nonrecurring charges, net of the nonrecurring gain on an insurance settlement.

(3)	Our indentures also require us to make adjustments for fees, and reasonable out-of-pocket expenses, paid under the management agreement with AEA Investors LP.
(4)	Our indentures also permit adjustments to net income on a pro forma basis for certain costs savings that we expect to achieve with respect to acquisitions or dispositions. Therefore, in 2007, we have adjusted for (a) approximately $1.1 million relating to pre-acquisition earnings and pro forma cost savings for anticipated synergies relating to the June 2007 acquisition of a Romanian protective packaging provider, and (b) approximately $2.4 million for pre-acquisition earnings and pro forma cost savings for anticipated synergies relating to the December 2007 acquisition of a European honeycomb manufacturer. There can be no assurance that we will be able to achieve these comparable earnings or estimated savings in the future.

Local lines of credit. From time to time, certain of the foreign businesses utilize various lines of credit in their operations. These lines of credit are generally used as overdraft facilities or for issuance of trade letters of credit and are in effect until cancelled by one or both parties. As of September 30, 2009, we had availability of $7.2 million on these lines, after considering outstanding trade letters of credit and guarantees totaling $5.8 million.

Long-term Liquidity. We believe that cash flow generated from operations and our existing cash will be adequate to meet our obligations and business requirements for the next 12 months. There can be no assurance, however, that our business will generate sufficient cash flow from operations, that existing cash will be sufficient, that anticipated net sales growth and operating improvements will be realized or that future borrowings will be available under Pregis’s senior secured credit facilities in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, and to continue to comply with the covenants contained in our debt instruments, will depend upon our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. Some other risks that could materially adversely affect our ability to meet our debt service obligations and comply with our debt covenants include, but are not limited to, risks related to increases in the cost of resin, our ability to protect our intellectual property, rising interest rates, a decline in the overall U.S. and European economies, weakening in our end markets, the loss of key personnel, our ability to continue to invest in equipment, and a decline in relations with our key distributors and dealers. In addition, any of the other items discussed herein under the caption “Risk Factors” may also significantly impact our liquidity and covenant compliance.

Off Balance Sheet Arrangements

We have no special purpose entities or off balance sheet arrangements, other than operating leases in the ordinary course of business, which are disclosed in Note 11 to the audited consolidated financial statements of Pregis Holding II contained in this prospectus.

Critical Accounting Policies and Estimates

Pregis Holding II’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. The notes to Pregis Holding II’s annual audited consolidated financial statements contain a summary of our significant accounting policies. We believe the following discussion addresses our most critical accounting policies, which are those that require our most subjective or complex judgments that could materially impact our reported results if actual outcomes differed significantly from estimates.

Revenue Recognition. Our principal business is the manufacture and supply of protective and specialty packaging products. We recognize net sales of our products when the risks and rewards of ownership have transferred to the customer, which is generally upon shipment (but in some cases may be upon delivery), based on specific terms of sale. In arriving at net sales, we estimate the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs, such as volume rebates and early payment discounts, and record such estimates as sales are recorded. Our deduction estimates are based on historical experience.

In recent years, we began participating in programs in certain of our European protective packaging and flexible packaging businesses whereby the businesses purchase resin quantities in excess of their internal requirements and resell the surplus to other customers at a nominal profit. These “resin resale programs” enable the businesses to benefit from improved quantity discounts and volume rebates, as well as increased flexibility in their resin purchasing. This activity is presented on a net basis within net sales, in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, on the basis that the third-party resin supplier is responsible for fulfillment of the order to the customer’s specifications, ships the resin directly to the customer, and maintains general inventory risk and risk of physical loss during shipment. We recognize revenue related to resin resale activity upon delivery to the customer.

Pension. Predominantly in our U.K. and Netherlands based businesses, we provide defined benefit pension plan coverage for salaried and hourly employees. We use several statistical and other models which attempt to anticipate future events in calculating the expenses and liabilities related to the plans. These factors include actuarial assumptions about discount rates, long-term return on assets, salary increases, mortality rates, and other factors. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, or longer or shorter life spans of participants. Such differences may result in a significant impact on the recognized pension expense and recorded liability.

Impairment of Long-Lived Assets. The Company reviews long-lived assets held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. We use estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets’ remaining useful lives. If an asset is determined to be impaired, the impairment is measured as the amount by which the carrying value of the asset exceeds its fair value. An impairment charge would have a negative impact on net income.

Income Taxes. Our overall tax position is complex and requires careful analysis by management to estimate the expected realization of income tax assets and liabilities. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the tax return in future years for which we have already recorded the tax benefit in the financial statements. We regularly review our deferred tax assets for recoverability and establish a valuation allowance to reduce such assets to amounts expected to be realized. In determining the required level of valuation allowance, we consider whether it is more likely than not that all or some portion of deferred tax assets will not be realized. This assessment is based on management’s expectations as to whether sufficient taxable income of an appropriate character will be realized within the tax carryback and carryforward periods. Our assessment involves estimates and assumptions about matters that are inherently uncertain, and unanticipated events or circumstances could cause actual results to differ from these estimates. Should we change our estimate of the amount of deferred tax assets that we would be able to realize, an adjustment to the valuation allowance would result in an increase or decrease to the provision for income taxes in the period such a change in estimate was made.

We record liabilities for uncertain tax positions in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). The tax positions we take are based on our interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. We believe that our tax returns properly reflect the tax consequences of our operations, and that our reserves for tax contingencies are appropriate and sufficient for the positions taken. However, these positions are subject to audit and review by the tax authorities, which may result in future taxes, interest and penalties. Because of the uncertainty of the final outcome of these examinations, we have reserved for potential reductions of tax benefits (including related interest) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by FIN 48. The tax reserves are reevaluated throughout the year, taking into account new legislation, regulations, case law and audit results.

Goodwill Impairment. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company assesses the recoverability of goodwill and other indefinite lived intangible assets annually, as of October 1, or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

The Company tests its goodwill at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). A component is considered a reporting unit for purposes of goodwill testing if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. As such, the Company tests for goodwill impairment at the component level within its Specialty Packaging reporting segment, represented by each of the businesses included within this segment. The Company also tests goodwill for impairment at each of the operating segments which have been aggregated to comprise its Protective Packaging reporting segment.

The Company uses a two-step process to test goodwill for impairment. First, the reporting unit’s fair value is compared to its carrying value. Fair value is estimated using the income approach, based on the present value of expected future cash flows. If a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and the second step of the impairment test would be performed. The second step of the goodwill impairment test is used to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge would be recorded for the difference if the carrying value exceeds the implied fair value.

Fair value estimated using this method relies on multiple factors, including projections of operating results, future cash flows, effective tax rates, cost of capital and market assumptions. As a result, this method is subject to inherent uncertainties and is highly dependent upon the Company’s judgment relative to key assumptions. However, the Company believes this method provides a consistent and reasonable approach to estimate the fair value of its reporting units.

The Company performed its last annual test of indefinite lived intangible assets, including goodwill, as of October 1, 2008 and determined that a trade name intangible asset associated with its Protective Packaging segment was impaired, due to near-term reduced sales levels. The Company also recorded a non-cash goodwill impairment charge in the fourth quarter of 2008 in a reporting unit within its Specialty Packaging segment. The goodwill impairment was primarily the result of the anticipated loss of a key customer by the reporting unit. The remaining five reporting units had fair values exceeding their carrying values. The range by which the fair values of these reporting units exceeded their carrying values was 8% to 58% as of October 1, 2008. The corresponding carrying values of goodwill for these reporting units ranged from $45 million to $150 million as of October 1, 2008.

At interim periods, the Company assesses if potential indicators of impairment exist. Among the factors the Company considers as potential indicators of interim impairment are significant adverse changes in legal factors or business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, recent operating losses at the reporting unit level, downward revisions to forecasts, restructuring actions or plans, and industry trends. The Company did not identify any interim indicators of impairment as of September 30, 2009.

Although the Company determined that there were no indicators of impairment as of September 30, 2009, it is possible that the future occurrence of potential indicators of impairment could require an interim assessment for some or all of the Company’s reporting units prior to its next required annual assessment. In such circumstances, the Company may be required to recognize non-cash impairment charges which could be material to the Company’s consolidated financial position and results of operations. Such non-cash impairment charges would not have a material adverse impact on the Company’s ability to comply with its debt covenants, as such charges are specifically excluded from its covenant calculations.

Pregis Holding II’s financial statements are prepared in accordance with generally accepted accounting principles in the United States, which require management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. Any effect of applying the provisions of this Statement shall be reported as a change in accounting principle in accordance with SFAS No. 154, Accounting for Changes and Error Corrections. The Company does not expect implementation of this standard to have a material impact on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect implementation of this standard to have a material impact on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which revised SFAS No. 141, Business Combinations. SFAS No. 141(R) requires an acquiror to measure the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141(R) will also impact the accounting for transaction costs and restructuring costs as well as the initial recognition of contingent assets and liabilities assumed during a business combination. In addition, under SFAS No. 141(R), adjustments to the acquired entity’s deferred tax assets and uncertain tax position balances occuring outside the measurement period are recorded as a component of income tax expense, rather than goodwill. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 141(R) are applied prospectively and will impact all acquisitions consummated subsequent to adoption. The guidance in this standard regarding the treatment of income tax contingencies and the reversal of valuation allowances against deferred tax assets is retrospective to business combinations completed prior to January 1, 2009. The Company will adopt SFAS No. 141(R) for any business combination occurring at or subsequent to January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted SFAS No. 159 on January 1, 2008, the first day of its 2008 fiscal year. The adoption of SFAS No. 159 did not impact the Company’s financial position or results of operations since the Company did not elect the fair value measurement option for any of its financial assets or liabilities.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted SFAS No. 157 on January 1, 2008. FASB Staff Position No. 157-2, Partial Deferral of the Effective Date of Statement 157, deferred the effective date of SFAS No. 157 for all nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. The implementation of SFAS No. 157 for financial assets and liabilities, effective January 1, 2008, did not have a material impact on the Company’s consolidated financial position and results of operations. See Note 10 in the audited consolidated financial statements of Pregis Holding II contained in this prospectus for additional information.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to changes in interest rates, foreign currency exchange rates and commodity prices. To manage these risks, we may enter into various hedging contracts in accordance with established policies and procedures. We do not use hedging instruments for trading purposes.

Interest Rate Risk. We are subject to interest rate market risk in connection with our long-term debt. Our principal interest rate exposure relates to outstanding amounts under our senior secured credit facilities and senior secured floating rate notes. At December 31, 2008, we had $317.6 million of variable rate debt. A one percentage point increase or decrease in the average interest rates would correspondingly change our interest expense by approximately $1.8 million per year. This excludes the impact of the interest rate swap arrangement currently in place to balance the fixed and variable rate debt components of our capital structure. The carrying value of our senior secured credit facilities at December 31, 2008 approximates fair value, since the interest rates vary with market conditions. At December 31, 2008 and 2007, the carrying value of our senior secured floating rate notes was $139.7 million and $146.0 million, respectively, which compares to fair value, based upon quoted market prices, of $109.0 million and $140.0 million for the respective periods.

The fair value of our fixed rate senior subordinated notes is exposed to market risk of interest rate changes. The carrying value of the senior subordinated notes was $148.0 million and $147.8 million at December 31, 2008 and 2007, respectively. The estimated fair value of such notes was $75.0 million and $158.4 million at December 31, 2008 and 2007, based upon quoted market prices.

Raw Material; Commodity Price Risk. We rely upon the supply of certain raw materials and commodities in our production processes. The primary raw materials we use in the manufacture of our products are various plastic resins, primarily polyethylene and polypropylene. Approximately 75% of our 2008 net sales were from products made with plastic resins. We manage the exposures associated with these costs primarily through terms of the sales and by maintaining relationships with multiple vendors. We acquire these materials at market prices, which are negotiated on a continuous basis, and we do not typically buy forward beyond two or three months or enter into guaranteed supply or fixed price contracts with our suppliers. Additionally, we have not entered into hedges with respect to our raw material costs. We seek to mitigate the market risk related to commodity pricing by passing the increases in raw material costs through to our customers in the form of price increases.

Foreign Currency Exchange Rate Risk. Our results of operations are affected by changes in foreign currency exchange rates. Approximately 66% of our 2008 net sales were made in currencies other than the U.S. dollar, principally the euro and the pound sterling. We have a natural hedge in our operations, as we typically produce, buy raw materials, and sell our products in the same currency. We are exposed to translational currency risk, however, in converting our operating results in Europe, the United Kingdom and to a lesser extent Egypt, Poland, the Czech Republic, Hungary, Bulgaria, Romania, Canada, and Mexico at the end of each reporting period. The weakening of the U.S. dollar relative to the euro and the pound sterling in 2008 and 2007 had a favorable impact on our financial results in U.S. dollars, as compared to fiscal 2006 results. Since towards the end of 2008, the U.S. dollar strengthened considerably relative to the euro and the pound sterling which had an unfavorable result on our financial results in U.S. dollars for the fourth quarter of 2008. The translational currency impact of a plus/minus swing of 10% in the U.S. dollar exchange rate on our 2008 operating income would have been approximately $2.0 million.

Our exposure to market risk has not materially changed since December 31, 2008.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The safe harbor protections provided by Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to forward-looking statements made in connection with this offering. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about (1) the terms of the exchange offer; (2) the markets in which we operate, including growth of our various markets and growth in the use of our products; and (3) our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. In addition, the forward-looking statements contained herein regarding market share, market sizes and changes in markets are subject to various estimations, uncertainties and risks.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	risks associated with our substantial indebtedness and debt service, including the requirement that we comply with various negative and financial covenants contained in our loan agreements;

•

increases in prices and availability of resin and other raw materials and our ability to pass these increased costs on to our customers and our ability to raise our prices generally with respect to our products;

•	risks of increasing competition in our existing and future markets, including competition from new products introduced by competitors;

•	our ability to meet future capital requirements;

•

general economic or business conditions, including the recession in the U.S. and the worldwide economic slowdown, as well as recent disruptions to the credit and financial markets in the U.S. and worldwide;

•	risks related to our acquisition or divestiture strategies;

•	our ability to retain management;

•	our ability to protect our intellectual property rights;

•	changes in governmental laws and regulations, including environmental laws and regulations;

•	changes in foreign currency exchange rates; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

BUSINESS

The Company

We are one of the leading international manufacturers, marketers and suppliers of protective packaging products and specialty packaging solutions. Our broad, industry-leading product offerings include protective packaging, flexible barrier packaging, food service packaging and hospital supplies. Our company operates through two reportable segments:

•	Protective Packaging, which manufactures, markets, sells and distributes protective packaging products in North America and Europe; and

•	Specialty Packaging, which focuses on the development, production and marketing of innovative packaging solutions for food, medical, and other specialty packaging applications, primarily in Europe.

Additional quantitative disclosures with respect to our reportable segments and further discussion regarding our 2008 change in reportable segments is presented in Note 18 to the audited financial statements included in this prospectus, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competitive Strengths

We believe we are distinguished by the following competitive strengths:

•

Leading Positions in Fragmented Markets. As one of the leading providers of protective packaging products as well as a leading competitor in our target markets in European specialty packaging solutions, we benefit from our broad product offering, scale, expertise in innovation, long standing customer relationships and diverse end-markets. Our Specialty Packaging businesses focus on non-commodity, specialized niche market segments with deep, collaborative customer relationships, high service expectations and exacting product requirements. Our Protective Packaging business derived approximately 80% of its 2008 sales from markets where we believe we are the largest or second largest supplier (with respect to sheet foam, bubble products, cushioned protective mailers, engineered foam and honeycomb products).

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Broad Product Offering Combined with Customer-Focused Service. We believe we offer one of the broadest product lines in the packaging industry. Many of our customers tend to purchase multiple packaging products from manufacturers and our ability to offer a broad array of products reduces customer cost and simplifies procurement requirements. We also offer highly customized, value-added packaging solutions to attractive markets. Examples of these tailored solutions include customized shapes, customized laminates and other design services. In addition to our broad product line and customized solutions, we provide our customers with levels of quality, lead times, logistics and design services that we believe are among the most competitive in the packaging industry.

•	Advanced, Low-Cost Manufacturing. We benefit from a number of competitive advantages that help us compete effectively in our markets. For example:

•

Our manufacturing capabilities and product performance attributes depend on advanced technological know-how. Our advanced manufacturing capabilities allow us to produce unique and compelling products to meet our customers’ needs. For example, our ability to manufacture co-extruded cushioning packaging, polypropylene and polyethylene sheet foam, extruded plank and paper-based products is a significant advantage relative to our competitors, who generally have more limited product offerings. We also believe we are the sole producer of low density polypropylene sheet foam products and one of only two producers of co-extruded bubble cushioning products.

•	We continue to make significant investments in our manufacturing facilities, enabling us to produce higher-value added products, further broaden our product offering and improve profitability. Since the beginning of 2006, Pregis has invested over $100 million in capital expenditures in order to launch new products, restructure our operations, implement advanced manufacturing techniques and make other process improvements. We believe that our facilities are well-capitalized in comparison to many of our competitors.

•

Many of the products in our industry are lightweight with an estimated cost-effective shipping radius in the industry of approximately 200 to 400 miles. In addition, many of our customers seek broad geographic coverage and timely, often overnight, deliveries. Our expansive manufacturing and distribution network, which included a network of 46 facilities in 18 countries as of December 31, 2008, allows us to provide our customers with the geographic scale and service levels required to meet their needs. For example, we are the only manufacturer of kraft honeycomb products that can offer a national presence throughout the United States and much of Western Europe.

•

Our ability to procure lower cost raw materials due to our scale, coupled with our efficient manufacturing assets, enables us to maintain a cost structure which we believe to be lower than that of many of our competitors, which helps drive revenue growth and improve profitability.

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Significant Diversification. Our business is well balanced with a diversified range of product offerings, geographical markets, end-markets and customers. We believe we offer one of the broadest product lines in the packaging industry. Geographically, we serve markets in North America, Europe and, to a lesser extent, other regions of the world. We also benefit from a diverse set of end-markets served and a diverse customer base, with our largest customer representing less than 2% of sales in 2008. We believe this diversity helps reduce overall business risk, enhances our revenue stability and provides us with opportunities for growth resulting from changing customer needs and market trends.

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Track Record of Customization and Innovation. Our focus on customized solutions is a key factor in our ability to grow by satisfying our customers’ changing needs. Examples of customization include surgical and procedure kits tailored to the needs of a hospital or an individual physician; custom print, decoration and barrier properties in flexible films; custom thermoformed container shapes and closure designs for the foodservice market; and die-cut and application-specific customized products for Protective Packaging’s Hexacomb® product line. The ability to innovate is a key factor in our ability to expand our product lines and meet shifts in market demand. For example, the Protective Packaging segment recently introduced a new family of “green” products to address the growing need for sustainable packaging alternatives. These products include Astro-Bubble® Green, the first air cushioning bubble product made with recycled-content. Also included in our sustainable product portfolio are Astro-Bubble® Renew, Absolute EZ-Seam RenewTM (recycled content floor underlayment), Hefty Express® mailers and JiffyTM Green bubble rolls and mailer products. In addition, we believe our Protective Packaging business is one of only two manufacturers of extruded engineered foam in both North America and Europe and the only producer of polypropylene sheet foam in North America. We believe that our customized and innovative products provide additional value to our customers.

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Experienced Management Team and Strong Equity Sponsorship. Our senior managers have extensive commercial, manufacturing and finance backgrounds. Our management team has demonstrated its ability to improve our competitive position by successfully developing and executing our global business strategy. Our management team has led the implementation of lean and other productivity programs and significant cost savings initiatives, as well as internal and acquisitive expansion efforts, which position us for future growth and margin expansion. We also benefit from our equity sponsor’s relationships, knowledge of the packaging, specialty chemicals and consumer products industries, and significant investment experience in separating and optimizing carve-out divisions of larger organizations.

Business Strategy

We are pursuing a business strategy developed to increase revenue and cash flow. The key components of this strategy are:

•

Capitalize on Our Market Position to Grow Sales. We are continuing to use our broad product offering, expansive geographic coverage, advanced manufacturing technologies and leading service levels to drive our growth. We also plan to continue to pursue initiatives that further broaden our product lines in the packaging industry. Our diversity of end-markets and customers, as well as our knowledge of trends and customer preferences, help us identify new business and product opportunities. Our product development teams continue to seek to enhance and expand the use of existing products as well as work collaboratively with our customers to design new products. We are also continuing to focus our efforts on the development of products that can provide immediate value to our customers and meet their performance requirements and quality expectations.

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Continue Customer-Focused Service. We have successfully differentiated ourselves through a reputation for customer-focused, high quality service. We intend to further enhance our service levels by using our strong relationships with customers and end-users to gain industry and consumer insight into emerging trends and customer preferences. We implement our customer-focused strategy through a regional sales and distribution infrastructure, tailored to fit the needs of our customers and end-markets. The key elements of this strategy require us to develop and maintain long-standing relationships and partnerships with our customers. We have an average relationship of 20 years with our top 10 customers. We intend to continue to use this strategy to capture increased value for our products and services.

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Maintain Technological Know-How and Low-Cost Manufacturing Position. We have made substantial investments to develop advanced packaging manufacturing technologies, and as a result we have a significant portfolio of industry-leading products and technologies. We continue to invest in advanced manufacturing capabilities and low-cost facilities in order to enable us to produce higher value-added products, further broaden our product offering and improve profitability. Beginning in 2008, through restructuring actions and process redesign, we believe we have permanently lowered our cost position and have removed approximately $78 million of fixed costs from our company.

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Continue to Use Our International Platform. We intend to continue to share products, technologies, manufacturing processes and best practices, and research and development resources across our protective packaging operations in North America and Europe. In addition, we are using this international platform to introduce new products and technologies more efficiently, obtain information on distribution channels and end-markets, and re-deploy manufacturing assets and sales personnel as needed to capitalize on emerging trends in the markets we serve.

History

Pregis Holding II is a Delaware corporation formed in 2005. AEA Investors LP and certain of its affiliates (the “Sponsors” or “AEA”), formed Pregis, Pregis Holding I, and Pregis Holding II for the purpose of acquiring all of the outstanding shares of capital stock of the global protective packaging and European specialty packaging businesses of Pactiv Corporation (the “Acquisition”). AEA entered into a stock purchase agreement on June 23, 2005 with respect to the Acquisition, and the Acquisition was consummated on October 13, 2005. The adjusted purchase price for the Acquisition was $559.7 million, after giving effect to direct costs of the Acquisition, pension plan funding of $20.1 million, and post-closing working capital and indebtedness adjustments. The Stock Purchase Agreement also indemnifies the Company for payment of certain liabilities relating to the pre-Acquisition period.

The Acquisition was financed with the proceeds from the offering of Pregis’s Second Priority Senior Secured Floating Rate Notes due 2013 and 12.375% Senior Subordinated Notes due 2013, borrowings under Pregis’s senior secured credit facilities and an equity contribution to Pregis Holding I by AEA.

Products and Services

Our broad, industry-leading product offerings include protective packaging, flexible packaging, rigid packaging, and medical supplies and packaging and serve a diversified range of end-markets. Our products are primarily plastic resin- and plastic film-based but also include products derived from kraft paper and other raw materials. Our protective packaging products are used for cushioning, void-fill, surface protection, containment and blocking and bracing. Our Protective Packaging business also acts as a distributor of protective packaging products in certain European markets, including the United Kingdom and Central Europe. Our specialty packaging products serve niche market segments with customized, value-added packaging solutions. The table below provides an overview of products and end-markets served within our segments.

	Protective Packaging	Specialty Packaging
Products	Protective mailers Air-encapsulated cushion products Inflatable airbag systems Sheet foam Engineered foam Honeycomb Paper packaging systems	Flexible packaging: Bags Pouches Labels Rigid packaging: Thermoformed foodservice containers Custom packaging
Medical supplies and packaging: Operating drapes and gowns Surgical procedure packs Medical packaging

End-Markets Served	General industrial High tech electronics Furniture manufacturing Building products Retail Agriculture	Fresh food Dry food Consumer products Foodservice Hospitals Healthcare

We manufacture protective packaging products in North America and Europe. We currently manufacture our specialty packaging products in Germany, the United Kingdom, Egypt, and Bulgaria.

Protective Packaging Products

Protective Mailers. Protective mailers are a lightweight, economical, pre-constructed means of protecting a wide variety of small items from damage during shipping. Types of protective mailers include cushion-lined, padded, foam-lined, rigid board and all-plastic mailers. Protective Packaging markets its line of protective mailers under the Hefty Express® brand name in North America and JiffyTM brand name in Europe.

Air-Encapsulated Cushion Products. Introduced in the 1960s, cushion products are made from extruded polyethylene or co-extruded polyethylene and nylon film with pockets of air encapsulated between the top and bottom layers of the film. Each cell acts as a mini-shock absorber to protect products during shipping. The primary functions of cushion products are cushion and void fill. Protective Packaging’s range of cushion products is sold primarily under the Astro-Cell® and Astro-SupraBubble® brand names. Based on customer preferences, Protective Packaging can customize its cushion products by laminating them with kraft paper, aluminum foil or other film. Co-extruded multi-layer cushion products retain air over extended periods of time and are generally viewed by customers as higher value-added alternatives to monolayer products. We believe that Protective Packaging is one of only two manufacturers of co-extruded bubble cushioning products.

Inflatable Airbag Systems. Inflatable airbag systems consist of a dispenser which produces inflatable airbags on-demand at the end-user location. This inflated airbag is designed for void-fill and blocking and bracing applications. The competitive advantages of inflatable airbags compared to loose-fill, wadded paper and other substitute packaging materials are price, reduced freight costs, lower weight, lower inventory space and improved protection. Since inflatable airbags are produced on-demand, often at the customer’s on-site location, inventory, freight and warehousing requirements are significantly reduced for the customer.

Sheet Foam. Sheet foams are extruded foamed plastics with thicknesses not exceeding 5 millimeters (approximately 3/16-inches). This product is primarily used as surface and light-cushioning protection in packaging applications, and as thermal and sound insulation in non-packaging applications, such as flooring underlayment and concrete curing blankets. Protective Packaging’s sheet foam is sold primarily under the Astro-FoamTM , Prop-XTM and Microfoam® brand names, while its laminated or custom sheet foams are sold under the Micro-TuffTM and RhinoTM brand names. Protective Packaging differentiates and custom tailors sheet foam by laminating it with aluminum foil, high density polyethylene resin, kraft paper, non-woven materials and other substrates.

Engineered Foam. Engineered foams are extruded foamed plastics with thicknesses greater than 5 millimeters (approximately 3/16-inches). This product provides a variety of functions, including cushioning and blocking and bracing. In packaging applications, engineered foam is fabricated into a wide range of protective packaging shapes, forms and die cuts for designed packages in which a clean, attractive appearance is required. Unlike other protective packaging products, engineered foam is typically sold to fabricators, who convert the material based on precise specifications required by end-users. Engineered foam’s characteristics include high impact strength, elasticity and chemical resistance. These characteristics make the product a preferred substrate in protective packaging applications for electronic and medical equipment, automotive parts and machine tools, as well as in certain non-packaging applications, particularly recreational uses.

Honeycomb. Honeycomb is a protective packaging material made from kraft paper that is sliced into strips and glued together to form a pattern of nested hexagonal cells. Formed honeycomb is similar in appearance to a beehive honeycomb and is custom-designed to meet the needs of each end-user. Specific functional applications of honeycomb include spacing, cushioning and blocking and bracing, as well as structural support for doors and tabletops. Honeycomb demonstrates excellent protective qualities by minimizing the transfer of road-shock to products during shipping and by providing a combination of cushioning, and blocking and bracing functions. Honeycomb offers excellent performance due to its strength-to-weight ratio. As a result, honeycomb tends to be preferred to corrugated packaging given its lower cost and better performance in its targeted application. Select end-users value the product’s environmentally friendly characteristics compared to molded resin-based alternatives. Protective Packaging manufactures honeycomb under the Hexacomb® brand name in both North America and Europe.

Paper Packaging Systems. Our paper systems offer an additional solution to the void-fill portfolio of protective packaging products, using a flexible and eco-friendly packaging material. The systems deliver crumpled, recyclable, renewable and biodegradable kraft paper used for void-fill, cushioning, wrapping and blocking, and bracing applications. This packaging solution broadens and compliments the existing void-fill inflatable solutions portfolio, offering a wider selection of void-fill options to be placed at end-user sites, saving customers inventory, freight and packaging costs.

Specialty Packaging Products

Flexible Packaging Products

Films. Films include film-on-the-reel consisting of high quality mono and co-extruded laminated polyethylene films for the fresh, dry and frozen foods, confectionary, hygiene, medical and consumer goods markets, as well as mono, modified atmospheric packaging base and top web clear and colored films with easy peel or fusion seal.

Bags. Bag products include printed polyethylene bags for the household, personal care, horticultural and medical markets and reclosable bags.

Pouches. Pouch products include laminated stand-up pouches, printed in up to ten colors, for food, hygienic and medical markets.

Labels. Labels include shrink, stretch and wrap-around labels for glass and plastic bottles, printed in up to ten colors.

Rigid Packaging Products

Custom packaging. Custom packaging consists of individually customized packaging for food and foodservice products, including snacks, salads, confectionery, biscuits and prepared meals. A dedicated design and technology facility in Stanley, United Kingdom offers a full range of services covering the product development process from drafting of initial concepts in three dimensions through to the creation of prototype samples and final tool production. Custom solutions include trays for chocolates and biscuit inserts for biscuits and confectionery products.

Foodservice. Foodservice products include standard thermoformed packaging produced internally, which are sold alongside third-party foodservice products purchased for resale. Products offered include containers and bowls, trays, tableware cups and cup carriers.

Medical Supplies and Packaging

Operating drapes. Operating drapes include a complete range of disposable drapes such as back table covers, small drapes, universal patient drapes, customized drape systems and drapes that are specific to particular operations. Products are sold under the Secu-DrapeTM brand as well as under private label brands.

Procedure packs. Procedure packs consist of standard and highly customized drapes and other products (such as tubes, compresses, and scalpels) purchased from third-party suppliers that are used for numerous surgical disciplines.

Medical packaging. Medical packaging includes transparent pouches and tubes and reels with or without indicators suitable for different sterilization processes and sold under the MedipeelTM and FlexopeelTM brands; transparent or colored pouches suitable for vacuum packaging and irradiation and sold under the CleerpeelTM brand; and wrapping materials and other accessories sold under the SteriflexTM brand.

Customers

Protective Packaging

We sell our protective packaging products to over 10,000 customers across North America and Europe, consisting primarily of distributors, fabricators and direct end-users. The majority of our protective packaging sales are to national and regional distributors who sell a variety of packaging and other industrial products to end-user customers. Our sales to fabricators are driven by engineered foam products, which are converted by fabricators into a wide range of protective packaging shapes, forms and die cuts for designed packages with the precise specifications required by end-users. We believe that packaging is critical to our customers’ packaged goods but accounts for only approximately 3% of our customers’ total product costs.

Specialty Packaging

Our specialty packaging products are sold to a wide range of end-user customers, both directly and through distributors, in the various markets the businesses serve, including major international food, consumer products and healthcare companies, regional producers and distributors and retailers, many with whom we have long-standing relationships.

For the year ended December 31, 2008, on a corporate-wide basis our top ten customers accounted for approximately 11% of our net sales, with no single customer accounting for more than 2%.

Sales, Marketing and Distribution

Because of our broad range of products and customers, our sales and marketing efforts are generally specific to a particular product, customer or geographic region. We market in various ways, depending on both the customer and the product. We have differentiated ourselves from our competitors by building a reputation for a customer-focused sales approach, quality service, product and service innovation and product quality. The key elements of this strategy require us to develop and maintain strong relationships with our customers, including direct end-users as well as distributors and fabricators.

Our protective packaging sales and marketing are organized primarily on a regional basis in North America and a country basis in Europe. In North America, several specialty end-markets, such as agriculture, building products, furniture manufacturing and retail, as well as a small number of key accounts, are covered on a national basis. Our honeycomb products are sold by a dedicated sales force due to the specialized nature of the product offering. In Europe, specialists cover several key accounts in the protective mailer, engineered foam, and inflatable airbag systems product segments. Protective Packaging has also established an extensive distribution network and dedicated sales force in Central and Eastern Europe, as there are currently no other significant distribution networks in the region that provide adequate market access. Our Specialty Packaging businesses address the specialized market segments they serve with both a direct sales force and distributors, utilizing the most effective channels to address their customers’ needs. These businesses’ marketing efforts are led by their sales force and customer service staff and also include an international sales network through dedicated agents in various countries, including the United Kingdom, The Netherlands, Poland and Spain.

Research and Development

Our product development efforts are an important part of our commitment to customer-focused service and innovative products and technology. Our research and development personnel work closely with customers to enhance existing products and develop new products, as well as to gain insights into emerging trends and customer preferences. We aim to launch a number of new products and applications each year. Our development efforts are focused on new and existing product development, design and enhancement, manufacturing process optimization and material development, all of which reinforce our strong customer relationships and provide support to our sales and marketing teams. For the years ended December 31, 2008, 2007 and 2006, we spent $5.8 million, $5.9 million and $7.0 million, respectively, on our research and development efforts.

Suppliers and Raw Materials

Polyethylene, polypropylene, and other plastic resins constitute the primary raw materials used to make our products. We also purchase various other materials, including plastic film, nylon, kraft paper, corrugated products and inks. These materials are generally available from a number of suppliers. Our businesses purchase raw materials in coordination with one another, and we sometimes buy and sell additional quantities of resin, in order to take advantage of volume discounts. In line with industry practice, we have historically attempted to mitigate a portion of the impact of plastic resin price fluctuations by passing through changes in resin prices to customers through a combination of product selling price adjustments, contractual cost pass through mechanisms and/or commercial discussion and negotiation with customers. We cannot give any assurance as to whether we will be able to recover from customers all or any portion of these changes in resin prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors—Risks Related to Our Business—Our financial performance is dependent on the cost of plastic resin, the continued availability of resin, and energy costs.”

Backlog

We did not have a significant manufacturing backlog at December 31, 2008 or 2007. We do not have material long-term contracts with our customers, and the significant majority of our sales orders are filled within a month of receipt. While our backlog is not significantly impacted by any seasonal factors, it is subject to fluctuation given the size and timing of outstanding orders at any point in time. Therefore, our backlog level is not necessarily indicative of the level of future sales.

Competition

The markets in which we operate are highly competitive on the basis of service, product quality and performance, product innovation and price. There are other companies producing competing products that are substantially larger, are well established and have greater financial resources than we have.

Our protective packaging products compete with similar products made by other manufacturers and with a number of other packaging products that provide protection against damage to customers’ products during shipment and storage. Through our Protective Packaging segment, we are one of the few suppliers with a broad offering of protective packaging products and a presence in both North America and Europe. The majority of competing producers focus on a specific geography or a narrow product range. For example, our ability to manufacture co-extruded cushioning packaging, polypropylene and polyethylene sheet foam, extruded plank and paper-based products is a significant competitive advantage. Additionally, we are the sole producer of low density polypropylene sheet foam products and the only manufacturer of kraft honeycomb products with a national presence in North America. With a strategic footprint of 22 manufacturing facilities in North America and 15 in Europe as of December 31, 2008, the Protective Packaging segment benefits significantly from an estimated cost-effective shipping radius in the industry of approximately 200 to 400 miles. Our primary competitor in protective packaging is Sealed Air, while we also selectively compete with companies such as Poly Air, FP International and Storopack in North America and Fagerdala, Sansetsu and BFI in Europe.

Our Specialty Packaging segment has strong positions in its particular areas of focus. For example, our flexible barrier packaging products have strong positions in detergent packaging, fresh food laminates and secondary medical packaging films in Germany. Additionally, we believe we are the second largest producer of disposable operating drapes in Germany and the third largest in Europe (by volume), while we are also a leading supplier of rigid packaging products to the foodservice market in the United Kingdom. The businesses comprising the Specialty Packaging segment compete with a number of national and regional suppliers in each of their key products and end markets, and there are additional competitive pressures in some markets due to increasing consolidation among our customers.

Properties

Our international corporate headquarters is located in Deerfield, Illinois in a leased facility. We position our manufacturing locations and warehouses in order to optimize access to our customers and distributors. Our Protective Packaging segment operates 22 manufacturing facilities in North America (United States, Canada and Mexico) and 15 in Europe. We have broad reach within Europe, through key facilities located in Belgium, Germany, the Netherlands, Italy, England, Poland and the Czech Republic. We own approximately half of our Protective Packaging facilities, while the rest are leased. Our Specialty Packaging segment produces flexible packaging products at two manufacturing facilities in Germany and one in Egypt, each of which are owned, while its rigid packaging products are produced in three leased facilities within the United Kingdom (one each in England, Scotland and Wales). Its medical supply products are manufactured at owned facilities in Germany and Bulgaria. We also lease other warehouse and administrative space at other locations. We believe the plants, warehouses, and other properties owned or leased by us are well maintained and in good operating condition.

Employees

As of December 31, 2008, we had approximately 4,200 total employees worldwide. Our Protective Packaging segment employed approximately 2,550 employees, the majority of which are non-union. There are six collective bargaining agreements in the United States, covering less than 200 employees. Our Specialty Packaging segment employed approximately 1,650 people, substantially all of whom are unionized or otherwise covered by company works councils. In the last three years, we have had no material work stoppages or strikes. We believe our employee relations are good.

Intellectual Property

We have selectively pursued protection afforded by patents and trademarks whenever deemed critical. Our businesses also rely upon unregistered trademarks and copyrights, proprietary know-how and trade secrets. We do not believe, however, that any individual item of our intellectual property portfolio is material to our current business.

The major trademarks of the Protective Packaging businesses are registered in the geographies where they operate. Selected trademarks include Astro-FoamTM, Astro-Cell®, Astro-Bubble®, Air Kraft®, Furniture GUARD®, Hexacomb®, JiffyTM, Microfoam®, NopaplankTM, PolylamTM and Polyplank®.

The major trademarks of the Specialty Packaging businesses are registered in the markets where they operate. Major trademarks include PropyflexTM, Secu-DrapeTM, CleerpeelTM, SteriflexTM, Mediwell SuperTM, Mediwell Super PlusTM, MedipeelTM, FlexopeelTM and Secu-TrayTM.

We also manufacture, distribute and sell shipping mailers, including protective bags comprised of paper or plastic and air cellular cushion material, under the Hefty Express® brand name, pursuant to a trademark license agreement with Pactiv Corporation. The license is an exclusive, royalty-free license that terminates in October 2015. Pactiv has agreed that, following the expiration of the license, Pactiv will not use, or permit others to use, the Hefty Express® mark in connection with the manufacture, marketing, distribution and sale of shipping mailers. In turn, we entered into a license agreement to grant Pactiv a perpetual, royalty-free license that allows Pactiv to continue to use certain patents that are owned by us in the manufacture and sale of certain products, including the manufacture of tamper-evident packaging containers in the United States.

Seasonality

Primarily due to the impact of our customer buying patterns and production activity, our sales tend to be stronger in the second half of the year and weaker in the first half. In addition, our cash flow from operations tends to be weaker in the first half of the year and stronger in the second half due to seasonal working capital needs.

Environmental Matters

We are subject to extensive federal, state, municipal, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge of pollutants into the air and water and those regulating the treatment, storage, disposal and remediation of, and exposure to, solid and hazardous wastes and hazardous materials. Certain environmental laws and regulations impose joint and several liability on past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up sites at which contaminants were disposed or released without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. In addition, under certain of these laws and regulations, a party that disposes of contaminants at a third party disposal site may also become a responsible party required to share in the costs of the investigation or cleanup of the site.

Our estimated expenditures for environmental compliance are incorporated into our annual operating budgets and we do not expect the cost of compliance with current environmental laws and regulations and liabilities associated with claims or known environmental conditions to be material to us. However, future events, such as new or more stringent environmental laws and regulations, any related damage claims, the discovery of previously unknown environmental conditions requiring response action, or more vigorous enforcement or new interpretations of existing environmental laws and regulations may require us to incur additional costs that could be material.

Legal Proceedings

We are party to various lawsuits, legal proceedings and administrative actions arising out of the normal course of our business. While it is not possible to predict the outcome of any of these lawsuits, proceedings and actions, management, based on its assessment of the facts and circumstances now known, does not believe that any of these lawsuits, proceedings and actions, individually or in the aggregate, will have a material adverse effect on our financial position or that it is reasonably possible that a loss exceeding amount already recognized may be material. However, actual outcomes may be different than expected and could have a material effect on our results of operations or cash flows in a particular period.

MANAGEMENT

The following table provides information about the current directors of Pregis Holding II and the executive officers of Pregis Holding II and Pregis Corporation.

Name	Age	Position with our Company
Michael T. McDonnell	51	President, Chief Executive Officer and Director
D. Keith LaVanway	44	Vice President and Chief Financial Officer
Thomas E. O’Neill	57	Vice President, Human Resources
Kevin J. Baudhuin	46	President, Protective Packaging North America
Peter H. Rijneveldshoek	57	President, Protective Packaging Europe
Jeff Kellar	53	President, Hexacomb
John L. Garcia	53	Chairman of the Board
Glenn Fischer	58	Director
Brian R. Hoesterey	41	Director
James W. Leng	63	Director
James D. Morris	55	Director
John P. O’Leary, Jr.	62	Director
Thomas J. Pryma	35	Director
James E. Rogers	63	Director

Michael T. McDonnell became our President and Chief Executive Officer and a director of our company and our parent companies on October 6, 2006. Prior to that, Mr. McDonnell served as Group Vice President of the Environment Technologies Group of Engelhard Corporation, a surface and materials science company that was acquired by BASF Aktiengesellschaft in June 2006. Mr. McDonnell joined Engelhard in 2002 as Vice President, Enterprise Technologies. Previously, from 1998 to 2002, Mr. McDonnell was with Cytec Industries, a specialty chemicals and materials company, as Vice President, Coating and Performance Chemicals and Vice President, Specialty Resins.

D. Keith LaVanway became our Vice President and Chief Financial Officer on September 19, 2007. Prior to joining Pregis, Mr. LaVanway held the position of Chief Financial Officer at Associated Materials Incorporated (“AMI”), an Ohio-based building materials company, since 2001. Prior to AMI, Mr. LaVanway served as Vice President, Finance at various operating divisions of Nortek, Inc. and also held financial management roles at Abbott Laboratories and Ernst & Young.

Thomas E. O’Neill became our Vice President, Human Resources, effective August 15, 2007. Prior to joining Pregis, Mr. O’Neill worked with The BOC Group plc for over 25 years, most recently serving as Global Human Resource Director, Industrial Products from 2000 to 2007 and previous to that as Vice President Human Resources from 1995 to 2000, and Vice President Distribution, for BOC Gases Americas.

Kevin J. Baudhuin became Pregis’s President, Protective Packaging North America, effective December 10, 2007. Prior to joining Pregis, Mr. Baudhuin worked with The BOC Group plc for over 20 years, most recently serving as President, Industrial & Special Projects, North America from March 2004 to February 2007 and previous to that as Global Market Director, Special Products from February 2002 to March 2004 and other positions of general management, sales and marketing.

Peter H. Rijneveldshoek became Pregis’s President, Protective Packaging Europe effective August 1, 2009. Mr. Rijneveldshoek joined the Company from Ashland Inc., where he worked for over 30 years. At Ashland, Mr. Rijneveldshoek held positions of increasing responsibility in sales, marketing and general management, most recently serving as President, Ashland Performance Materials. Prior to this role, he served as President, Ashland—Europe.

Jeff Kellar became Pregis’s President, Hexacomb, effective January 5, 2009. Prior to joining Pregis, Mr. Kellar was President of the flexible packaging division of Alcoa / Reynolds Packaging Group from 2006 to 2008. Previous to this, Mr. Kellar held senior strategy and business development roles with Tetra Pak Inc. for 12 years, and worked for 18 years in the brewing industry at Molson Breweries and Miller Brewing Company.

John L. Garcia became the Chairman of the board of directors of Pregis Holding II on May 18, 2005. Mr. Garcia has been Chief Executive Officer of AEA Investors LP since 2006 and President of AEA Investors LP and its predecessor since 2002 and was a Managing Director of AEA Investors Inc. from 1999 through 2002. From 1994 to 1999, Mr. Garcia was a Managing Director with Credit Suisse First Boston LLC, formerly known as Credit Suisse First Boston Corporation, where he served as Global Head of the Chemicals Investment Banking Group and Head of the European Acquisition and Leveraged Finance and Financial Sponsor Groups. Before joining Credit Suisse First Boston, Mr. Garcia worked at Wertheim Schroder in New York as an investment banker and at ARCO Chemicals in research, strategic planning and commercial development. Mr. Garcia is currently a director of AEA Investors LP and Convenience Food Systems B.V.

Glenn Fischer became a director of Pregis Holding II in October 2005 upon consummation of the Acquisition and served as our Interim Chief Executive Officer from December 1, 2005 to February 28, 2006. Mr. Fischer is an operating partner with AEA Investors LP, which he joined in 2005. From 2000 to 2005 he was President and Chief Operating Officer of Airgas, Inc., the largest U.S. distributor of industrial, medical and specialty gases, welding, safety and related products. Mr. Fischer joined Airgas after spending 19 years with The BOC Group in a wide range of positions leading to his appointment in 1997 as President of BOC Gases, North America. In addition to his responsibility for all North American operations, Mr. Fischer served on The BOC Group Executive Management Board. Prior to joining BOC in 1981, Mr. Fischer served at W.R. Grace in a variety of finance, planning and management roles. He is currently a director of Henry Corporation, Behavioral Interventions, and SRS Roofing Supply Corporation.

Brian R. Hoesterey became a director of Pregis Holding II on May 18, 2005. Mr. Hoesterey is a partner with AEA Investors LP, which he joined in 1999. Prior to joining AEA, he was with BT Capital Partners, the private equity investment vehicle of Bankers Trust. Mr. Hoesterey has also previously worked for McKinsey & Co. and the investment banking division of Morgan Stanley. He is currently a director of Henry Corporation, CPG International Inc., Unifrax Corporation, Houghton International, and SRS Roofing Supply Corporation.

James W. Leng became a director of Pregis Holding II in October 2005 upon consummation of the Acquisition. Mr. Leng currently serves as on the boards of TNK-BP Limited, Tata Steel Limited (India), Alstom SA (France), and Doncasters Group Limited. Mr. Leng’s past appointments include Corus Group plc, Pilkington plc, Hanson plc, Laporte plc, and Low & Bonar plc.

James D. Morris became a director of Pregis Holding II in October 2005 upon consummation of the Acquisition and served as our Chief Executive Officer from October 12, 2005 to December 31, 2005. Mr. Morris served as Senior Vice President and General Manager, Protective and Flexible Packaging for Pactiv from January 2000 until becoming our Chief Executive Officer. Prior to 2000, and since he joined Pactiv in 1995, Mr. Morris was Vice President, Manufacturing and Engineering of Pactiv’s Consumer and North American Foodservice divisions. In 1993, he became Vice President of Operations for Plastics Packaging at Mobil Corporation and served in that role until that business was acquired by Tenneco in 1995. He began his career as an engineer at Mobil Corporation in 1975.

John P. O’Leary, Jr. became a director of Pregis Holding II in October 2005 upon consummation of the Acquisition. Mr. O’Leary has served as President and Chairman of Kenson Plastics Inc., a specialty plastic converting company, since November 2008. Mr. O’Leary served as Senior Vice President, SCA North America, a packaging supplier, from 2002 through 2004. From 2001 through 2004, he was President and Chief Executive Officer of Tuscarora Incorporated, a wholly-owned subsidiary of SCA Packaging International B.V. and a division of SCA North America. Tuscarora is a producer and manufacturer of custom design protective packaging. Prior to SCA’s acquisition of Tuscarora, Mr. O’Leary was Tuscarora’s CEO, President, from 1989 to 2001, and its Chairman of the Board from 1992 through 2001. Mr. O’Leary currently serves on the Board of Directors of Matthews International Corp.

Thomas J. Pryma became a director of Pregis Holding II on May 18, 2005. Mr. Pryma is a partner with AEA Investors LP, which he joined in 1999. Prior to joining AEA, Mr. Pryma worked in the Financial Sponsors and Corporate Banking Groups in the investment banking division of Merrill Lynch. He is currently a director of Unifrax Corporation, Houghton International, and Behavioral Interventions.

James E. Rogers became a director of Pregis Holding II in October 2005 upon consummation of the Acquisition. Since 1993, Mr. Rogers has served as president of SCI Investors Inc., a private equity investment firm. From 1993 to 1996, Mr. Rogers served as Chairman of Custom Papers Group, Inc., a paper manufacturing company. From 1991 to 1993, he was President and Chief Executive Officer of Specialty Coatings International, Inc., a manufacturer of specialty paper and film products. Prior to 1991, Mr. Rogers was Senior Vice President, Group Executive of James River Corporation, a paper and packaging manufacturer. Mr. Rogers also serves as a director of Caraustar Industries, Inc., Owens & Minor, Inc., and New Market Corporation.

Audit Committee

The board of directors of Pregis Holding II has formed an audit committee. The members of the audit committee are Thomas J. Pryma, Brian R. Hoesterey, and Glenn Fischer. The board of directors has determined that Messrs. Pryma and Hoesterey are audit committee financial experts, based on their education and professional experience. Neither Mr. Pryma nor Mr. Hoesterey is an independent director as such term is defined by the rules of the New York Stock Exchange and The Nasdaq Stock Market.

Code of Ethics

Pregis Corporation has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the code of ethics has been posted on our website at www.pregis.com. In the event that we amend or waive provisions of this code of ethics with respect to such officers, we intend to also disclose the same on our website.

Executive Compensation

Compensation Discussion and Analysis

General Philosophy. Our primary objectives with respect to executive compensation are to attract and retain the best possible executive talent, to tie annual and long-term cash compensation and stock option awards to achievement of measurable corporate, business unit and individual performance objectives, and to align executives’ incentives with shareholder value creation. To achieve these objectives, we expect to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to our financial performance and the value of our common stock. Overall, the total compensation opportunity is intended to create an executive compensation program that is set at competitive levels to comparable employers. Hiring and compensation decisions for our executives were approved by the compensation committee of Pregis Holding II. The compensation committee also considered compensation programs at AEA’s other portfolio companies.

Our senior management compensation programs consist of three primary components:

1. Annual cash compensation. The annual cash compensation component is comprised of base salary and cash bonuses and is intended to motivate annual performance.

Base salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are reviewed annually, and may be adjusted from time to time to realign salaries with market levels after taking into account inflation and individual responsibilities, performance and experience.

Similar to 2007, in 2008 certain senior executives were awarded performance-based stock options in lieu of salary increases for the years 2008 through 2010. By transitioning from fixed salary increases to variable rewards, our executives are incentivized to continue to drive company performance, with upside earnings potential if their performance targets are achieved.

As we developed compensation programs for new executives hired in 2008, we gave consideration to the competitive marketplace (although we do not engage in formal benchmarking against a specific list of peer companies) and the compensation for these executives relative to that of their individual compensation histories and other members of our senior management.

Annual cash bonus. Depending on our performance, a significant portion of cash compensation can be in the form of an annual cash incentive bonus based on the achievement of objective performance metrics established soon after the beginning of the year. For 2008, the performance goals for all of our senior executives, including the chief executive officer and chief financial officer, were achievement of target levels of EBITDA and of working capital as a percentage of sales. EBITDA under the annual cash incentive bonus plan is calculated as gross margin (defined as net sales, less cost of sales, excluding depreciation and amortization) less selling, general and administrative expenses. Extraordinary and non-recurring items may be added back or deducted at the discretion of the compensation committee. Working capital as used in the target performance metric is defined as trade receivables, plus inventories, less trade payables. The working capital metric uses a thirteen-month average working capital, divided by net sales for the respective fiscal year.

Under the annual cash incentive bonus plan, the compensation committee approves a target award level and performance objectives for each executive officer. The target award level for each executive officer is generally stated as a percentage of base annual salary. The following table outlines the 2008 target bonus opportunity for our named executive officers:

Name	2008 Salary	Target Bonus Award	2008 Cash Incentive Target
Michael T. McDonnell	$500,000	100%	$500,000
D. Keith LaVanway	360,000	60%	216,000
Fernando De Miguel	367,500	40%	147,000
Hartmut Scherf	330,750	44.5%	147,000	(1)
Kevin J. Baudhuin	325,000	40%	130,000
C. William McBee	275,000	40%	110,000

(1)	Mr. Scherf’s annual cash bonus target is 100,000 euro (reflected herein based on an average 2008 exchange rate of euro to U.S. dollars of 1:1.47).

Each annual performance goal is assigned a percentage of the target award, so that attainment of the target amount of all performance objectives would entitle the executive to receive an award equal to his target level. For the chief executive officer and chief financial officer, these performance objectives were weighted 80% on the EBITDA performance of our company as a whole, and 20% based on the company’s working capital as a percentage of consolidated net sales. For our senior divisional managers, these targets were weighted 60% based on the EBITDA performance of their division, 15% based on their division’s working capital as a percentage of net sales, 20% based on the EBITDA performance of the company as a whole, and 5% based on the company’s working capital as a percentage of consolidated net sales.

Midway through 2008, because of external factors such as the global economic slowdown and escalating raw material and energy costs which significantly impacted the company’s first half results, the compensation committee approved a special one-time bonus amendment for 2008 to link achievements in the second half of the year with opportunity for a bonus reward. Since the company undertook major pricing actions and cost reduction initiatives in response to these external challenges, the Board wanted to incentivize management on their success in executing on these initiatives. The amendment allowed for an additional calculation to be made using the second half actual performance compared to the second half target performance for both company and division performance, based on the original calendarization of the target performance. After completing both the standard full year calculation and separate second half calculation, the executive would receive the higher of the two calculations. The second half calculation would allow for achievement of one-half of the individual target bonus award.

Our executives’ target cash incentive bonus awards for 2008 were based on achievement of the following 2008 financial targets:

	Company Performance			Division Performance
Name	Full Year Target EBITDA	2nd Half Target EBITDA	Target working capital as a Percentage of net sales	Full Year Target EBITDA	2nd Half Target EBITDA	Target working capital as a Percentage of net sales
Michael T. McDonnell	$131,700	73,700	15.1%
D. Keith LaVanway	131,700	73,700	15.1%
Fernando De Miguel	131,700	73,700	15.1%	$39,815	$20,801	14.3%
Hartmut Scherf	131,700	73,700	15.1%	33,323	20,108	14.5%
Kevin J. Baudhuin	131,700	73,700	15.1%	39,248	22,845	13.1%
C. William McBee	131,700	73,700	15.1%	21,410	11,142	8.0%

For the year ended December 31, 2008, only Mr. Baudhuin achieved his target bonus award, on the basis of the second-half year performance of his division. The target levels of performance are intended to be achievable when established. Our executives and divisional managers work closely with the compensation committee and board of directors to determine performance targets. In order to enhance our annual performance, the annual bonus opportunity increases as the performance targets are exceeded. For example, if actual performance is less than 85% of budget, no bonus is payable. If actual performance equals budget, 100% of the target bonus is payable, and if actual performance exceeds budget, the bonus is increased by two percent for every one percent increase in performance over budget. Within each target threshold, the bonus amount is interpolated based on the actual target level achieved.

2. Pregis stock option plan. Participation in our 2005 Stock Option Plan has been offered to executives to align their interests with the long-term growth objectives of our shareholders. Under the standard option agreement, participants vest in their option awards equally over a five-year period, so the maximum value from the options cannot be achieved until five years of service has been provided, other than in the event of a change in control of our company as described below. The exercise price of options has typically been set at or above the fair market value of the underlying shares as of the date of grant. Accordingly, management is rewarded only after appreciation in the value of our common stock.

As mentioned previously, in 2007 certain senior executives were awarded performance-based options in lieu of salary increases. Per the terms of the performance-based option agreements, the executives would vest in the option grants in three equal installments at the beginning of 2008, 2009 and 2010, if defined EBITDA performance objectives are met for each or any of the years 2007, 2008, and 2009, respectively. For the year ended December 31, 2007, only Mr. Scherf met his 2007 EBITDA performance objective. In 2008 certain other senior executives were awarded performance-based options in lieu of salary increases. Per the terms of the performance-based option agreements, the executives will vest in the option grants in three equal installments at the beginning of 2009, 2010 and 2011, if defined performance objectives are met for each or any of the years 2008, 2009, and 2010, respectively. The 2008 performance objective set forth in the performance-based option grant awards corresponds to the full-year EBITDA target as established for each executive’s annual cash incentive bonus. For the chief executive officer and chief financial officer, the performance objective is the full-year EBITDA performance target established for the company as a whole. For divisional managers, the performance objective is the full-year EBITDA target established for their respective divisions. For the year ended December 31, 2008, none of the named executive officers met their 2008 full-year EBITDA performance objective. However, because of external factors such as the global economic slowdown and escalating raw material and energy costs which significantly impacted the company’s 2008 results, the compensation committee approved a one-time change to approve vesting of one-half of the 2008 performance-based options, with the second half of the 2008 performance-based options being combined with the performance-based options eligible for vesting based on 2009 EBITDA performance objectives. EBITDA performance objectives for subsequent years are established upon approval of the Company’s annual operating plan for the respective year.

3. Pregis share purchase plan. Similar to the Stock Option Plan, the Employee Stock Purchase Plan is intended to serve as a long-term incentive to drive growth. Shares of our common stock were offered for purchase for a limited period of time subsequent to the Acquisition to a broad group of our employees in an effort to encourage employee performance, and therefore our performance, through share ownership. The shares were offered for purchase at $10,000 per share, the fair market value per share paid at the time of the Acquisition, so that employee participants would be given the opportunity to participate on equal terms with non-employee shareholders in the growth of our company. We continue to offer new executives joining the company the opportunity to purchase shares at the then-current fair market value. See “Benefit Plans—Employee Stock Purchase Plan” for the terms of this plan.

Our senior executives are parties to employment agreements. These agreements were individually negotiated and will continue in their current forms until such time as the compensation committee determines in its discretion that revisions are advisable. In addition, consistent with our pay-for-performance compensation philosophy, we intend to continue to maintain modest executive benefits and perquisites for officers; however, the compensation committee in its discretion may revise, amend or add to an officer’s executive benefits and perquisites if it deems it advisable. We believe these benefits and perquisites are currently competitive with levels established by comparable companies. We have no current plans to make changes to either the employment agreements or levels of benefits and perquisites provided. See “Employment Agreements” for terms of the employment agreements. We provide standard employee health and reimbursement benefits to our senior management which we believe is industry competitive and necessary to attract and retain key individuals. Our domestic executive officers participate in a company-sponsored 401(k) plan. The company-sponsored 401(k) plan currently matches 100% of employee contributions up to the first 1% of eligible compensation and 50% of employee contributions up to the next 5% of eligible compensation. Additionally, the company may make a discretionary profit sharing contribution of up to 4% of the executive officer’s eligible compensation, depending on our performance. Our foreign division executives participate in private pension plans to which our company makes an annual contribution, as was individually negotiated with the respective executives.

Compensation Committee Report

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Registration Statement.

THE COMPENSATION COMMITTEE

Thomas J. Pryma, Chairman

John L. Garcia

Brian R. Hoesterey

John P. O’Leary, Jr.

SUMMARY COMPENSATION TABLE

The table below summarizes compensation information for each individual who served as our chief executive officer or our chief financial officer during 2008, our next three most highly compensated executive officers serving as of December 31, 2008, and any executive officer that would have been included as one of the three most highly compensated except for the fact that he was not serving as an executive officer as of December 31, 2008.

Name and Principal Position	Year	Salary	Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation		Total
Michael T. McDonnell President and Chief Executive Officer	2008	$500,000	—		$189,197	—	$11,952	(5)	$701,149
	2007	$500,000	—		$191,114	$491,640	$4,782		$1,187,536
	2006	$116,667	$450,000	(3)	$44,880	—	$162,125		$773,672

D. Keith LaVanway	2008	$360,000	—		$276,571	—	$71,335	(6)	$707,906
Vice President and Chief Financial Officer	2007	$105,000	$250,000	(4)	$77,832	—	$69,180		$502,012

Fernando De Miguel(7)	2008	$367,500	—		$119,808	—	$46,993	(8)	$534,301
President, Protective Packaging, Europe	2007	$199,791	—		$69,724	$67,644	$27,930		$365,089

Hartmut Scherf(7) General Manager, Flexibles	2008	$330,750	—		$40,228	—	$64,235	(9)	$435,213
	2007	$306,503	—		$48,022	$163,327	$56,865		$574,717
	2006	$281,894	—		$40,118	$142,551	$52,299		$516,862

Kevin J. Baudhuin	2008	$325,000	—		$173,028	$24,980	$270,080	(10)	$793,088
President, Protective Packaging North America

C. William McBee	2008	$275,000			$30,576	—	$23,952	(11)	$329,528
President, Hexacomb	2007	$275,000	—		$30,492	$94,707	$31,694		$431,893

(1)	Represents the amount of compensation cost recognized for the fiscal years presented over the requisite service period with respect to awards granted in years 2006 through 2008, as computed in accordance with SFAS No. 123R. For 2005 option awards that were outstanding at the time our company adopted SFAS No. 123R, compensation cost has been estimated as if our company utilized the modified prospective transition method. A discussion of the assumptions underlying the valuation is provided in Note 17 to the audited financial statements included within this prospectus. Expense relating to performance-based options awards granted in 2007 is reflected only for Mr. Scherf, as it was considered probable that his 2007 performance objectives would be achieved. No expense is reflected for performance-based option awards granted in 2008, as the relevant performance objectives were not achieved.
(2)	Represents amounts paid pursuant to non-equity incentive plans for the fiscal years presented. See “Grants of Plan-Based Awards in Fiscal Year 2008.”
(3)	Amount includes (i) a one-time signing bonus of $150,000 and (ii) a bonus of $300,000 representing Mr. McDonnell’s incentive bonus for 2006, which per the terms of his employment agreement would be a minimum of $275,000.
(4)	Amount includes (i) a one-time signing bonus of $100,000 and (ii) a bonus of $150,000 which represents the minimum incentive bonus to be paid to Mr. LaVanway for 2007, pursuant to the terms his employment agreement.
(5)	Amount represents 2008 matching and profit sharing contributions under the Company’s 401(k) plan.
(6)	Amount includes (i) reimbursement of relocation expenses and related tax gross-up of $64,485, and (ii) 2008 matching contributions under the Company’s 401(k) plan of $6,850.

(7)	All 2008 compensation amounts have been determined based on an average 2008 exchange rate of euro to U.S. Dollars of 1:1.47. All 2007 compensation amounts have been determined based on an average 2007 exchange rate of euro to U.S. Dollars of 1:1.37. Any 2006 compensation amounts have been determined based on an average 2006 exchange rate of euro to U.S. dollars exchange rate of 1:1.26.
(8)	Amount includes (i) company contributions to group defined contribution plan of $25,015 and (ii) use of company car at a cost of $21,978.
(9)	Amount includes (i) 2008 company contribution of $32,536 to a nonqualified defined contribution plan for the benefit of Mr. Scherf, (ii) supplemental life and occupational disability insurance premiums of $4,214, and (iii) use of company car at a cost of $27,485.
(10)	Amount includes (i) reimbursement of relocation expenses and related tax gross-up of $262,978, and (ii) 2008 matching contributions under the Company’s 401(k) plan of $7,102.
(11)	Amount includes (i) 2008 matching and profit sharing contributions under the Company’s 401(k) plan of $11,952 and (iii) a perquisite allowance of $12,000. See “Separation Agreements” section for details regarding additional payments to be made to Mr. McBee pursuant to the terms of his retirement.

The following table provides information about plan-based awards made to the named executive officers during fiscal 2008.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2008

Name	Grant Date(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards(4)			All Other Option Awards: Number of Securities Underlying Options(5)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Options Awards(6)
		Threshold(2)	Target	Maximum		Threshold	Target	Maximum
Michael T. McDonnell	—	$37,700	$500,000	$750,000	(3)	—	—	—	—	$—	$—
D. Keith LaVanway	—	$16,286	$216,000	$324,000	(3)	—	—	—	—	—	—
D. Keith LaVanway	3/4/2008	—	—	—		2.963	8.890	8.890	—	20,000	43,494
Fernando De Miguel(7)	—	$11,084	$147,000	$220,500	(3)	—	—	—	—	—	—
Hartmut Scherf(7)	—	$11,084	$147,000	$220,500	(3)	—	—	—	—	—	—
Kevin J. Baudhuin	—	$9,802	$130,000	$195,000	(3)	—	—	—	—	—	—
C. William McBee	—	$8,294	$110,000	$165,000	(3)	—	—	—	—	—	—

(1)	These are the grant dates for the equity based awards. Annual bonus awards were made throughout 2008.
(2)	Represents amount of payout if threshold is attained with respect to both EBITDA and ratio of working capital to sales.
(3)	If actual performance is less than 85% of budget, no bonus is payable. If actual performance equals budget, 100% of target bonus is payable and if actual performance exceeds budget, the bonus is increased by two percent for every one percent increase in performance over budget. The amounts set forth in this column are the amounts payable upon achievement of 125% of budget.
(4)	These options were granted pursuant to the Pregis Holding I Corporation 2005 Stock Option Plan, with performance-based vesting requirements. See “Benefit Plans—2005 Stock Option Plan.” One-third of these option grants will vest at the beginning of 2009, 2010 and 2011 if performance criteria (described in our Compensation Discussion and Analysis above) are met for any of the years 2008, 2009 and 2010, respectively. If performance criteria are not met for one year, the options for that year will be cancelled, but the options for the subsequent years may still vest, if performance criteria are met for either or both of those years. If performance criteria are not met for any year, no options will vest. The threshold includes the amount of options to vest if performance objectives are achieved for the 2008 year. Target and maximum amounts are based on performance being met for each of the three respective years. As discussed in the Compensation Discussion and Analysis, the Company’s compensation committee modified the portion of these option awards relating to 2008 performance, to approve vesting of one-half of the 2008 performance-based options, with the second half of the 2008 performance-based options being combined with the performance-based options eligible for vesting based on 2009 performance objectives. The exercise price per share of these options was greater than or equal to the per share fair market value of the common stock of Pregis Holding I on the date of the initial grant in 2008.
(5)	During 2008, there were no options granted to the named executive officers pursuant to the Pregis Holding I Corporation 2005 Stock Option Plan with time vesting requirements.

(6)	These amounts represent the grant date fair value, computed in accordance with SFAS No. 123R, of options granted to the named executive officers in 2008. The grant date fair value was determined using a Black-Scholes valuation model in accordance with FAS 123R. A discussion of the assumptions underlying the valuation is provided in Note 17 to the audited financial statements included within this prospectus. The fair value for performance-based options is calculated for all of the performance-based options granted in 2008 based on assumptions relevant at the date of initial grant.
(7)	All amounts for Messrs. Scherf and De Miguel have been determined based on an average 2008 exchange rate of euro to U.S. Dollars of 1:1.47.

Employment Agreements

The compensation paid to our executive officers derives substantially from their individually negotiated employment agreements.

Michael T. McDonnell

On October 2, 2006, Michael T. McDonnell, our President and Chief Executive Officer, entered into an employment agreement, providing for a three-year term at an annual base salary of $500,000. Commencing with the fiscal year beginning January 1, 2007, Mr. McDonnell is eligible to receive an annual incentive bonus upon achievement of performance goals, consistent with the terms of the annual cash bonus plan described previously. Mr. McDonnell’s target annual bonus is 100% of his base salary. He participates in our standard benefit programs, including health, dental, life insurance and vision programs. Mr. McDonnell is entitled to severance benefits in connection with certain terminations of his employment (see “Potential Payments Upon Termination or Change in Control”). Pursuant to his employment agreement, Mr. McDonnell was granted an option to purchase 382.36 shares of Pregis Holding I common stock at a purchase price of $13,000 per share. The stock option grant was made pursuant to our 2005 Stock Option Plan and vests equally over five years, subject to accelerated vesting upon a change in control of our company. Under the terms of his employment agreement, Mr. McDonnell also purchased 30 shares of the common stock of Pregis Holding I Corporation, pursuant to the terms of the Employee Stock Purchase Plan. Mr. McDonnell is also a party to a noncompetition agreement that restricts him for one year following his termination of employment from rendering any services to a competitor or soliciting our customers or employees.

D. Keith LaVanway

On August 15, 2007, D. Keith LaVanway, our Chief Financial Officer, entered into an employment agreement providing for a three-year term at an annual base salary of $360,000, with employment to commence no later than September 4, 2007. Commencing with the fiscal year beginning January 1, 2008, Mr. LaVanway is eligible to receive an annual incentive bonus upon achievement of performance goals, consistent with the terms of the annual cash bonus plan described previously. Mr. LaVanway’s target annual bonus is 60% of his base salary. In addition, Mr. LaVanway was eligible to receive a temporary housing allowance of $5,000 per month and reimbursement of reasonable related costs until he relocated to the Chicago, Illinois area. He participates in our standard benefit programs, including health, dental, life insurance and vision programs. Mr. LaVanway is entitled to severance benefits in connection with certain terminations of his employment (see “Potential Payments Upon Termination or Change in Control”). Pursuant to his employment agreement, Mr. LaVanway was granted an option to purchase 200.00 shares of Pregis Holding I common stock at a purchase price of $20,000 per share. The stock option grant was made pursuant to our 2005 Stock Option Plan and vests equally over five years, subject to accelerated vesting upon a change in control of our company. Under the terms of his employment agreement, Mr. LaVanway also purchased 25 shares of the common stock of Pregis Holding I Corporation, pursuant to the terms of the Employee Stock Purchase Plan. Mr. LaVanway is also a party to a noncompetition agreement that restricts him for one year following his termination of employment from rendering any services to a competitor or soliciting our customers or employees.

Fernando De Miguel

Fernando De Miguel, President, Protective Packaging Europe, entered into an employment agreement, effective June 1, 2007, providing for an annual salary of EUR250,000. Mr. De Miguel is eligible to receive an annual incentive bonus upon achievement of performance goals, consistent with the terms of the annual cash bonus plan described previously. Mr. De Miguel’s target annual bonus is 40% of his base salary. Mr. De Miguel is provided with the use of an automobile and is eligible for group insurance benefits. Mr. De Miguel’s agreement requires twelve months notice (or a payment of €250,000 in lieu thereof) prior to a termination and he is subject to a noncompetition covenant for a period of twelve months following termination of his employment. Pursuant to his employment agreement, Mr. De Miguel was granted an option to purchase 132.16 shares of Pregis Holding I common stock at a purchase price of $13,000 per share. The stock option grant was made pursuant to our 2005 Stock Option Plan and vests equally over five years, subject to accelerated vesting upon a change in control of our company.

On August 1, 2009, Mr. De Miguel separated from employment with the Company. Pursuant to a separation agreement and release dated September 30, 2009, Mr. De Miguel is eligible to receive aggregate cash payments approximately equal to €250,000, which is in accordance with his employment agreement. Our obligation to provide this benefit is subject to Mr. De Miguel’s continued compliance with his obligations under the noncompetition agreement, dated May 15, 2007, between Mr. De Miguel and Pregis I, as modified by his separation agreement.

Hartmut Scherf

Hartmut Scherf, General Manager, Flexibles, entered into an employment agreement providing for an annual salary of €225,000. Mr. Scherf is eligible to receive an annual incentive bonus upon achievement of performance goals, consistent with the terms of the annual cash bonus plan described previously. Mr. Scherf’s target annual bonus is €100,000. Mr. Scherf is provided with the use of an automobile and an accident insurance policy. Mr. Scherf’s agreement requires six months notice (or our payment of six months of base salary in lieu thereof) prior to a termination and he is subject to a noncompetition covenant for a period of twelve months following termination of his employment. In 2008, Mr. Scherf deferred compensation pursuant to a noncontributory nonqualified defined contribution benefit plan (see “Nonqualified Deferred Compensation”). Pursuant to his employment agreement, Mr. Scherf was granted an option to purchase 82.77 shares of Pregis Holding I common stock at a purchase price of $13,000 per share. The stock option grant was made pursuant to our 2005 Stock Option Plan and vests equally over five years, subject to accelerated vesting upon a change in control of our company.

Kevin J. Baudhuin

On December 11, 2007, Kevin J. Baudhuin, President, Protective Packaging North America, entered into an employment agreement providing for a three-year term, under which his current annual base salary is $325,000. Mr. Baudhuin is also eligible to receive an annual incentive bonus upon achievement of performance goals, consistent with the terms of the annual cash bonus plan described previously. Mr. Baudhuin’s target annual bonus is 40% of his base salary. Mr. Baudhuin is entitled to severance benefits in connection with certain terminations of his employment (see “Potential Payments Upon Termination or Change in Control”). In addition, Mr. Baudhuin was eligible to receive a temporary housing allowance of $5,000 per month for six months and reimbursement of reasonable related costs until he relocated to the Chicago, Illinois area. He participates in our company’s benefit programs, including health, dental, life insurance and vision programs. Pursuant to his employment agreement, Mr. Baudhuin was granted an option to purchase 132.16 shares of Pregis Holding I common stock at a purchase price of $20,000 per share. The stock option grant was made pursuant to our 2005 Stock Option Plan, and vests equally over five years, subject to accelerated vesting upon a change in control of our company. Mr. Baudhuin is also a party to a noncompetition agreement that restricts him for one year following his termination of employment from rendering any services to a competitor or soliciting our customers or employees.

Separation Agreements

C. William McBee, our former President, Hexacomb, separated from Pregis effective January 1, 2009. According to the terms of his employment agreement, Mr. McBee will receive (i) an amount equal to his base salary of $275,000, payable over a twelve-month period following his date of separation and (ii) continued medical benefits for the twelve month period immediately following his separation at an estimated cost of $7,261. In consideration of his separation benefits, Mr. McBee executed a standard release in favor of our company and continues to be subject to a noncompetition agreement which restricts him for one year following his termination of employment from rendering any services to a competitor or soliciting our customers or employees.

On August 1, 2009, Mr. De Miguel separated from employment with the Company. Pursuant to a separation agreement and release dated September 30, 2009, Mr. De Miguel is eligible to receive aggregate cash payments approximately equal to €250,000, which is in accordance with his employment agreement. Our obligation to provide this benefit is subject to Mr. De Miguel’s continued compliance with his obligations under the noncompetition agreement, dated May 15, 2007, between Mr. De Miguel and Pregis I, as modified by his separation agreement.

Benefit Plans

2005 Stock Option Plan

On December 20, 2005, Pregis Holding I ratified the Pregis Holding I Corporation 2005 Stock Option Plan to provide for the grant of nonqualified and incentive stock options to key employees, consultants and directors of Pregis Holding I and its subsidiaries (including Pregis) and affiliates. The maximum number of shares of Pregis Holding I common stock underlying the options that are available for award under the stock option plan is 2,091.62. If any options terminate or expire unexercised, the shares subject to such unexercised options will again be available for grant.

The stock option plan is administered by a committee of the board of directors of Pregis Holding I. Generally, the committee interprets and implements the stock option plan, grants options, exercises all powers, authority and discretion of the board under the stock option plan, and determines the terms and conditions of option grants, including vesting provisions, exercise price and termination date of options.

Each option is evidenced by an agreement between an optionee and Pregis Holding I containing such terms as the committee determines. Unless determined otherwise by the committee, 20% of the shares subject to the option vest on each of the first five anniversaries of the grant date subject to continued employment. In 2007, the committee modified the vesting terms for certain option grants to require vesting equally over three years, dependent upon achieving certain performance-based targets. The committee may accelerate the vesting of options at any time. Unless determined otherwise by the committee, the option price will not be less than the fair market value of the underlying shares on the grant date. Generally, unless otherwise set forth in an agreement or as determined by the committee, vested options will terminate forty-five days after termination of employment (180 days in the event of termination by reason of death or disability).

In the event of a transaction that constitutes a change in control of Pregis Holding I as described in the stock option plan, unless otherwise set forth in an agreement or as determined by the committee, each outstanding option will vest immediately prior to the occurrence of the transaction, and Pregis Holding I will have the right to cancel any options which have not been exercised as of the date of the transaction, subject to payment of the fair market value of the common stock underlying the option less the aggregate exercise price of the option.

The stock option plan provides that the aggregate number of shares subject to the stock option plan and any option, the purchase price to be paid upon exercise of an option, and the amount to be received in connection with the exercise of any option may be appropriately adjusted to reflect any stock splits, reverse stock splits or dividends paid in the form of Pregis Holding I common stock, and equitably adjusted as determined by the committee for any other increase or decrease in the number of issued shares of Pregis Holding I common stock resulting from the subdivision or combination of shares or other capital adjustments, or the payment of any other stock dividend or other extraordinary dividend, or any other increase or decrease in the number of shares of Pregis Holding I common stock.

The Pregis Holding I board of directors may amend, alter, or terminate the stock option plan. Any board action may not adversely alter outstanding options without the consent of the optionee. The stock option plan will terminate ten years from its effective date, but all outstanding options will remain effective until satisfied or terminated under the terms of the stock option plan.

Employee Stock Purchase Plan

On December 20, 2005, Pregis Holding I adopted the Pregis Holding I Corporation Employee Stock Purchase Plan to provide key employees of Pregis Holding I and its subsidiaries (including Pregis) an opportunity to purchase shares of Pregis Holding I common stock. The purchase price per share of stock sold under the plan when it was initiated was $10,000, which is the price per share that AEA Investors LP and its affiliates paid when they purchased Pregis Holding I. We have continued to offer new executives joining the company the opportunity to purchase shares at the then-current fair market value. Employees who desire to participate in the plan are required to purchase at least 0.25 shares.

Shares of stock sold under the plan are evidenced by a subscription agreement between a subscriber and Pregis Holding I which contains terms and conditions regarding the ownership of shares sold under the plan. The subscription agreement contains standard transfer restrictions. In addition, if a subscriber’s employment with our company is terminated, Pregis Holding I generally has the opportunity to purchase all of the subscriber’s shares purchased under the plan at the then-current fair market value of the shares, or at cost in certain circumstances.

The following table sets forth information concerning outstanding awards of options to purchase shares of common stock of Pregis Holding I which have been granted to the named executive officers as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price	Option Expiration Date
Michael T. McDonnell	152.944		229.416	(4)			$13,000	10/2/2016
Michael T. McDonnell					8.645	(2)	13,000	2/27/2017
D. Keith LaVanway	40.00		160.00	(5)			20,000	8/15/2017
D. Keith LaVanway					8.89	(3)	20,000	3/4/2018
Fernando De Miguel	26.432		105.728	(6)			13,000	6/1/2017
Fernando De Miguel					5.619	(2)	13,000	6/1/2017
Hartmut Scherf	49.662		33.108	(7)			13,000	10/12/2015
Hartmut Scherf	2.528				5.056	(2)	13,000	2/27/2017
Kevin J. Baudhuin	26.432		105.728	(8)			20,000	12/12/2017
C. William McBee	37.746	(9)					13,000	10/12/2015

(1)	Unvested stock options vest fully upon a change in control of our company.
(2)	Represents the outstanding unearned portion of performance-based options granted in 2007, which may vest one-half at the beginning of 2009 or 2010, if the performance objectives established for 2008 and/or 2009, respectively, are achieved. As discussed in the Compensation Discussion and Analysis, the Company’s compensation committee modified the portion of these option awards relating to 2008 performance, to approve vesting of one-half of the 2008 performance-based options, with the second half of the 2008 performance-based options being combined with the performance-based options eligible for vesting based on 2009 performance objectives.
(3)	Represents the number of performance-based options granted in 2008, which may vest one-third at the beginning of 2009, 2010 and/or 2011, if the performance objectives established for 2008, 2009, and/or 2010, respectively, are achieved. As discussed in the Compensation Discussion and Analysis, the Company’s compensation committee modified the portion of these option awards relating to 2008 performance, to approve vesting of one-half of the 2008 performance-based options, with the second half of the 2008 performance-based options being combined with the performance-based options eligible for vesting based on 2009 performance objectives.
(4)	Vest in equal installments on each of the next three anniversaries of October 6, 2008.
(5)	Vest in equal installments on each of the next four anniversaries of September 19, 2008.
(6)	Vest in equal installments on each of the next four anniversaries of June 1, 2008.
(7)	Vest in equal installments on each of the next three anniversaries of October 12, 2008.
(8)	Vest in equal installments on each of the next four anniversaries of December 12, 2008.
(9)	Amount represents the vested portion of Mr. McBee’s option awards at the time of his separation from the Company. According to the terms of his separation agreement, Mr. McBee has until such time that the Company undergoes a change of control transaction to exercise these grants.

Option Exercises

As of December 31, 2008, none of our named executive officers had exercised options to acquire our stock.

Pension Benefits

None of our named executive officers participate in Company-sponsored defined benefit plans or post-retirement benefit plans.

Nonqualified Deferred Compensation

Mr. Scherf participates in a noncontributory, nonqualified defined contribution plan exclusively for his benefit. The company makes a fixed annual contribution of 25,000 euros to fund the plan as well as pays supplemental life insurance and occupational disability insurance premiums. Annual contributions are to be made until Mr. Scherf reaches normal retirement age of 65 or his employment with our company ceases, whichever occurs sooner, at which time he has the option to receive a lump-sum distribution or monthly payments.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Hartmut Scherf(1)		$32,536	(2)	$137,751	(3)	$—	$170,286

(1)	Calculated based on an average 2008 exchange rate of euro to U.S. dollars of 1:1.47.
(2)	Amount is included within all other compensation in the Summary Compensation Table.
(3)	Amount includes foreign currency translation gain of $8,776.

Potential Payments Upon Termination or Change in Control

The following sets forth potential payments to our named executive officers upon termination of employment or upon a change in control under their employment agreements and our other compensation programs. All payments assume a termination and change in control date of December 31, 2008 and an estimated value per share of approximately $17,500 as of December 31, 2008. The estimated value per share is based on an estimated enterprise value of the Company determined using an EBITDA multiple of approximately 6.50 times, which approximates a current comparable market multiple of EBITDA.

Michael T. McDonnell

Pursuant to his employment agreement, if Mr. McDonnell were terminated without “cause” (as defined in the employment agreement), if he were to terminate his employment for “good reason” (as defined in the employment agreement), or if the term of his employment were not renewed, Mr. McDonnell would be entitled to (A) a cash payment of $500,000, payable over twelve months, (B) an incentive bonus for the year of termination, which at target performance would equal $500,000, (C) all accrued but unpaid amounts payable under his employment agreement and any other employee benefit plan and (D) the continuation of medical benefits until the earlier of one year following termination at a cost of $7,261 and the date Mr. McDonnell becomes eligible for medical benefits from a subsequent employer. Pursuant to his employment agreement, if Mr. McDonnell were terminated as a result of his death or disability (as defined in the employment agreement), Mr. McDonnell, his estate or legal representative, as the case may be, would be entitled to all amounts accrued to the date of termination and payable to Mr. McDonnell per the terms of the employment agreement and under any other bonus, incentive or other plan, at the same time such payments would be made if he had terminated without “cause” or for “good reason.” Our obligation to provide the termination payment, the incentive bonus and the continued medical benefits is conditioned upon Mr. McDonnell’s continued compliance with his obligations under a noncompetition agreement and the execution by Mr. McDonnell of a release of claims. The provisions of the noncompetition agreement pertaining to noncompetition and nonsolicitation apply for one year following Mr. McDonnell’s termination of employment. Assuming that a change in control took place on December 31, 2008 and vesting of all of Mr. McDonnell’s outstanding unvested option grants accelerated, the excess of the estimated value of the company shares over the exercise price of the options would be approximately $1,071,000.

D. Keith LaVanway

Pursuant to his employment agreement, if Mr. LaVanway were terminated without “cause” (as defined in the employment agreement), or if the term of his employment were not renewed, Mr. LaVanway would be entitled to (A) a cash payment of $360,000, payable over twelve months, (B) an incentive bonus for the year of termination, which at target performance would equal $216,000, (C) all accrued but unpaid amounts payable under his employment agreement and any other employee benefit plan and (D) the continuation of medical benefits until the earlier of one year following termination at a cost of $7,261 and the date Mr. LaVanway becomes eligible for medical benefits from a subsequent employer. Pursuant to his employment agreement, if Mr. LaVanway were terminated as a result of his death or disability (as defined in the employment agreement), Mr. LaVanway, his estate or legal representative, as the case may be, would be entitled to all amounts accrued to the date of termination and payable to Mr. LaVanway per the terms of the employment agreement and under any other bonus, incentive or other plan. Our obligation to provide the termination payment, the incentive bonus and the continued medical benefits is conditioned upon Mr. LaVanway’s continued compliance with his obligations under a noncompetition agreement and the execution by Mr. LaVanway of a release of claims. The provisions of the noncompetition agreement pertaining to noncompetition and nonsolicitation apply for one year following Mr. LaVanway’s termination of employment. In addition, Mr. LaVanway holds options to acquire our common stock that vest upon a change in control as defined in the 2005 Stock Option Plan. Assuming that a change in control took place on December 31, 2008, these options would not be in the money.

Fernando De Miguel

If Mr. De Miguel is terminated by us without twelve months prior written notice, he will receive a lump-sum payment equal to twelve-months of his base salary, equal to $367,500. Assuming that a change in control took place on December 31, 2008 and vesting of all of Mr. De Miguel’s outstanding unvested option grants accelerated, the excess of the estimated value of the company shares over the exercise price of the options would be approximately $501,000.

On August 1, 2009, Mr. De Miguel separated from employment with the Company. Pursuant to a separation agreement and release dated September 30, 2009, Mr. De Miguel is eligible to receive aggregate cash payments approximately equal to €250,000, which is in accordance with his employment agreement. Our obligation to provide this benefit is subject to Mr. De Miguel’s continued compliance with his obligations under the noncompetition agreement, dated May 15, 2007, between Mr. De Miguel and Pregis I, as modified by his separation agreement.

Hartmut Scherf

If Mr. Scherf is terminated by us without six months prior written notice, he will receive a lump-sum payment equal to six months of his base salary, equal to $165,375. Assuming that a change in control took place on December 31, 2008 and vesting of all of Mr. Scherf’s outstanding unvested option grants accelerated, the excess of the estimated value of the company shares over the exercise price of the options would be approximately $172,000.

Kevin J. Baudhuin

Pursuant to his employment agreement, if Mr. Baudhuin were terminated without “cause” (as defined in the employment agreement), he would be entitled to (A) a cash payment of $325,000, payable over twelve months, (B) an incentive bonus for the year of termination, which at target performance would equal $130,000 and (C) all accrued but unpaid amounts payable under his employment agreement and any other employee benefit plan. Pursuant to his employment agreement, if Mr. Baudhuin were terminated as a result of his death or disability (as defined in the employment agreement), Mr. Baudhuin, his estate or legal representative, as the case may be, would be entitled to all amounts accrued to the date of termination and payable to Mr. Baudhuin per the terms of the employment agreement and under any other bonus, incentive or other plan. Our obligation to provide the termination payment and the incentive bonus is conditioned upon Mr. Baudhuin’s continued compliance with his obligations under a noncompetition agreement and the execution by Mr. Baudhuin of a release of claims. The provisions of the noncompetition agreement pertaining to noncompetition and nonsolicitation apply for one year following Mr. Baudhuin’s termination of employment. In addition, Mr. Baudhuin holds options to acquire our common stock that vest upon a change in control as defined in the 2005 Stock Option Plan. Assuming that a change in control took place on December 31, 2008, these options would not be in the money.

C. William McBee

C. William McBee, our former President, Hexacomb, separated from Pregis effective January 1, 2009. According to the terms of his employment agreement, Mr. McBee will receive (i) an amount equal to his base salary of $275,000, payable over a twelve-month period following his date of separation and (ii) continued medical benefits for the twelve month period immediately following his separation at an estimated cost of $7,261. In consideration of his separation benefits, Mr. McBee executed a standard release in favor of our company and continues to be subject to a noncompetition agreement which restricts him for one year following his termination of employment from rendering any services to a competitor or soliciting our customers or employees.

Director Compensation

DIRECTOR COMPENSATION FOR 2008

Name	Fees Earned or Paid in Cash	Option Awards(1)		Non-Equity Incentive Plan Compensation	Change in Pension Value	All Other Compensation	Total
James W. Leng	—	$20,112	(3)	—	—	—	$20,112
James D. Morris	—	20,112	(3)	—	—	—	20,112
John P. O’Leary, Jr.	—	20,112	(3)	—	—	—	20,112
James E. Rogers	—	20,112	(3)	—	—	—	20,112
Glenn Fischer, Brian R. Hoesterey, Thomas J. Pryma	—	—		—	—	—	—
Michael T. McDonnell(2)	—	—		—	—	—	—

(1)	During 2005, each of Messrs. Leng, Morris, O’Leary, Jr. and Rogers were granted an option to acquire 41.380 shares of Pregis Holding I common stock at an exercise price of $13,000 per share vesting in equal installments over five years. The grant date fair value for each grant totaled $100,283, computed in accordance with SFAS No. 123R. The amount shown represents the amount of compensation cost that would be recognized for fiscal 2008 as computed in accordance with SFAS No. 123R utilizing the modified prospective transition method. A discussion of the assumptions underlying the valuation is provided in Note 17 to the audited financial statements included within this prospectus.
(2)	Mr. McDonnell received no compensation for serving as a director. See the “Summary Compensation Table” for amounts paid to him as compensation for serving as President and Chief Executive Officer.

None of our directors currently receive any cash compensation for their services on the board of directors or any committee of the board of directors. The Company currently reimburses them for all out-of-pocket expenses incurred in the performance of their duties as directors.

Compensation Committee Interlocks and Insider Participation

The board of directors of Pregis Holding II has formed a compensation committee. The members of the committee are Messrs. Pryma, Garcia, Hoesterey, and O’Leary. During fiscal 2008 none of the members of the compensation committee was an officer or employee of Pregis Holding II or any of its subsidiaries. Messrs. Pryma, Garcia and Hoesterey are partners of AEA Investors LP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our issued and outstanding common stock is held by Pregis Holding II Corporation. The following table sets forth information, as of December 31, 2008, with respect to the beneficial ownership of Pregis Holding I Corporation, the direct parent of Pregis Holding II Corporation, by (a) any person or group who will beneficially own more than five percent of the outstanding common stock of Pregis Holding I, (b) each of the directors of Pregis and Pregis Holding II Corporation and the named executive officers of Pregis and Pregis Holding II Corporation and (c) all of the directors of Pregis and Pregis Holding II Corporation and the executive officers of Pregis and Pregis Holding II Corporation as a group.

Name of Beneficial Owner:	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Outstanding Common Stock
AEA(2)	14,900	98.0%
Michael T. McDonnell(3)	30	*
D. Keith LaVanway(4)	25	*
Fernando De Miguel(5)	30	*
Kevin J. Baudhuin(6)	30	*
Hartmut Scherf(7)	5	*
C. William McBee(8)	20	—
John L. Garcia(9)	—	—
Glenn Fischer(9)	—	—
Brian R. Hoesterey(9)	—	—
James W. Leng(10)	—	—
John P. O’Leary, Jr.(10)	—	—
James D. Morris(10)	15	*
Thomas J. Pryma(9)	—	—
James E. Rogers(10)	—	—
All directors and executive officers as a group (17 persons)(11)	175	1.2%

*	Represents ownership of less than one percent.
(1)	As used in this table, each person or entity with the power to vote or direct the disposition of shares of common stock is deemed to be a beneficial owner.
(2)	Consists of shares of common stock held by investment vehicles managed by AEA Investors LP and AEA Management (Cayman) Ltd. The address for AEA Investors LP is 55 East 52nd Street, New York, New York 10055. The address for AEA Management (Cayman) Ltd. is c/o Walkers SPV Limited, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands.
(3)	Does not include approximately 391 shares of common stock subject to options which have been granted, of which 153 are exercisable.
(4)	Does not include approximately 209 shares of common stock subject to options which have been granted, of which 40 are exercisable.
(5)	Does not include approximately 138 shares of common stock subject to options which have been granted, of which 26 are exercisable.
(6)	Does not include approximately 132 shares of common stock subject to options which have been granted, of which 26 are exercisable.
(7)	Does not include approximately 90 shares of common stock subject to options which have been granted, of which 52 are exercisable.
(8)	Does not include approximately 38 shares of common stock subject to options which have been granted, all of which are exercisable.
(9)

Messrs. Garcia, Fischer, Hoesterey and Pryma serve on the board of directors of Pregis Holding II as representatives of AEA Investors LP. Mr. Garcia is President of AEA Investors LP, Messrs. Hoesterey and Pryma are partners of AEA Investors LP and Mr. Fischer is an operating partner of AEA Investors LP.

Messrs. Garcia, Fischer, Hoesterey and Pryma disclaim beneficial ownership of common stock owned by investment vehicles managed by AEA Investors LP and AEA Management (Cayman) Ltd., except to the extent of their respective pecuniary interests therein.

(10)	Does not include approximately 41 shares of common stock subject to options which have been granted, of which 25 are exercisable.
(11)	Does not include approximately 1,357 shares of common stock subject to options which have been granted, of which 447 are exercisable. Also excludes shares held by investment vehicles managed by AEA Investors LP and AEA Management (Cayman) Ltd. Messrs. Garcia, Fischer, Hoesterey and Pryma serve on the board of directors of Pregis Holding II as representatives of AEA Investors LP. Mr. Garcia is President of AEA Investors LP, Messrs. Hoesterey and Pryma are partners of AEA Investors LP and Mr. Fischer is an operating partner of AEA Investors LP. Messrs. Garcia, Fischer, Hoesterey and Pryma disclaim beneficial ownership of common stock owned by investment vehicles managed by AEA Investors LP and AEA Management (Cayman) Ltd., except to the extent of their respective pecuniary interests therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies for Review and Approval of Related Party Transactions

We have adopted a formal written policy regarding the review and approval of related party transactions. In accordance with this policy, our audit committee must review all such transactions, and may approve related party transactions if the audit committee determines that they are on terms, including levels of service and quality, that are at least as favorable to our company as could be obtained from unaffiliated parties.

AEA

We are party to a management agreement with AEA Investors LP relating to the provision of advisory and consulting services. Under the management agreement, we pay AEA Investors LP an annual fee of $1.5 million, plus reasonable out-of-pocket expenses. We also agreed to indemnify AEA Investors LP and its affiliates for liabilities arising from their actions under the management agreement. For the years ended December 31, 2008, 2007 and 2006, we paid fees, and related expenses, to AEA of $1.7 million, $1.9 million and $1.8 million, respectively, pursuant to this agreement. We believe that the management agreement and the services above mentioned are or were on terms at least as favorable to us as we would expect to negotiate with unrelated third parties.

Other Related Party Transactions

We had sales to affiliates of AEA Investors LP totaling $0.4 million, $3.5 million and $2.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. For the same periods, we made purchases from affiliates of AEA Investors LP totaling $11.9 million, $8.0 million and $4.5 million, respectively.

Board of Directors

The board of directors of each of Pregis and Pregis Holding II consists of nine members, including four members who are partners of AEA, Messrs. Garcia, Fischer, Hoesterey and Pryma, and three members who are investors in AEA funds, Messrs. Leng, O’Leary, Jr., and Rogers. One of the directors of Pregis and Pregis Holding II is our CEO (Michael McDonnell) and one of the directors of Pregis and Pregis Holding II was our CEO during a part of the last three years (James Morris).

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

On October 12, 2005, Pregis entered into senior secured credit facilities which provided for a revolving credit facility and two term loans: an $88.0 million term loan B-1 facility and a €68.0 million term loan B-2 facility, both of which would have matured in October 2012. On October 5, 2009, Pregis used the proceeds of its offering of outstanding notes, together with cash on hand, to repay in full the term loans under the senior secured credit facilities. In connection with the offering of outstanding notes, Pregis also entered into an amendment to its senior secured credit facilities that, among other things:

•

permits the Company to engage in certain specified sale leaseback transactions in 2009 (including the sale leaseback transactions described in “Recent Developments—Sale Leaseback Transactions”) and up to $35 million of additional sale leaseback transactions through the maturity of the senior secured credit facilities;

•	replaces the maximum leverage ratio covenant of 5.0x under the senior secured credit facilities with a first lien leverage covenant of 2.0x;

•	eliminates the minimum cash interest coverage ratio covenant under the senior secured credit facilities;

•

increases the accordion feature of the term loan portion of the senior secured credit facilities by $100.0 million, allowing the Company to borrow up to $200.0 million under the term loan portion of the senior secured credit facilities, subject to certain conditions including receipt of commitments therefor;

•	provides for additional subordinated debt issuances subject to a 2x interest coverage ratio; and

•	modifies several other covenants in the senior secured credit facilities to provide the Company with more flexibility.

The revolving credit facility matures in October 2011 and provides for borrowings of up to $50.0 million, a portion of which may be made available to the Company’s non-U.S. subsidiary borrowers in euros and/or pounds sterling. The revolving credit facility also includes a swing-line loan sub-facility and a letter of credit sub-facility. The revolving credit facility bears interest at a rate equal to, at the Company’s option, (1) an alternate base rate or (2) LIBOR or EURIBOR, plus an applicable margin of 0.375% to 1.00% for base rate advances and 1.375% to 2.00% for LIBOR or EURIBOR advances, depending on the leverage ratio of the Company, as defined in the credit agreement. In addition, the Company is required to pay an annual commitment fee of 0.375% to 0.50% on the revolving credit facility depending on the leverage ratio of the Company, as well as customary letter of credit fees.

Our senior secured credit facilities also permit us, subject to certain conditions, including the receipt of commitments from lenders, to incur up to $200.0 million (or a euro equivalent thereof) of additional term loans.

Subject to exceptions and, in the case of asset sale proceeds, reinvestment options, Pregis’s senior secured credit facilities require mandatory prepayments of the loans from excess cash flows, asset sales and dispositions (including insurance and condemnation proceeds), issuances of debt and issuances of equity. On April 29, 2009, the Company made a mandatory prepayment of approximately $3.9 million, on the basis of excess cash flow which we generated for the year ended December 31, 2008, and on October 5, 2009 the Company prepaid the term loans in full with the proceeds of the offering of outstanding notes together with cash on hand. Mandatory prepayments under our senior secured credit facilities do not result in the permanent reduction of the revolving credit commitments under such facilities, i.e., the prepaid revolving borrowings may be reborrowed immediately thereafter, so long as the conditions to revolving borrowings have been met.

Pregis’s senior secured credit facilities and related hedging arrangements are guaranteed by Pregis Holding II, the direct holding parent company of Pregis, and all of Pregis’s current and future domestic subsidiaries and, if no material tax consequences would result, Pregis’s future foreign subsidiaries and, subject to certain exceptions, are secured by a first priority security interest in substantially all of Pregis’s and its current and future domestic subsidiaries’ existing and future assets (subject to certain exceptions), and a first priority pledge of the capital stock of Pregis and the guarantor subsidiaries and an aggregate of 66% of the capital stock of Pregis’s first-tier foreign subsidiary.

Pregis’s senior secured credit facilities require that it comply on a quarterly basis with certain financial covenants. Prior to October 5, 2009, these covenants included a Maximum Leverage Ratio test and a Minimum Cash Interest Coverage Ratio test. The Maximum Leverage Ratio was calculated as net debt (total debt net of cash) divided by Consolidated EBITDA (as defined by the credit facility and calculated on a rolling twelve months at each quarter end) and the Minimum Cash Interest Coverage Ratio was calculated as Consolidated EBITDA divided by cash interest expense. In connection with the October 5, 2009 amendment to our senior secured credit facilities, the Maximum Leverage Ratio and Minimum Cash Interest Coverage Ratio covenants were eliminated, and a First Lien Leverage Ratio covenant of 2.0x replaced the Maximum Leverage Ratio covenant. The First Lien Leverage Ratio is calculated as the ratio of (1) net debt that is secured by a first priority lien to (2) Consolidated EBITDA.

The following table sets forth the Maximum Leverage Ratio and Minimum Cash Interest Coverage Ratio as of September 30, 2009 and 2008:

(unaudited) (dollars in thousands)	Covenant Measure		Ratios
			Calculated at September 30,
			2009		2008
Maximum Leverage Ratio	Maximum of 5.0	x(1)	4.8	x	4.3	x
Minimum Cash Interest Coverage Ratio	Minimum of 1.9	x	2.3	x	2.3	x
Consolidated EBITDA	—		$86,443		$103,304
Total Net Debt (less $5MM base cash excluded per credit facility)	—		$415,587		$442,891
Cash Interest Expense	—		$37,216		$45,282

(1)	At September 30, 2008 the Maximum Leverage Ratio covenant measure was 5.5x.

The Maximum Leverage Ratio was primarily affected by increases or decreases in our trailing twelve month Consolidated EBITDA and increases or decreases in our net debt. Net debt as used in this ratio is affected primarily by currency translation related to converting our euro-denominated debt into US dollars, changes in debt due to payments and borrowings, and the amount of on-hand cash at each measurement date. The unfavorable decrease in trailing twelve month Consolidated EBITDA was more than offset by favorable currency translation of our euro-denominated debt positively impacting the Company’s Maximum Leverage Ratio at September 30, 2009 compared to September 30, 2008.

The Minimum Cash Interest Coverage Ratio was primarily affected by increases or decreases in our trailing twelve month Consolidated EBITDA and increases or decreases in our cash interest expense (interest expense, excluding amortization of deferred financing fees and discount). Interest expense as used in this ratio is primarily affected by changes in interest rates (LIBOR and EURIBOR) and currency translation related to converting euro based interest expense into US dollars. The favorable impact resulting from lower interest rates, for the comparable twelve month periods ending September 30, 2009 and 2008, was partially offset by the decrease in the Company’s trailing twelve month Consolidated EBITDA over the same period.

As used in the calculation of the First Lien Leverage Ratio, Maximum Leverage Ratio and Minimum Cash Interest Coverage Ratio, Consolidated EBITDA is calculated by adding Consolidated Net Income (as defined by the facility), income taxes, interest expense, depreciation and amortization, other non-cash items reducing Consolidated Net Income that do not represent a reserve against a future cash charge, costs and expenses incurred with business acquisitions, issuance of equity interests permitted by the terms of the loan documents, the amount of management, consulting, monitoring, transaction, and advisory fees and related expenses paid to AEA Investors LP, and unusual and non-recurring charges (including, without limitation, expenses in connection with actual and proposed acquisitions, equity offerings, issuances and retirements of debt and divestitures of assets, whether or not any such acquisition, equity offering, issuance or retirement or divestiture is actually consummated during such period that do not exceed, in the aggregate, 5% of EBITDA for such period).

Pregis’s senior secured credit facilities also includes negative covenants, subject to certain exceptions, that restrict or limit Pregis’s ability and the ability of its subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness, guaranty obligations or hedging arrangements,

•	incur liens or agree to negative pledges in other agreements,

•	engage in sale and leaseback transactions,

•	make capital expenditures,

•	make loans and investments,

•	declare dividends, make payments or redeem or repurchase capital stock,

•	in the case of subsidiaries, enter into agreements restricting dividends and distributions,

•	engage in mergers, acquisitions and other business combinations,

•	prepay, redeem or purchase certain indebtedness,

•	amend or otherwise alter the terms of Pregis’s organizational documents, Pregis’s indebtedness and other material agreements,

•	sell assets or engage in receivables securitization,

•	transact with affiliates, and

•	alter the business that Pregis conducts.

As of September 30, 2009, Pregis was in compliance with all covenants contained in its senior secured credit facilities.

Senior Secured Floating Rate Notes

On October 12, 2005, Pregis issued €100.0 million aggregate principal amount of second priority senior secured floating rate notes due 2013 (the “2005 notes”). On October 5, 2009, Pregis issued an additional €125.0 million aggregate principal amount of second priority senior secured floating rate notes due 2013 (the “outstanding notes”). The exchange notes being offered by this prospectus are being offered in exchange for the outstanding notes. The 2005 notes, outstanding notes and exchange notes will be treated as a single class for all purposes under the indenture, including for purposes of amendments, acceleration, redemptions, and offers to purchase. The exchange notes will be identical to the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the Exchange Notes. The outstanding notes were, and the exchange notes will be treated as, issued with more than de minimis original issue discount for United States federal income tax purposes, whereas the 2005 notes were not issued with original issue discount for such purposes. Therefore, the outstanding notes and the exchange notes will not be fungible with the 2005 notes and will not trade together as a single class with the 2005 notes. The 2005 notes, outstanding notes and exchange notes will trade under separate ISIN and Common Code numbers.

The senior secured floating rate notes are not listed on any national securities exchange in the United States. The 2005 notes are listed, and application will be made for the outstanding notes and exchange notes to be listed, on the Irish Stock Exchange. However, there can be no assurance that the 2005 notes will remain listed. Also, there can be no assurance that the outstanding notes and exchange notes will become listed, and, after such listing, there can be no assurance that the outstanding notes and exchange notes will remain listed.

Senior Subordinated Notes

On October 12, 2005, in connection with the issuance of the 2005 notes, Pregis also issued $150.0 million aggregate principal amount of 12 3/8% senior subordinated notes due 2013 (the “senior subordinated notes”). The senior subordinated notes mature on October 15, 2013. Interest accrues at a rate of 12.375% and is payable semi-annually on April 15 and October 15 of each year. The notes are senior subordinated obligations and rank junior in right of payment to all of Pregis’s senior indebtedness. The senior subordinated notes are guaranteed on a senior subordinated basis by Pregis Holding II Corporation and each of Pregis’s current and future domestic subsidiaries. At its option, Pregis may redeem some or all of the notes on or after October 15, 2009 at redemption prices equal to 106.188% of their principal amount (in the 12 months beginning October 15, 2009), 103.094% of their principal amount (in the 12 months beginning October 15, 2010) and 100% of their principal amount (beginning October 15, 2011), in each case plus accrued and unpaid interest.

The indenture governing the senior subordinated notes contains covenants that limit or prohibit Pregis’s ability and the ability of its restricted subsidiaries, subject to certain exceptions, to incur additional indebtedness, pay dividends or make other equity distributions, make investments, create liens, incur obligations that restrict the ability of Pregis’s restricted subsidiaries to make dividends or other payments to Pregis, sell assets, engage in transactions with affiliates, create unrestricted subsidiaries, and merge or consolidate with other companies or sell substantially all of Pregis’s assets. The indenture also contains reporting covenants regarding delivery of annual and quarterly financial information. The indenture governing the senior subordinated notes prohibits Pregis from incurring debt that is senior to such notes and subordinate to any other debt.

The senior subordinated notes are not listed on any national securities exchange in the United States.

Local Lines of Credit

From time to time, certain of Pregis’s foreign businesses utilize various lines of credit in their operations. These lines of credit are generally used as overdraft facilities or for issuance of trade letters of credit and are in effect until cancelled by one or both parties. As of September 30, 2009, we had availability of $7.2 million on these lines, after considering outstanding trade letters of credit and guarantees totaling $5.8 million.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the outstanding notes on October 5, 2009, we, the guarantors and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we and the guarantors agreed to file with the SEC a registration statement on the appropriate form under the Securities Act with respect to publicly registered notes having identical terms to the outstanding notes. Upon the effectiveness of the exchange offer registration statement, we and the guarantors will, pursuant to the exchange offer, offer to the holders of outstanding notes who are able to make certain representations the opportunity to exchange their notes for the exchange notes.

If we and the guarantors fail to consummate the exchange offer within 270 days of the date of original issuance of the outstanding notes, or by July 2, 2010, or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of the outstanding notes during the periods specified in the registration rights agreement, then we will pay additional interest to each holder of the outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first registration default in an amount equal to one-quarter of one percent (0.25%) per annum on the principal amount of notes held by such holder. The amount of the additional interest will increase by an additional one-quarter of one percent (0.25%) per annum on the principal amount of notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of additional interest for all registration defaults of 1.0% per annum. There can exist only one registration default at any one time.

Each broker-dealer that receives the exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

A copy of the registration rights agreement is attached as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange outstanding notes, which are properly tendered on or before the expiration date and are not withdrawn as permitted below, for exchange notes. The expiration date for this exchange offer is 12:00 a.m. (midnight), New York City time, on                     , 2010, or such later date and time to which we, in our sole discretion, extend the exchange offer.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the exchange notes will not contain the registration rights and additional interest provisions contained in the outstanding notes.

Notes tendered in the exchange offer must be in minimum denominations of €50,000 and integral multiples of €1,000 in excess thereof.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any outstanding notes due to an extension of the exchange offer;

•	if any condition set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; or

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make a public announcement of any extension, delay, non-acceptance, termination or amendment, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency, which may be an agency controlled by us. Notwithstanding the foregoing, in the event of a material change in the exchange offer, including our waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

How to Tender Outstanding Notes for Exchange

When the holder of outstanding notes tenders, and we accept such notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., which will act as the exchange agent, at the address set forth below under the heading “—The Exchange Agent”; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent as per Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), or Clearstream Banking S.A. (“Clearstream”) (as appropriate) procedures.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to Euroclear or Clearstream, as appropriate, and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that Euroclear or Clearstream, as appropriate, has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note improperly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful; and

•

waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding note based on the specific facts or circumstances presented either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Notwithstanding the foregoing, we do not expect to treat any holder of outstanding notes differently from other holders to the extent they present the same facts or circumstances.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If a person or persons other than the registered holder or holders of the outstanding notes tendered for exchange signs the letter of transmittal, the tendered outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the outstanding notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that the person acquiring exchange notes in the exchange offer, whether or not that person is the holder, is obtaining them in the ordinary course of its business, and neither the holder nor that other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer. If any holder or any other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the notes to be acquired in the exchange offer, the holder or any other person:

•	may not rely on applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will deliver this prospectus in connection with any resale of such exchange notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at Euroclear or Clearstream, as appropriate;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at Euroclear or Clearstream, the nonexchanged notes will be credited to an account maintained with Euroclear or Clearstream. We will return the outstanding notes or have them credited to Euroclear or Clearstream accounts, as appropriate, promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The participant should transmit its acceptance to Euroclear or Clearstream, as the case may be, on or prior to the expiration date or comply with the guaranteed delivery procedures described below. Euroclear or Clearstream, as the case may be, will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will include an agent’s message confirming that Euroclear or Clearstream, as the case may be, has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at Euroclear or Clearstream, as the case may be. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the outstanding notes tendered, the certificate number of numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time prior to the expiration of the offer.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “—The Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at Euroclear or Clearstream, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at Euroclear or Clearstream, as applicable, the outstanding notes withdrawn will be unlocked with Euroclear or Clearstream, as applicable, for the outstanding notes. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time on or prior to 12:00 a.m. (midnight), New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of this exchange offer, we are not required to accept the outstanding notes in the exchange offer or to issue the exchange notes, and we may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer (x) that acceptance or issuance would violate any applicable law or any interpretations of the staff of the SEC, or (y) there is an action or proceeding instituted or threatened in any court or by any governmental agency that in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer.

The preceding conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver of such rights, and each right shall be deemed an ongoing right which we may assert at any time and from time to time.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered in the exchange.

The Exchange Agent

The Bank of New York Mellon Trust Company, N.A., has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By mail, hand or overnight delivery:

The Bank of New York Mellon

One Canada Square

London E14 5AL

United Kingdom

Attention: Les Cummings/Andrew Rogers

By email: eventsadmin@bnymellon.com

By telecopier:

+44 207 964 2536

Confirm by telephone:

+44 207 964 4958

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand, or by overnight delivery service.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses.

The cash expenses to be incurred in connection with the exchange offer will be paid by us.

Transfer Taxes

Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer or substitute outstanding notes not tendered or exchanged are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering circular dated September 24, 2009, relating to the outstanding notes. After completion of this exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Upon completion of the exchange offer, holders of any remaining outstanding notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Exchanging Outstanding Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of such notes, other than by any holder that is a broker-dealer who acquired outstanding notes for its own account as a result of market-making or other trading activities or by any holder which is an “affiliate” of us within the meaning of Rule 405 under the Securities Act. The exchange notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not a broker-dealer tendering notes acquired directly from us;

•	the person acquiring the exchange notes in the exchange offer, whether or not that person is a holder, is acquiring them in the ordinary course of its business;

•	neither the holder nor that other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes issued in the exchange offer; and

•	the holder is not our affiliate.

However, the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

Each holder must furnish a written representation, at our request, that:

•	it is not an affiliate of us or, if an affiliate, that it will comply with registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•

it is not engaged in, and does not intend to engage in, a distribution of the notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of notes issued in the exchange offer; and

•	it is acquiring the exchange notes in the ordinary course of its business.

Each holder who cannot make such representations:

•	will not be able to rely on the interpretations of the staff of the SEC in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless the sale is made under an exemption from such requirements.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver this prospectus in connection with any resale of such notes issued in the exchange offer. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

In addition, to comply with state securities laws of certain jurisdictions, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We have not agreed to register or qualify the exchange notes for offer or sale under state securities laws.

DESCRIPTION OF NOTES

The outstanding notes were issued, and the exchange notes will be issued, under an existing indenture, dated October 12, 2005 (the “Base Indenture”), among the Company, The Bank of New York, as trustee, collateral agent, registrar and paying agent, and RSM Robson Rhodes LLP, as Irish paying agent, as supplemented by a supplemental indenture, dated October 5, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Initial Guarantors, The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, The Bank of New York Mellon (Luxembourg) S.A., as successor registrar to The Bank of New York, The Bank of New York Mellon, as paying agent, and Grant Thornton, as Irish paying agent. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). To the extent provisions in the Indenture conflict with the provisions in the Trust Indenture Act, such provisions in the Trust Indenture Act will control.

On October 12, 2005, the Company issued €100 million aggregate principal amount of second priority senior secured floating rate notes under the Indenture (the “2005 Notes”). The term “Issue Date” refers to October 12, 2005, the date of issue of the 2005 Notes. On October 5, 2009, the Company issued €125 million aggregate principal amount of second priority senior secured floating rate notes under the Indenture (the “Outstanding Notes”). As used in this “Description of Notes,” except as otherwise specified or the context otherwise requires, the term “Notes” means the exchange notes offered hereby (the “Exchange Notes”), the Outstanding Notes, the 2005 Notes and any additional Notes that may be issued under the Indenture. All such Notes will vote together as a single class for all purposes of the Indenture. The Exchange Notes offered hereby, which are being offered in exchange for the Outstanding Notes, will be “Additional Notes” under the Indenture. Because the Outstanding Notes were, and the Exchange Notes will be treated as, issued with more than de minimis original issue discount for United States federal income tax purposes, the Outstanding Notes and Exchange Notes will not be fungible with the 2005 Notes and will not trade together as a single class with the 2005 Notes. The 2005 Notes, the Outstanding Notes and the Exchange Notes will trade under separate ISIN and Common Code numbers. See “Material United States Federal Income and Estate Tax Considerations.” The ISIN numbers of the 2005 Notes, the Outstanding Notes and the Exchange Notes are as follows:

•	2005 Notes: XS0304937534.

•

Outstanding Notes: XS0454749093 (for Outstanding Notes issued pursuant to Regulation S under the Securities Act), XS0454748798 (for Outstanding Notes issued pursuant to Rule 144A under the Securities Act).

•	Exchange Notes. XS0466650669.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. Anyone who receives this prospectus may obtain copies of the Indenture and the Registration Rights Agreement without charge by writing to the Company at 1650 Lake Cook Drive, Suite 400, Deerfield, IL 60015, Attention: Corporate Secretary.

You can find the definitions of certain terms used in this description below under the caption “—Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “—Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Pregis Corporation and not to any of its Subsidiaries, and the word “Parent” refers only to Pregis Holding II Corporation and not to any of its Subsidiaries.

The registered holder of any Note will be treated as the owner of such Note for all purposes under the Indenture. Only registered holders will have rights under the Indenture.

Brief Description of the Notes

The form and terms of the Exchange Notes will be identical to those of the Outstanding Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes will not apply to the Exchange Notes. The form and terms of the Outstanding Notes and the Exchange Notes on the one hand, and the form and terms of the 2005 Notes on the other, are substantially the same in all material respects, except that the Exchange Notes will be treated as, and the Outstanding Notes were, issued with more than de minimus original issue discount for United States federal income tax purposes. Because the Exchange Notes will be treated as, and the Outstanding Notes were, issued with more than de minimis original issue discount for United States federal income tax purposes, they will not be fungible with the 2005 Notes and will not trade together as a single class with the 2005 Notes.

The 2005 Notes, Outstanding Notes and Exchange Notes will be treated as single series under the Indenture, including for the purposes of determining whether the required percentage of Holders have given their approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all Holders.

The Notes:

•	are general senior secured obligations of the Company;

•	rank equally in right of payment with all existing and any future unsubordinated Indebtedness of the Company;

•

are secured by a security interest in the Collateral, which security interest is, pursuant to the terms of the Intercreditor Agreement, second in priority to the security interest of the administrative agent and the other secured parties under the Credit Agreement and junior in priority to any Permitted Liens;

•

are effectively junior to the Obligations of the Company and the Guarantors under the Credit Agreement to the extent of the value of the assets constituting the Collateral and to all obligations of the Company and the Guarantors secured by Permitted Liens to the extent of the value of the assets that are encumbered by such Permitted Liens;

•	are effectively subordinated to all existing and any future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors;

•	are senior in right of payment to any existing and future subordinated Indebtedness of the Company, including the Senior Subordinated Notes; and

•

are guaranteed by the Guarantors on a senior secured basis, the security interest being, pursuant to the terms of the Intercreditor Agreement, second in priority to the guarantee of all Obligations of the Company under the Credit Agreement and junior in priority to any Permitted Liens.

As of September 30, 2009, after giving pro forma effect to the issue and sale of the Outstanding Notes and the use of proceeds thereof, we would have had $521.1 million of indebtedness on a consolidated basis, of which (1) $43.0 million would have been borrowings outstanding under the revolving portion of the Credit Agreement, (2) $329.3 million (euro equivalent) would have been second priority senior secured debt, including $182.9 million (euro equivalent) aggregate principal amount of Outstanding Notes and $146.4 million (euro equivalent) aggregate principal amount of 2005 Notes, and (3) $148.3 million would have been senior subordinated debt representing the Senior Subordinated Notes. In addition, we are permitted to incur $200.0 million of additional borrowings, subject to certain conditions, under the term loan portion of the Credit Agreement. All such indebtedness outstanding under the Notes and the Credit Agreement would have been guaranteed by the Initial Guarantors.

Subject to compliance with the Credit Agreement, the Indenture governing the Notes allows us to incur at least $220 million (less amounts then outstanding under the Credit Agreement) of debt. If such debt is incurred under the $220 million credit facility basket or in compliance with a 3:1 senior secured leverage ratio, plus an additional $50 million, such debt would constitute First Priority Lien Obligations, could be secured on a first priority basis and would be effectively senior to the Notes and the subsidiary guarantees thereof to the extent of the value of the assets securing such Indebtedness.

As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Principal, Maturity and Interest

The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which up to €125.0 million may be issued in this offering. The Company issued €125.0 million aggregate principal amount of Outstanding Notes on October 5, 2009 under the Indenture in a private placement. We are offering to exchange the Exchange Notes for all the Outstanding Notes pursuant to this prospectus. The Company issued €100.0 million aggregate principal amount of Notes on October 12, 2005 under the Indenture in a private placement, all of which were exchanged for a like principal amount of 2005 Notes registered under the Securities Act. Because the Outstanding Notes were, and the Exchange Notes will be treated as, issued with more than de minimis original issue discount for United States federal income tax purposes, they will not be fungible with the 2005 Notes and will not trade together as a single class with the 2005 Notes. See “Material United States Federal Income and Estate Tax Considerations.” The Company may issue additional second priority senior secured floating rate notes (the “Additional Notes”) from time to time after this offering. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.” The 2005 Notes, the Outstanding Notes, the Exchange Notes offered hereby (which will be “Additional Notes” under the Indenture) and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Additional Notes will be secured equally and ratably with the Notes, by Second Priority Liens on the Collateral described below under the caption “—Collateral.” The Company will issue Notes in denominations of €50,000 and integral multiples of €1,000 in excess thereof. The Notes will mature on April 15, 2013.

Interest on the Notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15. Interest on the Exchange Notes will be payable commencing on January 15, 2010. The interest rate for each quarterly interest period will be determined on the second Business Day prior to the first day of the interest period (the “Interest Determination Date”). The interest rate for such quarterly period will be equal to the EURIBOR rate, as determined at 11:00 a.m. London time, on the Interest Determination Date, for deposits maturing at or around the end of such quarterly interest period, plus 5.00% per year (as reported by the calculation agent (the “Calculation Agent”), which shall initially be The Bank of New York Mellon Trust Company, N.A., as successor agent to The Bank of New York). The Company will make each interest payment to the Holders of record on the immediately preceding January 1, April 1, July 1 and October 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the offices or agencies of one or more Paying Agents and Registrars within the City and State of New York and Dublin, Ireland, unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Bank of New York Mellon will initially act as paying agent, The Bank of New York Mellon (Luxembourg) S.A. will initially act as Registrar and Grant Thornton (as successor to RSM Robson Rhodes LLP) will initially act as Paying Agent in Ireland. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Note Guarantees

The Notes are guaranteed, jointly and severally, by the Initial Guarantors. Each Note Guarantee:

•	will be the general senior secured obligation of the relevant Guarantor;

•	will rank equally in right of payment with all existing and any future unsubordinated Indebtedness of the Guarantor;

•

will be secured by a security interest in the Collateral, which security interest will, pursuant to the terms of the Intercreditor Agreement, be second in priority to the security interest of the administrative agent and the other secured parties under the Credit Agreement and junior in priority to any Permitted Liens;

•

will be effectively junior to the Obligations of the Company and the Guarantors under the Credit Agreement to the extent of the value of the assets constituting the Collateral and to all obligations of the Company and the Guarantors secured by Permitted Liens to the extent of the value of the assets that are encumbered by such Permitted Liens; and

•	will be senior in right of payment to any future subordinated Indebtedness of the Guarantor, including the Guarantor’s Guarantee of the Senior Subordinated Notes.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Exchange Notes and Our Indebtedness—The notes and the guarantees may not be enforceable because of fraudulent conveyance laws.” Assuming the offering of Outstanding Notes, which was consummated on October 5, 2009, had been completed as of September 30, 2009, the Subsidiary Guarantors would have had $372.3 million of Indebtedness outstanding (all of which would have been guarantees of the Notes or guarantees of the borrowings outstanding under the revolving portion of the Credit Agreement), excluding trade payables and intercompany liabilities, and $20.8 million of trade payables.

Note Guarantees may be released in certain circumstances. See “—Certain Covenants—Guarantees.”

Collateral

The Notes will be secured by the Second Priority Liens, granted by the Company and any current or future Guarantor on the following assets of the Company and any Guarantor (whether now owned or hereafter arising or acquired) to the extent such assets secure Indebtedness Incurred under the Credit Agreement (collectively, the “Collateral”):

(1)	substantially all of the Company’s and each Guarantor’s existing and future property and assets, including, without limitation: real estate, receivables, contracts, inventory, cash and cash accounts, equipment, documents, instruments, intellectual property, chattel paper, investment property, supporting obligations and general intangibles; and

(2)	all of the capital stock or other securities of the Company’s and each Guarantor’s existing or future direct or indirect domestic subsidiaries and 66% of the capital stock or other securities of the Company’s and each Guarantor’s existing or future direct foreign subsidiaries, but only to the extent that the inclusion of such capital stock or other securities will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of such capital stock or other securities of any subsidiary is not equal to or greater than 20% of the aggregate principal amount of Notes outstanding.

The Collateral will not include (i) the capital stock or other securities of the Company or any Guarantor referred to in clause (2) of the preceding paragraph if and to the extent that the inclusion of such capital stock will mean that the par value, book value as carried by the Company, or market value (whichever is greatest) of any such capital stock or other securities of any such subsidiary exceeds 20% of the aggregate principal amount of Notes outstanding; (ii) certain leasehold interests, including leasehold interests in respect of which the Company or the relevant Guarantor is not able to obtain, despite its use of commercially reasonable efforts, landlords’ consents to enter into leasehold mortgages (required pursuant to the terms of the applicable lease) and either a memorandum of lease in recordable form with respect to such leasehold interest, executed and acknowledged by the applicable lessor, or evidence that the applicable lease or a memorandum thereof has been recorded in all places necessary, in the First Priority Lien Representative’s reasonable judgment, to give constructive notice to third party purchasers of such leasehold interest; (iii) Excluded Contracts; or (iv) Excluded Equipment.

In addition, the security interest in certain property or assets which constitute Collateral will not be perfected to the extent that the First Priority Lien Representative determines in its reasonable discretion, and in consultation with the Company, that the costs of perfecting such security interest are excessive in relation to the value of the security to be afforded thereby.

In the event that Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation or any other law, rule or regulation adopted, which would require) the filing with the Commission (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary’s capital stock or other securities of such Subsidiary secure the Notes or the Note Guarantees, then the capital stock or other securities of such Subsidiary will automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Security Documents may be amended or modified, without the consent of any Holder, to the extent necessary to release the Second Priority Liens on the shares of capital stock or other securities that are so deemed to no longer constitute part of the Collateral. However, the First Priority Liens on such capital stock or other securities will not be released and will remain in force with respect to such property. See “Risk Factors—Risks Related to the Collateral—The equity interests and other securities securing the exchange notes will be deemed not to be collateral to the extent the pledge of such equity interests or other securities would require the filing with the SEC of separate financial statements for any subsidiaries that shall have issued such equity interests or other securities.”

The Collateral will be pledged to (1) the First Priority Lien Representative, on a first priority basis, for the benefit of the holders of the First Priority Lien Obligations and (2) The Bank of New York Mellon Trust Company, N.A., as successor collateral agent to The Bank of New York, as collateral agent (together with any successor collateral agent, the “Collateral Agent”), on a second priority basis, for the benefit of the Trustee and the holders of the Second Priority Lien Obligations. The Second Priority Liens will be subject and subordinate to the First Priority Liens, and no payment or other distributions from (or with respect to) any realization upon the Collateral may be made on account of the Second Priority Liens until all obligations in respect of the First Priority Liens have been paid in full in cash in accordance with the terms thereof. The Second Priority Liens will also be subject and subordinate to certain Permitted Liens. The persons holding such Liens may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent to realize or foreclose on the Collateral.

The Collateral may also be pledged to a collateral agent, on a third priority basis, for the benefit of holders of any Indebtedness. The Third Priority Liens will be subject and subordinate to the First Priority Liens and the Second Priority Liens, and no payment or other distributions from (or with respect to) any realization upon the Collateral may be made on account of the Third Priority Liens until all obligations in respect of the First Priority Liens and the Second Priority Liens have been paid in full in cash in accordance with the terms thereof.

The Security Documents will provide that, while any First Priority Lien Obligations are outstanding, the holders of the First Priority Liens will control at all times all remedies and other actions related to the Collateral and the Second Priority Liens will not entitle the Collateral Agent, the Trustee or the Holders of any Notes to take any action whatsoever with respect to the Collateral. As a result, while any First Priority Lien Obligations are outstanding, neither the Collateral Agent nor the Trustee nor the Holders of the Notes will be able to force a sale of the Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First Priority Liens.

In addition, to the extent that the holders of the First Priority Liens elect not to perfect their security interest in certain assets, the Second Priority Lien will not be perfected as to these rights. See “Risk Factors—Risks Related to the Collateral—Holders of the exchange notes will not control decisions regarding collateral.”

Collateral comprising, among other things, cash and cash accounts, securities accounts, commodities accounts and letter of credit rights will not be perfected with respect to the Notes or the Note Guarantees unless the First Priority Liens on such Collateral are released and the Second Priority Liens are not.

At such time as (1) the First Priority Lien Obligations have been satisfied in full in cash in accordance with the terms thereof and all commitments and letters of credit thereunder have been terminated or (2) the holders of the First Priority Liens have released their First Priority Liens on all or any portion of the Collateral, the Second Priority Liens will also be automatically released to the same extent; provided, however, that (a) in the case of clause (1) of this sentence, in the event that an Event of Default under the Indenture exists as of the date on which the First Priority Lien Obligations are repaid in full and terminated as described in clause (1), the Second Priority Liens on the Collateral will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First Priority Lien Obligations secured by the Collateral and, thereafter, the Trustee (acting at the direction of the Holders of a majority of outstanding principal amount of Notes) will have the right to direct the Collateral Agent to foreclose upon the Collateral (but, in such event, the Second Priority Liens will be released when such Event of Default and all other Events of Default under the Indenture cease to exist), and (b) in the case of clause (2) of this sentence, if the First Priority Lien Obligations (or any portion thereof) are thereafter secured by assets that would constitute Collateral, the Notes will then be secured by the Second Priority Liens on such Collateral, to the same extent provided pursuant to the Security Documents. If the Company subsequently Incurs obligations under the Credit Agreement or other First Priority Lien Obligations which are secured by assets of the Company and the Guarantors of the type constituting Collateral, then the Notes will be secured at such time by a Second Priority Lien on the collateral securing such First Priority Lien Obligations to the same extent provided by the Security Documents.

In addition, the Security Documents provide that the Second Priority Liens will be released automatically and without the need for any further action by any Person (so long as such release is in compliance with the Trust Indenture Act):

(1)	as to all of the Collateral, upon payment in full of the principal of, and accrued and unpaid interest (including Additional Interest) and premium, if any, on the Notes;

(2)	as to all of the Collateral, upon defeasance or discharge of the Notes in accordance with the provisions described under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”;

(3)	as to any property constituting Collateral that is sold, transferred or otherwise disposed of by the Company or any of its subsidiaries in a transaction not prohibited by the Indenture, at the time of such sale, transfer or disposition; or

(4)	as to any property constituting Collateral that is owned by a Guarantor that has been released from its Guarantee, concurrently with the release of such Guarantee.

To the extent applicable, the Company will cause § 313(b) of the Trust Indenture Act, relating to reports, and § 314(d) of the Trust Indenture Act, relating to the release of property or securities from the Liens securing the Notes or relating to the substitution for such Liens of any property or securities to be subjected to the Lien of the Security Documents, to be complied with and will furnish to the Trustee, prior to each proposed release of Collateral pursuant to the Indenture and the Security Documents, all documents required by § 314(d) of the Trust Indenture Act and an opinion of counsel to the effect that the accompanying documents constitute all documents required by § 314(d) of the Trust Indenture Act. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of § 314(d) of the Trust Indenture Act if it determines, in good faith based on advice of counsel, that, under the terms of § 314(d) of the Trust Indenture Act and/or any interpretation or guidance as to the meaning thereof of the Commission or its staff, including “no action” letters or exemptive orders, all or any portion of § 314(d) of the Trust Indenture Act is inapplicable to one or a series of released Collateral. Without limiting the generality of the foregoing, certain no-action letters issued by the Commission have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under § 314(d) of the Trust Indenture Act.

Notwithstanding the foregoing, but subject to the terms of the Indenture and the Security Documents and the agreements and instruments governing the First Priority Lien Obligations, the Company and the Guarantors may, among other things, without any release or consent by the Trustee or the Collateral Agent, conduct ordinary course activities with respect to Collateral, including, without limitation, (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Second Priority Liens which has become worn out, defective or obsolete or not used or useful in the business, (ii) abandoning, terminating, canceling, releasing or making alternations in or substitutions of any leases or contracts subject to the Second Priority Liens, (iii) surrendering or modifying any franchise, license or permit subject to the Second Priority Liens which it may own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) selling, collecting, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the repayment of Indebtedness) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture; and (ix) abandoning any property which is not longer used or useful in the Company’s business.

In addition, the Security Documents provide that, so long as the First Priority Lien Obligations are outstanding, the holders of the First Priority Liens may change, waive, modify or vary the Security Documents; provided that any such change, waiver, modification or variance materially adversely affecting the rights of the Holders of the Notes (and not the holders of the First Priority Liens or any other secured creditors in a like or similar manner) will require the consent of the Trustee (acting at the direction of Holders of a majority of the aggregate principal amount of Notes outstanding); provided further, however, that notwithstanding the foregoing, the holders of the First Priority Liens may (1) direct the First Priority Lien Representative to take actions with respect to the Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders of the Notes and (2) agree to modify the Security Documents, without the consent of the Holders of the Notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture. See “Risk Factors—Risks Related to the Collateral—Holders of the exchange notes will not control decisions regarding collateral.”

The holders of the First Priority Liens will receive all proceeds from any realization on the Collateral until the First Priority Lien Obligations are paid in full in cash in accordance with the terms thereof. Proceeds realized by the First Priority Lien Representative from the Collateral will be applied:

•	first, to amounts owing to the First Priority Lien Representative in its capacity as such;

•	second, to amounts owing to the holders of the First Priority Liens in accordance with the terms of the First Priority Lien Obligations;

•	third, to amounts owing to the Trustee and the Collateral Agent in their respective capacities as Trustee and Collateral Agent in accordance with the terms of the Indenture;

•

fourth, to amounts owing to the Holders of the Notes and holders of other Second Priority Lien Obligations in accordance with the terms of the Indenture and such other Second Priority Lien Obligations, respectively;

•	fifth, to amounts owing to any collateral agent with respect to, and holders of, Third Priority Lien Obligations in accordance with the terms of such Third Priority Lien Obligations; and

•	sixth, to the Company and/or other persons entitled thereto.

Subject to the terms of the Security Documents, the Company and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral, to the extent deposited with the Collateral Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay any of the Company’s Obligations under the Notes, in full or at all, after first applying any proceeds from the Collateral to satisfy the First Priority Lien Obligations. In addition, the book value of the Collateral should not be relied on as a measure of realizable value for such assets. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time in an orderly manner. A significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of the existing operating business of the Company. Accordingly, any such sale of the Collateral separate from the sale of certain of the operating businesses of the Company may not be feasible or of significant value. See “Risk Factors—Risks Related to the Collateral—There may not be sufficient collateral to pay all or any of the exchange notes.”

Certain Bankruptcy and other Limitations with respect to the Collateral

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against the Company, or any of the Company’s subsidiaries that provide security for the Notes, prior to or possibly even after the Collateral Agent has repossessed and disposed of the Collateral. Upon commencement of a case for relief under the U.S. Bankruptcy Code, a secured creditor, such as the Collateral Agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case.

In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent would repossess or dispose of the Collateral, or whether or to what extent Holders of Notes would be compensated for any delay in payment of loss of value of the Collateral through the requirements of “adequate protection.”

Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, as well as all obligations secured by first priority liens on the Collateral, the Holders of the Notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not provide “adequate protection” for undersecured claims or permit the payment or accrual of interest, costs, and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case. See “Risk Factors—Risks Related to the Collateral—Rights of holders of the exchange notes in the collateral may be adversely affected by bankruptcy proceedings” and “Risk Factors—Risks Related to the Collateral—The appraised value of the collateral is based on many assumptions and may be significantly less than the realizable value of the collateral.”

In addition, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on the secured real property because lenders that hold a security interest in real property may be held liable under environmental laws for the cost of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the Collateral Agent may decline to foreclose on the Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the Notes. See “Risk Factors—Risks Related to the Collateral—Environmental laws may decrease the value of the real property collateral securing the exchange notes and may result in you being liable for environmental cleanup costs.” Finally, the Collateral Agent’s ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agent’s security interest in the Collateral.

Bankruptcy and Related Waivers

In addition, the Intercreditor Agreement will provide that prior to the payment in full of the First Priority Lien Obligations:

•

if bankruptcy proceedings are commenced by or against the Company or any of its Subsidiaries, and the administrative agent under the Credit Agreement (in such capacity, the “Senior Agent”) desires to permit the use of cash collateral or to permit the Company to obtain financing under Section 363 or Section 364 of the U.S. Bankruptcy Code or any similar provision under the law applicable to any bankruptcy proceeding (such use of cash collateral and such financing being collectively referred to as “DIP Financing”), then the Collateral Agent, on behalf of itself, the Trustee and the Holders, will agree that it will raise no objection to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection with its or their interest in any such Collateral, except to the extent specified below;

•

to the extent the Liens securing the First Priority Lien Obligations are subordinated or pari passu with such DIP Financing, the Collateral Agent, on behalf of itself, the Trustee and the Holders, will agree to subordinate its Liens in the Collateral to the First Priority Lien Obligations and such DIP Financing, upon the terms and conditions specified in the Intercreditor Agreement;

•

the Collateral Agent, on behalf of itself, the Trustee and the Holders, will agree that none of them will seek relief from the automatic stay or any other stay in any bankruptcy proceeding in respect of the Collateral and none of them will provide or offer to provide any DIP Financing secured by a Lien senior to or pari passu with the Liens securing the First Priority Lien Obligations, in each case, unless the First Priority Lien Representative otherwise has provided its express written consent;

•	the Collateral Agent, on behalf of itself, the Trustee and the Holders, will agree that none of them will contest (or support any other person contesting) (i) any request by the First Priority Lien

Representative for adequate protection or (ii) any objection by the First Priority Lien Representative to any motion, relief, action, or proceeding based on the First Priority Lien Representative claiming that interests of the holders of First Priority Lien Obligations in the Collateral are not adequately protected or any other similar request under any law applicable to a bankruptcy proceeding;

•

if the First Priority Lien Representative is seeking or requesting (or is granted) adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the U.S. Bankruptcy Code or any similar law applicable to any bankruptcy proceeding, then the Collateral Agent, on behalf of itself, the Trustee and the Holders, may seek or request (and may be granted) adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the First Priority Lien Obligations and such DIP Financing, on the same basis as the Liens securing the Second Priority Lien Obligations are subordinated to the First Priority Lien Obligations under the Intercreditor Agreement; and

•

the Collateral Agent, on behalf of itself, the Trustee and the Holders, will agree that it will not oppose (except on a basis available to an unsecured creditor) any sale consented to by the First Priority Lien Representative of Collateral pursuant to Section 363 or 365 of the U.S. Bankruptcy Code (or any similar provision in any other applicable bankruptcy law) so long as the proceeds of such sale remain subject to the perfected Liens of the Senior Agent and the Collateral Agent and/or are applied in accordance with the Intercreditor Agreement.

Optional Redemption

The Company may redeem (at any time) all or (from time to time) a portion of the Notes upon not less than 30 nor more than 60 days’ notice, at 100.0% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, thereon, to the redemption date.

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1)	if the Notes are listed on any national securities exchange or automated quotation system, in compliance with the requirements of such national securities exchange or automated quotation system; or

(2)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.

No Notes of €1,000 or less will be redeemed in part; provided that no Notes will be redeemed in part if the resulting note would have a minimum denomination that is less than €50,000. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

The Company may also acquire Notes by means other than a redemption, whether by tender offer, open market purchase, negotiated transaction or otherwise, in accordance with applicable securities laws, so long as such acquisition is in accordance with the Indenture.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to €50,000 or an integral multiple of €1,000 in excess thereof) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer payment (a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control (or, at the Company’s option, prior to such Change of Control but after it is publicly announced if a definitive agreement is in effect for such Change of Control at the time of such announcement), the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control if a definitive agreement is in effect for the Change of Control at the time of the notice of such Change of Control. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Floating Rate Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Floating Rate Note will be in a principal amount of €50,000 or an integral multiple of €1,000 in excess thereof.

The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, leveraged recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of any or all three. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets or Equity Interests whereby the Company or such Restricted Subsidiary is released from further liability therefor;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted, sold or exchanged within 180 days of their receipt by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion); and

(c)	any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $10.0 million and (y) 5.0% of Consolidated Net Tangible Assets at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or its Restricted Subsidiaries may apply such Net Proceeds at its option:

(1)	to repay (a) Indebtedness constituting First Priority Lien Obligations (whether or not the assets that were the subject of such Asset Sale constitute Collateral), (b) Indebtedness secured by a Permitted Lien on the assets that were the subject of such Asset Sale; provided that such assets did not constitute Collateral, or (c) Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor (to the extent of the Fair Market Value of the assets of such Restricted Subsidiary); or

(2)	to purchase or make an investment in Replacement Assets (or enter into a binding agreement to purchase or invest in such Replacement Assets; provided that (a) such purchase or investment is consummated within the later of (x) 360 days after receipt of the Net Proceeds from the related Asset Sale and (y) 180 days after the date of such binding agreement and (b) if such purchase or investment is not consummated within the period set forth in subclause (a), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)) and provided further, however, that with respect to Asset Sales involving Collateral, such Replacement Assets will become subject to a Second Priority Lien to the extent such assets become subject to the First Priority Liens; or

(3)	to repay obligations under Pari Passu Debt, provided that, if the Company shall so reduce obligations under such Indebtedness, it shall equally and ratably reduce obligations under the Notes if the Notes are then prepayable or, if the Notes may not then be prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders of Notes to purchase its Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest and Additional Interest, if any, on the amount of Notes that would otherwise be prepaid; or

(4)	a combination of prepayment and purchase or investment permitted by the foregoing clauses (1) through (3).

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

On the 366th day after an Asset Sale (or, in the event that a binding agreement has been entered into as set forth in clause (2) above, the later date of expiration of the 180-day period set forth in such clause (2)), or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (any such date being referred to as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of Pari Passu Debt to purchase the maximum principal amount of Notes and such Pari Passu Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such Pari Passu Debt plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $20.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $20.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such Pari Passu Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such Pari Passu Debt will be purchased on a pro rata basis based on the principal amount of Notes and such Pari Passu Debt tendered. Upon completion of each Asset Sale Offer, the Excess Proceeds subject to such Asset Sale will no longer be deemed to be Excess Proceeds.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain asset sale events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other similar agreements to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

Certain Covenants

Restricted Payments

(A) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) any Equity Interests of the Company or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Restricted Subsidiaries;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Note Guarantees (other than subordinated Indebtedness held by the Company or any Restricted Subsidiary thereof), except (x) a payment of interest or principal at the Stated Maturity thereof or (y) the purchase, repurchase, defeasance, redemption, prepayment or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, defeasance, redemption, prepayment or other acquisition; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof; and

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (9), (11)(a), (12), (14), (15) and (16) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing October 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the Qualified Proceeds received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company (or the issue or sale of Equity Interests (other than Disqualified Stock) of any direct or indirect parent entity of the Company the proceeds of which are contributed to the common equity capital of the Company)) or from the Incurrence of Indebtedness of the Company or any Restricted Subsidiary that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), plus

(c)	with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from payments of interest on Indebtedness held by the Company or any of its Restricted Subsidiaries, from dividends, repayments of loans or advances, or other transfers of assets, in each case, to the Company or any Restricted Subsidiary of the Company, from all cash, Cash Equivalents and the Fair Market Value of marketable securities, in each case, received by the Company or any Restricted Subsidiary of the Company as proceeds from the sale or other disposition of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee), from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries or from any Unrestricted Subsidiary merging into a Restricted Subsidiary (if the surviving entity is a Restricted Subsidiary and such merger complies with the terms of the Indenture), plus

(d)	in the event the Company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the Company’s or any Restricted Subsidiary’s existing Investment in such Person that was previously treated as a Restricted Payment pursuant to this clause (3).

(B) The preceding provisions will not prohibit, so long as, in the case of clauses (7), (10), (11), (12)(b), (13) and (17) below, no Default has occurred and is continuing or would be caused thereby:

(1)	the payment of any dividend, distribution or redemption payment within 60 days after the date of declaration of such dividend, distribution or the mailing of the relevant irrevocable redemption notice, if, at said date of declaration or mailing, such dividend, distribution or redemption payment, as the case may be, would have complied with the provisions of the Indenture;

(2)	the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(3)

the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company or any Restricted Subsidiary of the Company or of any direct or indirect parent entity of the Company in exchange for, or out of the net cash proceeds of a contribution to the common equity of the Company or a sale (other than to a Subsidiary of the Company) occurring no earlier than 90 days prior to such redemption, repurchase, retirement, defeasance or other acquisition (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any direct or indirect parent entity of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph (A);

(4)	the defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness subordinated to the Notes or the Note Guarantees, or of Disqualified Stock, with the net cash proceeds from an Incurrence of or in exchange for Permitted Refinancing Indebtedness;

(5)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a sale occurring no earlier than 90 days prior to such acquisition (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company (or Equity Interests of a direct or indirect parent entity of the Company if the net cash proceeds thereof are contributed to the Company); provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange and the Fair Market Value of such Investments will be excluded from clause (3)(b) of the preceding paragraph (A);

(6)	the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof and the withholding of a portion of such Capital Stock to pay taxes associated therewith;

(7)	(a) the repurchase, redemption or other acquisition, cancellation or retirement for value of any Equity Interests of the Company or (b) the payment of dividends or the making of advances by the Company to any direct or indirect parent entity of the Company to enable such parent entity to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of such parent entity, in the case of (a) or (b), held by any current or former employee, officer, director or consultant (or their authorized representatives or permitted transferees) of such parent entity, the Company or any Subsidiary of the Company or any such parent entity pursuant to the terms of any employee equity subscription agreement, employee benefit plan, stock option agreement or similar agreement entered into in the ordinary course of business or upon the death, disability, retirement or termination of employment of such Persons; provided that the aggregate of all amounts paid by the Company under clauses (a) and (b) in any calendar year will not exceed the sum of (i) $5.0 million (with unused amounts in any calendar year being carried over to the next succeeding (but no other) calendar year (without giving effect to payments or advances made pursuant to clause (b)), (ii) the aggregate net cash proceeds received by the Company during that calendar year from any issuance of Equity Interests (other than Disqualified Stock) of the Company and, to the extent such net cash proceeds are contributed to the common equity capital of the Company, of such parent entity to any current or former employee, officer, director or consultant (or their authorized representatives or permitted transferees) of such parent entity, the Company or any Subsidiary of the Company; provided that the amount of any such net cash proceeds that are used to permit such repurchase, redemption or other acquisition or retirement for value pursuant to this clause (7) shall be excluded from clause (3)(b) of the preceding paragraph (A), and (iii) the cash proceeds of key-man life insurance policies received by the Company or such parent entity (to the extent contributed to the common equity capital of the Company) or any Restricted Subsidiary of the Company after the Issue Date; provided further that the Company may elect to apply all or any portion of the amounts contemplated by clauses (ii) and (iii) in any fiscal year;

(8)	the payment of cash in lieu of fractional equity interests in the aggregate amount not to exceed $250,000;

(9)	the payment by the Company of Permitted Tax Distributions;

(10)

following the first public offering of the Company’s Common Stock or the Common Stock of any direct or indirect parent entity of the Company, as the case may be, after the Issue Date, the payment of dividends on the Company’s Common Stock (or the payment of dividends to such parent entity to fund the payment by such parent entity of dividends on such parent entity’s Common Stock) of up to 6% per annum of the net cash proceeds of such public offering received by, and in the case of a public offering of such parent entity, contributed to the common equity capital of, the Company; provided, however, that the aggregate amount of all such dividends shall not exceed the aggregate amount of net cash proceeds received by the Company (or so contributed to the Company) from such public offering;

(11)	(a) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company issued on or after the Issue Date in accordance with the covenant described under the caption “—Incurrence of Indebtedness” or (b) the declaration and payment of dividends to any direct or indirect parent entity of the Company for payment to holders of any class or series of Disqualified Stock of such direct or indirect parent entity issued on or after the Issue Date, the proceeds of which have been contributed to the Company; provided that the amount of dividends paid pursuant to this clause (11)(b) shall not exceed the aggregate amount of cash actually contributed to the common equity capital of the Company from the sale of such Disqualified Stock;

(12)	any payment of dividends, other distributions or other amounts or the making of loans or advances by the Company to any direct or indirect parent entity for the purposes set forth in clauses (a) and (b) below:

(a)	to pay reasonable accounting, legal, administrative and other general corporate and overhead expenses, franchise or similar taxes and other fees and expenses required to maintain such parent entity’s corporate existence and to provide for other reasonable operating costs, including customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of such parent entity and to pay reasonable directors’ fees and reasonable directors’ and officers’ liability insurance premiums and to reimburse reasonable out-of-pocket expenses of the Board of Directors of such parent entity, in each case, related to the ownership or operation of the Company or any Restricted Subsidiaries of the Company and including to pay reasonable fees and expenses, as incurred, of an offering of such parent entity’s securities or indebtedness that is not consummated, or of a registered public offering or of an acquisition which is not consummated, in each case, where the proceeds of such offering or such acquisition, as the case may be, was intended to be contributed to or combined with the Company or its Restricted Subsidiaries; and

(b)	to pay the Sponsor those amounts payable pursuant to the Management Agreement;

(13)	the repurchase of any Indebtedness of the Company that is by its express terms subordinated or junior in right of payment to the Notes or any Note Guarantee in the event of a change of control or asset sale pursuant to a provision in any agreement governing such Indebtedness that is similar to the provisions described under the caption “—Repurchase at the Option of the Holders—Change of Control” and “—Repurchase at the Option of the Holders—Asset Sales”; provided that (a) prior to consummating any such repurchase of Indebtedness, the Company has made the Change of Control Offer or Asset Sale Offer, as the case may be, required by the Indenture and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer, as the case may be, (b) such repurchase of Indebtedness shall occur within 90 days after the completion of such Change of Control Offer or Asset Sale Offer, as the case may be, and (c) the purchase price in connection with such repurchase will not exceed 101% (in the event such repurchase follows a Change of Control Offer) or 100% (in the event such repurchase follows an Asset Sale Offer) of the outstanding principal amount of such Indebtedness (plus accrued and unpaid interest and additional interest, if any);

(14)	any payment to the sellers of the purchase price for the Acquisition, as well as all fees and expenses related thereto, including, without limitation, the fees and expenses related to the Transactions and any payments to any direct or indirect parent entity of the Company in order for such parent entity to make such payments or distributions;

(15)	(a) the acquisition of any shares of Capital Stock (“Retired Capital Stock”) of the Company or any direct or indirect parent entity of the Company, either:

(x)	solely in exchange for shares of Capital Stock (other than Disqualified Stock) of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any direct or indirect parent entity of the Company; or

(y)	in exchange for or out of the net cash proceeds of a sale (occurring no earlier than 90 days prior to such acquisition) (other than to a Subsidiary of the Company) of shares of Capital Stock (other than Disqualified Stock) of the Company or, to the extent contributed to the common equity capital of the Company, Equity Interests of any direct or indirect parent entity of the Company (provided that the amount of any such net cash proceeds shall be excluded from clause (3)(b) of the preceding paragraph (A));

(clauses (x) and (y) collectively, “Refunding Capital Stock”); and

(b) the declaration and payment of dividends on the Retired Capital Stock out of the net cash proceeds of the sale (occurring no earlier than 90 days prior to such acquisition) (other than to a Subsidiary of the Company) of Refunding Capital Stock (provided that the amount of any such net cash proceeds shall be excluded from clause (3)(b) of the preceding paragraph (A));

(16)	(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock issued by the Company after the Issue Date; or

(b) the declaration and payment of dividends to a direct or indirect parent entity of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of such parent entity issued after the Issue Date;

provided, however, that, in each case (x) after giving effect to the issuance of such Designated Preferred Stock (and the payment of dividends or distributions) on a proforma basis, the Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness” and (y) the amount of dividends paid pursuant to this clause (16) shall not exceed the aggregate amount of cash actually contributed to the common equity capital of the Company from the sale of such Designated Preferred Stock; and

(17)	other Restricted Payments in an aggregate amount not to exceed $10.0 million.

In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes or any Note Guarantee, then the Net Cash Proceeds of such issuance shall be included in clause (3)(b) of paragraph (A) of this “Limitation on Restricted Payments” covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, in the event that a Restricted Payment or a Permitted Investment meets the criteria of more than one of the types of Restricted Payments described in the above clauses (1) through (17) above, paragraph (A) of this “Limitation on Restricted Payments” covenant, or one or more clauses of the definition of Permitted Investments, the Company, in its sole discretion, may order and classify, and from time to time may reclassify, all or a portion of such Restricted Payment or Permitted Investment if it would have been permitted at the time such Restricted Payment or Permitted Investment was made or at the time of such reclassification.

Incurrence of Indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company or any Subsidiary Guarantor may Incur Indebtedness

(and the Company or any of its Restricted Subsidiaries may Incur Acquired Indebtedness) if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness under Credit Facilities (including, without limitation, the Incurrence by Restricted Subsidiaries of Guarantees thereof and the issuance of letters of credit and bankers’ acceptances thereunder) in an aggregate amount at any one time outstanding pursuant to this clause (1) not to exceed the greater of (a) $220.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” (provided that the Company and its Restricted Subsidiaries will not be required to use Asset Sale proceeds to permanently reduce revolver commitments) or (b) the sum of (x) $65.0 million plus (y) the Borrowing Base (provided, however, that, in the case of each of subclauses (a) and (b), Indebtedness Incurred by any Restricted Subsidiaries of the Company that are not Guarantors (pursuant to this clause (1)) shall be limited to $50.0 million at any time outstanding);

(2)	the Incurrence of Existing Indebtedness;

(3)	the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date (as well as the notes and Guarantees issued in exchange therefor pursuant to the Registration Rights Agreement);

(4)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of installation, construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed the greater of (i) $15.0 million and (ii) 2.5% of Consolidated Net Tangible Assets;

(5)	the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), (13) or (17) of this paragraph;

(6)	the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries (including, without limitation, the issuance of Preferred Stock of a Restricted Subsidiary to the Company or another Restricted Subsidiary); provided, however, that:

(a)	if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and the obligee is not the Company or a Subsidiary Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Subsidiary Guarantor;

(b)	Indebtedness owed to the Company or any Subsidiary Guarantor must be evidenced by an unsubordinated promissory note, unless (i) the obligor under such Indebtedness is the Company or a Subsidiary Guarantor or (ii) such promissory note is used to finance a Restricted Subsidiary’s working capital or other operating requirements, consistent with the Company’s past practice; and

(c)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	(a) the Guarantee by the Company or any of the Subsidiary Guarantors of Indebtedness of the Company or a Subsidiary Guarantor that was permitted to be Incurred by another provision of this covenant and (b) the Guarantee by a Foreign Subsidiary of Indebtedness of another Foreign Subsidiary that was permitted to be Incurred by another provision of this covenant, so long as such Subsidiary Guarantor (in the case of clause (a)) or such Foreign Subsidiary (in the case of clause (b)) complies with the covenant described under the caption “Guarantees”;

(8)	the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount of such Indebtedness does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with any such disposition;

(10)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business days of its Incurrence;

(11)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(12)	the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(13)	Contribution Indebtedness;

(14)	Indebtedness of the Company or any Restricted Subsidiary of the Company in respect of bid, payment and performance bonds, bankers’ acceptances, workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and any letter of credit issued in connection with the foregoing), and in any such case any reimbursement obligation in connection therewith;

(15)	Indebtedness Incurred by an Accounts Receivable Subsidiary that is non-recourse to the Company or any of its other Restricted Subsidiaries (other than Standard Receivables Undertakings) in connection with a Qualified Receivables Transaction;

(16)	Indebtedness of the Company or any Restricted Subsidiary of the Company supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit; provided that if (a) the Indebtedness represented by such letter of credit is Incurred under any of the clauses of this covenant and (b) the Indebtedness Incurred under this clause (16) is at any time no longer supported by such letter of credit, then the Indebtedness previously Incurred under this clause (16) will be classified under the first paragraph of this covenant or under another available clause under this covenant and, if such Indebtedness may not be so reclassified, then a Default under the Indenture will be deemed to have occurred; or

(17)	the Incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (17), not to exceed $25.0 million at any time outstanding (which amount may, but need not be, Incurred in whole or in part under a Credit Facility).

For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (17) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another of such clauses or the first paragraph of this covenant to the extent that such reclassified Indebtedness could be Incurred pursuant to such new clause or the first paragraph of this covenant at the time of such reclassification. Notwithstanding the foregoing (x) Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt and the Company will not be permitted to reclassify any portion of such Indebtedness thereafter and (y) Indebtedness representing the Notes issued on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (2) of the definition of Permitted Debt and the Company will not be permitted to reclassify any portion of such Indebtedness thereafter. Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies. In addition, for purposes of determining any particular amount of Indebtedness, any Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount will not be included.

The Company will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent. The Company will not permit any Guarantor to Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Guarantor unless it is subordinate in right of payment to such Guarantor’s Note Guarantee to the same extent. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets constituting Collateral, now owned or hereafter acquired.

Subject to the immediately preceding paragraph, the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets (other than property or assets constituting Collateral), now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the related Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Notwithstanding the foregoing, any Lien securing the Notes or a Guarantee granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon (a) the release by the holders of the Indebtedness described above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment of obligations under such Indebtedness), at such time as the holders of all such Indebtedness also release their Lien on the property or assets of the Company or such Restricted Subsidiary, (b) any sale, exchange or transfer to any Person other than the Company or any Restricted Subsidiary of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien in accordance with the terms of the Indenture, (c) in the case of a Lien on assets of a Guarantor securing a Guarantee, upon the release of such Guarantee in accordance with the terms of the Indenture, (d) payment in full of the principal of, and accrued interest and premium on the Notes, or (e) a defeasance or discharge of the Notes in accordance with the procedures described below under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge,” respectively.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions:

(1)	existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2)	set forth in the Indenture, the Notes and the Note Guarantees (and in the notes and Guarantees issued in exchange therefor pursuant to the Registration Rights Agreement);

(3)	existing under, by reason of or with respect to applicable law, rule, regulation or order including of any regulatory body;

(4)	with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired (including, but not limited to, such Person’s then existing direct and indirect Subsidiaries), and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5)	in the case of clause (3) of the first paragraph of this covenant:

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset (including any intellectual property) that is a lease, license, conveyance or contract or similar property or asset,

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture, or

(C)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(6)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition;

(7)	existing under restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(8)	under, by reason of or with respect to an agreement governing any other Indebtedness of the Company or any Restricted Subsidiary permitted to be Incurred under the Indenture; provided that, with respect to any agreement governing such other Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect, taken as a whole, than the provisions contained in the Indenture or the Credit Agreement, in each case, as in effect on the Issue Date (or, in the case of Permitted Refinancing Indebtedness, than those contained in the agreement being refinanced immediately prior to such refinancing);

(9)	encumbrances pursuant to the subordination provisions of any Indebtedness permitted to be Incurred by clause (6) of the definition of “Permitted Debt”;

(10)	existing under Indebtedness or contractual requirements of an Accounts Receivable Subsidiary in connection with a Qualified Receivables Transaction, so long as the restrictions only apply to such Accounts Receivable Subsidiary;

(11)	encumbrances on the assets or Capital Stock of Foreign Subsidiaries pursuant to Indebtedness of Foreign Subsidiaries permitted to be Incurred under the Indenture; provided that (a) such encumbrances are ordinary and customary with respect to the type of Indebtedness being Incurred and (b) such encumbrances will not affect the Company’s ability to make payments of principal or interest on the Notes, as determined in good faith by the Board of Directors of the Company;

(12)	provisions in joint venture agreements, partnership agreements, limited liability company organizational governance documents and other similar agreements and documents that restrict the transfer of ownership interests in such entity; and

(13)	customary restrictions on real property interests set forth in easements and similar arrangements of the Company or any Restricted Subsidiary.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1)	the Company or such Restricted Subsidiary, as applicable, could have Incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness” or under clause (4) of the definition of Permitted Debt;

(2)	the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction; and

(3)	the transfer of assets in that Sale and Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Merger, Consolidation or Sale of Assets

The Company will not, in a single transaction or series of related transactions, (1) consolidate or merge with or into another Person (whether or not the Company is the surviving entity) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either (a) the Company is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture, the Registration Rights Agreement and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee; provided, however, that in the event the successor entity in (a) or (b) is not a corporation, a corporate co-obligor will be required;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(3)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness”;

(4)	each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of the Company or the surviving Person in accordance with the Notes and the Indenture; and

(5)	the Company delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case, stating that such transaction and such agreement comply with this covenant and that all conditions precedent provided for herein relating to such transaction have been complied with.

Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the successor entity formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” will refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture.

In addition, the Company and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above of this covenant will not apply to (a) any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries, (b) any merger between the Company and any Affiliate of the Company organized solely for the purpose of reorganizing the Company in another state of the United States or the District of Columbia or (c) any merger, consolidation or reorganization of the Company with an Affiliate of the Company solely for the purpose of reorganizing to facilitate an initial public offering by the Company or any direct or indirect parent of the Company or of creating a holding company structure; provided that, in the case of this clause (c), the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, have a Fixed Charge Coverage Ratio for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction equal to or greater than immediately prior to such transaction.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), if the amount of such payment, loan or advance (in the case of a payment, loan or advance, as the case may be), the amount of indebtedness Guaranteed (in the case of a Guarantee) or the aggregate amount of consideration (in the case of any of the other foregoing transactions) exceeds $5.0 million, unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and

(2)	the Company delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the members of the Board of Directors of the Company; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	transactions between or among the Company and/or its Restricted Subsidiaries or any Person that will become a Restricted Subsidiary as part of any such transactions (but excluding any such transaction to the extent that any payments thereunder made by the Company or any of its Restricted Subsidiaries to such Person are substantially concurrently paid by such Person to any other Affiliate of the Company, except to the extent that any such concurrent payment would not be prohibited by this covenant);

(2)	payment of reasonable and customary fees and advances to, and reasonable and customary indemnification and similar payments on behalf of, directors, officers, employees or consultants of the Company, any direct or indirect parent entity of the Company or any Restricted Subsidiary of the Company;

(3)	Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “—Restricted Payments”;

(4)	any sale, issuance or award of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent entity of the Company;

(5)	transactions pursuant to agreements or arrangements in effect on the Issue Date and, if such agreements or arrangements are material to the Company and its Restricted Subsidiaries, described in the offering circular for the 2005 Notes, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(6)	agreements and transactions with customers, clients, suppliers or purchasers and sellers of goods or services, in each case, in the ordinary course of business and otherwise in compliance with the Indenture, which are fair to the Company or its Restricted Subsidiaries, or are on terms, taken as a whole, at least as favorable as might reasonably have been obtained at that time from a Person who is not an Affiliate of the Company;

(7)	contracts or agreements with, and payments by the Company or any of its Restricted Subsidiaries or any direct or indirect parent entity of the Company to, the Sponsor in connection with any financial advisory, consulting, management, financing, underwriting or placement services or any other investment banking, banking or similar services, including, without limitation, in connection with acquisitions or divestitures, which payments are (a) made pursuant to the agreements with the Sponsor in effect on the Issue Date or (b) approved by a majority of the members of the Board of Directors of the Company;

(8)	any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries or any direct or indirect parent entity of the Company, with directors, officers, employees and consultants of the Company or any of its Restricted Subsidiaries or any direct or indirect parent entity of the Company and the payment of compensation (in the form of cash, equity or otherwise) to such directors, officers, employees and consultants, or any of such individuals’ beneficiaries or estates (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment have been approved by a majority of the members of the Board of Directors of the Company;

(9)	shareholders and registration rights agreements among the Company and its shareholders;

(10)	any transaction in the ordinary course of business between the Company or a Restricted Subsidiary thereof, on the one hand, and a joint venture or similar entity engaged in a Permitted Business, on the other hand, which transaction would be subject to this covenant solely because the Company or any of its Restricted Subsidiaries owns Equity Interests in or otherwise controls such joint venture or similar entity;

(11)	the Acquisition and related transactions and the payment of all fees and expenses related to the Acquisition;

(12)	transactions with an Accounts Receivable Subsidiary in connection with a Qualified Receivables Transaction; and

(13)	any transaction described in and meeting the requirements of clause (c) of the last sentence of the last paragraph under the caption “—Merger, Consolidation or Sale of Assets.”

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided that:

(1)	any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “—Incurrence of Indebtedness”;

(2)	the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of such Subsidiary) will be deemed to be an Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3)	such Subsidiary does not hold any Liens on any property of the Company or any Restricted Subsidiary thereof;

(4)	the Subsidiary being so designated:

(a)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests of such Person or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c)	has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(5)	no Default or Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the

Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in subclause (a), (b) or (c) of clause (4) above, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Company will be in default under the Indenture.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1)	such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness”;

(2)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “—Restricted Payments”;

(3)	all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the caption “—Liens”; and

(4)	no Default or Event of Default would be in existence following such designation.

Guarantees

If (a) the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Excluded Subsidiary) on or after the Issue Date or (b) any Excluded Subsidiary ceases to meet the definition of Excluded Subsidiary, then that newly acquired or created Domestic Subsidiary or non-Excluded Subsidiary, as applicable, must become a Subsidiary Guarantor and execute a supplemental indenture, grant a Second Priority Lien to the Trustee on behalf of the Holders on all of its property and assets constituting Collateral and deliver an Opinion of Counsel to the Trustee. If the Company becomes a direct or indirect Subsidiary of any new parent entity (other than any direct or indirect parent entity of the Parent) after the Issue Date, then such parent entity must become a Guarantor and execute a supplemental indenture, grant a Second Priority Lien to the Trustee on behalf of the Holders on all of its property and assets constituting Collateral and deliver an Opinion of Counsel to the Trustee.

The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any other Restricted Subsidiary thereof (other than a Guarantee or pledge by a Foreign Subsidiary in respect of Indebtedness of another Foreign Subsidiary) unless such Restricted Subsidiary is a Subsidiary Guarantor or simultaneously delivers to the Trustee an Opinion of Counsel and executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Subsidiary’s Guarantee of such other Indebtedness and secured by a Second Priority Lien on its property and assets constituting Collateral.

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)

the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Subsidiary Guarantor under the Indenture, its Note Guarantee, the Registration Rights Agreement and the Security Documents pursuant to a supplemental indenture reasonably satisfactory to the Trustee; or

(b)	such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Neither the merger or consolidation of a Subsidiary Guarantor with and into the Company (with the Company being the surviving entity) or another Subsidiary Guarantor nor the sale of all or substantially all of a Subsidiary Guarantor’s assets to the Company or another Subsidiary Guarantor need comply with the prior paragraph. Notwithstanding the foregoing clauses (1) and (2), any Subsidiary Guarantor may merge with an Affiliate organized solely for the purpose of reorganizing the Subsidiary Guarantor in another jurisdiction, and the Subsidiary Guarantors may merge with an Affiliate as part of any internal reorganization.

The Note Guarantee of a Subsidiary Guarantor will be automatically released:

(1)	in connection with any sale or other disposition of all or a majority of the Capital Stock of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock of that Subsidiary Guarantor complies with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(2)	if the Company properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under the Indenture;

(3)	solely in the case of a Note Guarantee created pursuant to the second paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee;

(4)	if the Notes are discharged in accordance with the provisions described below under “Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge;” or

(5)	when such Subsidiary Guarantor becomes an Excluded Subsidiary.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

The Company will furnish to the Trustee and, upon request, to Holders of the Notes a copy of all of the information and reports referred to in clauses (1) and (2) below within the time periods specified in the Commission’s rules and regulations:

(1)	beginning with the report for the quarter ended September 30, 2005, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

After consummation of the Exchange Offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or taken together with all other Unrestricted Subsidiaries as a group, would constitute a Significant Subsidiary, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to in the first paragraph of this covenant to the Trustee and the Holders of Notes if the Company has filed such reports with the Commission via the Commission’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) (“EDGAR”) and such reports are publicly available or has included the information in the exchange offer registration statement or shelf registration statement required by the Registration Rights Agreement.

If at any time the Notes are Guaranteed by a direct or indirect parent entity of the Company and such parent entity has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the Holders of Notes, or filed electronically via EDGAR, the reports described herein with respect to such entity, as applicable, the Company shall be deemed to be in compliance with the provisions of this covenant.

In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to prospective investors designated by any Holder, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2)	default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to pay the purchase price for any Notes validly tendered in accordance with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control,” and/or “—Repurchase at the Option of Holders—Asset Sales” or to comply with the provisions under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	failure by the Parent, the Company or any of the Company’s Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture (including the indenture governing the Senior Subordinated Notes) or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Significant Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to make any payment when due at the final maturity (after giving effect to any applicable grace periods) of such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the amount of any such Indebtedness, together with the amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6)	failure by the Company or any of its Significant Subsidiaries to pay final, non-appealable judgments (to the extent not covered by insurance or bonded) aggregating in excess of $25.0 million, which judgments are not paid, vacated, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7)	except as permitted by the Indenture, any Note Guarantee issued by a Guarantor that is a Significant Subsidiary will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary, or any Person acting on behalf of such Guarantor, will deny or disaffirm its obligations under its Note Guarantee;

(8)	certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary); and

(9)	unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, default by the Company or any Significant Subsidiary in the performance of the Security Documents which adversely affects the enforceability, validity, perfection or priority of the Second Priority Liens on a material portion of the Collateral granted to the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, the repudiation or disaffirmation by the Company or any Significant Subsidiary of its material obligations under the Security Documents or the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any Significant Subsidiary party thereto for any reason with respect to a material portion of the Collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 30 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes and demanding that such default be remedied).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) above, the declaration of acceleration of the Notes will be automatically annulled if (1) the holders of all Indebtedness described in clause (5) above have rescinded the declaration of acceleration in respect of such Indebtedness within 4 days of the date of such declaration (and the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction) and (2) all existing Events of Default, except non-payment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Holders of the Notes may not enforce the Indenture, the Notes or the Security Documents except as provided in the Indenture and the Security Documents. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest or Additional Interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest or premium on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Floating Rate Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Floating Rate Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right will not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Within five Business Days after any Officer becomes aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company, the Parent or any of their respective Affiliates, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Floating Rate Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars and/or non-callable Government Securities (if applicable, in combination with Qualified Interest Rate Agreements) that through the payment of interest and principal (in respect of such cash or Government Securities) or other amounts (in respect of such Qualified Interest Rate Agreements) will provide funds (net of any amounts payable by the trust pursuant to any such Qualified Interest Rate Agreements) as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)

no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(7)	if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(8)	the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Note Guarantees, the Notes or the Security Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than the provisions under the covenants described under “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes then outstanding and a waiver of the payment default that resulted from such acceleration);

(5)	make any Floating Rate Note payable in money other than euros;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7)	release any Guarantor from any of its Guarantee obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9)	amend, change or modify in any material respect the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales” after the obligation to make such Asset Sale Offer has arisen, or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “—Repurchase at the Option of Holders—Change of Control” after such Change of Control has occurred (or has been publicly announced if a definitive agreement is in effect for such Change of Control at the time of such announcement), including, in each case, amending, changing or modifying any definition relating thereto in any material respect;

(10)	except as otherwise permitted under the covenants described under the captions “—Certain Covenants—Merger, Consolidation and Sale of Assets” and “—Certain Covenants—Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture;

(11)	amend or modify any of the provisions of the Indenture or the related definitions affecting the ranking of the Notes or any Note Guarantee in any manner which subordinates the Notes in right of payment to any other Indebtedness of the Company or the relevant Guarantor; provided, however, that the ranking provisions in the Indenture will not be affected by the existence or lack thereof of a security interest or by priority with respect to a security interest;

(12)	release the Collateral from the Second Priority Liens, except in accordance with the provisions of the Indenture and the Security Documents; or

(13)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes, the Notes Guarantees or the Security Documents:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3)	to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets in accordance with the terms of the Indenture;

(4)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act and to make any change requested or required by the Commission;

(6)	to comply with the provisions described under “—Certain Covenants—Guarantees”;

(7)	to evidence and provide for the acceptance of appointment by a successor Trustee;

(8)	to provide for the issuance of Additional Notes in accordance with the Indenture;

(9)	to comply with the rules of any applicable securities depositary;

(10)	to provide for additional or supplemental Security Documents or provide for additional Collateral;

(11)	to provide for the release of Collateral in accordance with the terms of the Indenture and the Security Documents;

(12)	to conform the text of the Indenture or the Notes to any provision of the “Description of Senior Secured Floating Rate Notes” section of the offering circular relating to the 2005 Notes to the extent such provision of the Indenture or the Notes was intended to conform to the text of such “Description of Senior Secured Floating Rate Notes” section; or

(13)	to provide for the issuance of exchange notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars and/or non-callable Government Securities (if applicable, in combination with Qualified Interest Rate Agreements) that through the payment of interest and principal (in respect of such cash or Government Securities) or other amounts (in respect of such Qualified Interest Rate Agreements) will provide funds (net of any amounts payable by the trust pursuant to any such Qualified Interest Rate Agreements) as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued and unpaid interest to the date of maturity or redemption;

(2)	no Default or Event of Default (other than that resulting from any borrowing of funds to be applied to make such deposit and the granting of Liens in connection therewith) will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and the Note Guarantees are governed by the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accounts Receivable Subsidiary” means a Subsidiary of the Company (other than a Guarantor) that engages in no activities other than in connection with the financing of Receivables Assets and that is designated by the Board of Directors of the Company (as provided below) as an Accounts Receivable Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Restricted Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Receivables Undertakings), (ii) is recourse to or obligates the Company or any other Restricted Subsidiary of the Company in any way other than pursuant to Standard Receivables Undertakings or (iii) subjects any property or asset of the Company or any other Restricted Subsidiary of the Company, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Receivables Undertakings, (b) with which neither the Company nor any other Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding (except in connection with a Qualified Receivables Transaction) other than on terms taken as a whole not materially less favorable to the Company or such other Restricted Subsidiary of the Company than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees, expenses and indemnities payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve a certain level of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and, in each case, not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation; provided that any Indebtedness of such Person that is extinguished, redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction pursuant to which such Person becomes a Restricted Subsidiary of the Company will not be Acquired Indebtedness.

“Acquisition” means the transactions contemplated by the Stock Purchase Agreement.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; and

(2)	the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1)	any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $5.0 million;

(2)	any sale, lease, conveyance, disposition or other transfer of assets or Equity Interests between or among the Company and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transactions);

(3)	any transaction governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/ or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(5)	the sale, lease, sublease, assignment, conveyance, disposition or other transfer of property, equipment, inventory, accounts receivable or other assets or services in the ordinary course of business;

(6)	the sale or other disposition of Cash Equivalents;

(7)	dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(8)	a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” and any Permitted Investment;

(9)	any sale, lease, conveyance, disposition or other transfer of any property, equipment or assets that has become damaged, worn out or obsolete or is no longer useful or usable in the Company’s business;

(10)	the licensing or sublicensing of intellectual property or other general intangibles to the extent that such license does not prohibit the licensor from using the intellectual property or other general intangibles;

(11)	the creation of a Lien not prohibited by the Indenture;

(12)	any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(13)	any issuance of, or disposition in connection with, directors’ qualifying shares or investments by foreign nationals mandated by foreign law;

(14)	any sale, conveyance, transfer or other disposition of Receivables Assets in connection with a Qualified Receivables Transaction;

(15)	foreclosures on assets;

(16)	the settlement, release or surrender of contract, tort or other claims of any kind; and

(17)	nonrecourse transfers (other than with respect to recourse for breach of representations, warranties and covenants customary for such types of transactions, as determined in good faith by the Company or such Restricted Subsidiary) of Receivables Assets to a commercial finance company by the Company or any of its Restricted Subsidiaries in exchange for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the book value thereof.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales or similar contingent amounts) during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that, in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definition of “Change of Control,” a duly authorized committee thereof;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution duly adopted by the Board of Directors of the Company and in full force and effect.

“Borrowing Base” means, as of any date, an amount equal to the sum of (i) 85% of the consolidated book value of the accounts receivable of the Company and its Restricted Subsidiaries (excluding any Accounts Receivable Subsidiary) and (ii) 50% of the consolidated net book value of the inventory of the Company and its Restricted Subsidiaries (other than any Accounts Receivable Subsidiary), in each case, as of the end of the most recent fiscal quarter for which internal financial statements are available and calculated in accordance with GAAP; provided that, for purposes of calculating the consolidated book value of the accounts receivable and inventory of the Company and its Restricted Subsidiaries (excluding any Accounts Receivable Subsidiary) investments in and acquisitions and dispositions of Persons or business entities or property and assets of any Person that (x) have been made after such most recent fiscal quarter for which internal financial statements are available or (y) are made at the time of Incurrence, and upon application of the proceeds, of the Indebtedness giving rise to the calculation of such Borrowing Base, in either case, by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations, will be given pro forma effect as if they had occurred immediately prior to the end of such fiscal quarter, calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, and pro forma effect will also be given to acquisitions, dispositions, investments, mergers and consolidations made after such most recent fiscal quarter for which internal financial statements are available by the business entities that are themselves acquired after such most recent fiscal quarter.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	United States dollars and any other currency that is convertible into U.S. dollars without legal restrictions and which is used by the Company or any of its Restricted Subsidiaries in the ordinary course;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), maturing, unless such securities are deposited to defease any Indebtedness, not more than two years from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers’ acceptances with maturities not exceeding two years and overnight bank deposits, in each case, with any commercial bank having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof) and a rating at the time of acquisition thereof of P-1 or better from Moody’s Investors Service, Inc. or A-1 or better from Standard & Poor’s Rating Services;

(4)	repurchase obligations with a term of not more than days for underlying securities of the types described in clauses (2) and (3) above and (6) below entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6)	securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and having maturities of not more than two years from the date of acquisition;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)	in the case of any Foreign Subsidiary, investments denominated in the currency of the jurisdiction in which such Foreign Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (7) above, including, without limitation, any deposit with a bank that is a lender to such Foreign Subsidiary.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Principals;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Parent or the Company;

(3)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals, becomes the Beneficial Owner, directly or indirectly, of shares representing more than 50% of the voting power of the Voting Stock of the Company;

(4)

the replacement of a majority of the Board of Directors of the Company or the Parent over a two-year period from the directors who constituted the Board of Directors of the Company or the Parent, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company or the Parent, as the case may be, then still in office who either were members of any such Board of Directors at the beginning of such period or whose election as a member of any such Board of Directors was previously so approved; or

(5)	the Parent ceases to own directly or indirectly 100% of the Equity Interests of the Company;

provided that, notwithstanding the foregoing, the occurrence of a reorganization that results in all the Capital Stock of the Company being held by a parent entity of the Company will not result in a Change of Control if the shareholders of such parent entity immediately after such reorganization are the beneficial shareholders of the Company immediately preceding such reorganization.

“Commission” means the United States Securities and Exchange Commission (or any successor agency).

“Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(4)	any amounts paid pursuant to the Management Agreement to the Sponsor or any of its Affiliates, to the extent such amounts were deducted in computing such Consolidated Net Income; plus

(5)	the amount of any restructuring charge or reserve (including, without limitation, retention, severance, excess pension costs, contract termination costs and costs to consolidate facilities and relocate employees) for such period, to the extent that any such charge or reserve was deducted in computing such Consolidated Net Income; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary thereof;

(2)	solely for purposes of “Certain Covenants—Restricted Payments,” the Net Income of any Restricted Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders, except to the extent that such Net Income is actually paid in cash (or to the extent converted into cash) to the Company or its Restricted Subsidiaries;

(3)	the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4)	the cumulative effect of a change in accounting principles will be excluded;

(5)	any non-cash impact attributable to the application of the purchase method of accounting in accordance with GAAP (including, without limitation, the mark up of inventory to fair value and the total amount of depreciation and amortization, cost of sales and other non-cash expense resulting from the write-up of assets for such period on a consolidated basis in accordance with GAAP to the extent such non-cash expense results from such purchase accounting adjustments) will be excluded;

(6)	fees, costs and expenses incurred by the Company or any of its Restricted Subsidiaries during any period in connection with the consummation of the Acquisition and the Exchange Offer and related transactions (including, without limitation, amortization of debt issuance costs, debt discount or premium and other financing fees and expenses directly relating thereto and write-offs of any debt issuance costs relating to Indebtedness being retired or repaid in connection with the Acquisition, as well as bonus payments paid to employees in connection with the consummation of the Acquisition but excluding any fees, costs, expenses and expenditures related to or incurred in connection with the integration of GPP and ESP and the establishment of the Company as a standalone corporate and operating entity, in each case, upon and following the consummation of the Acquisition) will be excluded;

(7)	any non-cash compensation charge, including any such charge arising from the grant of or issuance of any stock, stock options or other equity based awards, will be excluded;

(8)	unrealized gains and losses with respect to Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133—“Accounting for Derivative Instruments and Hedging Activities” or otherwise will be excluded;

(9)	any net after-tax extraordinary, unusual or nonrecurring gains or losses (including, without limitation, severance, relocation, transition and other restructuring costs) will be excluded;

(10)	any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statements Nos. 142 and No. 144 and the amortization of intangibles arising pursuant to Financial Accounting Standards Board No. 141 will be excluded;

(11)	non-recurring charges related to any acquisition or disposition (including any broker or other costs from proposed acquisitions or dispositions that are not consummated) or any public equity offering by the Company or any of its Restricted Subsidiaries will be excluded; and

(12)	unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person will be excluded;

“Consolidated Net Tangible Assets” means the aggregate amount of assets of the Company after deducting therefrom (to the extent otherwise included therein) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet (prior to the relevant date of determination) of the Company and its Restricted Subsidiaries in accordance with GAAP.

“Contribution Indebtedness” means Indebtedness of the Company or any Subsidiary Guarantor in an aggregate principal amount not greater than the aggregate amount of cash contributions made to the common equity capital of the Company after the Issue Date (other than any such contributions made by any Subsidiaries of the Company); provided that (A) such Contribution Indebtedness (x) is Incurred on the date of, or within 10 days after, the making of such cash contributions and (y) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the date of Incurrence thereof, and (B) such cash contributions have not been applied and, so long as such Contribution Indebtedness (and any Permitted Refinancing Indebtedness in respect thereof) is outstanding, are not applied, to make a Restricted Payment or a Permitted Investment (other than a Permitted Investment under clause (1), (2) or (3) of the definition of “Permitted Investments”).

“Credit Agreement” means the Credit Agreement dated as of the Issue Date by and among the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto in their capacities as lenders thereunder and Credit Suisse, as administrative agent, and Lehman Commercial Paper Inc., as syndication agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case, as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing (including pursuant to indentures, credit facilities, or commercial paper facilities with banks, investors, other lenders or institutional investors or by means of sales of debt securities to institutional investors or others), replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or other party.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), financings, commercial paper facilities or other debt instruments, indentures or agreements providing for revolving credit loans, term loans, receivables financing (including through the sale of Receivables Assets to such lenders or to special purpose entities formed to borrow from such lenders against such Receivables Assets), notes or letters of credit, bank products or other debt obligations and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, renewed, refunded, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders or other party.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent entity of the Company (in each case other than Disqualified Stock) that is issued for cash (other than to a Subsidiary of the Company) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate on the issuance date thereof, the cash proceeds of which are excluded from the calculation provided in clause (3)(b) of paragraph (A) of the covenant described under “—Certain Covenants—Restricted Payments.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless the Company first complies with the Change of Control and Asset Sale covenants in the Indenture. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“EURIBOR” means the applicable percentage rate for EURIBOR per annum as determined by the Banking Federation of the European Union for the relevant period as displayed on the appropriate page of the Telerate screen; or, if no screen rate is available for the applicable interest period, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Trustee at its request quoted by the reference banks under the Credit Agreement to leading banks in the European interbank market, in each case as of 11:00 a.m., London time, on the rate determination date, for the offering of deposits in euro for a period comparable to the quarterly interest period for which the rate is being set.

“Excluded Contract” means any agreement, contract, license, instrument, document or other general intangible, in each case, of the Company or a Guarantor, which prohibits or requires any consent for an assignment or a grant of a security interest therein, subject to certain exceptions.

“Excluded Equipment” means any equipment of the Company or any Guarantor, subject to certain exceptions, which is subject to or secured by a Capital Lease Obligation or purchase money indebtedness permitted by clause (4) of the definition of “Permitted Debt” if the documentation governing such obligation or indebtedness prohibits or requires any consent for an assignment thereof or a grant of a security interest therein and such prohibition or restriction relates only to the asset or assets acquired with the proceeds of such Capital Lease Obligation or purchase money indebtedness.

“Excluded Subsidiary” means (x) any Accounts Receivables Subsidiary and (y) any Restricted Subsidiary of the Company that is designated as an “Excluded Subsidiary” pursuant to an Officers’ Certificate delivered to the Trustee and that, at the time of such designation pursuant to this clause (y), has total assets with a Fair Market Value of less than $500,000; provided that the Fair Market Value of the total assets of all Restricted Subsidiaries that are Excluded Subsidiaries solely as a result of this clause (y), does not in the aggregate at any time exceed $2.0 million.

“Existing Indebtedness” means the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries (excluding Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees but including Indebtedness under the Senior Subordinated Notes and the related Guarantees of the Senior Subordinated Notes) in existence on the Issue Date, until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. The Board of Directors’ determination of Fair Market Value must be evidenced by a Board Resolution if the Fair Market Value exceeds $25.0 million.

“First Priority Lien Obligations” means:

(1)	Indebtedness Incurred under clause (8) of the definition of “Permitted Debt”;

(2)	Indebtedness (and related Obligations) in an aggregate amount when Incurred, together with all other Indebtedness secured by a Lien in reliance on this clause (2) and at that time outstanding, not to exceed the greater of (x) the sum of (A) the amount of Indebtedness Incurred and outstanding at such time under subclause (a) of clause (1) of the definition of “Permitted Debt” plus (B) the amount of Indebtedness available for Incurrence at such time under subclause (a) of clause (1) of the definition of “Permitted Debt” minus (C) $50 million and (y) the aggregate amount of Indebtedness that, if Incurred on such date of Incurrence, would result in the Company’s Secured Indebtedness Leverage Ratio being equal to 3.0 to 1.0; and

(3)	Indebtedness Incurred in accordance with the covenant “Certain Covenants—Incurrence of Indebtedness” in an aggregate amount outstanding at any time not to exceed $50.0 million.

“First Priority Lien Representative” means the administrative agent under the Credit Agreement and any replacements or successors thereof.

“First Priority Liens” means all Liens that secure the First Priority Lien Obligations.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, issues, assumes, repays, repurchases or redeems any Indebtedness (including Disqualified Stock) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, issuance, assumption, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)

Investments in and acquisitions and dispositions of Persons or business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act (except that pro forma effect may also be given to (a) any Pro Forma Cost Savings and (b) any cost savings described in the offering circular for the 2005 Notes provided that such cost savings, in the case of this clause (b), may not be applied for any fiscal period occurring after September 30, 2005), but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income (and pro forma effect shall also be given to acquisitions, dispositions, Investments, mergers and consolidations, made during the relevant four-quarter period by the business entities that are themselves acquired during such four-quarter period);

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4)	consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent not included under any other clause of this definition, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal; minus

(5)	interest income,

in each case, on a consolidated basis and in accordance with GAAP; provided, however, that Fixed Charges shall not include (x) the amortization or write-off of deferred financing fees or debt issuance costs or any expensing of bridge or any financing fees or (y) any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to Financial Accounting Standards Board Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities.”

“Foreign Subsidiary” means any Restricted Subsidiary of the Company other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person. For the avoidance of doubt, the term “Guarantee” shall not include Standard Receivables Undertakings.

“Guarantors” means:

(1)	the Initial Guarantors; and

(2)	any other Subsidiary or direct or indirect parent entity of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture;

and, in each case, their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“Holder” means a Person in whose name a Note is registered.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion or amortization of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms nor the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) nor the classification of Preferred Stock (other than Disqualified Stock) of the Company as Indebtedness under GAAP will be considered an Incurrence of Indebtedness; provided that, in each case, the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	in respect of Capital Lease Obligations and Attributable Debt;

(5)	in respect of the balance deferred and unpaid of the purchase price of any property or services, except (a) any such balance that constitutes an accrued expense or trade payable and (b) earnout or other similar obligations until such time as the amount of such obligation is capable of being determined and its payment is probable;

(6)	representing Hedging Obligations;

(7)	representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends; or

(8)	in the case of a Subsidiary of such Person, representing Preferred Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture. The term “Indebtedness” shall not include any obligation to make the working capital adjustment pursuant to Section 2.4(b) of the Stock Purchase Agreement.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than days past due, in the case of any other Indebtedness.

“Initial Guarantors” means (a) the Parent and (b) all of the Domestic Subsidiaries of the Company existing on the Issue Date.

“Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of the Issue Date, between the Collateral Agent and the First Priority Lien Representative, and acknowledged and consented to by the Company and the Guarantors, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date of original issuance of the Notes under the Indenture. The Notes were originally issued on October 12, 2005.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreement” means the Management Agreement, dated as of the Issue Date, between Pregis Holding II Corporation and AEA Investors LP, as in effect on the Issue Date, and as may be amended from time to time in a manner not adverse to the Holders of the Notes.

“Management Group” means the group consisting of (a) the directors and executive officers of the Company identified under the caption “Management” in the offering circular relating to the 2005 Notes (so long as such persons are the directors and executive officers, respectively, of the Company on the relevant date of determination) and (b) any other directors and executive officers, provided that such directors and executive officers (in the case of this clause (b)), on the relevant date of determination, own in the aggregate not more than 15% of the voting power of the Voting Stock of any direct or indirect parent entity of the Company.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted Subsidiary thereof and (6) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP or amounts required by contract to be held in escrow pending determination of whether a purchase price adjustment will be made; provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve or escrow pursuant to clause (6) no longer so held, will, in the case of each of subclauses (a) and (b), at that time become Net Proceeds.

“Note Guarantee” means a Guarantee of the Notes by the Parent, any other direct or indirect parent entity of the Company or any Subsidiary Guarantor pursuant to the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer, the controller or a vice president, or the principal accounting officer of the Company, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel which is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.

“Pari Passu Debt” means Indebtedness of the Company or any Guarantor that (a) ranks pari passu in right of payment with the obligations of the Company under the Notes or the obligations of such Guarantor under its Note Guarantee, (b) is secured by a Lien on the property or assets constituting Collateral (which Lien ranks at least equal to the Lien on the Collateral securing the Notes and any Note Guarantee) and (c) contains provisions similar to those set forth under the caption “—Repurchase at the Option of Holders—Asset Sales” with respect to offers to purchase or redeem with the proceeds of sales of assets.

“Permitted Business” means (1) any business conducted or proposed to be conducted (as described in the offering circular related to the 2005 Notes) by the Company and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, complementary or ancillary thereto and (2) any acquired business or group of businesses that derive the majority of their revenues from one or more businesses that meet the requirements of clause (1) above.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	any Investment in cash or Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6)	stock, obligations or securities received in satisfaction of judgments;

(7)	Investments in securities of customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such customers or in good faith settlement of delinquent obligations of, or other disputes with, such trade creditors;

(8)	loans and advances to directors, employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes (including, without limitation, in connection with the purchase of Capital Stock by such directors, employees and officers) not in excess of $5.0 million at any one time outstanding;

(9)	advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(10)	commission, payroll, travel, relocation and similar advances to directors, officers, employees and consultants of the Company or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(11)	Investments in existence on the Issue Date after giving effect to the Acquisition and an Investment in any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the Issue Date in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, that the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced;

(12)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business;

(13)	repurchases of Notes;

(14)	Investments acquired in connection with (and not created in anticipation of) an acquisition otherwise permitted by the Indenture;

(15)	Investments by the Company or a Restricted Subsidiary of the Company in an Accounts Receivable Subsidiary or any Investment by an Accounts Receivable Subsidiary in any other Person, in each case, in connection with a Qualified Receivables Transaction;

(16)	Investments by the Company or a Restricted Subsidiary in joint ventures or Unrestricted Subsidiaries having an aggregate Fair Market Value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) since the Issue Date, not to exceed $5.0 million; and

(17)	any Investment in any Person other than an Unrestricted Subsidiary (provided that any such Person is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person) having an aggregate Fair Market Value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17) since the Issue Date, not to exceed the greater of (x) $20.0 million and (y) 4.0% of Consolidated Net Tangible Assets; provided, however, that, if an Investment pursuant to this clause (17) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of the Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (17).

“Permitted Liens” means:

(1)	First Priority Liens;

(2)	Liens in favor of the Company or any Subsidiary Guarantor;

(3)	Liens on property or Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4)	Liens on property or Capital Stock existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5)	Second Priority Liens;

(6)	Third Priority Liens;

(7)	Liens existing on the Issue Date (other than any Liens securing Indebtedness Incurred under clauses (1) or (8) of the covenant described under the caption “Certain Covenants—Incurrence of Indebtedness”;

(8)	Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(9)	Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(10)	Liens securing obligations that do not exceed $5.0 million at any one time outstanding;

(11)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness”; provided that any such Lien (i) covers only the assets acquired, installed, constructed or improved with such Indebtedness and (ii) is created within 10 days of such acquisition, installation, construction or improvement;

(12)	Liens on assets and property of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries to the extent such Indebtedness is permitted to be Incurred under the provisions of the covenant “Certain Covenants—Incurrence of Indebtedness”;

(13)	Liens on and pledges of Equity Interests of an Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(14)	Liens securing Indebtedness of any Accounts Receivable Subsidiary and Liens on Receivables Assets that have been sold in transactions described in clause (17) of the second paragraph of the definition of “Asset Sale”;

(15)	Liens on property of an Excluded Subsidiary (other than an Accounts Receivable Subsidiary) securing Indebtedness of such Excluded Subsidiary;

(16)	Liens incurred or deposits or pledges made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security obligations or to secure letters of credit issued in the ordinary course of business in connection therewith;

(17)	Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(18)	survey exceptions, encumbrances, restrictions, encroachments, easements, licenses or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines, or zoning or other restrictions as to the use of properties, and defects or irregularities in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any of its Restricted Subsidiaries;

(19)	judgment and attachment Liens not giving rise to an Event of Default and notices of lispendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(20)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(21)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary thereof on deposit with or in possession of such bank;

(22)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense (other than any property that is the subject of a Sale and Leaseback Transaction);

(23)	Liens for taxes, assessments and governmental charges not yet delinquent or that are bonded or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(24)	Liens arising from precautionary UCC financing statements regarding operating leases or consignments;

(25)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(26)	Liens arising by operation of law, such as Liens in favor of mechanics, carriers, warehousemen, landlords, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business;

(27)	leases, subleases, assignments, licenses and sublicenses of real or personal property (including, without limitation, intellectual property) in the ordinary course of business;

(28)(a)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof and (b) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(29)(a)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business, (b) deposits made in the ordinary course of business to secure liability to insurance carriers and (c) deposits as security for the payment of rent incurred in the ordinary course of business; and

(30)	Liens solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement with respect to Investments permitted under the Indenture.

“Permitted Refinancing Indebtedness” means:

(A) any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes and is subordinated in right of payment to the Notes or the Note Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu in right of payment with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5)	(such Indebtedness is Incurred by either (a) with respect to Indebtedness of a Restricted Subsidiary that is not a Guarantor, any Restricted Subsidiary that is not a Guarantor or (b) the Company or any Guarantor; and

(B) any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace or refund, other Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock held by the Company or any of its Restricted Subsidiaries); provided that:

(1)	the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the liquidation or face value of the Disqualified Stock so extended, refinanced, renewed, replaced or refunded (plus all accrued dividends thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final redemption date later than the final redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(3)	such Permitted Refinancing Indebtedness has a final redemption date later than the final redemption date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Disqualified Stock being extended, refinanced, renewed, replaced or refunded;

(4)	such Permitted Refinancing Indebtedness is not redeemable at the option of the holder thereof or mandatorily redeemable prior to the final maturity of the Disqualified Stock being extended, refinanced, renewed, replaced or refunded; and

(5)	such Disqualified Stock is issued by either (a) with respect to Disqualified Stock issued by a Restricted Subsidiary that is not a Guarantor, any Restricted Subsidiary that is not a Guarantor or (b) the Company or any Guarantor.

“Permitted Tax Distribution” means in the event that the Company is a member of a consolidated, combined or similar U.S. federal, state or local income tax group of which a direct or indirect parent entity is the common parent, payments, dividends or distributions to such parent entity, in order to pay the portion of any such consolidated, combined or similar income taxes that are attributable to the income or operations of the Company and its Subsidiaries (to the extent such taxes are not payable directly by the Company and its Subsidiaries); provided that (x) the amount of such payments, dividends or distributions, plus the amount of any such taxes payable directly by the Company and its Subsidiaries, do not exceed a reasonable estimate of the amount of tax that the Company and its Subsidiaries would have paid as a stand alone consolidated, combined or similar U.S. federal, state or local income tax group of which the Company was the common parent plus any taxes imposed in connection with the income or operations of the Company as a result of such parent entity’s ownership of Capital Stock of the Company and (y) in the event that such reasonable estimate exceeds the actual amount that the Company would have been required to pay, such parent entity is required to repay the excess to the Company within a reasonable period after the later of the date on which such excess is determined and the date on which such parent entity receives any refund related to such excess.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.

“Principals” means (a) the Sponsor and (b) the Management Group. Any Person or Persons whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with such Person’s or Persons’ Affiliates that are controlled by such Person or Persons, constitute an additional Principal.

“Pro Forma Cost Savings” means, with respect to any period, the reductions in costs that are implemented, committed to be implemented, the commencement of implementation of which has begun or are reasonably expected to be implemented in good faith with respect to the business that was the subject of such acquisition within twelve months of the date of such acquisition and that are supportable and quantifiable, as if all such reductions in costs had been effected as of the beginning of such period, decreased by any non-one-time incremental expenses incurred or to be incurred during such four-quarter period in order to achieve such reduction in costs. Pro Forma Cost Savings described in the preceding sentence shall be accompanied by a certificate delivered to the Trustee from the Company’s Chief Financial Officer that outlines the specific actions taken or to be taken and the net cost reductions achieved or to be achieved from each such action and certifies that such cost reductions meet the criteria set forth in the preceding sentence.

“Qualified Interest Rate Agreement” means an interest rate swap agreement with a domestic commercial bank having, at all times, capital and surplus in excess of $500.0 million and a rating, with respect to its long-term U.S. dollar-denominated debt obligations, of at least Aa2 by Moody’s Investors Services, Inc. or AA by Standard & Poor’s Rating Services.

“Qualified Proceeds” means any of the following or any combination of the following:

(1)	net cash proceeds;

(2)	Cash Equivalents;

(3)	the fair market value of assets that are used or useful in a Permitted Business; and

(4)	the fair market value of the Capital Stock of any Person engaged in a Permitted Business if, in connection with the receipt by the Company or any Restricted Subsidiary of the Company of that Capital Stock,

(a)	such Person becomes a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary of the Company.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or by any Restricted Subsidiary of the Company pursuant to which the Company or any Restricted Subsidiary of the Company may sell, convey, grant or otherwise transfer to an Accounts Receivable Subsidiary, any accounts receivable (whether now existing or arising in the future) of the Company or any Restricted Subsidiary of the Company and any asset related thereto (or interests in the foregoing), including, without limitation, all collateral securing such accounts receivable, and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that in the good faith determination of the Company are customarily transferred, or in respect of which security interests are customarily granted, in connection with an asset securitization, factoring or other sale transaction involving accounts receivable.

“Receivables Assets” means accounts receivable and the assets related thereto, as described in the definition of Qualified Receivables Transaction (or interests in the foregoing).

“Registration Rights Agreement” means (1) with respect to the Outstanding Notes, the Registration Rights Agreement, dated as of October 5, 2009, among the Company, the Initial Guarantors, Credit Suisse Securities (Europe) Limited, Barclays Bank PLC and Goldman Sachs International, and (2) with respect to any Additional Notes, any registration rights agreement between the Company and the other parties thereto relating to the registration by the Company of such Additional Notes under the Securities Act.

“Replacement Assets” means (1) non-current assets or properties that will be used or useful in a Permitted Business (including any such assets or properties acquired through capital expenditures) and, to the extent that the Net Proceeds being applied relate to a sale of assets of a Guarantor, will be owned by a Subsidiary Guarantor or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary and, to the extent that the Net Proceeds being applied relate to a sale of assets of a Guarantor, a Subsidiary Guarantor.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means, with respect to any Person, any transaction (other than a transaction among the Company and its Restricted Subsidiaries) involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or otherwise transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

“Second Priority Lien Obligations” means the Indebtedness Incurred under the Notes (including any Additional Notes).

“Second Priority Liens” means all Liens that secure the Second Priority Lien Obligations.

“Secured Indebtedness” means any Indebtedness (other than Indebtedness permitted under clauses (6), (8), (9), (11), (14) and (15) of the definition of Permitted Debt) that is secured by a Lien (other than any Second Priority Liens and Third Priority Liens).

“Secured Indebtedness Leverage Ratio” means, with respect to any specified Person at any date, the ratio of (x) the Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date determined on a consolidated basis after giving effect to the Incurrence of the Secured Indebtedness giving rise to the need to make such calculation (including a pro forma application of the use of proceeds therefrom) to (y) Consolidated Cash Flow of such Person for the most recent four fiscal quarters for which internal financial statements are available immediately prior to such date of determination.

In addition, for purposes of calculating the Secured Indebtedness Leverage Ratio:

(1)	Investments in and acquisitions and dispositions of Persons or business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the calculation of the Secured Indebtedness Leverage Ratio is made will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act (except that pro forma effect may also be given to (a) any Pro Forma Cost Savings and (b) any cost savings described in the offering circular relating to the 2005 Notes provided that such cost savings, in the case of this clause (b), may not be applied for any fiscal period occurring after September 30, 2005), but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income (and pro forma effect shall also be given to acquisitions, dispositions, investments, mergers and consolidations made during the relevant four-quarter period by the business entities that are themselves acquired during such four quarter period); and

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded.

“Security Agreement” means (a) that certain Security Agreement, dated as of the Issue Date, among the Company, the Guarantors, the Trustee and the Collateral Agent and (b) all other security agreements, mortgages, pledges, collateral assignments or other instruments evidencing or creating any security interests in favor of the Collateral Agent, for the benefit of the Trustee and the Holders of the Notes and holders of other Second Priority Lien Obligations, in all or any portion of the Collateral, in each case, as amended, modified, restated, supplemented or replaced from time to time in accordance with their respective terms.

“Security Documents” means, collectively, (a) the Security Agreement and (b) the Intercreditor Agreement, in each case, as amended, amended and restated, supplemented, replaced or otherwise modified from time to time, in accordance with terms thereof.

“Security Interests” means the Liens on the Collateral created by the Security Documents in favor of the Collateral Agent for the benefit of the trustee and the Holders.

“Senior Subordinated Notes” means the Company’s 12 3/8% senior subordinated notes due 2013.

“Significant Subsidiary” means any Restricted Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.

“Sponsor” means AEA Investors LP, AEA Management (Cayman) Ltd., and their respective affiliates and funds managed by any of their managing directors or senior executives or entities they control.

“Standard Receivables Undertaking” means representations, warrantees, covenants, and indemnities entered into by the Company or any Restricted Subsidiary of the Company, which in the good faith judgment of the Board of Directors of the Company (or two officers pursuant to an Officers’ Certificate), are reasonably customary in an accounts receivable transaction.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock Purchase Agreement” means that certain Stock Purchase Agreement, dated as of June 23, 2005, as amended, among Pactiv Corporation, Pregis Holding Corporation (f/k/a PFP Holding II Corporation) and the other parties thereto, and the agreements and documents related thereto.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means any Restricted Subsidiary of the Company that guarantees the Company’s Obligations under the Notes in accordance with the terms of the Indenture, and its successors and assigns, until released from its obligations under such Guarantee and the Indenture in accordance with the terms of the Indenture.

“Third Priority Liens” means all Liens on the Collateral that secure Indebtedness on a third priority basis, provided that the Notes will be secured by Second Priority Liens to the extent any Indebtedness is secured by Third Priority Liens.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY, DELIVERY AND FORM

General

The exchange notes will be represented by one or more global notes in registered form without interest coupons attached (collectively, the “Global Notes”). The Global Notes will be deposited with, or on behalf of, a common depositary (the “Common Depositary”) for the accounts of Euroclear and Clearstream and registered in the name of the nominee of the Common Depositary.

Ownership of interests in the Global Notes (the “Book-Entry Interests”) will be limited to persons that have accounts with Euroclear and/or Clearstream, or persons that hold interests through such participants. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. Except under the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of certificated notes.

Book-Entry Interests will be shown on, and transfers thereof will be done only through, records maintained in book-entry form by Euroclear and Clearstream and their participants. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge Book-Entry Interests. In addition, while the notes are in global form, holders of Book-Entry Interests will not be considered the owners or “holders” of notes for any purpose.

So long as the notes are held in global form, Euroclear and/or Clearstream, as applicable (or their respective nominees), will be considered the sole holders of Global Notes for all purposes under the indenture. In addition, participants in Euroclear and/or Clearstream must rely on the procedures of Euroclear and/or Clearstream, as the case may be, and indirect participants must rely on the procedures of Euroclear, Clearstream and the participants through which they own Book-Entry Interests, to transfer their interests or to exercise any rights of holders under the indenture.

Neither we nor the trustees under the indenture will have any responsibility or be liable for any aspect of the records relating to the Book-Entry Interests.

Redemption of the Global Notes

In the event any Global Note (or any portion thereof) is redeemed, Euroclear and/or Clearstream (or their respective nominees), as applicable, will redeem an equal amount of the Book-Entry Interests in such Global Note from the amount received by it in respect of the redemption of such Global Note. The redemption price payable in connection with the redemption of such Book-Entry Interests will be equal to the amount received by Euroclear and Clearstream, as applicable, in connection with the redemption of such Global Note (or any portion thereof). We understand that, under existing practices of Euroclear and Clearstream, if fewer than all of the exchange notes are to be redeemed at any time, Euroclear and Clearstream will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no Book-Entry Interest of €50,000 principal amount or less may be redeemed in part.

Payments on Global Notes

We will make payments of any amounts owing in respect of the Global Notes (including principal, premium, if any, and interest) to the Common Depositary or its nominee, which will distribute such payments to participants in accordance with its procedures. We will make payments of all such amounts without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature except as may be required by law. We expect that standing customer instructions and customary practices will govern payments by participants to owners of Book-Entry Interests held through such participants.

Under the terms of the indenture, we and the trustee will treat the registered holders of the Global Notes (e.g. Euroclear or Clearstream (or their respective nominees)) as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the trustee nor any of our or its respective agents has or will have any responsibility or liability for:

•

any aspect of the records of Euroclear, Clearstream or any participant or indirect participant relating to payments made on account of a Book-Entry Interest or for maintaining, supervising or reviewing the records of Euroclear, Clearstream or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

•	Euroclear, Clearstream or any participant or indirect participant.

Payments by participants to owners of Book-Entry Interests held through participants are the responsibility of such participants.

Currency of Payment for the Global Notes

Except as may otherwise be agreed between Euroclear and/or Clearstream and any holder, the principal of, premium, if any, and interest on, and all other amounts payable in respect of, the Global Notes will be paid to holders of interests in such notes (the “Euroclear/Clearstream Holders”) through Euroclear and/or Clearstream in euro.

Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of the applicable clearing system) applicable thereto. Neither we nor the trustee nor any of our or their respective agents will be liable to any holder of a Global Note or any other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection with any such payment.

Action by Owners of Book-Entry Interests

Euroclear and Clearstream have advised us that they will take any action permitted to be taken by a holder of exchange notes at the direction of one or more participants to whose account the Book-Entry Interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Notes. However, if there is an event of default under a series of notes, each of Euroclear and Clearstream reserves the right to exchange the relevant Global Notes for definitive registered notes in certificated form (the “Definitive Registered Notes”), and to distribute Definitive Registered Notes to its participants.

Transfers

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of Euroclear and Clearstream and their respective direct or indirect participants, which rules and procedures may change from time to time.

Any Book-Entry Interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in any other Global Note of the same series will, upon transfer, cease to be a Book-Entry Interest in the first-mentioned Global Note and become a Book-Entry Interest in such other Global Note, and accordingly will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as it remains such a Book-Entry Interest.

Definitive Registered Notes

Under the terms of the indenture owners of the Book-Entry Interests will receive Definitive Registered Notes:

•	if Euroclear or Clearstream notifies us that it is unwilling or unable to continue as depositary for the Global Note, and we fail to appoint a successor;

•	following an event of default under the indenture; or

•	the Company, at its option, notifies the Trustee in writing that it elects to cause Definitive Registered Notes to be issued.

For so long as the notes are listed on the Irish Stock Exchange and its rules so require, if Definitive Registered Notes are issued, we will publish a notice in Dublin of any issuance of Definitive Registered Notes in a daily leading newspaper having general circulation in Ireland (which we expect to be the Irish Times) and send a copy of such notice to the Irish Stock Exchange.

In the case of the issuance of Definitive Registered Notes, the holder of a Definitive Registered Note may transfer such note by surrendering it to the registrar. In the event of a partial transfer or a partial redemption of a holding of Definitive Registered Notes represented by one Definitive Registered Note, a Definitive Registered Note will be issued to the transferee in respect of the part transferred, and a new Definitive Registered Note in respect of the balance of the holding not transferred or redeemed will be issued to the transferor or the holder, as applicable; provided that no Definitive Registered Note in a denomination less than €50,000 will be issued. We will bear the cost of preparing, printing, packaging and delivering the Definitive Registered Notes.

We will not be required to register the transfer or exchange of Definitive Registered Notes for a period of 15 calendar days preceding (a) the record date for any payment of interest on the notes, (b) any date fixed for redemption of the notes or (c) the date fixed for selection of the notes to be redeemed in part. Also, we are not required to register the transfer or exchange of any notes selected for redemption. In the event of the transfer of any Definitive Registered Note, the transfer agent may require a holder, among other things, to furnish appropriate endorsements and transfer documents as described in the indenture. We may require a holder to pay any taxes and fees required by law and permitted by the indenture.

If Definitive Registered Notes are issued and a holder thereof claims that such Definitive Registered Notes have been lost, destroyed or wrongfully taken or if such Definitive Registered Notes are mutilated and are surrendered to the registrar or at the office of a transfer agent, we will issue and the trustee will authenticate a replacement Definitive Registered Note if the trustee’s and our requirements are met. We or the trustee may require a holder requesting replacement of a Definitive Registered Note to furnish an indemnity bond sufficient in the judgment of both the trustee and us to protect us, the trustee or the paying agent appointed pursuant to the indenture from any loss which any of them may suffer if a Definitive Registered Note is replaced. We may charge for its expenses in replacing a Definitive Registered Note.

In case any such mutilated, destroyed, lost or stolen Definitive Registered Note has become or is about to become due and payable, or is about to be redeemed or purchased by us pursuant to the provisions of the indenture, we in our discretion may, instead of issuing a new Definitive Registered Note, pay, redeem or purchase such Definitive Registered Note, as the case may be.

Definitive Registered Notes may be transferred and exchanged for Book-Entry Interests in a Global Note only in accordance with the applicable indenture.

Information Concerning Euroclear and Clearstream

The following description of the operations and procedures of Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the relevant settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

Euroclear and Clearstream hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences and, in the case of a non-U.S. holder (as defined below), the material United States federal estate tax consequences, of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes. This summary applies to you only if you are a beneficial owner of an outstanding note or an exchange note and you hold such outstanding note or such exchange note as a capital asset (generally, investment property) and does not deal with special tax situations such as:

•	dealers in securities or currencies;

•	traders in securities;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	persons holding outstanding notes or exchange notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	persons subject to the alternative minimum tax;

•	certain United States expatriates;

•	financial institutions;

•	insurance companies;

•	controlled foreign corporations, foreign personal holding companies, passive foreign investment companies and regulated investment companies and shareholders of such corporations;

•	entities that are tax-exempt for United States federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and

•	pass-through entities, including partnerships and entities and arrangements classified as partnerships for United States federal tax purposes, and beneficial owners of pass-through entities.

If you are a partnership (or an entity or arrangement classified as a partnership for United States federal tax purposes) holding outstanding notes or exchange notes or a partner in such a partnership, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and you should consult your own tax advisor regarding the United States federal income and estate tax consequences of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes.

This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), Treasury regulations, administrative rulings and judicial authority, all as in effect or in existence as of the date of this offering circular. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes as set forth in this summary. Before you purchase exchange notes or exchange your outstanding notes for exchange notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of purchasing, owning and disposing of the exchange notes and exchanging the outstanding notes for the exchange notes that may be applicable to you.

United States Holders

The following summary applies to you only if you are a United States holder (as defined below). A “United States holder” is a beneficial owner of an outstanding note or an exchange note that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

•

a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

United States Federal Income Tax Consequences of the Exchange Offer

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. Accordingly, a United States holder that participates in the exchange offer will have the same tax basis in the exchange notes immediately after the exchange as the tax basis in the outstanding notes exchanged therefor immediately before the exchange and the United States holder’s holding period for the exchange notes will include the holding period for the outstanding notes exchanged therefor.

Pre-Issuance Accrued Interest

A portion of the price for the outstanding notes was attributable to unpaid interest on the notes accruing from July 15, 2009 (the “pre-issuance accrued interest”). Pursuant to certain regulations, we intend to treat a portion of the first interest payment on the outstanding notes as a return of the pre-issuance accrued interest, rather than an amount payable on the outstanding notes. The remainder of this summary assumes that the portion of the first interest payment on the outstanding notes equal to the amount of the pre-issuance accrued interest will be treated as a return of the pre-issuance accrued interest, rather than an amount payable on the outstanding notes.

Payments of Stated Interest and Original Issue Discount

Payments of stated interest on your exchange notes will be taxed as ordinary interest income. In addition:

•

if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your exchange notes in your gross income at the time you receive the interest; and

•

if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your exchange notes in your gross income at the time the interest accrues.

The “stated redemption price at maturity” of the outstanding notes exceeds their “issue price” by an amount that exceeds the statutory de minimis amount and, accordingly, the outstanding notes were issued with original issue discount (“OID”) for United States federal income tax purposes in an amount equal to such excess. Because the exchange of the outstanding notes for the exchange notes will not be a taxable event for United States federal income tax purposes, the exchange notes will be treated as issued with the same amount of OID as the outstanding notes exchanged therefor and will have the same issue date, issue price and adjusted issue price as the outstanding notes exchanged therefor.

In addition, because the exchange notes will be treated as issued with more than a de minimis amount of OID, the exchange notes will not be treated as part of the same issue as the 2005 notes for United States federal income tax purposes. Consequently, the exchange notes will not have the same issue date, issue price or adjusted issue price as the 2005 notes for such purposes.

Generally, a debt instrument is issued with OID if the excess of the stated redemption price at maturity of the debt instrument over its issue price is equal to or greater than a de minimis amount (generally 1/4 of 1% of the debt instrument’s stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity date). The stated redemption price at maturity of the exchange notes is the sum of all payments to be made under the exchange notes (excluding for this purpose, the pre-issuance accrued interest with respect to the outstanding notes described above) other than payments of “qualified stated interest”. All of the stated interest on the exchange notes is qualified stated interest, and thus the stated redemption price at maturity of the exchange notes equals their stated principal amount. The issue price of the exchange notes (defined for United States federal income tax purposes as the first price at which a substantial amount of the outstanding notes were sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) is €940 per €1,000 principal amount of exchange notes (excluding for this purpose, the pre-issuance accrued interest with respect to the outstanding notes described above).

You will be required to accrue and include OID in your gross income as ordinary income using a constant yield method, in advance of the receipt of the cash payment attributable to the OID, regardless of your regular method of accounting for United States federal income tax purposes. The amount of OID that you must include in your gross income for each taxable year is the sum of the daily portions of OID that accrue on your exchange notes (including, the sum of the daily portions of OID that accrue on the outstanding notes exchanged for such exchange notes in the exchange offer) for each day of the taxable year during which you hold the exchange notes (and the outstanding notes exchanged for such exchange notes in the exchange offer). The daily portion of OID is determined by allocating to each day of an accrual period (generally, the period between interest payment dates or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period is the product of the “adjusted issue price” (as defined below) of the exchange notes (or, the adjusted issue price of the outstanding notes exchanged for such exchange notes in the exchange offer) at the beginning of the accrual period multiplied by the yield to maturity of the exchange notes (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to reflect the length of the accrual period), reduced by the amount of any qualified stated interest allocable to such accrual period (excluding for this purpose, in the case of exchange notes received in exchange for outstanding notes pursuant to the exchange offer, the amount of any pre-issuance accrued interest paid on acquisition of the outstanding notes). Because the exchange notes bear interest at a floating rate of EURIBOR plus 5% per year, for this purpose, the amount of qualified stated interest and OID that accrues during an accrual period is determined by assuming that the interest rate on the exchange notes is a fixed rate equal to the value, as of the issue date of the outstanding notes, of EURIBOR plus 5%, and the amount of qualified stated interest allocable to an accrual period is increased or decreased if the amount of interest actually paid on the exchange notes (including, for this purpose, the amount of interest actually paid on the outstanding notes exchanged for such exchange notes in the exchange offer) during an accrual period exceeds or is less than the amount of interest so assumed to be paid. The adjusted issue price of the exchange notes (or, the outstanding notes exchanged for such exchange notes in the exchange offer) at the beginning of an accrual period generally will equal their issue price, increased by the aggregate amount of OID that has accrued on the exchange notes (including the aggregate amount of OID that has accrued on the outstanding notes exchanged therefor) in all prior accrual periods. The amount of OID included in your gross income will increase your adjusted tax basis in your exchange notes. Under these rules, you will have to include increasingly greater amounts of OID in successive accrual periods. You should consult your own tax advisor concerning the consequences of, and accrual of, OID on your exchange notes.

You generally may irrevocably elect to treat all interest on your exchange notes as OID and calculate the amount includible in income using a constant yield method. You should consult your own tax advisor regarding this election.

Payments on the exchange notes will be denominated and paid in euro and will be taxable to you under the following rules. If you are a cash basis United States holder, you will be required to include in income the U.S. dollar value of the euro amount of stated interest received, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize exchange gain or loss with respect to the receipt of such payment.

If you are a cash basis United States holder you will be required to include OID in gross income and, if you are an accrual basis United States holder you will be required to include stated interest and OID in gross income, in accordance with either of two methods. Under the first method, you will be required to include in gross income for each taxable year the U.S. dollar value of the stated interest and OID that has accrued during an accrual period in such year, determined by translating such stated interest and OID at the average rate of exchange for euros for such accrual period (or, with respect to an accrual period that spans two taxable years, at the average exchange rate for euros for the partial period within each taxable year). Under the second method, you may elect to translate stated interest and OID at the spot rate for euros on the last day of the accrual period (or the last day of the taxable year in the case of an accrual period that straddles your taxable year) or at the spot rate for euros on the date the payment of stated interest or the payment attributable to OID is received if such date is within five days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change it without the consent of the Internal Revenue Service (and, accordingly, you should consult your own tax advisor regarding the desirability, mechanics and collateral consequences of making this election). Upon receipt of a payment attributable to OID, if you are a cash basis United States holder, or upon receipt of a payment of stated interest or a payment attributable to OID, if you are an accrual basis United States holder, including amounts received upon the disposition of an exchange note attributable to accrued but unpaid stated interest or OID that you previously included in income, you will recognize exchange gain or loss in an amount equal to the difference (if any) between the U.S. dollar value of such payment (determined by translating any euros received at the spot rate in effect for euros on the date received) and the U.S. dollar value of the interest income or OID that you have previously included in income with respect to such payment, regardless of whether the payment is actually converted into U.S. dollars. For these purposes, all receipts on an exchange note will be viewed (i) first, as the receipt of any stated interest payment called for under the terms of the exchange notes, (ii) second, as the receipt of previously accrued OID (to the extent thereof) and (iii) third, as the receipt of principal. In general, exchange gain or loss will be treated as ordinary income or loss for United States federal income tax purposes.

If you receive a payment on an exchange note in U.S. dollars as a result of a currency conversion, the U.S. dollar amount so received might not be the same as the U.S. dollar amount required to be recognized as interest income or OID under the rules described above.

Acquisition Premium

If you purchase an exchange note (or, if you purchased an outstanding note for which the exchange note was exchanged, as the case may be) for a euro amount that exceeds the exchange note’s euro adjusted issue price and is less than or equal to the exchange note’s euro stated redemption price at maturity, you will be considered to have purchased the exchange note with “acquisition premium” in a euro amount equal to such excess. Under the acquisition premium rules, you will be permitted to reduce the euro amount of your OID accruals on the exchange note by a fraction, the numerator of which is the excess of your euro adjusted tax basis in the exchange note immediately after purchase over the exchange note’s euro adjusted issue price at the time of purchase (or, in the case of an exchange note received in exchange for an outstanding note pursuant to the exchange, the excess of your euro adjusted tax basis in the outstanding note immediately after purchase over the outstanding note’s euro adjusted issue price at the time of purchase) and the denominator of which is the total euro amount of unaccrued OID remaining on the exchange note. You will be required to recognize exchange gain or loss on the acquisition premium based on the difference in the spot rates for euros on the date that you acquired the exchange note (or the outstanding note for which the exchange note was exchanged, as the case may be) and each date that the acquisition premium reduces the euro amount of your OID accruals on the exchange note (or the outstanding note for which the exchange note was exchanged, as the case may be).

Bond Premium

If you purchase an exchange note (or, if you purchased an outstanding note for which the exchange note was exchanged, as the case may be) for a euro amount that exceeds the euro amount payable at maturity of the exchange note (or on an earlier call date if it results in a smaller excess), you will be considered to have purchased the exchange note with “bond premium” in a euro amount equal to such excess. It may be possible for you to elect to amortize this premium using a constant yield method over the term of the exchange note (or until an earlier call date, as applicable). If so, the bond premium will be amortized in euros. The amortized amount of the premium for a taxable year generally will be treated first as a reduction of the euro amount of interest on the exchange note (or, on the outstanding note for which the exchange note was exchanged, as the case may be) included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of your prior euro interest inclusions on the exchange note (or on the outstanding note for which the exchange note was exchanged, as the case may be), and finally as a carryforward allowable against your future euro interest inclusions on the exchange note. You will be required to recognize exchange gain or loss on bond premium that you have elected to amortize based on the difference in the spot rates for euros on the date you acquired the exchange note (or the outstanding note for which the exchange note was exchanged, as the case may be) and each date that the amortized amount of the premium reduces (or is deducted against) your euro interest inclusions on the exchange note (or the outstanding note for which the exchange note was exchanged, as the case may be). In addition, you will be required to reduce your euro tax basis in the exchange note (or the outstanding note for which the exchange note was exchanged, as the case may be) by the amount of the premium so amortized.

The election to amortize premium on a constant yield method, once made, applies to all taxable debt obligations held or subsequently acquired by you on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor concerning the computation and amortization of any bond premium on your exchange note.

Market Discount

If you purchase an exchange note (or, if you purchased the outstanding note for which the exchange note was exchanged, as the case may be) at a euro purchase price that is less than its euro “revised issue price” (as defined below), the excess of the revised issue price over your euro purchase price will be treated as “market discount”. However, the euro amount of market discount will be considered to be zero if it is less than the statutory de minimis amount equal to 1/4 of 1% of the euro stated redemption price at maturity of the exchange note multiplied by the number of complete years to maturity from the date you purchased the exchange note (or, the date you purchased the outstanding note for which the exchange note was exchanged, as the case may be). For this purpose, the revised issue price is equal to the euro issue price of the exchange note plus the aggregate euro amount of OID includible in the gross income of all holders of the exchange note (including, for this purpose, the aggregate euro amount of OID includible in the gross income of all holders of the outstanding note for which the exchange note was exchanged) for periods prior to your acquisition of the exchange note (or, the outstanding note for which the exchange note was exchanged, as the case may be), determined without regard to the acquisition premium rules discussed above under “—United States Holders—Acquisition Premium”.

Under the market discount rules of the Internal Revenue Code, you generally will be required to treat any principal payment on, or any gain recognized on the sale, exchange, retirement or other disposition of, an exchange note as ordinary income (generally treated as interest income) to the extent of the euro amount of market discount which accrued but was not previously included in income. The accrued market discount will be translated into U.S. dollars at the spot rate for euros in effect on the date that any principal payment is received or the exchange note is disposed of, and no part of the accrued market discount will be treated as exchange gain or loss. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of your interest expense on any indebtedness you incurred or continued to purchase or carry the exchange note. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the exchange note (or, the date you purchased the outstanding note for which the exchange note was exchanged, as the case may be) to the maturity date of the exchange note, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method.

Alternatively, you may elect to include market discount, as determined in euros, in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the exchange note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. If you make this election, you will be required to translate the euro amount of market discount that accrues in each accrual period into U.S. dollars at the average exchange rate for such accrual period. Upon the receipt of a principal payment on, or the disposition of, the exchange note, you will recognize exchange gain or loss in an amount equal to the difference between the U.S. dollar amount of the accrued market discount included in your income and the U.S. dollar amount of such accrued market discount computed based on the spot rate of exchange for euros in effect on the date the principal payment was received or the exchange note disposed of.

Constant Yield Election

As an alternative to the above-described rules for including interest payments, OID and any market discount in income and amortizing any bond premium and any acquisition premium, you may elect to include interest payments, OID and any market discount (including de minimis market discount) in income and amortize any bond premium and any acquisition premium on the constant yield method. If you make such an election, you will be deemed to have made an election to amortize bond premium on a constant yield method and an election to include market discount in income currently, which, as discussed above with respect to each such election, apply to all debt instruments held or subsequently acquired by you. Particularly if you are on the cash method of accounting for United States federal income tax purposes, a constant yield election may have the effect of causing you to include interest in income earlier than would be the case if no such election were made. The constant yield election described in this paragraph may not be revoked without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale or Other Taxable Disposition of Exchange Notes

Upon the sale, redemption, exchange, retirement or other taxable disposition of an exchange note (including any deemed exchange of exchange notes for “new” exchange notes that might occur for United States federal income tax purposes as a result of an assumption of our obligations under the notes by any Person, as described under “Description of Notes—Merger, Consolidation, or Sale of Assets” or as a result of any assumption of the obligations of a Guarantor by any Person, as described under “Description of Notes—Guarantees”), you will recognize taxable gain or loss equal to the difference, if any, between:

•

the U.S. dollar amount realized upon the sale, redemption, exchange, retirement or other taxable disposition (less an amount equal to any accrued and unpaid stated interest not previously included in income, which will be treated as a payment of interest for United States federal income tax purposes and will be taxable as ordinary income as described above in “—Payment of Stated Interest and OID”); and

•	your adjusted tax basis in the exchange note determined in U.S. dollars.

Subject to the foreign currency rules discussed below, such gain or loss will be capital gain or loss (except with respect to accrued market discount not previously included in income, which will be taxable as ordinary income, as discussed above). Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. This capital gain or loss will be long-term capital gain or loss if at the time of the disposition you have held the exchange note (taking into account for this purpose, in the case of an exchange note received in exchange for an outstanding note in the exchange offer, the period of time that you held the outstanding note) for more than one year. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011.

If your exchange note is sold, redeemed, exchanged or retired for an amount denominated in euros, then your U.S. dollar amount realized generally will be based on the spot rate for euros on the date of sale, redemption, exchange or retirement. If the exchange notes are traded on an established securities market and are sold by a cash method United States holder, the U.S. dollar amount realized will be determined by translating the euros received at the spot rate for euros on the settlement date of the disposition. An accrual method United States holder may elect the same treatment with respect to the disposition of an exchange note traded on an established securities market. If an accrual method United States holder makes this election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service. If an accrual method United States holder does not make this election, the holder will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate for euros on the date of the disposition and generally will recognize exchange gain or loss (generally treated as ordinary income or loss) equal to the difference (if any) between the U.S. dollar equivalent of the amount realized based on the spot rates for euros in effect on the date of disposition and the settlement date.

Your adjusted tax basis in an exchange note generally will equal your cost therefor (or, in the case of an exchange note acquired in exchange for an outstanding note in the exchange offer, the cost of the outstanding note), increased by the U.S. dollar amounts of OID and any accrued market discount on the exchange note (and, in the case of an exchange note acquired in exchange for an outstanding note in the exchange offer, the outstanding note) previously included in your gross income and decreased by the U.S. dollar amount of any bond premium on the exchange note (and, in the case of an exchange note acquired in exchange for an outstanding note in the exchange offer, the outstanding note) previously amortized by you. If you purchased an exchange note (or, if you purchased an outstanding note for which the exchange note was exchanged) with euros, your cost generally will be the U.S. dollar value of the euro amount paid for the exchange note (or, the U.S. dollar value of the euro amount paid for the outstanding note, as the case may be) determined at the spot rate for euros on the date of purchase. If the exchange notes are traded on an established securities market and are purchased by a cash method United States holder, the U.S. dollar amount of the euro purchase price will be determined by translating the euros paid at the spot rate for euros on the settlement date of the purchase. An accrual method United States holder may elect the same treatment with respect to the purchase of an exchange note traded on an established securities market. As mentioned above, if an accrual method United States holder makes this election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service. If an accrual method United States holder does not make this election, the holder will determine the U.S. dollar equivalent of the euro purchase price by translating that amount at the spot rate for euros on the date of the purchase of the exchange note and generally will recognize exchange gain or loss (generally treated as ordinary income or loss) equal to the difference (if any) between the U.S. dollar equivalent of the euro purchase price based on the spot rates for euros in effect on the date of purchase and the settlement date.

Exchange Gain or Loss with Respect to Foreign Currency

Upon disposition (including the sale, redemption, exchange, retirement or other disposition) of an exchange note, you will recognize exchange gain or loss attributable to the movement in exchange rates between the time of purchase of the exchange note (or, in the case of an exchange note acquired in exchange for an outstanding note in the exchange offer, the time of purchase of the outstanding note) and the time of disposition (including the sale, redemption, exchange, retirement or other disposition) of the exchange note. Gain or loss attributable to the movement of exchange rates will equal the difference between (1) the U.S. dollar value of the euro principal amount of the exchange note, determined as of the date you disposed of the exchange note based on the spot rate for euros on that date, and (2) the U.S. dollar value of the euro principal amount of the exchange note, determined as of the date you acquired the exchange note (or, in the case of an exchange note acquired in exchange for an outstanding note in the exchange offer, the euro principal amount of the outstanding note, determined as of the date you acquired the outstanding note) based on the spot rate for euros on that date. For this purpose, the principal amount of the exchange note is equal to your purchase price for the exchange note in euros (or, in the case of an exchange note acquired in exchange for an outstanding note in the exchange offer, your purchase price for the outstanding note in euros, which should exclude for this purpose the amount of any pre-issuance accrued interest paid on acquisition of the outstanding note), decreased by the amortized portion of any bond premium or acquisition premium, as applicable. Such gain or loss generally will be treated as ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in Treasury regulations or administrative pronouncements of the IRS). The realization of such gain or loss, including with respect to payments of accrued stated interest and OID, will be limited to the amount of overall gain or loss realized on the disposition of an exchange note.

If you purchase an exchange note (or, if you purchased an outstanding note for which the exchange note was exchanged, as the case may be) with previously owned foreign currency, you generally will recognize exchange gain or loss equal to the difference, if any, between your tax basis in such foreign currency in U.S. dollars and the fair market value of the foreign currency in U.S. dollars on the date of payment of the foreign currency. Such gain or loss generally will be ordinary income or loss.

Your tax basis in the euros received as stated interest on, or received on the sale, exchange, retirement or other disposition of, an exchange note will be the U.S. dollar value thereof at the spot rate for euros in effect on the date you receive the euros. If you convert into U.S. dollars any euros received as a payment on your exchange note or on a disposition of your exchange note, or you otherwise dispose of such euros received, in general, you will recognize exchange gain or loss equal to the difference, if any, between your tax basis in such euros in U.S. dollars and the fair market value of the euros in U.S. dollars on the date of the conversion or disposition of the euros. Such gain or loss generally will be ordinary income or loss.

Tax Return Disclosure Requirement

You may be required to report a sale, retirement or other disposition of exchange notes or a payment of accrued stated interest or OID on the exchange notes on IRS Form 8886 (Reportable Transaction Disclosure Statement) if you recognize exchange loss on an exchange note that exceeds U.S. $50,000 in a single taxable year from a single transaction, if you are an individual or trust, or higher amounts if you are a non-individual United States holder. You are advised to consult your tax advisor in this regard.

Backup Withholding

In general, “backup withholding” at a rate of 28% (which rate is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) may apply:

•	to any payments made to you of principal of and stated interest and OID on your exchange note, and

•	to payment of the proceeds of a sale or other disposition of your exchange note,

if you are a non-corporate United States holder and you fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is timely provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are a beneficial owner of an exchange note and you are neither a United States holder (as defined above) nor a partnership (or an entity or arrangement classified as a partnership for United States federal tax purposes) (a “non-U.S. holder”). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways, being present in the United States:

•	on at least 31 days in the calendar year, and

•

for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and stated interest and OID on your exchange notes under the “portfolio interest” exception of the Internal Revenue Code, provided that in the case of stated interest and OID:

•

you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871 (h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

•

you are not a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code);

•	you are not a bank receiving stated interest and OID described in section 881(c)(3)(A) of the Internal Revenue Code;

•

such stated interest and OID is not effectively connected with your conduct of a United States trade or business or, if required by an applicable income tax treaty, is not attributable to a United States “permanent establishment” maintained by you; and

•

you provide a signed written statement, on an Internal Revenue Service Form W–8BEN (or other applicable form) which can reliably be related to you, certifying under penalties of perjury that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

(A)	us or our paying agent; or

(B)	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your exchange notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

The applicable Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If you cannot satisfy the requirements of the “portfolio interest” exception described above, payments of stated interest and OID made to you will be subject to 30% United States federal withholding tax unless you provide us or our paying agent with a properly executed (1) Internal Revenue Service Form W-8ECI (or other applicable form) stating that stated interest and OID paid on your exchange notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States, or (2) Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

United States Federal Income Tax

Except for the possible application of United States federal withholding tax (see “Material United States Federal Income and Estate Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax” above) and backup withholding tax (see “Material United States Federal Income and Estate Tax Considerations—Non-U.S. Holders-Backup Withholding and Information Reporting” below), you generally will not have to pay United States federal income tax on payments of principal of and stated interest and OID on your exchange notes, or on any gain or accrued stated interest or OID recognized from the sale, redemption, retirement at maturity or other disposition of your exchange notes unless:

•

in the case of payments of stated interest or disposition proceeds representing accrued stated interest or OID, you cannot satisfy the requirements of the “portfolio interest” exception described above (and your United States federal income tax liability has not been satisfied through the United States federal withholding described above);

•

in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your exchange notes and specific other conditions are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses recognized in the same taxable year, generally will be subject to a flat 30% United States federal income tax, even though you are not considered a resident alien under the Internal Revenue Code); or

•

the stated interest, OID or gain is effectively connected with your conduct of a United States trade or business and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and stated interest, OID or gain in respect of your exchange notes is effectively connected with the conduct of your trade or business (and, if required by an applicable income tax treaty, is attributable to a United States “permanent establishment” maintained by you), the stated interest, OID or gain generally will be subject to United States federal income tax on a net basis at the regular graduated rates and in the manner applicable to a United States holder (although the stated interest and OID will be exempt from the withholding tax discussed in the preceding paragraphs if you provide a properly executed Internal Revenue Service Form W-8ECI (or other applicable form) on or before any payment date to claim the exemption). In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits (attributable to interest, OID or otherwise) for the taxable year, as adjusted for certain items, unless a lower rate applies to you under an applicable United States income tax treaty.

United States Federal Estate Tax

If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your exchange notes generally will not be subject to the United States federal estate tax, unless, at the time of your death:

•

you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

•	your stated interest and OID on the exchange notes is effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “Material United States Federal Income and Estate Tax Considerations—Non-U.S. Holders—United States Federal Withholding Tax” above, and provided that neither we nor our paying agent has actual knowledge that you are a United States holder. However, we or our paying agent may be required to report to the Internal Revenue Service and you payments of stated interest and OID on the exchange notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and OID payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of a treaty or agreement.

The gross proceeds from the disposition of your exchange notes may be subject to information reporting and backup withholding tax at a rate of up 28% (which rate is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011). If you sell your exchange notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your exchange notes through a non-U.S. office of a broker that:

•	is a United States person (as defined in the Internal Revenue Code);

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

(A)	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

(B)	the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your exchange notes to or through a U.S. office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

European Union Directive on Taxation of Savings Income

Under European Union Council Directive 2003/48/EC regarding the taxation of savings income (the “EU Tax Directive”), each member state of the European Union (“Member States”) is required to provide to the tax authorities of each other Member State the details of payments of interest and other similar income made by a person within the jurisdiction of the first Member State to an individual, or certain other persons, resident in that other Member State, except that Austria, Belgium and Luxembourg are instead required to operate a withholding system for a transitional period unless during such period they elect otherwise.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by holders thereof, other than any holder which is (A) an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, (B) a broker-dealer who acquired notes directly from our company or (C) broker-dealers who acquired notes as a result of market-making or other trading activities, without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, broker-dealers receiving the exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that these broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer, other than a resale of an unsold allotment from the sale of the outstanding notes to the initial purchasers thereof, with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit these broker-dealers to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to, and promptly send additional copies of this prospectus, and any amendment or supplement to this prospectus, to, any broker-dealer that requests such documents in the letter of transmittal for use in connection with any such resale. In addition, until            , all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

Each holder of the outstanding notes who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay the expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. As allowed by SEC rules, this prospectus, which is a part of the registration statement, omits certain information included in that registration statement and the exhibits thereto. For further information with respect to us and the exchange notes, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended. However, under the indenture for the notes, we have agreed to furnish to the trustee under the indenture and, upon request, to holders (as defined in the indenture) of the notes (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports, within the time periods specified in the SEC’s rules and regulations.

After consummation of the exchange offer, whether or not required by the rules and regulations of the SEC, the indenture for the notes provides that we will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the SEC within the time periods specified in the SEC’s rules and regulations unless the SEC will not accept such a filing. The indenture for the notes also provides that Pregis Holding II Corporation may comply with the periodic reporting requirements of the Exchange Act in lieu of us. In accordance therewith, Pregis Holding II Corporation, and not Pregis Corporation, will file reports and other information with the SEC.

In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to prospective investors designated by any holder, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s Internet site at http://www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Pregis Corporation

1650 Lake Cook Road, Suite 400

Deerfield, IL 60015

Attention: Chief Financial Officer

(847) 597-2200

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than                     , which is five business days prior to the expiration of the exchange offer.

LEGAL MATTERS

The validity of the exchange notes offered hereby and the guarantees thereof will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP, on behalf of its partners, indirectly owns an equity interest in Pregis Holding II, our sole shareholder.

EXPERTS

The consolidated balance sheets of Pregis Holding II Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2008, appearing in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of Pregis Holding II Corporation

We have audited the accompanying consolidated balance sheets as of December 31, 2008 and 2007 of Pregis Holding II Corporation and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008, 2007 and 2006. Our audits also included the financial statement schedule listed in the index to the financial statements as “Schedule II—Valuation and Qualifying Accounts”. These financial statements and schedule are the responsibility of Pregis Holding II Corporation’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pregis Holding II Corporation at December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States. Also in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

During 2007, as discussed in Note 16 to the financial statements, the Company adopted FASB Statement No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”.

/s/ Ernst & Young LLP

Chicago, Illinois

March 24, 2009

PREGIS HOLDING II CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$41,179	$34,989
Accounts receivable
Trade, net of allowances of $5,357 and $5,313, respectively	121,736	148,045
Other	13,829	18,532
Inventories, net	87,867	108,914
Deferred income taxes	4,336	2,991
Due from Pactiv	1,399	7,072
Prepayments and other current assets	8,435	9,187

Total current assets	278,781	329,730
Property, plant and equipment, net	245,124	277,398
Other assets
Goodwill	127,395	150,000
Intangible assets, net	41,254	47,910
Deferred financing costs, net	7,734	10,080
Due from Pactiv, long-term	13,234	12,229
Pension and related assets	22,430	25,659
Other	424	2,313

Total other assets	212,471	248,191

Total assets	$736,376	$855,319

Liabilities and stockholder’s equity
Current liabilities
Current portion of long-term debt	$4,902	$2,120
Accounts payable	79,092	100,326
Accrued income taxes	6,964	13,900
Accrued payroll and benefits	11,653	19,814
Accrued interest	6,905	6,775
Other	21,740	22,436

Total current liabilities	131,256	165,371
Long-term debt	460,714	475,604
Deferred income taxes	24,913	34,589
Long-term income tax liabilities	11,310	9,585
Pension and related liabilities	6,119	9,389
Other	11,963	7,124
Stockholder’s equity:
Common stock—$0.01 par value; 1,000 shares authorized, 149.0035 shares issued and outstanding at December 31, 2008 and 2007	—	—
Additional paid-in capital	150,610	149,659
Accumulated deficit	(64,318)	(16,588)
Accumulated other comprehensive income	3,809	20,586

Total stockholder’s equity	90,101	153,657

Total liabilities and stockholder’s equity	$736,376	$855,319

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Year ended December 31,
	2008	2007	2006
Net sales	$1,019,364	$979,399	$925,499

Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	798,690	740,235	713,550
Selling, general and administrative	127,800	137,180	125,944
Depreciation and amortization	52,344	55,799	53,179
Goodwill impairment	19,057	—	—
Other operating expense, net	8,146	190	234

Total operating costs and expenses	1,006,037	933,404	892,907

Operating income	13,327	45,995	32,592
Interest expense	49,069	46,730	42,535
Interest income	(875)	(1,325)	(246)
Foreign exchange loss (gain), net	14,728	(2,339)	(6,139)

Income (loss) before income taxes	(49,595)	2,929	(3,558)
Income tax expense (benefit)	(1,865)	7,708	4,842

Net loss	$(47,730)	$(4,779)	$(8,400)

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity	Total Comprehensive Income (Loss)
Balance at January 1, 2006	$—	$149,004	$(3,409)	$(767)	$144,828
Stock-based compensation		97			97
Net loss			(8,400)		(8,400)	$(8,400)
Other comprehensive income:
Foreign currency translation adjustment				6,478	6,478	6,478
Increase in fair value of derivatives qualifying as cash flow hedges, net of tax of $744				1,257	1,257	1,257

Total comprehensive loss						$(665)

Balance at December 31, 2006	—	149,101	(11,809)	6,968	144,260
Stock-based compensation		558			558
Net loss			(4,779)		(4,779)	$(4,779)
Other comprehensive income:
Foreign currency translation adjustment				2,320	2,320	2,320
Adoption of SFAS No. 158, net of tax of $4,266				11,058	11,058
Increase in fair value of derivatives qualifying as cash flow hedges, net of tax of $140				240	240	240

Total comprehensive loss						$(2,219)

Balance at December 31, 2007	—	149,659	(16,588)	20,586	153,657
Stock-based compensation		951			951
Net loss			(47,730)		(47,730)	$(47,730)
Other comprehensive loss:
Foreign currency translation adjustment				(13,573)	(13,573)	(13,573)
Pension liability adjustment, net of tax of $65				(154)	(154)	(154)
Decrease in fair value of derivatives qualifying as cash flow hedges, net of tax of $1,798				(3,050)	(3,050)	(3,050)

Total comprehensive loss						$(64,507)

Balance at December 31, 2008	$—	$150,610	$(64,318)	$3,809	$90,101

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31,
	2008	2007	2006
Operating activities
Net loss	$(47,730)	$(4,779)	$(8,400)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	52,344	55,799	53,179
Deferred income taxes	(7,769)	(2,110)	(796)
Unrealized foreign exchange loss (gain)	14,022	(2,692)	(6,323)
Amortization of deferred financing costs	2,374	2,194	2,144
(Gain) loss on disposal of property, plant and equipment	(313)	(332)	105
Stock compensation expense	951	558	97
Defined benefit pension plan expense (income)	(187)	2,256	2,363
Curtailment gain on defined benefit pension plan	(3,736)	—	—
Gain on insurance settlement	—	(2,873)	—
Goodwill impairment	19,057	—	—
Trademark impairment	1,297	403	—
Impairment of interest rate swap asset	1,299	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	13,907	(5,444)	(13,437)
Due from Pactiv	6,630	11,542	—
Inventories, net	13,597	(8,186)	3,503
Prepayments and other current assets	79	(279)	(988)
Accounts payable	(13,121)	12,269	(10,465)
Accrued taxes	(6,373)	(5,695)	2,365
Accrued interest	68	467	(1,767)
Other current liabilities	(7,014)	(382)	4,015
Pension and related assets and liabilities, net	(3,149)	(2,726)	(1,713)
Other, net	3,421	1,185	(1,241)

Cash provided by operating activities	39,654	51,175	22,641

Investing activities
Capital expenditures	(30,882)	(34,626)	(28,063)
Proceeds from sale of assets	1,063	775	723
Purchase price adjustments on Pregis acquisition	—	—	(451)
Other business acquisitions, net of cash acquired	(958)	(28,785)	(4,886)
Insurance proceeds	3,205	884	—
Other, net	(969)	(226)	(289)

Cash used in investing activities	(28,541)	(61,978)	(32,966)

Financing activities
Proceeds from issuance of long-term debt	(115)	218	—
Repayment of long-term debt	(1,893)	(1,828)	(1,732)
Deferred financing costs	—	(1,237)	—

Cash used in financing activities	(2,008)	(2,847)	(1,732)
Effect of exchange rate changes on cash and cash equivalents	(2,915)	2,972	3,583

Increase (decrease) in cash and cash equivalents	6,190	(10,678)	(8,474)
Cash and cash equivalents, beginning of year	34,989	45,667	54,141

Cash and cash equivalents, end of year	$41,179	$34,989	$45,667

Supplemental cash flow disclosures
Cash paid for income taxes, net of Pactiv reimbursement	$1,394	$3,846	$5,154
Cash paid for interest-third party	44,984	44,054	41,931

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, unless otherwise noted)

1. DESCRIPTION OF THE BUSINESS AND CHANGE IN OWNERSHIP

Description of the Business

Pregis Corporation (“Pregis”) is an international manufacturer, marketer and supplier of protective packaging products and specialty packaging solutions.

In the fourth quarter of 2008, Pregis realigned its segment reporting to conform to its current operating and management structure. With this change, Pregis now reports two reportable segments, Protective Packaging and Specialty Packaging. See Note 18, “ Segment and Geographic Information,” for further discussion of Pregis’s new segment reporting.

Change in Ownership

On October 13, 2005, Pregis, pursuant to a Stock Purchase Agreement (as amended, the “Stock Purchase Agreement”) with Pactiv Corporation (“Pactiv”) and certain of its affiliates, acquired the outstanding shares of capital stock of Pactiv’s subsidiaries comprising its global protective packaging and European specialty packaging businesses (the “Acquisition”). Pregis, along with Pregis Holding II Corporation (“Pregis Holding II” or the “Company”) and Pregis Holding I Corporation (“Pregis Holding I”), were formed by AEA Investors LP and its affiliates (the “Sponsors”) for the purpose of consummating the Acquisition. The adjusted purchase price for the Acquisition was $559.7 million, which included direct costs of the acquisition of $15.7 million, pension plan funding of $20.1 million, and certain post-closing adjustments.

Funding for the Acquisition included equity investments from the Sponsors totaling $149.0 million, along with proceeds from the issuance of senior secured notes and senior subordinated notes in a private offering, and borrowings under new term loan facilities. The equity investments were made to Pregis Holding I, which is the direct parent company of Pregis Holding II, which in turn is the direct parent company of Pregis. Therefore, immediately following the Acquisition, AEA Investors LP, through its indirect ownership, owned 100% of the outstanding common stock of the Company.

The Stock Purchase Agreement indemnified the Company for payment of certain liabilities relating to the pre-acquisition period. Indemnification amounts for recorded liabilities, which primarily relate to pre-acquisition income tax liabilities, are reflected in the balance sheet as amounts Due from Pactiv.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Pregis Holding II and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Separate financial statements of Pregis are not presented since the floating rate senior secured notes due April 2013 and the 12.375% senior subordinated notes due October 2013 issued by Pregis are fully and unconditionally guaranteed on a senior secured and senior subordinated basis, respectively, by Pregis Holding II and all existing domestic subsidiaries of Pregis and since Pregis Holding II has no operations or assets separate from its investment in Pregis (see Note 22).

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

The Company’s principal business is the manufacture and supply of protective and specialty packaging products. Pregis recognizes net sales of these products when the risks and rewards of ownership have transferred to the customer, which is generally upon shipment (but in some cases may be upon delivery), based on specific terms of sale. In arriving at net sales, Pregis estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs, such as volume rebates and early payment discounts and records such estimates as sales are recorded. The Company bases its deduction estimates on historical experience.

In recent years, the Company began participating in programs in certain of its European protective and specialty packaging businesses whereby the businesses purchase resin quantities in excess of their internal requirements and resell the surplus to other customers at a nominal profit. These “resin resale programs” enable the businesses to benefit from improved quantity discounts and volume rebates, as well as increased flexibility in their resin purchasing. The Company presents this activity on a net basis within net sales, in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent , on the basis that the third-party resin supplier is responsible for fulfillment of the order to the customer’s specifications, ships the resin directly to the customer, and maintains general inventory risk and risk of physical loss during shipment. The Company recognizes revenue related to resin resale activity upon delivery to the customer. Net resin resale revenue totaled $5,249, $5,004 and $2,673 for the years ended December 31, 2008, 2007 and 2006, respectively.

Foreign Currency Translation

Local currencies are the functional currencies for all foreign operations. Financial statements of foreign subsidiaries are translated into U.S. dollars using end-of-period exchange rates for assets and liabilities and the periods’ weighted average exchange rates for revenue and expense components, with any resulting translation adjustments included as a component of stockholder’s equity. Foreign currency transaction gains and losses resulting from transactions executed in different currencies are included in results of operations.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as checking accounts, money-market accounts, certificates of deposit, and U.S. Treasury notes having an original maturity of 90 days or less when purchased.

Accounts Receivable

Trade accounts receivable are classified as current assets and are reported net of allowances for doubtful accounts and other deductions. Pregis reserves for amounts determined to be uncollectible based on a number of factors, including historical trends and specific customer liquidity. The determination of the amount of the

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate or improve, the allowance for doubtful accounts could increase or decrease.

Management believes that the allowances at December 31, 2008 are adequate to cover potential credit risk loss and that the Company is unlikely to incur a material loss due to concentration of credit risk. Pregis has a large number of customers in diverse industries and geographies, as well as a practice of establishing reasonable credit limits, which limits credit risk.

Inventories

Inventories include costs of material, direct labor and related manufacturing overheads. Inventories are stated at the lower of cost or market. Cost is determined for substantially all inventories using the first-in, first-out (FIFO) or average-cost methods.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred. Depreciation is computed using the straight-line method over the remaining estimated useful lives of assets. Remaining useful lives range from 15 to 40 years for buildings and improvements and from 5 to 20 years for machinery and equipment. Depreciation expense totaled $47,314, $50,374 and $47,977 for the years ended December 31, 2008, 2007 and 2006, respectively.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets , the Company assesses the recoverability of goodwill and other intangible assets with indefinite lives annually, as of October 1, or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable.

The Company tests its goodwill at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). A component is considered a reporting unit for purposes of goodwill testing if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. As such, the Company tests for goodwill impairment at the component level within its Specialty Packaging reporting segment, represented by each of the businesses included within this segment. The Company also tests goodwill for impairment at each of the operating segments which have been aggregated to comprise its Protective Packaging reporting segment.

The Company uses a two-step process to test goodwill for impairment. First, the reporting unit’s fair value is compared to its carrying value. Fair value is estimated using the income approach, based on the present value of expected future cash flows. If a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and the second step of the impairment test would be performed. The second step of the goodwill impairment test is used to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge would be recorded for the difference if the carrying value exceeds the implied fair value of the goodwill.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The Company tests the carrying value of other intangible assets with indefinite lives by comparing the fair value of the intangible assets to the carrying value. Fair value is estimated using a relief of royalty approach, a discounted cash flow methodology.

The Company’s other intangible assets, consisting primarily of customer relationships, patents, licenses, and non-compete agreements, are being amortized over their respective estimated useful lives.

Impairment of Other Long-Lived Assets

The Company reviews long-lived assets held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. We use estimates of undiscounted cash flows from long-lived assets to determine whether the book value of such assets is recoverable over the assets’ remaining useful lives. If an asset is determined to be impaired, the impairment is measured as the amount by which the carrying value of the asset exceeds its fair value. An impairment charge would have a negative impact on net income.

Deferred Financing Costs

The Company incurred financing costs to put in place the long-term debt used to finance the Acquisition and to subsequently amend portions of such debt agreements. These costs have been deferred and are being amortized over the terms of the related debt. The amortization of deferred financing costs is classified as interest expense in the statement of operations and totaled $2,374, $2,194 and $2,144 for the years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes

In accordance with the provisions of SFAS No. 109, Accounting for Income Taxes , the Company utilizes the asset and liability method of accounting for income taxes, which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Effective January 1, 2007, the Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance on de-recognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to uncertainty in income taxes. The Company’s adoption of FIN 48 resulted in reclassification of certain tax liabilities from current to non-current and no impact to retained earnings.

The Company does not provide for U.S. federal income taxes on unremitted earnings of foreign subsidiaries since it is management’s present intention to reinvest those earnings in foreign operations. Positive unremitted earnings of foreign subsidiaries totaled $44,665 at December 31, 2008. If such amounts were repatriated, determination of the amount of U.S. income taxes that would be incurred is not practicable due to the complexities associated with this calculation.

Financial Instruments

The Company may use derivative financial instruments to minimize risks from interest and foreign currency exchange rate fluctuations. The Company does not use derivative instruments for trading or other speculative purposes. Derivative financial instruments used for hedging purposes must be designated and effective as a hedge

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

The Company records derivative instruments on the balance sheet as either assets or liabilities, measured at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction, and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are subsequently recognized in earnings when the hedged item impacts earnings. Cash flows of such derivative instruments are classified consistent with the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. See Note 9 for additional information.

Freight

Pregis records amounts billed to customers for shipping and handling as sales, and records shipping and handling expense as cost of sales.

Research and Development

Research and development costs, which are expensed as incurred, were $5,840, $5,869 and $6,976 for the years ended December 31, 2008, 2007 and 2006, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment , which was issued in December 2004 and amended SFAS No. 123, Accounting for Stock Based Compensation . The Company used the prospective transition method upon adoption, which requires that nonpublic companies that had previously measured compensation cost under SFAS No. 123 using the minimum value method continue to account for non-vested equity awards outstanding at the date of adoption in the same manner as they had been accounted for prior to adoption. For all awards granted, modified or settled after the date of adoption, the Company recognizes compensation cost based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, the Company applied the fair value disclosure provisions of SFAS No. 123 applicable to nonpublic companies (including public debt issuers).

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles . This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. Any effect of applying the provisions of this Statement shall be reported as a change in accounting principle in accordance with SFAS No. 154, Accounting for Changes and Error Corrections . The Company does not expect implementation of this standard to have a material impact on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 . SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

fiscal years and interim periods beginning after November 15, 2008. The Company does not expect implementation of this standard to have a material impact on its consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations , which revised SFAS No. 141, Business Combinations. SFAS No. 141(R) requires an acquiror to measure the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141(R) will also impact the accounting for transaction costs and restructuring costs as well as the initial recognition of contingent assets and liabilities assumed during a business combination. In addition, under SFAS No. 141(R), adjustments to the acquired entity’s deferred tax assets and uncertain tax position balances occurring outside the measurement period are recorded as a component of income tax expense, rather than goodwill. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 141(R) are applied prospectively and will impact all acquisitions consummated subsequent to adoption. The guidance in this standard regarding the treatment of income tax contingencies and the reversal of valuation allowances against deferred tax assets is retrospective to business combinations completed prior to January 1, 2009. The Company will adopt SFAS No. 141(R) for any business combination occurring at or subsequent to January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115 , which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company adopted SFAS No. 159 on January 1, 2008, the first day of its 2008 fiscal year. The adoption of SFAS No. 159 did not impact the Company’s financial position or results of operations since the Company did not elect the fair value measurement option for any of its financial assets or liabilities.

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurement . SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted SFAS No. 157 on January 1, 2008. FASB Staff Position No. 157-2, Partial Deferral of the Effective Date of Statement 157 , deferred the effective date of SFAS No. 157 for all nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008. The implementation of SFAS No. 157 for financial assets and liabilities, effective January 1, 2008, did not have a material impact on the Company’s consolidated financial position and results of operations. See Note 10 for additional information.

3. ACQUISITIONS

Each of the transactions discussed below was accounted for using the purchase method of accounting, in accordance with SFAS No. 141 Business Combinations . Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed, and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of purchase price over the fair value of net assets acquired was recorded as goodwill. The results of operations of each business combination is included in the Company’s consolidated financial statements since the date of acquisition. None of the goodwill related to these acquisitions is tax-deductible.

On December 3, 2007, the Company acquired all of the outstanding share capital of Besin International B.V., a European honeycomb manufacturer. The purchase price totaled $18,314, including direct costs of the acquisition. The purchase price was financed with cash-on-hand, and was allocated as follows: $7,369 to net tangible assets, $1,349 to customer relationship and patent intangible assets, and $9,596 to goodwill.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

On July 4, 2007, the Company acquired all of the outstanding share capital of Petroflax S.A., a leading producer and distributor of foam-based products, located in Romania. The purchase price totaled $11,976, including direct costs of the acquisition, and was also financed with cash-on-hand. The purchase price was allocated as follows: $4,195 million to net tangible assets, $4,434 to customer relationship-related intangibles, and $3,347 to goodwill.

The following unaudited pro forma data summarizes the results of operations for the years ended December 31, 2007 and 2006 as if the aforementioned acquisitions had taken place at the beginning of the periods presented. The pro forma information is not necessarily indicative of the results that actually would have been attained if the acquisitions had occurred as of the beginning of the period presented or that may be attained in the future.

	Year Ended December 31,
	2007	2006
Net sales	$1,007,923	$956,420
Operating income	46,699	34,111
Net loss	(4,367)	(7,159)

In May 2006, the Company acquired a business in Bulgaria for $4.9 million to complement its medical supplies business. The purchase price was allocated based on estimated fair values at the date of acquisition. The impact of the acquisition was not significant to the Company’s operations or financial position.

4. INVENTORIES

	December 31, 2008	December 31, 2007
Finished goods	$43,338	$53,247
Work-in-process	13,793	17,318
Raw materials	27,489	34,225
Other materials and supplies	3,247	4,124

	$87,867	$108,914

The major components of net inventories are as follows:

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	December 31, 2008	December 31, 2007
Land, buildings, and improvements	$121,514	$126,639
Machinery and equipment	254,686	241,932
Other, including construction in progress	16,829	22,943

	393,029	391,514
Less: Accumulated depreciation and amortization	(147,905)	(114,116)

	$245,124	$277,398

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

6. GOODWILL

Changes in the Company’s carrying value of goodwill from January 1, 2006 to December 31, 2008 are summarized below:

	Protective Packaging	Specialty Packaging	Total
Balance at January 1, 2006	$87,293	$53,541	$140,834
Fair value adjustments to property, plant and equipment and identifiable intangible assets	451	(6,814)	(6,363)
Other adjustments	(2,745)	(132)	(2,877)
Purchase price adjustments	451	—	451
Foreign currency translation	(2,338)	5,525	3,187

Balance at December 31, 2006	83,112	52,120	135,232
Business acquisitions	13,575	—	13,575
Other adjustments	(484)	(2,114)	(2,598)
Foreign currency translation	(1,048)	4,839	3,791

Balance at December 31, 2007	95,155	54,845	150,000
Goodwill impairment	—	(19,057)	(19,057)
Fair value and purchase price adjustments related to 2007 acquisitions	(632)	—	(632)
Other adjustments	(1,101)	(838)	(1,939)
Foreign currency translation	3,737	(4,714)	(977)

Balance at December 31, 2008	$97,159	$30,236	$127,395

The Company performed its annual impairment test during the fourth quarter 2008. The initial step of its impairment test indicated the potential for impairment in one of the reporting units included within its Specialty Packaging segment, due to the anticipation of a significant reduction in future revenue from a customer that had historically comprised a material portion of the reporting unit’s annual revenues. The Company performed the second step of the goodwill impairment test, using valuation experts to estimate the fair values of the reporting unit’s assets and liabilities, and determined that an impairment of goodwill existed. Accordingly, the Company recorded a non-cash goodwill impairment charge of $19,057 in the fourth quarter 2008.

As discussed in Note 3, in 2007 the Protective Packaging segment acquired two businesses, resulting in preliminary purchased goodwill totaling $13,575, which was reduced in 2008 by $632 based on final purchase price allocations.

Other adjustments to goodwill relate primarily to the reversal of valuation allowances established against deferred tax assets in purchase accounting, based on the current expected utilization of such deferred tax assets.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

7. OTHER INTANGIBLE ASSETS

The Company’s other intangible assets are summarized as follows:

	Average Life (Years)	December 31, 2008		December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Customer relationships	12	$45,646	$11,863	$47,110	$8,590
Patents	10	1,036	261	500	141
Non-compete agreements	2	3,002	2,908	3,115	2,770
Software	3	2,469	1,224	1,797	948
Land use rights and other	32	1,447	474	1,540	380
Intangible assets not subject to amortization:
Trademarks and trade names		4,384	—	6,677	—

Total		$57,984	$16,730	$60,739	$12,829

Amortization expense related to intangible assets totaled $5,030, $5,425 and $5,202 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense for each of the five years ending December 31, 2009 through December 31, 2013 is estimated to be $4,870, $4,375, $3,953, $3,953, and $3,953, respectively.

During its annual tests for impairment of other intangible assets not subject to amortization, the Company determined that a trade name intangible asset associated with its protective packaging business was impaired, due to near-term reduced sales levels. Using a discounted cash flow methodology, the Company calculated impairment of $1,297 and $403, which is reflected in other operating expense within the Company’s statement of operations for the years ended December 31, 2008 and 2007, respectively.

8. DEBT

The Company’s long-term debt consists of the following:

	December 31, 2008	December 31, 2007
Senior secured credit facilities:
Term B-1 facility, due October, 2012	$85,140	$86,020
Term B-2 facility, due October, 2012	91,902	97,033
Senior secured notes, due April, 2013	139,690	145,980
Senior subordinated notes, due October, 2013, net of discount of $1,962 at December 31, 2008 and $2,248 at December 31, 2007	148,038	147,752
Other	846	939

Total debt	465,616	477,724
Less: current portion	(4,902)	(2,120)

Long-term debt	$460,714	$475,604

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

In connection with the Acquisition, on October 13, 2005, Pregis issued senior secured notes and senior subordinated notes in a private offering and entered into new senior secured credit facilities.

The senior secured notes were issued in the principal amount of € 100.0 million and bear interest at a floating rate equal to EURIBOR (as defined) plus 5.00% per year (for a total rate of 10.318% as of December 31, 2008). Interest resets quarterly and is payable quarterly on January 15, April 15, July 15 and October 15. The senior subordinated notes were issued in the principal amount of $150.0 million and bear interest at the rate of 12.375% annually. Interest on the senior subordinated notes is payable semi-annually on April 15 and October 15. The senior subordinated notes were issued at 98.149%, resulting in an initial discount of $2.8 million, which is being amortized using the effective interest method over the term of the notes. The senior secured notes and senior subordinated notes do not have required principal payments prior to maturity.

Pregis Holding II and Pregis’s domestic subsidiaries have guaranteed the obligations under the senior secured notes and the senior subordinated notes on a senior secured basis and senior subordinated basis, respectively. Additionally, the senior secured notes are secured on a second priority basis by liens on all of the collateral (subject to certain exceptions) securing Pregis’s senior secured credit facilities. In the event that secured creditors exercise remedies with respect to Pregis and its guarantors’ pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by the first priority liens under the new senior secured credit facilities and any other first priority obligations.

At its option, the Company may currently redeem some or all of the senior secured notes at 100% of the principal amount of the notes. In addition, at its option, the Company will be able to redeem some or all of the senior subordinated notes on or after October 15, 2009, at the redemption prices set forth below (expressed as percentages of principal amount), plus accrued interest, if any, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Senior subordinated notes:	2009	106.188%
	2010	103.094%
	2011 and thereafter	100.000%

The Company may redeem some or all of the senior subordinated notes at any time prior to October 15, 2009, in each case, at the principal amount of the notes, plus a specified “make-whole” premium. To date, the Company has not redeemed any of its senior secured or senior subordinated notes.

In connection with the Acquisition, Pregis entered into senior secured credit facilities which provided for a revolving credit facility and two term loans: an $88.0 million term B-1 facility and a € 68.0 million term loan B-2 facility. The revolving credit facility provides for borrowings of up to $50.0 million, a portion of which may be made available to the Company’s non-U.S. subsidiary borrowers in euros and/or pounds sterling. The revolving credit facility also includes a swing-line loan sub-facility and a letter of credit sub-facility. The revolving credit facility bears interest at a rate equal to, at the Company’s option (1) an alternate base rate or (2) LIBOR or EURIBOR, plus an applicable margin of 0.375% to 1.00% for base rate advances and 1.375% to 2.00% for LIBOR or EURIBOR advances, depending on the leverage ratio of the Company, as defined in the credit agreement. In addition, the Company is required to pay an annual commitment fee of 0.375% to 0.50% on the revolving credit facility depending on the leverage ratio of the Company, as well as customary letter of credit fees.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

Lehman Commerical Paper Inc. (“Lehman”) was a participating lender in the Company’s revolving credit facility. As a result of the bankruptcy of Lehman’s parent company in September 2008, the Company does not expect Lehman to fulfill its commitment under the revolving credit facility, such that the Company’s available line of credit under this facility has effectively been reduced by Lehman’s commitment of $5 million. Therefore, as of December 31, 2008, the Company had availability of $38.3 million under the revolving credit facility, after taking into account $6.7 million in outstanding letters of credit issued under this facility as well as the commitment reduction noted.

The term B-1 loan interest is equal to, at the Company’s option (1) an alternate base rate plus 1.25% per annum, or (2) LIBOR plus 2.25% per annum, and the term B-2 loan interest rate is EURIBOR plus 2.50% per annum. The annual interest rates on the Company’s term B-1 facility and term B-2 facility were 2.71% and 5.46%, respectively, as of December 31, 2008 and 7.08% and 7.27%, respectively, as of December 31, 2007.

Pregis’s senior secured credit facilities are guaranteed by Pregis Holding II Corporation and all of Pregis’s current and future domestic subsidiaries (collectively, the “Guarantors”). The repayment of these facilities is secured by a first priority security interest in substantially all of the assets of the Guarantors, and a first priority pledge of their capital stock and 66% of the capital stock of the Pregis’s first tier foreign subsidiary.

Subject to certain exceptions, the senior secured credit facilities require mandatory prepayments of the loans from excess cash flows, asset sales and dispositions and issuances of debt and equity. Additionally, the loans may be prepaid at the election of the Company. In the second quarter of 2009, the Company expects to make a mandatory prepayment of approximately $4.0 million on the basis of excess cash flow generated by the Company for the year ended December 31, 2008.

From time to time, certain of the foreign businesses utilize various lines of credit in their operations. These lines of credit are generally used as overdraft facilities or for issuance of trade letters of credit and are in effect until cancelled by one or both parties. Amounts available under these lines of credit were $14,860 and $12,762 at December 31, 2008 and 2007, respectively. At December 31, 2008, no borrowings were drawn under these lines, but trade letters of credit totaling $1,852 were issued and outstanding.

The senior secured credit facilities, senior secured notes and subordinated notes contain a number of covenants that, among other things, restrict or limit, subject to certain exceptions, Pregis’s ability and the ability of its subsidiaries, to incur, assume or permit to exist additional indebtedness, guaranty obligations or hedging arrangements; incur liens or agree to negative pledges in other agreements; engage in sale and leaseback transactions; make capital expenditures; make loans and investments; declare dividends, make payments or redeem or repurchase capital stock; in the case of subsidiaries, enter into agreements restricting dividends and distributions; engage in mergers, acquisitions and other business combinations; prepay, redeem or purchase certain indebtedness including the notes; amend or otherwise alter the terms of its organizational documents, or its indebtedness including the notes and other material agreements; sell assets or engage in receivables securitization; transact with affiliates; and alter the business that it conducts. In addition, the senior secured credit facilities require that Pregis complies on a quarterly basis with certain financial covenants, including a maximum leverage ratio test and minimum cash interest coverage ratio test. As of December 31, 2008, Pregis was in compliance with all of these covenants.

Furthermore, the senior secured notes and subordinated notes limit Pregis’s ability to incur additional indebtedness beyond that allowed within certain defined debt baskets and our ability to declare certain dividends or repurchase equity securities, unless we meet a minimum fixed charge coverage ratio and a maximum senior

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

secured indebtedness leverage ratio, both determined on a pro forma basis. Therefore, Pregis’s ability to maintain these ratios, as well as those included within its senior secured credit facility, ensures that it is able to maintain sufficient liquidity.

The following table presents the future scheduled annual maturities of the Company’s long-term debt, including the mandatory prepayment in 2009 discussed above:

2009	$4,902
2010	1,730
2011	43,986
2012	127,270
2013 (including discount)	287,728

$465,616

As outlined above, a portion of Pregis’s third-party debt is denominated in euro and revalued to U.S. dollars at month-end reporting periods. The Company also maintains an intercompany debt structure, whereby it has provided euro-denominated loans to certain of its foreign subsidiaries and these and other foreign subsidiaries have provided euro-denominated loans to certain U.K. based subsidiaries. At each month-end reporting period, the Company recognizes unrealized gains and losses on the revaluation of these instruments, resulting from the fluctuations between the U.S. dollar and euro exchange rate, as well as the pound sterling and euro exchange rate.

At December 31, 2008 and 2007, the revaluation of the Company’s euro-denominated third party debt resulted in unrealized foreign exchange gains of $(10,408) and losses of $23,306, respectively. These unrealized gains and losses have been offset by unrealized losses of $25,428 and gains of $(24,880) relating to revaluation of the Company’s euro-denominated intercompany notes at December 31, 2008 and 2007, respectively. These amounts are reported net within the foreign exchange loss (gain) in the Company’s statement of operations.

9. DERIVATIVE INSTRUMENTS

Until September 30, 2008, the Company had one outstanding interest rate swap arrangement which had been put in place in November 2005 in order to manage its interest rate risk and to achieve a targeted ratio of variable-rate versus fixed-rate debt. The swap arrangement was designated as a cash flow hedge and was established to swap a notional amount of 65 million euro from EURIBOR-based floating rates to fixed rates over the period from January 2006 to January 2010. Effective September 15, 2008, the swap counterparty defaulted under the swap arrangement. Up to this point, the swap had been considered a highly effective hedge and changes in the fair value of the instrument were recorded in other comprehensive income (loss), resulting in a loss of $220, and gains of $240 and $1,257, each net of tax, being recorded in other comprehensive income (loss) for the period January 1, 2008 to September 15, 2008, and the years ended December 31, 2007 and 2006, respectively.

From September 15, 2008 to September 30, 2008, the swap was not considered an effective hedge and the resulting change in fair value of $197 was recorded directly to interest expense. Effective September 30, 2008, the Company terminated the swap and established a receivable for the amount due from the counterparty, estimated to be $1,299. Given the uncertainty of collection, the Company established a reserve against this receivable.

Effective October 1, 2008, in order to maintain its targeted ratio of variable-rate versus fixed-rate debt, the Company entered into a new interest rate swap arrangement with a different counterparty to swap a notional amount of 65 million euro from EURIBOR-based floating rates to a fixed rate over the period of October 1, 2008

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

to April 15, 2011. This new swap arrangement was designated as a cash flow hedge, and the change in its fair value since inception resulted in a loss of $2,647, net of tax, being recorded in other comprehensive income (loss) for the period October 1, 2008 to December 31, 2008. There was no ineffective portion of the hedge recognized in earnings. At December 31, 2008 and 2007, the Company had no other derivative instruments outstanding.

The Company remains exposed to credit risk in the event of nonperformance by the current counterparty on its interest rate swap contract. However, the Company believes it has minimized its credit risk by dealing with a leading, credit-worthy financial institution and, therefore, does not anticipate nonperformance.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 157 on January 1, 2008, the first day of fiscal year 2008. Under generally accepted accounting principles in the U.S., certain assets and liabilities must be measured at fair value, and SFAS No. 157 details the disclosures that are required for items measured at fair value.

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

At December 31, 2008, the interest rate swap contract was the Company’s only financial instrument requiring measurement at fair value. The swap is an over-the-counter contract and the inputs utilized to determine its fair value are obtained in quoted public markets. Therefore, the Company has categorized this swap agreement as Level 2 within the fair value hierarchy. At December 31, 2008, the fair value of this instrument was estimated to be a liability of $4,208, which is reported within other noncurrent liabilities in the Company’s consolidated balance sheet.

The carrying values of other financial instruments included in current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. The carrying value of amounts outstanding under the Company’s senior secured credit facilities is considered to approximate fair value as interest rates vary, based on prevailing market rates. The fair value of the Company’s senior secured notes and senior subordinated notes are based on quoted market prices (Level 1 within the fair value hierarchy). Under SFAS No. 159, entities are permitted to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value measurement option under SFAS No. 159 for any of its financial assets or liabilities.

The Company’s fair value estimate of goodwill for one of its reporting units in the Specialty Packaging segment, which resulted in an impairment charge of $19,057, was based upon Level 3 inputs. The Company estimated the fair value of the reporting unit using the income approach, based on the present value of expected

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

future cash flows, computed using a discount rate of 12.5%, which corresponds to its risk-adjusted cost of capital. In determining estimated future cash flows, current and future levels of income were considered that reflected business trends and market conditions.

The carrying values and estimated fair values of the Company’s financial instruments at December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt:
Senior secured variable-rate credit facilities	$177,042	$177,042	$183,053	$183,053
Senior secured floating-rate notes	139,690	108,958	145,980	139,958
12.375% senior subordinated notes	148,038	75,000	147,752	158,438
Other debt	846	846	939	939

Total long-term debt	$465,616	$361,846	$477,724	$482,388

Derivative financial instruments:
Interest rate swap asset (liability)	$(4,208)	$(4,208)	$1,846	$1,846

The carrying value of the Company’s senior secured floating-rate notes as well as the Term B-2 portion of the Company’s senior secured credit facilities, both of which are euro-denominated, decreased $6,290 and $4,181, respectively, during 2008 due principally to the weakening of the euro to the U.S. dollar.

The Company is contingently liable under letters of credit (see Note 8). It is not practicable to estimate the fair value of these financial instruments; however, the Company does not expect any material losses to result from these financial instruments since performance is not likely to be required.

11. LEASES

The Company leases certain facilities, equipment, and other assets under non-cancelable long-term operating leases. Rent expense totaled $19,556, $19,073 and $17,505 for the years ended December 31, 2008, 2007 and 2006, respectively, including short-term rentals.

Future minimum rental payments for operating leases with remaining terms in excess of one year, are as follows:

2009	$16,091
2010	12,519
2011	9,715
2012	7,291
2013	5,227
Thereafter	17,276

$68,119

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

12. RELATED PARTY TRANSACTIONS

The Company is party to a management agreement with its Sponsors, for the provision of various advisory and consulting services. Fees and expenses incurred under this agreement totaled $1,724, $1,894 and $1,777 for the years ended December 31, 2008, 2007 and 2006, respectively. Such amounts are included within selling, general and administrative expenses.

The Company had sales to affiliates of AEA Investors LP totaling $379, $3,531 and $2,164 for the years ended December 31, 2008, 2007 and 2006, respectively. For the same periods, the Company made purchases from affiliates of AEA Investors LP totaling $11,879, $8,022 and $4,500, respectively.

Certain members of the Company’s management purchased shares in Pregis Holding I through the Pregis Holding I Corporation Employee Stock Purchase Plan. Shares were purchased at estimated fair value at the date of purchase. As of December 31, 2008, management held approximately 300 shares in Pregis Holding I, representing approximately 2.0% of Pregis Holding I’s issued and outstanding equity.

13. INCOME TAXES

The Company files a consolidated federal income tax return with Pregis Holding I Corporation, its ultimate parent. The provision for income taxes in the consolidated financial statements reflects income taxes as if the businesses were stand-alone entities and filed separate income tax returns.

The domestic and foreign components of income (loss) before income taxes were as follows:

	Year ended December 31,
	2008	2007	2006
U.S. income (loss) before income taxes	$(2,852)	$1,911	$(7,181)
Foreign income (loss) before income taxes	(46,743)	1,018	3,623

Total income (loss) before income taxes	$(49,595)	$2,929	$(3,558)

The components of the Company’s income tax expense (benefit) are as follows:

	Year ended December 31,
	2008	2007	2006
Current
Federal	$—	$—	$546
State and local	383	809	399
Foreign	3,981	6,851	3,831

	4,364	7,660	4,776

Deferred
Federal	(414)	1,978	(1,684)
State and local	(99)	(935)	(510)
Foreign	(5,716)	(995)	2,260

	(6,229)	48	66

Income tax expense (benefit)	$(1,865)	$7,708	$4,842

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

Reconciliation of the difference between the effective rate of the expense (benefit) and the U.S. federal statutory rate is shown in the following table:

	Year ended December 31,
	2008	2007	2006
U.S. federal income tax rate	(35.00)%	35.00%	(35.00)%
Valuation allowance	20.19	162.60	84.29
Non-deductible interest expense	1.25	44.24	53.43
Foreign rate differential	8.26	20.47	25.46
State rate change	—	(16.91)	—
Foreign rate change	—	(31.22)	—
State and local taxes on income, net of U.S. federal income tax benefit	0.07	12.83	0.17
Permanent differences	1.04	25.79	6.47
Other	.43	10.36	1.27

Income tax expense (benefit)	(3.76)%	263.16%	136.09%

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of assets and liabilities using enacted statutory tax rates applicable to future years. The Company’s net deferred income tax assets (liabilities) are as follows:

	December 31, 2008	December 31, 2007
Deferred tax assets
Tax-loss carryforwards:
U.S. State and local	$3,839	$6,376
Foreign	23,790	15,013
Deferred charges	1,447	1,709
Bad debt reserves	426	379
Inventory reserves	1,162	1,494
Other items	6,281	2,529
Valuation allowance	(25,911)	(17,068)

Net deferred tax assets	11,034	10,432

Deferred tax liabilities
Property and equipment	(13,170)	(19,282)
Goodwill and intangibles	(10,402)	(13,015)
Pensions and other employee benefits	(4,531)	(2,924)
Unrealized foreign exchange loss	(3,188)	(4,440)
Other items	(320)	(2,369)

Total deferred tax liabilities	(31,611)	(42,030)

Net deferred tax liabilities	$(20,577)	$(31,598)

These deferred tax assets and liabilities are classified in the consolidated balance sheets based on the balance sheet classification of the related assets and liabilities. Pursuant to the Stock Purchase Agreement, Pactiv has provided an indemnity for certain tax liabilities that relate to periods prior to October 13, 2005.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

Management believes it is more likely than not that current and long-term deferred tax assets, with the exception of certain foreign tax-loss carryforwards and pension assets, will be realized through the reduction of future taxable income. Although realization is not assured, management has concluded that other deferred tax assets, for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities.

U.S. federal net operating loss carryforwards at December 31, 2008 and 2007 were $9,764 and $16,404, respectively. State tax-loss carryforwards, net of federal benefit, at December 31, 2008 and 2007, were $421 and $630, respectively, and will expire at various dates from 2009 to 2015. Foreign tax-loss carryforwards at December 31, 2008 and 2007 were $88,090 and $55,131, respectively, of which $47,211 will expire at various dates from 2009 to 2019, with the remainder having unlimited lives. The valuation allowance above includes unrecognized tax benefits related to both state and foreign tax-loss carryforwards.

Tax Contingencies

Effective January 1, 2007, the Company adopted FIN 48, Accounting for Uncertainty in Income Taxes. The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company established reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite our belief that our tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided in accordance with the requirements of FIN 48.

As of December 31, 2008, the Company had non-current liabilities totaling $11,310 for unrecognized tax benefits including interest and net of indirect benefits, of which $3,066 would affect the effective tax rate, if recognized. Included within the Company’s liabilities for unrecognized tax benefits at December 31, 2008 is $8,244 subject to indemnification under the Stock Purchase Agreement with Pactiv. The indemnified amounts are included within the amounts due from Pactiv. The reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2008	2007
Unrecognized tax benefit—January 1	$8,886	$13,559
Additions based on tax positions related to the prior year	371	754
Reductions based on tax positions related to the prior year	(324)	(976)
Additions based on tax positions related to the current year	3,194	1,983
Reductions due to settlements	—	(6,034)
Reductions due to lapse of applicable statute of limitations	—	(400)

Unrecognized tax benefit—December 31	$12,127	$8,886

The Company is subject to U.S. federal income tax as well as income tax in multiple state and non-U.S. jurisdictions. The U.S. federal income tax return for the year 2006 is currently subject to examination by the Internal Revenue Service. The U.S. federal income tax returns for the years 2007 through 2008 are subject to potential examination by the Internal Revenue Service. The Company is currently subject to examination in Germany for the years 2001 to 2005, Belgium for the year 2005, and Egypt for the year 2005. The Company

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

remains subject to potential examination in Germany for the years 2002 to 2007, Belgium for the years 2006 and 2007, the United Kingdom for the years 2006 and 2007, and Italy for the years 2003 to 2007. The Company paid settlements to the German government during 2007 for tax audits relating to tax years 1999 to 2001 and certain issues remain outstanding. The Company is fully indemnified by Pactiv for the pre-Acquisition liabilities and has received reimbursement for all amounts paid against such liabilities.

The Company accounts for interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2007 and 2006, the amount of interest and penalties recorded in income tax expense was insignificant. As of December 31, 2008, the total amount of accrued interest and penalties recorded in the Company’s balance sheet was $2,045, of which $1,761 is subject to indemnification under the Stock Purchase Agreement.

It is reasonably possible that the total amounts of unrecognized tax benefits will increase or decrease within the next twelve months; however, the Company does not expect such increases or decreases to be significant.

14. OTHER OPERATING EXPENSE, NET

A summary of the items comprising other operating expense, net is as follows:

	Year ended December 31,
	2008	2007	2006
Severance and restructuring expenses	$9,321	$2,926	$313
Curtailment gain	(3,736)	—	—
Trademark impairment	1,297	403	—
Insurance settlement	—	(2,873)	—
(Gain) loss on sale of property, plant and equipment	(313)	(332)	105
Royalty expense	222	164	202
Rental income	(37)	(43)	(135)
Other expense (income), net	1,392	(55)	(251)

Other operating expense, net	$8,146	$190	$234

The main gains and losses included within other operating expense, net are as follows:

•	The Company recorded restructuring charges of $9,321 and $2,926 in 2008 and 2007, respectively, related to its cost-reduction initiatives, which are discussed further in Note 15.

•

In the fourth quarter of 2008, the Company recognized a curtailment gain of $3,736 relating to a pension plan covering employees of its Eerbeek, Netherlands facility, which is being closed in connection with the Company’s restructuring activities. See also Note 16 .

•

In 2008 and 2007, when conducting its annual impairment test of goodwill and intangible assets with indefinite lives, the Company determined that a trademark intangible asset associated with its protective packaging business was impaired, due to near-term reduced sales levels. The Company recorded impairment charges of $1,297 and $403 in 2008 and 2007, respectively.

•

During the first quarter of 2007, a printing machine utilized by the Company’s flexible packaging business in Egypt was destroyed by a fire. The net book value of the equipment was negligible. During 2007, the Company recorded a gain of $2,873 on the insurance settlement. The Company purchased a replacement printer, which was commissioned in mid-2008.

•	In 2008, the Company incurred a loss of $708 relating to storm damage at one of its European protective packaging facilities. This charge is included within in other expense (income), net above.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

15. RESTRUCTURING ACTIVITIES

During the fourth quarter of 2007, the Company established a reserve totaling $2,926, representing mostly employee severance and related costs, pursuant to a plan to restructure the workforce within its Specialty Packaging operations. The activities under the specialty packaging restructuring plan were completed by the end of 2008 with remaining severance of approximately $600 to be paid in 2009.

During the second quarter of 2008, management approved a company-wide restructuring program to further streamline the Company’s operations and reduce its overall cost structure. Activities include headcount reductions and other overhead cost savings initiatives. For the year ended December 31, 2008, the Company recorded charges for severance and other activities totaling $3,572 and $1,075, respectively, relating to these initiatives.

During the third quarter of 2008, management approved a cost reduction plan that involves closure of a protective packaging facility located in Eerbeek, The Netherlands. The plan includes relocation of the Eerbeek production lines to other existing company facilities located within Western Europe and reduction of related headcount. Through December 31, 2008, the Company has recorded additional severance charges totaling $3,880 relating to headcount reduction, as well as other charges of $794 relating primarily to site preparation and relocation of the equipment lines.

The other restructuring expenses relate primarily to the establishment of a European shared service center and other third-party consulting fees relating to restructuring activities.

Following is a reconciliation of the restructuring liability for the years ended December 31, 2008 and 2007:

	Severance Charges	Other Charges	Total
Balance, January 1, 2007	$—	$—	$—
Restructuring charges	2,926	—	2,926
Amounts paid	(258)	—	(258)

Balance, December 31, 2007	2,668	—	2,668

Restructuring charges	7,452	1,869	9,321
Amounts paid	(5,055)	(1,869)	(6,924)
Foreign currency translation	(212)	—	(212)

Balance, December 31, 2008	$4,853	$—	$4,853

The pretax restructuring charges by reportable segment are as follows:

	Year ended December 31,
	2008	2007	2006
Protective Packaging	$8,639	$113	$313
Specialty Packaging	34	2,813	—
Corporate	648	—	—

Total	$9,321	$2,926	$313

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The restructuring costs recorded to date have been included as a component of other operating expense, net within the consolidated statement of operations, as reflected in Note 14. The restructuring liability is included in other current liabilities within the consolidated balance sheet.

The Company expects to make cash payments for severance against the remaining liability through the first half of 2009. In 2008, the Company also funded capital expenditures of approximately $1,200 relating to certain of the cost reduction initiatives and expects to fund additional restructuring-related capital expenditures of approximately $2,100 in 2009.

16. RETIREMENT BENEFITS

Pension Benefits

The Company has three defined benefit pension plans covering the majority of its employees located in the United Kingdom and the Netherlands. Plan benefits are generally based upon age at retirement, years of service and the level of compensation. The trustees of these plans, in consultation with their respective actuaries, recommend annual funding to be made to the plans at a level they believe to be appropriate for the plans to meet their long-term obligations. The employees also make contributions based on a percentage of eligible salary. The Company also has three small, unfunded defined benefit pension plans covering certain current or former employees of its German businesses. The Company funds the obligations for these plans with insurance contracts. For the year ended December 31, 2008, the Company has excluded these small German plans from its pension disclosure herein, since the plans are not material. The presentation as of December 31, 2007 and for the years ended December 31, 2007 and 2006 has been restated herein to conform to the 2008 presentation.

In accordance with SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) (SFAS No. 158), which the Company adopted effective December 31, 2007, the Company reflects the funded status of its pension plans in its consolidated balance sheets. Effective December 31, 2008, SFAS No. 158 also requires measurement of plan assets and benefit obligations at December 31, the date of the Company’s year end. The Company already used a December 31 measurement date so adoption of this provision of SFAS No. 158 had no impact.

Components of net periodic benefit cost are as follows:

	Year ended December 31,
	2008	2007	2006
Service cost of benefits earned	$2,041	$3,526	$3,185
Interest cost on benefit obligations	5,195	5,427	4,770
Expected return on plan assets	(7,180)	(6,697)	(5,592)
Curtailment gain	(3,736)	—	—
Amortization of net loss	(243)	—	—

Net periodic benefit cost (income)	$(3,923)	$2,256	$2,363

As a result of the closure and job reductions related to the Company’s facility in Eerbeek, Netherlands, in accordance with SFAS No. 88, the Company recognized a $3,736 curtailment gain attributable to the decrease in liability associated with the reduction in pension benefits. The curtailment gain was recognized in 2008, consistent with the timing of the related employees’ terminations. See Note 15 for more information on the facility closure.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

As permitted under paragraph 26 of SFAS No. 87, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

The following tables show the changes in the benefit obligation, plan assets and funded status of the Company’s benefit plans:

	December 31, 2008	December 31, 2007
Change in projected benefit obligation
Benefit obligation at beginning of year	$96,153	$108,527
Service cost of benefits earned	2,041	3,526
Interest cost on benefit obligation	5,195	5,428
Participant contributions	701	729
Curtailment gain	(3,736)	—
Actuarial gains	(10,888)	(21,193)
Benefit payments	(3,255)	(3,847)
Exchange rate (gain) loss	(20,679)	2,983

Benefit obligation at end of year	65,532	96,153

Change in fair value of plan assets
Fair value of plan assets at beginning of year	117,374	110,700
Actual return on plan assets	(3,517)	4,231
Employer contributions	2,809	2,966
Participant contributions	701	729
Benefit payments	(3,255)	(3,847)
Exchange rate gain (loss)	(27,698)	2,595

Fair value of plan assets at end of year	86,414	117,374

Funded status at end of year	$(20,882)	$(21,221)

Amounts recognized on the balance sheet
Other noncurrent assets	$20,882	$24,474
Other noncurrent liabilities	—	(3,253)

Net amount recognized	$20,882	$21,221

Amounts recognized in accumulated other comprehensive income (AOCI)
Net actuarial gain	$(15,080)	$(15,131)
Income tax provision related to the net actuarial gain	4,176	4,209

Net amount recognized	$(10,904)	$(10,922)

In 2009, the Company expects to amortize net actuarial gains totaling $215 from accumulated other comprehensive income into net periodic benefit cost.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The accumulated benefit obligation for the defined benefit pension plans was $63,119 and $88,539 at December 31, 2008 and 2007, respectively. At December 31, 2008, the fair value of plan assets for each of the pension plans exceeded the projected benefit obligations and accumulated benefit obligations. At December 31, 2007, the Netherlands plan had projected benefit obligations and accumulated benefit obligations in excess of the fair value of plan assets, as follows:

December 31, 2007
Projected benefit obligation	$15,364
Accumulated benefit obligation	12,292
Fair value of plan assets	12,110

Plan Assumptions

The weighted average assumptions used to determine the Company’s defined benefit obligations were as follows:

	December 31, 2008	December 31, 2007
Discount rate	6.42%	5.63%
Compensation increases	3.42%	3.42%

The weighted average assumptions used to determine net periodic benefit costs were as follows:

	Year ended December 31,
	2008	2007	2006
Discount rate	5.63%	4.92%	4.67%
Expected return on plan assets	6.30%	5.89%	5.42%
Compensation increases	3.42%	3.56%	3.56%

The discount rate assumption for each country is based on an index of high-quality corporate bonds with maturities in excess of ten years. In developing assumptions regarding the expected rate of return on pension plan assets, the Company receives independent input in each of the relevant countries in which the trust assets are invested on asset-allocation strategies and projections of long-term rates of return on various asset classes, risk-free rates of return and long-term inflation projections.

The weighted average asset allocations by asset category for the Company’s pension plan assets were as follows as of the end of the last two years:

	December 31, 2008	December 31, 2007
Equity securities	22.0%	34.0%
Fixed-income securities	75.0%	64.0%
Other	3.0%	2.0%

	100.0%	100.0%

The Company employs a total return investment approach whereby a mixture of equity and fixed-income investments are used to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and business financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The Company expects to contribute $1,961 to its pension plans in 2009.

Following are the estimated future benefit payments to be made in the years indicated:

Year	Amount
2009	$2,769
2010	2,979
2011	3,016
2012	2,840
2013	2,787
2014-2018	13,298

Defined Contribution Plans

The Company sponsors two 401(k) defined contribution plans, one for salaried and hourly nonunion employees and one for hourly union employees, in which its U.S. employees are eligible to participate. Under these plans, employees may contribute a percentage of compensation and the Company will match a portion of the employees’ contributions. Additionally, under the salaried and hourly nonunion plan, the Company may make a discretionary profit sharing contribution, if Company performance objectives are achieved. The Company’s contributions to these plans in the years ended December 31, 2008, 2007 and 2006 totaled $2,540, $2,431 and $1,290, respectively.

The Company also sponsors several small, defined contribution plans at certain of its foreign operating units. The Company contribution is a defined percentage of eligible salary and in certain of the plans the employees also make contributions. The total expense for these plans was $260, $358 and $298 for the years ended December 31, 2008, 2007 and 2006, respectively.

Pension and Related Assets and Liabilities in the Balance Sheet

Pension and related assets, as reflected in the consolidated balance sheets, also include the insurance investment contracts relating to the unfunded German pension plans which are excluded from the pension disclosure herein. The asset values totaled $1,548 and $1,185 at December 31, 2008 and 2007, respectively.

Pension and related liabilities, as reflected in the consolidated balance sheets, include the obligations for the German pension plans, totaling $3,192 and $3,073 at December 31, 2008 and 2007, respectively, and for termination liabilities and other benefit-related liabilities established at certain of the Company’s foreign subsidiaries. The termination amounts are payable to the employees when they separate from the companies. The liabilities are calculated in accordance with civil and labor laws based on each employee’s length of service, employment category and remuneration, and are calculated at the amount that the employee would be entitled to, if the employee terminated immediately. The liabilities related to these arrangements totaled $2,927 and $3,063 at December 31, 2008 and 2007, respectively.

17. STOCK-BASED COMPENSATION

In October 2005, Pregis Holding I Corporation, the Company’s ultimate parent company, established the Pregis Holding I Corporation 2005 Stock Option Plan (the “Pregis Plan”) to provide for the grant of nonqualified and incentive stock options to key employees, consultants and directors of the Company. At December 31, 2008,

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

the number of shares available for award under the Pregis Plan was 2,091.62, of which approximately 147.0 remain available for grant.

The majority of the options issued pursuant to the Pregis Plan vest equally over a five-year period as service is rendered. However, in 2007 and 2008, certain management employees were awarded performance-based options, which may vest in three equal installments if defined performance objectives are met for each or any of the three years to which they relate. Vesting may be accelerated at any time as determined by the committee administering the Pregis Plan. The options expire if not exercised within ten years of the date of grant. Additionally, vested options will generally terminate 45 days after termination of employment.

The fair value of each option award granted after adoption of SFAS No. 123R has been estimated on the date of grant using the Black-Scholes option-valuation model, using the following assumptions:

	Year Ended December 31,
	2008	2007	2006
Expected term (in years)	3.0 - 5.0	3.0 - 5.0	5.0
Volatility	30.0%	30.0%	30.0%
Risk-free interest rate	1.4% - 3.5%	3.4% - 4.6%	4.3% - 4.9%
Dividend yield	—	—	—

The expected terms of the option grants were estimated, based on the vesting periods for the grants. Since the Company has minimal historical experience with respect to exercise behavior for its options, this was considered to be a reasonable estimate in relation to exercise behavior experienced by similar private-equity owned entities. The risk-free interest rate assumption is based on U.S. Treasury security yields for issues with a remaining term equal to the option’s expected life at the time of grant. The Company does not have publicly traded equity, so it does not have historical data regarding the volatility of its common stock. Therefore, the expected volatility used for 2008, 2007 and 2006 was based on volatility of similar entities, referred to as “guideline” companies. In determining similarity, the Company considered industry, stage of life cycle, size and financial leverage. The dividend yield on the Company’s stock is assumed to be zero since the Company has not paid dividends and has no current plans to do so in the future. Based on its minimal historical experience of pre-vesting cancellations, the Company has assumed an annual forfeiture rate of 5% for the majority of its option grants. These assumptions are evaluated, and revised as necessary, based on changes in market conditions and historical experience.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The Company’s stock option activity for the years ended December 31, 2008, 2007 and 2006 under the Pregis Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at January 1, 2006	884.96	$13,000.00
Granted	1,269.16	14,565.00
Exercised	—	—
Forfeited	(718.83)	15,764.00

Outstanding at December 31, 2006	1,435.29	$13,000.00
Granted	665.58	17,968.00
Exercised	—	—
Forfeited	(305.21)	13,000.00
Expired	(86.91)	13,000.00

Outstanding at December 31, 2007	1,708.75	$14,935.00
Granted(1)	342.76	20,000.00
Exercised	(21.85)	13,000.00
Forfeited	(184.84)	16,230.00
Expired	(35.65)	13,000.00

Outstanding at December 31, 2008(1)	1,809.17	$15,782.00	8.06 years

Exercisable at December 31, 2008	615.95	$14,029.00	7.34 years

(1)	Amounts granted in 2008 and outstanding at December 31, 2008 do not include 136.30 of performance-based options for which fair value will be calculated when the 2009 and 2010 performance objectives are determined.

The weighted average grant-date fair value of options granted was $5,989, $6,147, and $2,252 per share for the years ended December 31, 2008, 2007 and 2006, respectively. The total grant-date fair of options that vested during 2008 and 2007 was $3,092 and $1,193, respectively.

As of December 31, 2008, there was $4,525 of unrecognized compensation cost related to non-vested options granted in 2006 through 2008 under the plans. This cost is expected to be amortized over a weighted-average service period of approximately 3.8 years. For the years ended December 31, 2008, 2007 and 2006, the Company recognized share-based compensation expense of $951 ($598, net of tax), $558 ($381, net of tax) and $97 ($65, net of tax), respectively.

In December 2005, Pregis Holding I Corporation also adopted the Pregis Holding I Corporation Employee Stock Purchase Plan (the “Stock Purchase Plan”) to provide key employees of the Company the opportunity to purchase shares at an initial price of $10,000 per share, equal to the per share price paid by the Sponsors in the Acquisition. New executives joining the Company have also been given the opportunity to purchase shares at the then-current fair market value. The Company has recognized no compensation expense related to shares sold under this plan, since the price paid by management approximates fair value.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

18. SEGMENT AND GEOGRAPHIC INFORMATION

	Year ended December 31,
	2008	2007	2006
Net Sales:
Protective Packaging	$661,976	$636,939	$617,245
Specialty Packaging	357,388	342,460	308,254

Net sales	$1,019,364	$979,399	$925,499

Segment EBITDA:
Protective Packaging	$62,812	$80,445	$71,481
Specialty Packaging	42,299	45,548	36,431

Total segment EBITDA	105,111	125,993	107,912
Corporate expenses(1)	(12,237)	(24,009)	(21,907)
Other operating expense, net, including restructuring	(8,146)	(190)	(234)
Depreciation and amortization	(52,344)	(55,799)	(53,179)
Goodwill impairment	(19,057)	—	—
Interest expense	(49,069)	(46,730)	(42,535)
Interest income	875	1,325	246
Foreign exchange gain (loss), net	(14,728)	2,339	6,139

Income (loss) before income taxes	$(49,595)	$2,929	$(3,558)

Depreciation and Amortization:
Protective Packaging	$32,082	$32,792	$32,240
Specialty Packaging	19,680	23,007	20,939
Corporate	582	—	—

Total depreciation and amortization	$52,344	$55,799	$53,179

Capital Spending:
Protective Packaging	$18,239	$18,887	$13,751
Specialty Packaging	12,643	15,739	14,312

Total capital spending	$30,882	$34,626	$28,063

	As of December 31,
	2008	2007
Assets:
Protective Packaging	$357,943	$415,108
Specialty Packaging	230,556	261,977
Corporate assets(2)	147,877	178,234

Total assets	$736,376	$855,319

The Company reports its segment information in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information . Through the third quarter of 2008, the Company classified its operations into four reportable segments, known as Protective Packaging, Flexible Packaging, Hospital Supplies and Rigid Packaging.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The Protective Packaging segment represents an aggregation of the Company’s North American and European protective packaging businesses and its Hexacomb product line. These businesses have comparable economic characteristics and similarities in their product offerings, production processes, marketing and distribution channels, and end-users.

In the fourth quarter of 2008, the Company hired a new executive to manage the operations of the flexible packaging, hospital supplies and rigid packaging businesses as an integrated specialty packaging unit, in support of the Company’s strategy to drive synergies across these businesses. This new executive reports directly to the chief operating decision maker, with each of the business managers reporting up to him. He is responsible for executing the growth strategy of these businesses, including acquisition/divestiture, restructuring, and capital investment decisions, and provides integrated specialty packaging information to the chief operating decision maker. In the fourth quarter of 2008, the Company began reporting the operations of its flexible packaging, hospital supplies and rigid packaging businesses as one reportable segment, Specialty Packaging, to be aligned with the aforementioned changes in its internal management structure and related changes in information provided to the chief operating decision maker. As a result, the Company now reports two reportable segments:

Protective Packaging—This segment manufactures, markets, sells and distributes protective packaging products in North America and Europe. Its protective mailers, air-encapsulated bubble products, sheet foam, engineered foam, inflatable airbag systems, honeycomb products and other protective packaging products are manufactured and sold for use in cushioning, void-fill, surface-protection, containment and blocking & bracing applications.

Specialty Packaging—This segment provides innovative packaging solutions for food, medical, and other specialty packaging applications, primarily in Europe.

In accordance with the requirements of SFAS No. 131, the segment information presented for the years ended December 31, 2007 and 2006 has been restated to conform to the Company’s new reportable segment structure.

The Company evaluates performance and allocates resources to each segment based on segment EBITDA, which is calculated internally as gross margin (defined as net sales, less cost of sales excluding amortization and depreciation), less selling, general and administrative expenses. Management believes that segment EBITDA provides useful information for analyzing and evaluating the underlying operating results of each segment. However, segment EBITDA should not be considered in isolation or as a substitute for net income or other measures of financial performance prepared in accordance with generally accepted accounting principles in the United States. Additionally, the Company’s computation of segment EBITDA may not be comparable to other similarly titled measures computed by other companies.

Information regarding the Company’s reportable segments is as follows:

(1)	Corporate expenses include the costs of corporate support functions, such as information technology, finance, human resources, legal and executive management which have not been allocated to the segments. Additionally, corporate expenses may include other non-recurring or non-operational activity that the chief operating decision maker excludes in assessing business unit performance. These expenses, along with depreciation and amortization and other non-operating activity such as interest expense/income and foreign exchange gains/losses are not considered in the measure of the segments’ operating performance, but are shown herein as reconciling items to the Company’s consolidated income (loss) before income taxes.

(2)	Corporate assets include goodwill, deferred financing costs, and other assets attributed to the corporate support functions.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

Net Sales by Major Product Line

	Year ended December 31,
	2008	2007	2006
Protective packaging	$661,976	$636,939	$617,245
Flexible packaging	188,160	170,617	152,387
Rigid packaging	63,651	71,805	66,570
Medical supplies and packaging	105,577	100,038	89,297

Total net sales	$1,019,364	$979,399	$925,499

The Company’s flexible packaging product line includes films that had been previously reported within the rigid packaging segment, prior to the Company’s revision to its reportable segments. Similarly, the Company’s medical supplies and packaging product line includes certain medical packaging that had previously been reported within the flexible packaging segment.

Net Sales by Geographic Area

The following table provides certain geographic-area information, as determined based on the country from which the sales originate and in which the assets are based:

	Net Sales			Total Long-Lived Assets(e)
	Year Ended December 31,			As of December 31,
	2008	2007	2006	2008	2007
United States	$341,543	$340,876	$356,337	$207,170	$222,281
Germany	254,629	237,208	208,841	107,380	135,338
United Kingdom	164,737	177,808	168,200	38,413	58,462
Western Europe(a)	88,742	70,701	60,752	33,439	32,889
Southern Europe(b)	64,450	60,996	59,129	25,171	28,169
Central Europe(c)	58,993	50,835	36,830	29,492	33,038
Accumulated Other(d)	46,270	40,975	35,410	16,530	15,412

Totals	$1,019,364	$979,399	$925,499	$457,595	$525,589

(a)	Includes Belgium and the Netherlands.
(b)	Includes Spain, Italy, and France.
(c)	Includes Poland, Hungary, the Czech Republic, Bulgaria, and Romania.
(d)	Includes Canada, Mexico, and Egypt.
(e)	Total long-lived assets are total assets, excluding intercompany notes and investments, less current assets.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of taxes, are as follows:

	Year ended December 31,
	2008	2007	2006
Cumulative foreign currency translation adjustments	$(5,206)	$8,367	$6,047
Net unrealized gains (losses) on derivative instruments	(1,889)	1,161	921
Defined benefit pension adjustments	10,904	11,058	—

	$3,809	$20,586	$6,968

During the year ended December 31, 2008, the Company revised the presentation of total comprehensive loss for the year ended December 31, 2007 within the Consolidated Statement of Equity and Comprehensive Income (Loss) to remove the impact of adoption of SFAS No. 158. The revised total comprehensive loss for the year ended December 31, 2007 is $(2,219).

20. COMMITMENTS AND CONTINGENCIES

Financing commitments

At December 31, 2008, the Company had letters of credit outstanding under its credit facility and foreign lines of credit totaling $8,558.

Legal matters

The Company is party to legal proceedings arising from its operations. Related reserves are recorded when it is probable that liabilities exist and where reasonable estimates of such liabilities can be made. While it is not possible to predict the outcome of any of these proceedings, the Company’s management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on the Company’s financial position. However, actual outcomes may be different than expected and could have a material effect on the company’s results of operations or cash flows in a particular period.

Environmental matters

The Company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Where it is probable that related liabilities exist and where reasonable estimates of such liabilities can be made, associated reserves are established. Estimated liabilities are subject to change as additional information becomes available regarding the magnitude of possible clean-up costs, the expense and effectiveness of alternative clean-up methods, and other possible liabilities associated with such situations. However, management believes that any additional costs that may be incurred as more information becomes available will not have a material adverse effect on the Company’s financial position, although such costs could have a material effect on the Company’s results of operations or cash flows in a particular period.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2008:
Net sales	$259,322	$275,216	$265,188	$219,638
Cost of sales, excluding depreciation and amortization	202,494	216,276	205,673	174,247
Depreciation and amortization	13,540	13,610	13,584	11,610
Operating income (loss)	8,278	7,266	10,098	(12,315)
Loss before income taxes	(562)	(4,448)	(12,764)	(31,821)
Net loss	(3,272)	(5,569)	(11,962)	(26,927)

Year Ended December 31, 2007:
Net sales	$239,017	$241,530	$245,163	$253,689
Cost of sales, excluding depreciation and amortization	178,002	180,830	188,426	192,977
Depreciation and amortization	12,676	13,818	14,242	15,063
Operating income	16,540	14,169	10,358	4,928
Income (loss) before income taxes	5,899	3,843	972	(7,785)
Net income (loss)	2,247	826	(563)	(7,289)

22. SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

In connection with the Acquisition, Pregis Holding II (presented as Parent in the following tables), through its 100%-owned subsidiary, Pregis Corporation (presented as Issuer in the following tables), issued senior secured notes and senior subordinated notes. The senior notes are fully, unconditionally and jointly and severally guaranteed on a senior secured basis and the senior subordinated notes are fully, unconditionally and jointly and severally guaranteed on an unsecured senior subordinated basis, in each case, by Pregis Holding II and substantially all existing and future 100%-owned domestic restricted subsidiaries of Pregis Corporation (collectively, the “Guarantors”). All other subsidiaries of Pregis Corporation, whether direct or indirect, do not guarantee the senior secured notes and senior subordinated notes (the “Non-Guarantors”). The Guarantors also unconditionally guarantee the Company’s borrowings under its senior secured credit facilities on a senior secured basis.

Additionally, the senior secured notes are secured on a second priority basis by liens on all of the collateral (subject to certain exceptions) securing Pregis Corporation’s new senior secured credit facilities. In the event that secured creditors exercise remedies with respect to Pregis and its guarantors’ pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by the first priority liens under the new senior secured credit facilities and any other first priority obligations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors, and (5) eliminations to arrive at the information for Pregis Holding II on a consolidated basis. Separate financial statements and other disclosures concerning the Guarantors are not presented because management does not believe such information is material to investors. Therefore, each of the Guarantors is combined in the presentation below.

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$—	$9,764	$31,415	$—	$41,179
Accounts receivable
Trade, net of allowances	—	—	30,338	91,398	—	121,736
Affiliates	—	75,907	70,569	1,864	(148,340)	—
Other	—	—	57	13,772	—	13,829
Inventories, net	—	—	23,829	64,038	—	87,867
Deferred income taxes	—	134	2,589	1,613	—	4,336
Due from Pactiv	—	—	—	1,399	—	1,399
Prepayments and other current assets	—	2,457	1,316	4,662	—	8,435

Total current assets	—	78,498	138,462	210,161	(148,340)	278,781
Investment in subsidiaries and intercompany balances	90,101	524,168	—	—	(614,269)	—
Property, plant and equipment, net	—	1,704	74,590	168,830	—	245,124
Other assets
Goodwill	—	—	85,597	41,798	—	127,395
Intangible assets, net	—	—	17,150	24,104	—	41,254
Other	—	7,734	4,046	32,042	—	43,822

Total other assets	—	7,734	106,793	97,944	—	212,471

Total assets	$90,101	$612,104	$319,845	$476,935	$(762,609)	$736,376

Liabilities and stockholder’s equity
Current liabilities
Current portion of long-term debt	$—	$4,641	$—	$261	$—	$4,902
Accounts payable	—	1,257	15,081	62,754	—	79,092
Accounts payable, affiliates	—	46,698	61,668	39,974	(148,340)	—
Accrued taxes	—	(374)	1,217	6,121	—	6,964
Accrued payroll and benefits	—	114	3,616	7,923	—	11,653
Accrued interest	—	6,905	—	—	—	6,905
Other	—	84	5,663	15,993	—	21,740

Total current liabilities	—	59,325	87,245	133,026	(148,340)	131,292
Long-term debt	—	460,128	—	586	—	460,714
Intercompany balances	—	—	137,778	288,577	(426,355)	—
Deferred income taxes	—	(4,315)	20,331	8,897	—	24,913
Other	—	6,865	6,907	15,620	—	29,392
Total stockholder’s equity	90,101	90,101	67,584	30,229	(187,914)	90,101

Total liabilities and stockholder’s equity	$90,101	$612,104	$319,845	$476,935	$(762,609)	$736,376

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$8,641	$—	$26,348	$—	$34,989
Accounts receivable
Trade, net of allowances	—	—	32,129	115,916	—	148,045
Affiliates	—	35,386	28,422	(455)	(63,353)	—
Other	—	—	200	18,332	—	18,532
Inventories, net	—	—	32,209	76,705	—	108,914
Deferred income taxes	—	134	2,219	638	—	2,991
Due from Pactiv	—	427	—	6,645	—	7,072
Prepayments and other current assets	—	2,582	2,129	4,476	—	9,187

Total current assets	—	47,170	97,308	248,605	(63,353)	329,730
Investment in subsidiaries and intercompany balances	153,657	599,266	—	—	(752,923)	—
Property, plant and equipment, net	—	—	84,458	192,940	—	277,398
Other assets
Goodwill	—	—	85,717	64,283	—	150,000
Intangible assets, net	—	—	18,659	29,251	—	47,910
Other	—	11,926	4,020	34,335	—	50,281

Total other assets	—	11,926	108,396	127,869	—	248,191

Total assets	$153,657	$658,362	$290,162	$569,414	$(816,276)	$855,319

Liabilities and stockholder’s equity
Current liabilities
Current portion of long-term debt	$—	$1,873	$—	$247	$—	$2,120
Accounts payable	—	2,297	19,936	78,093	—	100,326
Accounts payable, affiliates	—	17,911	19,849	25,593	(63,353)	—
Accrued taxes	—	(124)	1,001	13,023	—	13,900
Accrued payroll and benefits	—	1,984	6,199	11,631	—	19,814
Accrued interest	—	6,772	—	3	—	6,775
Other	—	—	7,994	14,442	—	22,436

Total current liabilities	—	30,713	54,979	143,032	(63,353)	165,371
Long-term debt	—	474,912	—	692	—	475,604
Intercompany balances	—	—	149,793	301,575	(451,368)	—
Deferred income taxes	—	(3,170)	21,748	16,011	—	34,589
Other	—	2,250	5,878	17,970	—	26,098
Total stockholder’s equity	153,657	153,657	57,764	90,134	(301,555)	153,657

Total liabilities and stockholder’s equity	$153,657	$658,362	$290,162	$569,414	$(816,276)	$855,319

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$351,564	$678,643	$(10,843)	$1,019,364
Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	265,568	543,965	(10,843)	798,690
Selling, general and administrative	—	11,946	41,591	74,263	—	127,800
Depreciation and amortization	—	577	16,378	35,389	—	52,344
Goodwill impairment	—	—	—	19,057	—	19,057
Other operating expense, net	—	648	923	6,575	—	8,146

Total operating costs and expenses	—	13,171	324,460	679,249	(10,843)	1,006,037

Operating income (loss)	—	(13,171)	27,104	(606)	—	13,327
Interest expense	—	(4,482)	18,018	35,533	—	49,069
Interest income	—	(190)	—	(685)	—	(875)
Foreign exchange loss, net	—	3,452	—	11,276	—	14,728
Equity in loss of subsidiaries	47,730	34,876	—	—	(82,606)	—

Income (loss) before income taxes	(47,730)	(46,827)	9,086	(46,730)	82,606	(49,595)
Income tax expense (benefit)	—	903	(1,033)	(1,735)	—	(1,865)

Net income (loss)	$(47,730)	$(47,730)	$10,119	$(44,995)	$82,606	$(47,730)

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$348,230	$639,262	$(8,093)	$979,399
Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	254,409	493,919	(8,093)	740,235
Selling, general and administrative	—	23,754	41,457	71,969	—	137,180
Depreciation and amortization	—	—	18,564	37,235	—	55,799
Other operating (income) expense	—	—	(96)	286	—	190

Total operating costs and expenses	—	23,754	314,334	603,409	(8,093)	933,404

Operating income (loss)	—	(23,754)	33,896	35,853	—	45,995
Interest expense	—	(4,334)	20,607	30,457	—	46,730
Interest income	—	(817)	—	(508)	—	(1,325)
Foreign exchange (gain) loss	—	(7,224)	(2)	4,887	—	(2,339)
Equity in loss (income) of subsidiaries	4,779	(8,014)	—	—	3,235	—

Income (loss) before income taxes	(4,779)	(3,365)	13,291	1,017	(3,235)	2,929
Income tax expense	—	1,414	11	6,283	—	7,708

Net income (loss)	$(4,779)	$(4,779)	$13,280	$(5,266)	$(3,235)	$(4,779)

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$361,887	$570,240	$(6,628)	$925,499
Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	274,150	446,028	(6,628)	713,550
Selling, general and administrative	—	2,153	61,429	62,362	—	125,944
Depreciation and amortization	—	—	19,561	33,618	—	53,179
Other operating expense (income), net	—	—	(303)	537	—	234

Total operating costs and expenses	—	2,153	354,837	542,545	(6,628)	892,907

Operating income (loss)	—	(2,153)	7,050	27,695	—	32,592
Interest expense	—	(5,188)	22,823	24,900	—	42,535
Interest income	—	(5)	—	(241)	—	(246)
Foreign exchange (gain) loss	—	(5,706)	154	(587)	—	(6,139)
Equity in loss of subsidiaries	8,400	19,055	—	—	(27,455)	—

Income (loss) before income taxes	(8,400)	(10,309)	(15,927)	3,623	27,455	(3,558)
Income tax expense (benefit)	—	(1,909)	661	6,090	—	4,842

Net loss	$(8,400)	$(8,400)	$(16,588)	$(2,467)	$27,455	$(8,400)

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$(47,730)	$(47,730)	$10,119	$(44,995)	$82,606	$(47,730)
Non-cash adjustments	47,730	44,239	14,257	55,719	(82,606)	79,339
Changes in operating assets and liabilities, net of effects of acquisitions	—	(15,328)	4,750	18,623	—	8,045

Cash (used in) provided by operating activities	—	(18,819)	29,126	29,347	—	39,654

Investing activities
Capital expenditures	—	—	(7,408)	(23,474)	—	(30,882)
Proceeds from sale of assets	—	—	7	1,056	—	1,063
Business acquisitions, net of cash acquired	—	—	—	(958)	—	(958)
Insurance proceeds				3,205		3,205
Other, net	—	—	—	(969)	—	(969)

Cash used in investing activities	—	—	(7,401)	(21,140)	—	(28,541)

Financing activities
Intercompany activity	—	11,961	(11,961)	—	—	—
Repayment of long-term debt	—	(1,893)	—	—	—	(1,893)
Other, net	—	—	—	(115)	—	(115)

Cash (used in) provided by financing activities	—	10,068	(11,961)	(115)	—	(2,008)
Effect of exchange rate changes on cash and cash equivalents	—	110	—	(3,025)	—	(2,915)

Increase (decrease) in cash and cash equivalents	—	(8,641)	9,764	5,067	—	6,190
Cash and cash equivalents, beginning of year	—	8,641	—	26,348	—	34,989

Cash and cash equivalents, end of year	$—	$—	$9,764	$31,415	$—	$41,179

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$(4,779)	$(4,779)	$13,280	$(5,266)	$(3,235)	$(4,779)
Non-cash adjustments	4,779	(11,483)	17,562	37,186	3,235	51,279
Changes in operating assets and liabilities, net of effects of acquisitions	—	14,115	(16,488)	7,048	—	4,675

Cash (used in) provided by operating activities	—	(2,147)	14,354	38,968	—	51,175

Investing activities
Capital expenditures	—	—	(10,161)	(24,465)	—	(34,626)
Proceeds from sale of assets	—	—	513	262	—	775
Business acquisitions, net of cash acquired	—	—	—	(28,785)	—	(28,785)
Insurance proceeds				884		884
Other, net	—	—	—	(226)	—	(226)

Cash used in investing activities	—	—	(9,648)	(52,330)	—	(61,978)

Financing activities
Intercompany activity	—	13,069	(12,655)	(414)	—	—
Deferred financing costs	—	(1,237)	—	—	—	(1,237)
Repayment of long-term debt	—	(1,828)	—	—	—	(1,828)
Other, net	—	—	—	218	—	218

Cash used in (provided by) financing activities	—	10,004	(12,655)	(196)	—	(2,847)
Effect of exchange rate changes on cash and cash equivalents	—	784	—	2,188	—	2,972

Increase (decrease) in cash and cash equivalents	—	8,641	(7,949)	(11,370)	—	(10,678)
Cash and cash equivalents, beginning of year	—	—	7,949	37,718	—	45,667

Cash and cash equivalents, end of year	$—	$8,641	$—	$26,348	$—	$34,989

PREGIS HOLDING II CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net loss	$(8,400)	$(8,400)	$(16,588)	$(2,467)	$27,455	$(8,400)
Non-cash adjustments	8,400	13,300	18,544	35,512	(27,455)	48,301
Changes in operating assets and liabilities, net of effects of acquisitions	—	(17,822)	2,661	(2,099)	—	(17,260)

Cash (used in) provided by operating activities	—	(12,922)	4,617	30,946	—	22,641

Investing activities
Capital expenditures	—	—	(8,809)	(19,254)	—	(28,063)
Proceeds from sale of assets	—	—	27	696	—	723
Purchase price adjustments on acquisition of Pregis businesses	—	(1,751)	1,300	—	—	(451)
Acquisition of business, net of cash acquired	—	—	—	(4,886)	—	(4,886)
Other, net	—	—	—	(289)	—	(289)

Cash used in investing activities	—	(1,751)	(7,482)	(23,733)	—	(32,966)

Financing activities
Repayment of long-term debt	—	(1,737)	—	5	—	(1,732)
Other, net	—	—	—	—	—	—

Cash used in financing activities	—	(1,737)	—	5	—	(1,732)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	3,583	—	3,583

Increase (decrease) in cash and cash equivalents	—	(16,410)	(2,865)	10,801	—	(8,474)
Cash and cash equivalents, beginning of year	—	16,410	10,814	26,917	—	54,141

Cash and cash equivalents, end of year	$—	$—	$7,949	$37,718	$—	$45,667

Schedule II—Valuation and Qualifying Accounts

(dollars in thousands)

Description	Balance at beginning of period	Additions charged to income	Deductions	Changes in foreign currency exchange rates	Balance at end of period
Allowance for doubtful accounts
Year ended December 31, 2008	$5,313	$1,562	$(1,126)	$(392)	$5,357
Year ended December 31, 2007	4,055	973	(111)	396	5,313
Year ended December 31, 2006	5,519	500	(2,410)	446	4,055

Deferred tax asset valuation reserve
Year ended December 31, 2008	$17,068	$10,011	$(893)	$(275)	$25,911
Year ended December 31, 2007	18,055	4,706	(6,314)	621	17,068
Year ended December 31, 2006	17,690	2,999	(4,622)	1,988	18,055

PREGIS HOLDING II CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$100,202	$41,179
Accounts receivable
Trade, net of allowances of $6,205 and $5,357 respectively	123,250	121,736
Other	7,944	13,829
Inventories, net	85,751	87,867
Deferred income taxes	4,867	4,336
Due from Pactiv	1,166	1,399
Prepayments and other current assets	8,788	8,435

Total current assets	331,968	278,781
Property, plant and equipment, net	238,193	245,124
Other assets
Goodwill	128,015	127,395
Intangible assets, net	39,540	41,254
Deferred financing costs, net	4,506	7,734
Due from Pactiv, long-term	10,025	13,234
Pension and related assets	25,973	22,430
Other	406	424

Total other assets	208,465	212,471

Total assets	$778,626	$736,376

Liabilities and stockholder’s equity
Current liabilities
Current portion of long-term debt	$258	$4,902
Accounts payable	89,401	79,092
Accrued income taxes	4,672	6,964
Accrued payroll and benefits	15,994	11,653
Accrued interest	10,337	6,905
Other	19,067	21,740

Total current liabilities	139,729	131,256
Long-term debt	510,531	460,714
Deferred income taxes	23,915	24,913
Long-term income tax liabilities	8,281	11,310
Pension and related liabilities	4,831	6,119
Other	13,409	11,963
Stockholder’s equity:
Common stock—$0.01 par value; 1,000 shares authorized, 149.0035 shares issued and outstanding at September 30, 2009 and December 31, 2008	—	—
Additional paid-in capital	151,671	150,610
Accumulated deficit	(75,004)	(64,318)
Accumulated other comprehensive income	1,263	3,809

Total stockholder’s equity	77,930	90,101

Total liabilities and stockholder’s equity	$778,626	$736,376

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net Sales	$207,047	$265,188	$588,594	$799,726

Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	156,088	205,673	444,144	624,443
Selling, general and administrative	28,660	31,232	83,059	100,407
Depreciation and amortization	12,607	13,584	35,383	40,734
Other operating expense, net	2,267	4,601	13,602	8,500

Total operating costs and expenses	199,622	255,090	576,188	774,084

Operating income	7,425	10,098	12,406	25,642
Interest expense	9,192	13,392	28,072	37,293
Interest income	(54)	(92)	(176)	(518)
Foreign exchange loss (gain), net	(886)	9,562	(5,817)	6,641

Loss before income taxes	(827)	(12,764)	(9,673)	(17,774)
Income tax expense (benefit)	2,514	(802)	1,013	3,029

Net loss	$(3,341)	$(11,962)	$(10,686)	$(20,803)

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Nine Months Ended September 30,
	2009	2008
Operating activities
Net loss	$(10,686)	$(20,803)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	35,383	40,734
Deferred income taxes	(1,483)	(1,419)
Unrealized foreign exchange loss (gain)	(5,552)	6,814
Amortization of deferred financing costs	1,781	1,781
Gain on disposal of property, plant and equipment	(249)	(246)
Stock compensation expense	1,061	678
Impairment of interest rate swap asset	—	1,299
Changes in operating assets and liabilities
Accounts and other receivables, net	9,874	(12,024)
Due from Pactiv	3,792	6,630
Inventories, net	5,364	(9,738)
Prepayments and other current assets	1,961	(143)
Accounts payable	6,771	7,568
Accrued taxes	(5,637)	(4,778)
Accrued interest	3,547	4,577
Other current liabilities	856	1,871
Pension and related assets and liabilities, net	(2,931)	(2,815)
Other, net	(2,395)	177

Cash provided by operating activities	41,457	20,163

Investing activities
Capital expenditures	(17,644)	(25,270)
Proceeds from sale of assets	692	1,042
Insurance proceeds	—	1,868
Other, net	—	(593)

Cash used in investing activities	(16,952)	(22,953)

Financing activities
Proceeds from revolving credit facility	38,700	—
Financing fees	(1,284)	—
Repayment of debt	(4,312)	(1,435)
Other, net	(125)	62

Cash provided (used in) financing activities	32,979	(1,373)
Effect of exchange rate changes on cash and cash equivalents	1,539	(788)

Increase (decrease) in cash and cash equivalents	59,023	(4,951)
Cash and cash equivalents, beginning of period	41,179	34,989

Cash and cash equivalents, end of period	$100,202	$30,038

The accompanying notes are an integral part of these financial statements.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, unless otherwise noted)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

Pregis Corporation (“Pregis”) is an international manufacturer, marketer and supplier of protective packaging products and specialty packaging solutions. Pregis operates through two reportable segments — Protective Packaging and Specialty Packaging.

Pregis Corporation is 100%-owned by Pregis Holding II Corporation (“Pregis Holding II” or the “Company”) which is 100%-owned by Pregis Holding I Corporation (“Pregis Holding I”). AEA Investors LP and its affiliates (the “Sponsors”) own approximately 98% of the issued and outstanding equity of Pregis Holding I, with the remainder held by management. AEA Investors LP is a New York-based private equity investment firm.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Management believes these financial statements include all normal recurring adjustments considered necessary for a fair presentation of the financial position and results of operations of the Company. The results of operations for the three and nine months ended September 30, 2009 are not necessarily indicative of the operating results for the full year.

These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Separate financial statements of Pregis Corporation are not presented since the floating rate senior secured notes due April 2013 and the 12.375% senior subordinated notes due October 2013 issued by Pregis Corporation are fully and unconditionally guaranteed on a senior secured and senior subordinated basis, respectively, by Pregis Holding II and all existing domestic subsidiaries of Pregis Corporation and since Pregis Holding II has no operations or assets separate from its investment in Pregis Corporation (see Note 16).

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 or Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement. This standard defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted this standard for all financial assets and liabilities as of January 1, 2008. FASB Staff Position No. 157-2 or ASC Topic 820, Partial Deferral of the Effective Date of Statement No. 157, deferred the effective date of SFAS No. 157 or ASC Topic 820 for all non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Company adopted FASB Staff Position No. 157-2 or ASC Topic 820 on January 1, 2009 for all non-financial assets and liabilities. The adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R) or ASC 805-10-65-1, Business Combinations, which revised SFAS No. 141, Business Combinations. This standard requires an acquiror to measure the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard will also impact the accounting for transaction costs and restructuring costs as well as the initial recognition of contingent assets and liabilities assumed during a business combination. In addition, under this standard, adjustments to the acquired entity’s deferred tax assets and uncertain tax position balances occurring outside the measurement period are recorded as a component of income tax expense, rather than goodwill. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008. The provisions of this standard are applied prospectively and will impact all acquisitions consummated subsequent to adoption. The guidance in this standard regarding the treatment of income tax contingencies is retrospective to business combinations completed prior to January 1, 2009. Adoption of this standard did not have a material impact on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161 or ASC 815-10-65-1, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. This standard expands quarterly disclosure requirements about an entity’s derivative instruments and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company adopted the provisions of this standard effective January 1, 2009. See Note 6 for the Company’s disclosures about its derivative instruments and hedging activities.

In April 2009, the FASB issued FSP FAS 107-1 or ASC 825-10-65-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, for the interim periods ending after March 15, 2009. This standard expands the fair value disclosures required for all financial instruments within the scope of FAS 107 or ASC 825-10-65-1 to include interim periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 or ASC Topic 855, Subsequent Events. This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued and is effective for interim or annual periods ending after June 15, 2009. The Company has evaluated subsequent events through November 13, 2009, the date on which the Company’s Form 10-Q for the quarterly period ended September 30, 2009 is filed with the Securities and Exchange Commission.

In June 2009, the FASB issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). The Codification became the single official source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”). The Codification did not change GAAP but reorganized the literature. The Codification is effective for interim and annual periods ending after September 15, 2009, and the Company adopted the Codification during the three months ended September 30, 2009.

Pregis adopted the provisions of FASB Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value, for interim periods ending after August 28, 2009. ASU No. 2009-05 provides guidance on measuring liabilities at fair value when a quoted price in an active market for the identical liability is not available. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Pregis adopted the provisions of FASB Staff Position No. FAS 132R-1 or ASC Topic 715, Employers’ Disclosures about Postretirement Benefit Plan Assets, on January 1, 2009. This standard requires more detailed disclosures about Pregis’s plan assets, including investment strategies, major categories of plan assets,

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. Additional disclosures are required beginning with the year ended 2009 consolidated financial statements. There was no impact to Pregis’s condensed consolidated financial statements.

3. INVENTORIES

The major components of net inventories are as follows:

	September 30, 2009	December 31, 2008
Finished goods	$43,137	$43,338
Work-in-process	14,428	13,793
Raw materials	25,496	27,489
Other materials and supplies	2,690	3,247

	$85,751	$87,867

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in goodwill by reportable segment for the nine months ended September 30, 2009 are as follows:

Segment	December 31, 2008	Foreign Currency Translation	September 30, 2009
Protective Packaging	$97,159	$(1,164)	$95,995
Specialty Packaging	30,236	1,784	32,020

Total	$127,395	$620	$128,015

The Company’s other intangible assets are summarized as follows:

		September 30, 2009		December 31, 2008
	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Customer relationships	12	$46,669	$14,992	$45,646	$11,863
Patents	10	1,072	358	1,036	261
Non-compete agreements	2	3,047	3,047	3,002	2,908
Software	3	3,254	1,907	2,469	1,224
Land use rights and other	32	1,518	565	1,447	474
Intangible assets not subject to amortization:
Trademarks and trade names		4,849	—	4,384	—

Total		$60,409	$20,869	$57,984	$16,730

Amortization expense related to intangible assets totaled $1,192 and $1,149 for the three months ended September 30, 2009 and 2008, respectively, and $3,433 and $3,662 for the nine months ended September 30, 2009 and 2008, respectively.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

5. DEBT

The Company’s long-term debt consists of the following:

	September 30, 2009	December 31, 2008
Senior secured credit facilities:
Term B-1 facility, due October, 2012	$83,057	$85,140
Term B-2 facility, due October, 2012	93,813	91,902
Revolving Credit Facility	38,700	—
Senior secured notes, due April, 2013	146,340	139,690
Senior subordinated notes, due October, 2013, net of discount of $1,724 at September 30, 2009 and $1,962 at December 31, 2008	148,276	148,038
Other	603	846

Total debt	510,789	465,616
Less: current portion	(258)	(4,902)

Long-term debt	$510,531	$460,714

For the nine months ended September 30, 2009 and 2008, the revaluation of the Company’s euro-denominated senior secured notes and Term B-2 facility resulted in unrealized foreign exchange losses and (gains) of $10,790 and $(8,632), respectively. These unrealized losses and (gains) have been offset by unrealized (gains) and losses of $(13,738) and $10,784 relating to the revaluation of the Company’s euro-denominated inter-company notes receivable for the nine months ended September 30, 2009 and 2008, respectively. These amounts are included net within foreign exchange loss (gain), net in the Company’s consolidated statements of operations.

As a component of its senior secured credit facility, the Company is party to a revolving credit facility. The revolving credit facility matures in October 2011 and provides for borrowings of up to $50 million, a portion of which may be made available to the Company’s non-U.S. subsidiary borrowers in euros and/or pounds sterling. The revolving credit facility also includes a swing-line loan sub-facility and a letter of credit sub-facility. The revolving credit facility bears interest at a rate equal to, at the Company’s option, (1) an alternate base rate or (2) LIBOR or EURIBOR, plus an applicable margin of 0.375% to 1.00% for base rate advances and 1.375% to 2.00% for LIBOR or EURIBOR advances, depending on the leverage ratio of the Company, as defined in the credit agreement.

Lehman Commercial Paper Inc. (Lehman) was a participating lender in this facility for $5 million. As a result of the bankruptcy of Lehman’s parent company, as of September 30, 2009, the revolving credit facility has been effectively reduced by the majority of Lehman’s $5 million commitment. In October 2009 the Company regained this liquidity as a result of Barclays Capital new participation.

On July 14, 2009 the Company drew $38.7 million, the full amount available under the revolving credit facility after reduction for amounts outstanding under letters of credit. This amount remains outstanding as of September 30, 2009. As of September 30, 2009, the Company also had $6.7 million of outstanding letters of credit outstanding under the revolving credit facility. Revolving credit facility interest expense totaled $112 for the quarter ended September 30, 2009.

On October 5, 2009 we amended our senior secured credit facilities. The amendment, among other things:

•

permits our company to engage in certain specified sale leaseback transactions in 2009 and up to $35.0 million of additional sale leaseback transactions through the maturity of the senior secured credit facilities;

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

•	replaces the maximum leverage ratio covenant of 5.0x under the senior secured credit facilities with the first lien leverage covenant of 2.0x;

•	eliminates the minimum cash interest coverage ratio covenant under the senior secured credit facilities;

•

increases the accordion feature of the term loan portion of the senior secured credit facilities by $100.0 million, allowing our company to borrow up to $200.0 million under the term loan portion of the senior secured credit facilities, subject to certain conditions including receipt of commitments therefore;

•	provides for additional subordinated debt issuances subject to a 2.0x interest coverage ratio; and

•	modifies several other covenants in the senior secured credit facilities to provide our company with more flexibility.

On October 5, 2009 Pregis issued €125.0 million aggregate principal amount of additional second priority senior secured floating rate notes due 2013 (the “notes”). The notes bear interest at a floating rate of EURIBOR plus 5.00% per year. Interest on the notes will be reset quarterly and is payable on January 15, April 15, July 15, and October 15 of each year, beginning on October 15, 2009. The notes mature on April 15, 2013. The notes are treated as a single class under the indenture with the €100.0 million principal amount of our existing second priority senior secured floating rate notes due 2013, originally issued on October 12, 2005. However, the notes do not have the same Common Code or ISIN number as the existing notes, are not fungible with the existing notes and will not trade together as a single class with the existing notes. The notes are treated as issued with more than de minimis original issue discount for United States federal income tax purposes, whereas the existing notes were not issued with original issue discount for such purposes.

The notes and the related guarantees are second priority secured senior obligations. Accordingly, they are effectively junior to our and the guarantors’ obligations under our senior secured credit facilities and any other obligations that are secured by first priority liens on the collateral securing the notes or that are secured by a lien on assets that are not part of the collateral securing the notes, in each case, to the extent of the value of such collateral or assets; structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries that are not guarantors; equal in right of payment with the senior secured floating rate notes issued by us in 2005 (the “2005 notes” and, together with the notes, the “senior secured floating rate notes”); equal in right of payment with all of our and the guarantors’ existing and future unsecured and unsubordinated indebtedness, and effectively senior to such indebtedness to the extent of the value of the collateral; and senior in right of payment to all of our and the guarantors’ existing and future subordinated indebtedness, including the senior subordinated notes issued by us in 2005 (the “senior subordinated notes”) and the related guarantees.

The proceeds from the October 2009 offering were used to repay the Term B-1 and Term B-2 indebtedness under our senior secured credit facilities. As the long-term loans were refinanced by the new long-term senior secured floating rate notes, the term loans have been presented as non-current on the consolidated balance sheet as of September 30, 2009.

6. FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157 or ASC 820 on January 1, 2008. Under generally accepted accounting principles in the U.S., certain assets and liabilities must be measured at fair value, and SFAS No. 157 or ASC 820 details the disclosures that are required for items measured at fair value.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

SFAS No. 157 or ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In order to maintain its interest rate risk and to achieve a targeted ratio of variable-rate versus fixed-rate debt, the Company established an interest rate swap arrangement in the notional amount of 65 million euro from EURIBOR-based floating rates to a fixed rate over the period of October 1, 2008 to April 15, 2011. This swap arrangement was designated as a cash flow hedge and changes in the fair value of this instrument are expected to be highly effective in offsetting the fluctuations in the floating interest rate and are, therefore, being recorded in other comprehensive income until the underlying transaction is recorded.

The accounting for the cash flow impact of the swap is recorded as an adjustment to interest expense. For the three and nine months ended September 30, 2009, the swap resulted in an increase to interest expense of $756 and $1,088, respectively. For the three and nine months ended September 30, 2008, the swap resulted in a reduction to interest expense of $346 and $1,015, respectively.

At September 30, 2009, this interest rate swap contract was the Company’s only derivative instrument and only financial instrument requiring measurement at fair value. The swap is an over-the-counter contract and the inputs utilized to determine its fair value are obtained in quoted public markets. Therefore, the Company has categorized this swap agreement as Level 2 within the fair value hierarchy. At September 30, 2009, the fair value of this instrument was estimated to be a liability of $5,825, which is reported within other liabilities in the Company’s consolidated balance sheet.

The carrying values of other financial instruments included in current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. The carrying value of amounts outstanding under the Company’s senior secured credit facilities is considered to approximate fair value as interest rates vary, based on prevailing market rates. At September 30, 2009, the fair values of the Company’s senior secured notes and senior subordinated notes were estimated to be $137,560 and $139,500, respectively, based on quoted market prices. Under SFAS No. 159 or ASC 825, entities are permitted to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value measurement option under this standard for any of its financial assets or liabilities.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

7. PENSION PLANS

The Company sponsors three defined benefit pension plans covering the majority of its employees located in the United Kingdom and the Netherlands.

The components of net periodic pension cost related to these plans for the three and nine months ended September 30, 2009 and 2008 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Service cost of benefits earned	$707	$525	$1,234	$1,682
Interest cost on benefit obligations	1,166	1,432	3,343	4,295
Expected return on plan assets	(2,132)	(1,918)	(5,315)	(5,756)
Amortization of unrecognized net gain	(61)	(66)	(173)	(197)

Net periodic pension cost (benefit)	$(320)	$(27)	$(911)	$24

8. OTHER OPERATING EXPENSE, NET

A summary of the items comprising other operating expense, net is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
(Gain) loss on disposal of property, plant and equipment	$408	$(673)	$151	$(246)
Royalty expense	51	16	27	154
Rental income	(10)	(9)	(22)	(30)
Restructuring expense	2,050	5,194	13,921	7,814
Other (income) expense, net	(232)	73	(475)	808

Other operating expense, net	$2,267	$4,601	$13,602	$8,500

During the nine months ended September 30, 2009, the Company recorded restructuring charges of $13,921. Restructuring activities are discussed further in Note 9 below.

9. RESTRUCTURING ACTIVITY

In 2008, management approved a company-wide restructuring program to further streamline the Company’s operations and reduce its overall cost structure. Activities included headcount reductions and other overhead cost savings initiatives. Management also approved a cost reduction plan that involved closure of a protective packaging facility located in Eerbeek, the Netherlands. The plan included relocation of the Eerbeek production lines to other existing company facilities located within Western Europe and reduction of related headcount.

In 2009, as part of the Company’s continued efforts to reduce its overall cost structure, management implemented additional headcount reductions and engaged outside consultants to assist in further restructuring of its manufacturing operations. Restructuring plans associated with those consulting activities are not yet complete. Consulting costs for restructuring totaling $4.2 million were expensed as incurred and are presented in “other” in the table below. Also included in “other” are costs associated with the discontinuance of a product line at one of the Company’s North American protective packaging plants of approximately $0.6 million.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

Following is a reconciliation of the restructuring liability for the nine months ended September 30, 2009. The company expects to have substantially satisfied the restructuring liability by June 2010.

Segment	December 31, 2008	Severance	Other	Cash Paid Out	Foreign Currency Translation	September 30, 2009
Protective Packaging	$4,178	$4,339	$3,688	$(11,741)	—	$464
Specialty Packaging	592	1,301	—	(1,429)	18	482
Corporate	83	574	4,019	(2,854)	30	1,852

Total	$4,853	$6,214	$7,707	$(16,024)	$48	$2,798

Amounts recorded for restructuring liabilities are included in other current liabilities on the Company’s consolidated balance sheets. As of September 30, 2009, our restructuring initiatives are substantially complete.

10. INCOME TAXES

The Company’s effective tax rate was 10.47% and 17.04% for the nine months ended September 30, 2009 and 2008, respectively. Reconciliation of the Company’s effective tax rate to the U.S. federal statutory rate is shown in the following table:

	Nine Months Ended September 30,
	2009	2008
U.S. federal income tax rate	(35.00)%	(35.00)%
Changes in income tax rate resulting from:
Valuation allowances	21.35	38.26
State and local taxes on income, net of U.S. federal income tax benefit	6.94	(0.68)
Foreign rate differential	7.45	7.74
Return to provision calculation	—	(1.98)
Non-deductible interest expense	2.79	5.42
Permanent differences	5.27	3.28
Other	1.67	—

Income tax expense	10.47%	17.04%

11. RELATED PARTY TRANSACTIONS

The Company is party to a management agreement with its sponsors, AEA Investors LP and its affiliates, who provide various advisory and consulting services. Fees and expenses incurred under this agreement totaled $472 and $324 for the three months ended September 30, 2009 and 2008, respectively, and $1,563 and $1,248 for the nine months ended September 30, 2009 and 2008, respectively. These amounts are recorded in selling, general and administrative expenses in the Company’s consolidated statements of operations.

The Company had sales to affiliates of AEA Investors LP totaling $280 and $636 for the three months and nine months ended September 30, 2009 compared to $167 and $388 for the same periods of 2008, respectively. The Company made purchases from affiliates of AEA Investors LP totaling $3,153 and $8,627 for the three and nine months ended September 30, 2009 compared to $2,889 and $7,987 for the same periods of 2008, respectively.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s segments are determined on the basis of its organization and internal reporting to the chief operating decision maker. The Company’s segments are as follows:

Protective Packaging—This segment manufactures, markets, sells and distributes protective packaging products in North America and Europe. Its protective mailers, air-encapsulated bubble products, sheet foam, engineered foam, inflatable airbag systems, honeycomb products and other protective packaging products are manufactured and sold for use in cushioning, void-fill, surface-protection, containment and blocking & bracing applications.

Specialty Packaging—This segment provides innovative packaging solutions for food, medical, and other specialty packaging applications, primarily in Europe.

Net sales by reportable segment for the three and nine months ended September 30, 2009 and 2008 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Protective Packaging	$128,930	$172,088	$363,107	$520,226
Specialty Packaging	78,117	93,100	225,487	279,500

	$207,047	$265,188	$588,594	$799,726

The Company evaluates performance and allocates resources to its segments based on segment EBITDA, which is calculated internally as net income before interest, taxes, depreciation, amortization, and restructuring expense and adjusted for other non-cash activity. Segment EBITDA is a measure of segment profit or loss which is reported to the Company’s chief operating decision maker for purposes of making decisions about allocating resources to the Company’s segments and evaluating segment performance. In addition, segment EBITDA is included herein in conformity with SFAS No. 131 or ASC 280, “Disclosures about Segments of an Enterprise and Related Information.” Management believes that segment EBITDA provides useful information for analyzing and evaluating the underlying operating results of each segment. However, segment EBITDA should not be considered in isolation or as a substitute for net income (loss) before income taxes or other measures of financial performance prepared in accordance with generally accepted accounting principles in the United States. Additionally, the Company’s computation of segment EBITDA may not be comparable to other similarly titled measures computed by other companies.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

The following table presents EBITDA by reportable segment and reconciles the total segment EBITDA to loss before income taxes:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Segment EBITDA
Protective Packaging	$15,462	$20,271	$42,201	$49,813
Specialty Packaging	11,363	11,147	30,792	33,574

Total segment EBITDA	26,825	31,418	72,993	83,387
Corporate expenses	(4,390)	(1,614)	(10,210)	(8,346)
Restructuring expense	(2,050)	(5,194)	(13,921)	(7,814)
Depreciation and amortization	(12,607)	(13,584)	(35,383)	(40,734)
Interest expense	(9,192)	(13,392)	(28,072)	(37,293)
Interest income	54	92	176	518
Unrealized foreign exchange gain (loss), net	859	(10,246)	5,552	(6,814)
Non-cash stock compensation	(327)	(244)	(1,061)	(678)
Other	1	—	253	—

Loss before income taxes	$(827)	$(12,764)	$(9,673)	$(17,774)

Corporate expenses include the costs of corporate support functions, such as information technology, finance, human resources, legal and executive management which have not been allocated to the segments. Additionally, corporate expenses may include other non-recurring or non-operational activity that the chief operating decision maker excludes in assessing business unit performance. These expenses, along with depreciation and amortization, other operating income/expense and other non-operating activity such as interest expense/income, restructuring, and foreign exchange gains/losses, are not considered in the measure of the segments’ operating performance, but are shown herein as reconciling items to the Company’s consolidated loss before income taxes.

13. COMPREHENSIVE LOSS

Total comprehensive loss and its components for the three and nine months ended September 30, 2009 and 2008 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net loss	$(3,341)	$(11,962)	$(10,686)	$(20,803)
Other comprehensive income loss, net of tax:
Foreign currency translation adjustment	(971)	(4,796)	(982)	(1,721)
Net change in fair value of hedging instrument	(195)	(763)	(1,564)	(221)

Comprehensive loss	$(4,507)	$(17,521)	$(13,232)	$(22,745)

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

14. COMMITMENTS AND CONTINGENCIES

Legal matters

The Company is party to legal proceedings arising from its operations. Related reserves are recorded when it is probable that liabilities exist and where reasonable estimates of such liabilities can be made. While it is not possible to predict the outcome of any of these proceedings, the Company’s management, based on its assessment of the facts and circumstances now known, does not believe that any of these proceedings, individually or in the aggregate, will have a material adverse effect on the Company’s financial position. The Company does not believe that, with respect to any pending legal matters, it is reasonably possible that a loss exceeding amounts already recognized may be material. However, actual outcomes may be different than expected and could have a material effect on the company’s results of operations or cash flows in a particular period.

Environmental matters

The Company is subject to a variety of environmental and pollution-control laws and regulations in all jurisdictions in which it operates. Where it is probable that related liabilities exist and where reasonable estimates of such liabilities can be made, associated reserves are established. Estimated liabilities are subject to change as additional information becomes available regarding the magnitude of possible clean-up costs, the expense and effectiveness of alternative clean-up methods, and other possible liabilities associated with such situations. The Company does not believe that, with respect to any pending environmental matters, it is reasonably possible that a loss exceeding amounts already recognized may be material. However, actual outcomes may be different than expected and could have a material effect on the company’s results of operations or cash flows in a particular period.

Financing commitments

As of September 30, 2009, the Company also had $6.7 million of outstanding letters of credit outstanding under the revolving credit facility. In addition, the Company also had outstanding guarantees and letters of credit issued under other financing lines with local banks totaling $5,786.

15. SUBSEQUENT EVENTS

On October 5, 2009 Pregis issued €125.0 million aggregate principal amount of additional second priority senior secured floating rate notes due 2013. See footnote 5 for additional information.

On October 29, 2009 the Company entered into an agreement to sell and leaseback real property consisting of land and buildings at one of its subsidiaries located in the United Kingdom. The net sale proceeds totaled approximately $10.6 million (6.6 million British Pounds). The Company anticipates this transaction to qualify for sales leaseback accounting treatment, resulting in a $2.7 million gain on disposal of assets. The lease term is 25 years with annual rents totaling approximately $1.2 million (750 thousand British Pounds).

16. SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

Pregis Holdings II (presented as Parent in the following schedules), through its 100%-owned subsidiary, Pregis Corporation (presented as Issuer in the following schedules), issued senior secured notes and senior subordinated notes in connection with its acquisition by AEA Investors LP and its affiliates. The senior notes are

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

fully, unconditionally and jointly and severally guaranteed on a senior secured basis and the senior subordinated notes are fully, unconditionally and jointly and severally guaranteed on an unsecured senior subordinated basis, in each case, by Pregis Holdings II and substantially all existing and future 100%- owned domestic restricted subsidiaries of Pregis Corporation (collectively, the “Guarantors”). All other subsidiaries of Pregis Corporation, whether direct or indirect, do not guarantee the senior secured notes and senior subordinated notes (the “Non-Guarantors”). The Guarantors also unconditionally guarantee the Company’s borrowings under its senior secured credit facilities on a senior secured basis.

Additionally, the senior secured notes are secured on a second priority basis by liens on all of the collateral (subject to certain exceptions) securing Pregis Corporation’s senior secured credit facilities. In the event that secured creditors exercise remedies with respect to Pregis and its guarantors’ pledged assets, the proceeds of the liquidation of those assets will first be applied to repay obligations secured by the first priority liens under the senior secured credit facilities and any other first priority obligations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of (1) the Parent, (2) the Issuer, (3) the Guarantors, (4) the Non-Guarantors, and (5) eliminations to arrive at the information for Pregis Holding II on a consolidated basis. Separate financial statements and other disclosures concerning the Guarantors are not presented because management does not believe such information is material to investors. Therefore, each of the Guarantors is combined in the presentation below.

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

September 30, 2009

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$59,049	$—	$41,153	$—	$100,202
Accounts receivable
Trade, net of allowances	—	—	29,868	93,382	—	123,250
Affiliates	—	69,300	75,094	2,813	(147,207)	—
Other	—	—	8	7,936	—	7,944
Inventories, net	—	—	20,077	65,674	—	85,751
Deferred income taxes	—	134	2,589	2,144	—	4,867
Due from Pactiv	—	—	—	1,166	—	1,166
Prepayments and other current assets	—	5,404	414	2,970	—	8,788

Total current assets	—	133,887	128,050	217,238	(147,207)	331,968
Investment in subsidiaries / intercompany balances	77,930	510,407	—	—	(588,337)	—
Property, plant and equipment, net	—	1,396	68,384	168,413	—	238,193
Other assets
Goodwill	—	—	85,597	42,418	—	128,015
Intangible assets, net	—	—	16,104	23,436	—	39,540
Other	—	4,526	4,015	32,369	—	40,910

Total other assets	—	4,526	105,716	98,223	—	208,465

Total assets	$77,930	$650,216	$302,150	$483,874	$(735,544)	$778,626

Liabilities and stockholder’s equity
Current liabilities
Current portion of long-term debt	$—	$—	$—	$258	$—	$258
Accounts payable	—	3,818	20,822	64,761	—	89,401
Accounts payable, affiliate	—	46,142	50,466	50,582	(147,190)	—
Accrued income taxes	—	(3,613)	4,619	3,666	—	4,672
Accrued payroll and benefits	—	26	4,312	11,656	—	15,994
Accrued interest	—	10,336	—	1	—	10,337
Other	—	1,855	5,531	11,681	—	19,067

Total current liabilities	—	58,564	85,750	142,605	(147,190)	139,729
Long-term debt	—	510,186	—	345	—	510,531
Intercompany balances	—	—	116,111	302,317	(418,428)	—
Deferred income taxes	—	(5,237)	20,331	8,821	—	23,915
Other	—	8,773	6,616	11,132	—	26,521
Total stockholder’s equity	77,930	77,930	73,342	18,654	(169,926)	77,930

Total liabilities and stockholder’s equity	$77,930	$650,216	$302,150	$483,874	$(735,544)	$778,626

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2008

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$—	$9,764	$31,415	$—	$41,179
Accounts receivable
Trade, net of allowances	—	—	30,338	91,398	—	121,736
Affiliates	—	75,907	70,569	1,864	(148,340)	—
Other	—	—	57	13,772	—	13,829
Inventories, net	—	—	23,829	64,038	—	87,867
Deferred income taxes	—	134	2,589	1,613	—	4,336
Due from Pactiv	—	—	—	1,399	—	1,399
Prepayments and other current assets	—	2,457	1,316	4,662	—	8,435

Total current assets	—	78,498	138,462	210,161	(148,340)	278,781
Investment in subsidiaries / intercompany balances	90,101	524,168	—	—	(614,269)	—
Property, plant and equipment, net	—	1,704	74,590	168,830	—	245,124
Other assets
Goodwill	—	—	85,597	41,798	—	127,395
Intangible assets, net	—	—	17,150	24,104	—	41,254
Other	—	7,734	4,046	32,042	—	43,822

Total other assets	—	7,734	106,793	97,944	—	212,471

Total assets	$90,101	$612,104	$319,845	$476,935	$(762,609)	$736,376

Liabilities and stockholder’s equity
Current liabilities
Current portion of long-term debt	$—	$4,641	$—	$261	$—	$4,902
Accounts payable	—	1,257	15,081	62,754	—	79,092
Accounts payable, affiliate	—	46,698	61,668	39,974	(148,340)	—
Accrued income taxes	—	(374)	1,217	6,121	—	6,964
Accrued payroll and benefits	—	114	3,616	7,923	—	11,653
Accrued interest	—	6,905	—	—	—	6,905
Other	—	84	5,663	15,993	—	21,740

Total current liabilities	—	59,325	87,245	133,026	(148,340)	131,256
Long-term debt	—	460,128	—	586	—	460,714
Intercompany balances	—	—	137,778	288,577	(426,355)	—
Deferred income taxes	—	(4,315)	20,331	8,897	—	24,913
Other	—	6,865	6,907	15,620	—	29,392
Total stockholder’s equity	90,101	90,101	67,584	30,229	(187,914)	90,101

Total liabilities and stockholder’s equity	$90,101	$612,104	$319,845	$476,935	$(762,609)	$736,376

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended September 30, 2009

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$—	$—	$74,543	$134,480	$(1,976)	$207,047

Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	52,172	105,892	(1,976)	156,088
Selling, general and administrative	—	4,262	8,776	15,622	—	28,660
Depreciation and amortization	—	157	3,540	8,910	—	12,607
Other operating expense, net	—	1,077	109	1,081	—	2,267

Total operating costs and expenses	—	5,496	64,597	131,505	(1,976)	199,622

Operating income (loss)	—	(5,496)	9,946	2,975	—	7,425
Interest expense	—	(140)	3,677	5,655	—	9,192
Interest income	—	(29)	—	(25)	—	(54)
Foreign exchange loss (gain), net	—	(3,964)	(10)	3,088	—	(886)
Equity in loss of subsidiaries	3,341	2,093	—	—	(5,434)	—

Income (loss) before income taxes	(3,341)	(3,456)	6,279	(5,743)	5,434	(827)
Income tax expense	—	(115)	2,487	142	—	2,514

Net income (loss)	$(3,341)	$(3,341)	$3,792	$(5,885)	$5,434	$(3,341)

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Three Months Ended September 30, 2008

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$—	$—	$95,998	$172,110	$(2,920)	$265,188

Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	69,867	138,726	(2,920)	205,673
Selling, general and administrative	—	2,725	10,493	18,014	—	31,232
Depreciation and amortization	—	165	4,011	9,408	—	13,584
Other operating expense, net	—	—	(95)	4,696	—	4,601

Total operating costs and expenses	—	2,890	84,276	170,844	(2,920)	255,090

Operating income (loss)	—	(2,890)	11,722	1,266	—	10,098
Interest expense	—	(249)	4,493	9,148	—	13,392
Interest income	—	(47)	—	(45)	—	(92)
Foreign exchange loss	—	9,262	—	300	—	9,562
Equity in loss of subsidiaries	11,962	3,558	—	—	(15,520)	—

Income (loss) before income taxes	(11,962)	(15,414)	7,229	(8,137)	15,520	(12,764)
Income tax expense (benefit)	—	(3,452)	1,792	858	—	(802)

Net income (loss)	$(11,962)	$(11,962)	$5,437	$(8,995)	$15,520	$(11,962)

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2009

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$—	$—	$207,470	$386,589	$(5,465)	$588,594

Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	146,248	303,361	(5,465)	444,144
Selling, general and administrative	—	11,024	25,717	46,318	—	83,059
Depreciation and amortization	—	468	11,214	23,701	—	35,383
Other operating expense, net	—	5,002	2,882	5,718	—	13,602

Total operating costs and expenses	—	16,494	186,061	379,098	(5,465)	576,188

Operating income (loss)	—	(16,494)	21,409	7,491	—	12,406
Interest expense	—	(3,154)	11,924	19,302	—	28,072
Interest income	—	(70)	—	(106)	—	(176)
Foreign exchange loss (gain), net	—	(4,519)	20	(1,318)	—	(5,817)
Equity in loss of subsidiaries	10,686	4,894	—	—	(15,580)	—

Income (loss) before income taxes	(10,686)	(13,645)	9,465	(10,387)	15,580	(9,673)
Income tax expense (benefit)	—	(2,959)	3,749	223	—	1,013

Net income (loss)	$(10,686)	$(10,686)	$5,716	$(10,610)	$15,580	$(10,686)

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2008

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$—	$—	$270,857	$537,156	$(8,287)	$799,726

Operating costs and expenses:
Cost of sales, excluding depreciation and amortization	—	—	204,889	427,841	(8,287)	624,443
Selling, general and administrative	—	9,286	32,781	58,340	—	100,407
Depreciation and amortization	—	413	12,283	28,038	—	40,734
Other operating expense, net	—	247	945	7,308	—	8,500

Total operating costs and expenses	—	9,946	250,898	521,527	(8,287)	774,084

Operating income (loss)	—	(9,946)	19,959	15,629	—	25,642
Interest expense	—	(3,619)	13,688	27,224	—	37,293
Interest income	—	(161)	—	(357)	—	(518)
Foreign exchange loss	—	2,880	—	3,761	—	6,641
Equity in loss of subsidiaries	20,803	13,867	—	—	(34,670)	—

Income (loss) before income taxes	(20,803)	(22,913)	6,271	(14,999)	34,670	(17,774)
Income tax expense (benefit)	—	(2,110)	1,335	3,804	—	3,029

Net income (loss)	$(20,803)	$(20,803)	$4,936	$(18,803)	$34,670	$(20,803)

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2009

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$(10,686)	$(10,686)	$5,716	$(10,610)	$15,580	$(10,686)
Non-cash adjustments	10,686	3,226	11,814	20,795	(15,580)	30,941
Changes in operating assets and						—
liabilities, net of effects of acquisitions	—	12,044	(1,013)	10,171	—	21,202

Cash provided by operating activities	—	4,584	16,517	20,356	—	41,457

Investing activities
Capital expenditures	—	(159)	(5,583)	(11,902)	—	(17,644)
Proceeds from sale of assets	—	—	969	(277)	—	692

Cash used in investing activities	—	(159)	(4,614)	(12,179)	—	(16,952)

Financing activities
Intercompany activity	—	21,667	(21,667)	—	—	—
Proceeds from issuance of long-term debt	—	38,700	—	—	—	38,700
Repayment of long-term debt	—	(4,312)	—	—	—	(4,312)
Other, net	—	(1,284)	—	(125)	—	(1,409)

Cash provided by (used in) financing activities	—	54,771	(21,667)	(125)	—	32,979
Effect of exchange rate changes on cash and cash equivalents	—	(147)	—	1,686	—	1,539

Increase (decrease) in cash and cash equivalents	—	59,049	(9,764)	9,738	—	59,023
Cash and cash equivalents, beginning of period	—	—	9,764	31,415	—	41,179

Cash and cash equivalents, end of period	$—	$59,049	$—	$41,153	$—	$100,202

PREGIS HOLDING II CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in thousands of U.S. dollars, unless otherwise noted)

PREGIS HOLDING II CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2008

(Unaudited)

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income (loss)	$(20,803)	$(20,803)	$4,936	$(18,803)	$34,670	$(20,803)
Non-cash adjustments	20,803	18,950	13,284	31,274	(34,670)	49,641
Changes in operating assets and						—
liabilities, net of effects of acquisitions	—	(2,033)	(6,688)	46	—	(8,675)

Cash provided by (used in) operating activities	—	(3,886)	11,532	12,517	—	20,163

Investing activities
Capital expenditures	—	—	(6,088)	(19,182)	—	(25,270)
Proceeds from sale of assets	—	—	6	1,036	—	1,042
Insurance proceeds	—	—	—	1,868		1,868
Other, net	—	—	—	(593)	—	(593)

Cash used in investing activities	—	—	(6,082)	(16,871)	—	(22,953)
Financing activities
Intercompany activity	—	5,450	(5,450)	—	—	—
Repayment of long-term debt	—	(1,435)	—	—	—	(1,435)
Other, net	—	—	—	62	—	62

Cash provided by (used in) financing activities	—	4,015	(5,450)	62	—	(1,373)
Effect of exchange rate changes on cash and cash equivalents	—	69	—	(857)	—	(788)

Decrease in cash and cash equivalents	—	198	—	(5,149)	—	(4,951)
Cash and cash equivalents, beginning of period	—	8,641	—	26,348	—	34,989

Cash and cash equivalents, end of period	$—	$8,839	$—	$21,199	$—	$30,038

Until                     , all dealers that effect transactions in the exchange notes may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

We, Pregis Holding II Corporation, Pregis Management Corporation and Pregis Innovative Packaging Inc. are incorporated under the laws of the State of Delaware. Hexacomb Corporation is incorporated under the laws of the State of Illinois.

Section 145 of the Delaware General Corporation Law, or DGCL, and Section 8.75 of the Illinois Business Corporation Act, or IBCA, provide that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

The DGCL and IBCA further authorize a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 or Section 8.75.

The bylaws of our company, Pregis Holding II Corporation, Pregis Management Corporation and Pregis Innovative Packaging Inc. provide for the indemnification of their respective directors and officers to the fullest extent authorized by law. The certificates of incorporation of our company, Pregis Holding II Corporation, Pregis Management Corporation provide that, to the fullest extent permitted by the DGCL, a director shall not be liable for monetary damages for breach of the director’s fiduciary duty. Pregis Innovative Packaging Inc.’s certificate of incorporation provides for the indemnification of its directors and officers to the fullest extent authorized by law and that a director shall have no personal liability for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Hexacomb Corporation’s bylaws provide for the indemnification of its directors and officers to the fullest extent authorized by law. We have also purchased insurance on behalf of our directors and officers.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

2.1	Stock Purchase Agreement, dated as of June 23, 2005, as amended, among Pactiv Corporation and certain of its affiliates, as sellers, and PFP Holding II Corporation, as purchaser.(1)

2.2	Sale and Purchase Agreement dated as of July 4, 2007 between Mirto Trading LTD, Mr. Birliba Mihai, Ms. Olariu Angelica, Mr. Mitrea Florin, Pro Logistics S.R.L, and Pregis GmbH.(6)

3.1	Certificate of Incorporation of Pregis Corporation.(1)

3.2	By-laws of Pregis Corporation.(1)

3.3	Certificate of Incorporation of Pregis Holding II Corporation.(1)

3.4	By-laws of Pregis Holding II Corporation.(1)

3.5	Certificate of Incorporation of Pregis Management Corporation.(1)

3.6	By-laws of Pregis Management Corporation.(1)

3.7	Certificate of Incorporation of Pregis Innovative Packaging Inc.(1)

3.8	By-laws of Pregis Innovative Packaging Inc.(1)

3.9	Certificate of Incorporation of Hexacomb Corporation.(1)

3.10	By-laws of Hexacomb Corporation.(1)

4.1	Indenture, dated October 12, 2005, among Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., Hexacomb Corporation, The Bank of New York Trust Company, N.A., as successor trustee, collateral agent, registrar and paying agent to The Bank of New York, and RSM Robson Rhodes LLP, as Irish paying agent.(1)

4.1(a)	Supplemental Indenture, dated as of October 5, 2009, among Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., Hexacomb Corporation, The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, The Bank of New York Mellon (Luxembourg) S.A., as successor registrar to The Bank of New York, The Bank of New York Mellon, as paying agent, and Grant Thornton, as Irish paying agent.(9)

4.2	Indenture, dated October 12, 2005, among Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., Hexacomb Corporation, and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York.(1)

4.3	Form of Initial Notes and Form of Exchange Notes (included within the Supplemental Indenture filed as Exhibit 4.1(a)).

4.4	Registration Rights Agreement, dated October 5, 2009, among Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., Hexacomb Corporation, Credit Suisse Securities (Europe) Limited, Barclays Bank PLC and Goldman Sachs International.(9)

5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

5.2*	Opinion of McGuireWoods LLP.

Exhibit Number	Description

10.1	Credit Agreement, dated October 12, 2005, among Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., Hexacomb Corporation, the several banks, other financial institutions and related funds as may from time to time become parties thereto, Credit Suisse, as collateral agent and administrative agent, Lehman Brothers Inc., as syndication agent, and CIT Lending Services, Inc. and JPMorgan Chase Bank, N.A., as co-documentation agents.(1)

10.1(a)	Waiver Letter No. 2 and Amendment No. 1, dated as of May 31, 2006, to Credit Agreement, dated October 12, 2005, among Pregis Corporation and Credit Suisse, Cayman Islands Branch, as Agent and as a Lender.(2)

10.1(b)*	Amendment No. 2, dated as of December 20, 2007, among Pregis Corporation, Pregis Holding II Corporation and the other parties signatory thereto, amending the Credit Agreement, dated as of October 12, 2005, among the Company, Pregis Holding II Corporation, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties thereto.

10.1(c)	Amendment No. 3, dated as of October 5, 2009, among Pregis Corporation, Pregis Holding II Corporation and the other parties signatory thereto, amending the Credit Agreement, dated as of October 12, 2005, among the Company, Pregis Holding II Corporation, Credit Suisse, Cayman Islands Branch, as administrative agent and collateral agent, and the other parties thereto.(9)

10.2	First Lien Security Agreement, dated October 12, 2005, by Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., and Hexacomb Corporation, to Credit Suisse, as collateral agent.(1)

10.3	Second Lien Security Agreement, dated October 12, 2005, by Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., and Hexacomb Corporation, to The Bank of New York Trust Company, N.A., as successor trustee and collateral agent to The Bank of New York.(1)

10.3(a)	Amendment No. 1 to the Second Lien Security Agreement, dated as of October 5, 2009, among the Company, each of the other grantors signatory thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.(9)

10.4	Senior Pledge Agreement, dated October 12, 2005, between Pregis Corporation, as pledgor, and Credit Suisse, as security agent.(1)

10.5	Subordinated Pledge Agreement, dated October 12, 2005, between Pregis Corporation, as pledgor, and The Bank of New York Trust Company, N.A., as successor security agent to The Bank of New York.(1)

10.5(a)	Amendment No. 1 to the Subordinated Pledge Agreement, dated as of October 5, 2009, among the Company, The Bank of New York Mellon Trust Company, N.A. and Pregis (Luxembourg) Holding S.à r.l.(9)

10.6	First Lien Intellectual Property Security Agreement, dated October 12, 2005, by Pregis Corporation, Pregis Holding II Corporation, Pregis Management Corporation, Pregis Innovative Packaging Inc., Hexacomb Corporation, to Credit Suisse, as collateral agent.(1)

10.7	Amended and Restated Second Lien Intellectual Property Security Agreement, dated as of October 5, 2009, among the Company, The Bank of New York Mellon Trust Company, N.A. and the other parties thereto.(9)

10.8	Management Agreement, dated October 12, 2005, by and between Pregis Corporation and AEA Investors LLC.(1)

10.9	Separation and Consulting Agreement, dated November 30, 2005, by James D. Morris and Pregis Holding I Corporation, Pregis Holding II Corporation, Pregis Corporation, Pregis Innovative Packaging Inc., and Hexacomb Corporation.(1)

Exhibit Number	Description

10.10	Separation Agreement and Release, dated November 30, 2005, by Kevin J. Corcoran and Pregis Holding I Corporation, Pregis Holding II Corporation, Pregis Corporation, Pregis Innovative Packaging Inc., Pregis Management Corporation, and Hexacomb Corporation.(1)

10.11	Pregis Holding I Corporation 2005 Stock Option Plan.(1)

10.12	Form of Time-Vesting Nonqualified Stock Option Agreement.(1)

10.13	Form of Performance-Vesting Nonqualified Stock Option Agreement.(5)

10.14	Pregis Holding I Corporation Employee Stock Purchase Plan.(1)

10.15	Form of Pregis Holding I Corporation Employee Stock Purchase Plan Employee Subscription Agreement.(1)

10.16	Employment Agreement, dated February 6, 2006, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Vincent P. Langone.(1)

10.17	Employment Agreement, dated April 12, 2006, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Timothy J. Cunningham, Noncompetition Agreement, dated April 12, 2006, by and between Pregis Holding I Corporation and Timothy J. Cunningham and Nonqualified Stock Option Agreement, dated April 12, 2006, between Pregis Holding I Corporation and Timothy J. Cunningham.(2)

10.18	Employment Agreement, dated October 2, 2006, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Michael T. McDonnell, Noncompetition Agreement, dated October 2, 2006, by and between Pregis Holding I Corporation and Michael T. McDonnell, Nonqualified Stock Option Agreement, dated October 2, 2006, between Pregis Holding I Corporation and Michael T. McDonnell, and Executive Subscription Agreement, dated October 2, 2006, between Pregis Holding I Corporation and Michael T. McDonnell.(2)

10.19	Employment Agreement, dated January 23, 2006, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Andy Brewer.(1)

10.20	Amendment to Employment Agreement, effective April 1, 2006, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Andy Brewer.(2)

10.21	Employment Agreement of a Managing Director, dated July 1, 1995, between Sengewald Klinikprodukte GmbH and Dieter Eberle (translation from German language).(1)

10.22	Employment Agreement, dated November 7, 1990, between Jiffy Packaging Company Limited and Peter Lewis and Letter Agreement, dated July 3, 2000, from Pactiv Corporation Europe B.V. to Peter Lewis.(1)

10.23	Employment Agreement of a Managing Director, dated March 8, 2004, between Kobusch Folien Verwaltungsgesellschaft mbH and Hartmut Scherf (translation from German language).(1)

10.24	Noncompetition Agreement, dated February 6, 2006, by and among Pregis Holding I Corporation and Vincent P. Langone, Noncompetition Agreements, dated November 30, 2005, by and among Pregis Holding I Corporation and each of James D. Morris and Kevin Corcoran and Noncompetition Agreements, dated January 23, 2006, by and among Pregis Holding I Corporation and Andy Brewer.(1)

10.25	Employment Agreement, dated January 23, 2006, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and C. William McBee.(1)

Exhibit Number	Description

10.26	Nonqualified Stock Option Agreements, dated February 6, 2006, between Pregis Holding I Corporation and Vincent P. Langone, Nonqualified Stock Option Agreement, dated November 30, 2005, between Pregis Holding I Corporation and James D. Morris and Nonqualified Stock Option Agreements, dated January 23, 2006, between Pregis Holding I Corporation and each of Andy Brewer, Dieter Eberle, Peter Lewis, and Hartmut Scherf.(1)

10.27	Separation Agreement and Release, dated December 8, 2006, by Vincent P. Langone and Pregis Holding I Corporation, Pregis Holding II Corporation and Pregis Corporation, Assignment of Residence Lease, dated December 8, 2006, from Vincent P. Langone to Pregis Corporation and Stock Repurchase Agreement, dated December 8, 2006, by and between Vincent P. Langone and Pregis Holding I Corporation.(3)

10.28	Compromise Agreement, dated as of March 13, 2007, between Peter Lewis and Pregis Corporation and Jiffy Packaging UK Limited.(4)

10.29	Consultancy Agreement, dated as of March 13, 2007, between Lewis Consulting Limited and Pregis Corporation.(4)

10.30	Employment Agreement, dated August 15, 2007, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and D. Keith LaVanway.(7)

10.31	Management Agreement between Pregis NV and Fernando De Miguel, dated May 15, 2007.(7)

10.32	Separation Agreement, dated August 27, 2007, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Timothy J. Cunningham.(7)

10.33	Separation Agreement and Release, dated January 9, 2008, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Andy J. Brewer.(7)

10.34	Employment Agreement, dated December 11, 2007, by and among Pregis Holding I Corporation and Pregis Holding II Corporation and Pregis Corporation and Kevin J. Baudhuin.(8)

10.35*	Separation Agreement and Release, dated September 30, 2009, by and between Fernando De Miguel and Pregis NV.

12.1*	Computation of Ratio of Earnings to Fixed Charges.

21.1	List of Subsidiaries.(8)

23.1*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 5.1).

23.2*	Consent of McGuireWoods LLP (included in the opinion filed as Exhibit 5.2).

23.3	Consent of Ernst & Young LLP.

24.1*	Power of Attorney.

25.1*	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Bank of New York.

99.1	Form of Letter of Transmittal, with respect to outstanding notes and exchange notes.

99.2*	Form of Notice of Guaranteed Delivery, with respect to outstanding notes and exchange notes.

99.3*	Form of Instructions to Registered Holder from Beneficial Owner.

99.4*	Form of Letter to Clients.

99.5*	Form of Letter to Registered Holders.

*	Previously filed.
(1)	Incorporated by reference to Amendment No. 1 to the registrant’s registration statement on Form S-4/A (No. 333-130353), filed with the Commission on February 14, 2006.
(2)	Incorporated by reference to Amendment No. 2 to the registrant’s registration statement on Form S-4/A (No. 333-130353), filed with the Commission on November 9, 2006.
(3)	Incorporated by reference to Amendment No. 3 to the registrant’s registration statement on Form S-4/A (No. 333-130353), filed with the Commission on January 12, 2007.
(4)	Incorporated by reference to Amendment No. 4 to the registrant’s registration statement on Form S-4/A (No. 333-130353), filed with the Commission on April 16, 2007.
(5)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Pregis Holding II Corporation, filed with the Commission on February 28, 2008.
(6)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Pregis Holding II Corporation, filed with the Commission on July 9, 2007.
(7)	Incorporated by reference to Exhibits 10.30, 10.31, 10.32 and 10.33 to the Annual Report on Form 10-K of Pregis Holding II Corporation, filed with the Commission on March 24, 2008.
(8)	Incorporated by reference to Exhibits 10.34 and 21.1 to the Annual Report on Form 10-K of Pregis Holding II Corporation, filed with the Commission on March 27, 2009.
(9)	Incorporated by reference to Exhibits 4.1, 4.2, 10.1, 10.2, 10.3 and 10.4 to the Current Report on Form 8-K of Pregis Holding II Corporation, filed with the Commission on October 5, 2009.

(b) Financial Statement Schedules

None.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)	to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Deerfield, State of Illinois, on the 14th day of January, 2010.

PREGIS CORPORATION PREGIS HOLDING II CORPORATION

By:	/S/ MICHAEL T. MCDONNELL
Michael T. McDonnell
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL T. MCDONNELL Michael T. McDonnell	President, Chief Executive Officer and Director (principal executive officer)	January 14, 2010

* D. Keith LaVanway	Vice President, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	January 14, 2010

* John L. Garcia	Director	January 14, 2010

* Glenn Fischer	Director	January 14, 2010

Brian R. Hoesterey	Director

* James W. Leng	Director	January 14, 2010

* James D. Morris	Director	January 14, 2010

* John P. O’Leary, Jr.	Director	January 14, 2010

* Thomas J. Pryma	Director	January 14, 2010

* James E. Rogers	Director	January 14, 2010

*By:	/s/ MICHAEL T. MCDONNELL
Michael T. McDonnell, As Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Deerfield, State of Illinois, on the 14th day of January, 2010.

PREGIS INNOVATIVE PACKAGING INC. HEXACOMB CORPORATION PREGIS MANAGEMENT CORPORATION

By:	/S/ MICHAEL T. MCDONNELL
Michael T. McDonnell
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL T. MCDONNELL Michael T. McDonnell	President, Chief Executive Officer and Director (principal executive officer)	January 14, 2010

* D. Keith LaVanway	Vice President, Chief Financial Officer, Treasurer, Secretary and Director (principal financial officer and principal accounting officer)	January 14, 2010

*By:	/s/ MICHAEL T. MCDONNELL
Michael T. McDonnell, As Attorney-in-Fact